UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission File Number: 001-35808

READY CAPITAL CORPORATION



(Exact name of registrant as specified in its charter)

Maryland	**90-0729143**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1251 Avenue of the Americas, 50th Floor, New York, NY 10020
(Address of Principal Executive Offices, Including Zip Code)

(212) 257-4600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	RC	New York Stock Exchange
Preferred Stock, 6.25% Series C Cumulative Convertible, par value $0.0001 per share	RC PRC	New York Stock Exchange
Preferred Stock, 6.50% Series E Cumulative Redeemable, par value $0.0001 per share	RC PRE	New York Stock Exchange
6.20% Senior Notes due 2026	RCB	New York Stock Exchange
5.75% Senior Notes due 2026	RCC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐   No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐   No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of June 30, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $1,801.2 million based on the closing sales price of the registrant's common stock on June 30, 2023 as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: The registrant has 172,554,524 shares of common stock, par value $0.0001 per share, outstanding as of February 27, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2024 annual meeting of stockholders are incorporated by reference into Part III of this annual report on Form 10-K.

TABLE OF CONTENTS

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FORWARD-LOOKING STATEMENTS

Except where the context suggests otherwise, the terms "Company," "we," "us" and "our" refer to Ready Capital Corporation and its subsidiaries. We make forward-looking statements in this annual report on Form 10-K within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend such statements to be covered by the safe harbor provisions for forward-looking statements contained therein. Forward-looking statements contained in this annual report reflect our current views about future events and are inherently subject to substantial risks and uncertainties, many of which are difficult to predict and beyond our control, that may cause our actual results to materially differ. These forward-looking statements include information about possible or assumed future results of our operations, financial condition, liquidity, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "could," "would," "may," "potential" or other comparable terminology, we intend to identify forward-looking statements, although not all forward-looking statements may contain such words. Statements regarding the following subjects, among others, may be forward-looking, and the occurrence of events impacting these subjects, or otherwise impacting our business, may cause our financial condition, liquidity and consolidated results of operations to vary materially from those expressed in, or implied by, any such forward-looking statements:

- our investment objectives and business strategy;

- our ability to borrow funds or otherwise raise capital on favorable terms;

- our expected leverage;

- our expected investments;

- estimates or statements relating to, and our ability to make, future distributions;

- projected capital and operating expenditures;

- availability of qualified personnel;

- prepayment rates;

- projected default rates;

- increased rates of default and/or decreased recovery rates on our investments;

- changes in interest rates, interest rate spreads, the yield curve or prepayment rates;

- the impact of inflation on our business;

- changes in prepayments of our assets;

- our ability to achieve the expected synergies, cost savings and other benefits from the acquisition of a group of privately-held real estate structured finance opportunities funds with a focus on construction lending (collectively, the "Mosaic Funds");

- our ability to achieve the expected synergies, cost savings and other benefits from the acquisition of Broadmark Realty Capital Inc. ("Broadmark"), a specialty real estate finance company that specialized in originating and servicing residential and commercial construction loans;

- risks associated with achieving expected synergies, cost savings and other benefits from acquisitions and our increased scale;

- risks related to integrating a construction lending platform into our existing operations and the origination and ownership of construction loans, which are subject to additional risks as compared to loans secured by existing structures or land, following the Broadmark Merger and the acquisition of the Mosaic Funds;

- risks associated with the divestiture of our Residential Mortgage Banking segment, should we undertake such a sale;

- market, industry and economic trends;

- our ability to compete in the marketplace;

- the availability of attractive risk-adjusted investment opportunities in lower-to-middle-market commercial real estate loans ("LMM"), loans guaranteed by the U.S. Small Business Administration (the "SBA") under its Section 7(a) loan program (the "SBA Section 7(a) Program"), mortgage backed securities ("MBS"), residential mortgage loans and other real estate-related investments that satisfy our investment objectives and strategies;

- general volatility of the capital markets;

- changes in our investment objectives and business strategy;

- the availability, terms and deployment of capital;

- the availability of suitable investment opportunities;

- market developments and actions recently taken and which may be taken by the U.S. Government, the U.S. Department of the Treasury ("Treasury") and the Board of Governors of the Federal Reserve System, the Federal Depositary Insurance Corporation, the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Government National Mortgage Association ("Ginnie Mae"), Federal Housing Administration ("FHA") Mortgagee, U.S. Department of Agriculture ("USDA"), U.S. Department of Veterans Affairs ("VA") and the U.S. Securities and Exchange Commission ("SEC");

- applicable regulatory changes;

- changes in our assets, interest rates or the general economy;

- mortgage loan modification programs and future legislative actions;

- our ability to maintain our qualification as a real estate investment trust ("REIT") and limitations on our business as a result of our qualifications as a REIT;

- our ability to maintain our exemption from qualification under the Investment Company Act of 1940, as amended (the "1940 Act");

- factors described in this annual report on Form 10-K, including those set forth under the captions "Risk Factors" and "Business";

- our dependence on our external advisor, Waterfall Asset Management, LLC ("Waterfall" or the "Manager"), and our ability to find a suitable replacement if we or Waterfall were to terminate the management agreement we have entered into with Waterfall (the "management agreement");

- the degree and nature of our competition, including competition for LMM loans, MBS, residential mortgage loans, construction loans and other real estate-related investments that satisfy our investment objectives and strategies;

- geopolitical events such as acts of terrorism, war or other military conflict, and the related impact on macroeconomic conditions;

- the impact of the coronavirus ("COVID-19") pandemic and the emergence and severity of COVID-19 variants on our business and operations, financial condition, results of operations, liquidity and capital resources; and

- the impact of pandemics or epidemics on our borrowers, the real estate industry and global markets.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and we caution readers not to place undue reliance on any forward-looking statements. These forward-looking statements apply only as of the date of this annual report on Form 10-K. We are not obligated, and do not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. See Item 1A. "Risk Factors" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this annual report on Form 10-K.

RISK FACTOR SUMMARY

We are subject to a variety of risks that are inherent to our business, including risks that may prevent us from achieving our business objectives or may adversely affect our financial condition, results of operations and liquidity. The following list of risks and uncertainties is only a summary of some of the most important factors and is not intended to be exhaustive. The risk factor summary should be read together with the more detailed discussion of risks and uncertainties set forth in Item 1A. "Risk Factors" of this annual report on Form 10-K.

- We depend on Waterfall and its key personnel for our success and we may not find a suitable replacement for Waterfall if the management agreement with Waterfall is terminated, or if key personnel leave the employment of Waterfall or otherwise become unavailable to us;

- There are various conflicts of interest in our relationship with Waterfall which could result in decisions that are not in the best interests of our stockholders;

- The termination of the management agreement may be difficult and require payment of a substantial termination fee or other amounts, including in the case of termination for unsatisfactory performance, which may adversely affect our inclination to end our relationship with Waterfall;

- The COVID-19 pandemic caused severe disruptions in the U.S. and global economy and a resurgence of COVID-19, or outbreaks of other highly infectious diseases, may have an adverse impact on our performance, financial condition and results of operations;

- The lack of liquidity of our assets may adversely affect our business, including our ability to value and sell our assets;

- We anticipate a significant portion of our investments will be in the form of LMM loans that are subject to risks, such as credit risk;

- Some of the mortgage loans we will originate or acquire are loans made to self-employed borrowers who have a higher risk of delinquency and default, which could have a material and adverse effect on our business, results of operations and financial condition;

- New entrants in the market for LMM loans could adversely impact our ability to acquire such loans at attractive prices and originate such loans at attractive risk-adjusted returns;

- We cannot predict the unintended consequences and market distortions that may stem from far-ranging interventions in the financial system and oversight of financial markets;

- Interest rate fluctuations may adversely affect the level of our net income and the value of our assets and common stock;

- Inflation in the U.S. is expected to continue at an elevated level in the near- to medium-term, which may have an adverse impact on the valuation of our investments;

- Maintenance of our 1940 Act exception imposes limits on our operations;

- Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions and changes in such rules, accounting interpretations or our assumptions could adversely impact our ability to timely and accurately prepare our consolidated financial statements;

- Provisions for credit losses under the Current Expected Credit Loss ("CECL") model are difficult to estimate;

- Cybersecurity risk and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of the security, confidentiality, or integrity of our Company, employee, customer, or third-party confidential information and/or damage to our reputation or business relationships, any of which could negatively impact our financial results;

- We may seek to sell one of our business segments in an effort to maximize shareholder value, which may adversely affect our Company, our reputation, our results of operations and financial position or our stock price;

- Our board of directors ("Board") will not approve each investment and financing decision made by Waterfall unless required by our investment guidelines;

- We use leverage as part of our investment strategy, but we do not have a formal policy limiting the amount of debt we may incur, and our Board may change our leverage policy without stockholder consent;

- We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition;

- Complying with REIT requirements may force us to liquidate or forego otherwise attractive investments, which could reduce returns on our assets and adversely affect returns to our stockholders;

- The percentage of our assets represented by taxable REIT subsidiaries ("TRSs") and the amount of our income that we can receive in the form of TRS dividends and interest are subject to statutory limitations that could jeopardize our REIT qualification and could limit our ability to acquire or force us to liquidate otherwise attractive investments; and

- Even if we qualify as a REIT, we may face tax liabilities that reduce our cash flow.

Item 1. Business

In this Annual Report on Form 10-K, we refer to Ready Capital Corporation and its subsidiaries as "we," "us," "our," or "our Company" unless we specifically state otherwise or the context indicates otherwise.

General

We are a multi-strategy real estate finance company that originates, acquires, finances, and services LMM loans, SBA loans, residential mortgage loans, construction loans and, to a lesser extent, MBS collateralized primarily by LMM loans, or other real estate-related investments. Our loans range in original principal amounts generally up to $40 million and are used by businesses to purchase real estate used in their operations or by investors seeking to acquire multi-family, office, retail, mixed use or warehouse properties. Our objective is to provide attractive risk-adjusted returns to our stockholders primarily through dividends, as well as through capital appreciation. In order to achieve this objective, we continue to grow our investment portfolio and believe that the breadth of our full-service real estate finance platform will allow us to adapt to market conditions and deploy capital to asset classes and segments with the most attractive risk-adjusted returns.

In the fourth quarter of 2023, the Board approved a plan to strategically shift our Company's core focus to LMM commercial real estate lending and government backed small business loans, which contemplates the disposition of assets and liabilities of our residential mortgage banking activities. Accordingly, as of December 31, 2023, our Residential Mortgage Banking segment met the criteria to be classified as held for sale on the consolidated balance sheets, presented as discontinued operations on the consolidated statements of income, and excluded from continuing operations for all periods presented in this annual report on Form 10-K. Item 1. "Business" in this annual report on Form 10-K has been adjusted to exclude discontinued operations unless otherwise noted. We report our activities in the following two operating segments:

- *LMM Commercial Real Estate*. We originate LMM loans across the full life-cycle of an LMM property including construction, bridge, stabilized and agency loan origination channels through our wholly-owned subsidiary, ReadyCap Commercial, LLC ("ReadyCap Commercial"). These originated loans are generally held-for-investment or placed into securitization structures. As part of this segment, we originate and service multi-family loan products under the Freddie Mac SBL program. These originated loans are held for sale, and subsequently sold to Freddie Mac. We provide construction and permanent financing for the preservation and construction of affordable housing, primarily utilizing tax-exempt bonds through Red Stone and its affiliates ("Red Stone"), a wholly owned subsidiary. In addition, we acquire LMM loans as part of our business strategy. We hold performing LMM loans to term and seek to maximize the value of the non-performing LMM loans acquired by us through borrower-based resolution strategies. We typically acquire non-performing loans at a discount to their unpaid principal balance ("UPB") when we believe that resolution of the loans will provide attractive risk-adjusted returns.

- *Small Business Lending*. We acquire, originate and service owner-occupied loans guaranteed by the SBA under its SBA Section 7(a) Program through our wholly-owned subsidiary, ReadyCap Lending, LLC ("ReadyCap Lending"). We hold an SBA license as one of only 17 non-bank Small Business Lending Companies ("SBLCs") and have been granted preferred lender status by the SBA. These originated loans are either held-for-investment, placed into securitization structures or sold. We also acquire purchased future receivables through Knight Capital LLC ("Knight Capital"), which is a technology-driven platform that provides working capital to small and medium sized businesses across the U.S.

To qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") we are required to annually distribute dividends equal to at least 90% of our net taxable income, excluding capital gain, to stockholders. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be required to pay regular U.S. federal corporate income tax on the undistributed amount. We are organized in a traditional umbrella partnership REIT ("UpREIT") format pursuant to which we serve as the general partner of, and conduct substantially all of our business through, Sutherland Partners, LP (our "operating partnership"). We also intend to operate our business in a manner that will permit us to be excluded from registration as an investment company under the 1940 Act.

Our Manager

We are externally managed and advised by Waterfall, an SEC registered investment adviser. Formed in 2005, Waterfall specializes in acquiring, managing, servicing and financing LMM and residential mortgage loans, as well as asset backed securities ("ABS") and MBS. Waterfall has extensive experience in performing and non-performing loan acquisition, resolution and financing strategies. Waterfall's investment committee is chaired by Thomas Capasse, who serves as our Chief Executive Officer and Chief Investment Officer, and Jack Ross, who serves as our President. Messrs. Capasse and Ross, who are co-founders of Waterfall, each have over 30 years of experience in managing and financing a range of financial assets, including having executed the first public commercial real estate asset-backed securitization for performing loans and liquidating trusts for non-performing loans purchased from the Resolution Trust Corporation in 1993, through a variety of credit and interest rate environments. Messrs. Capasse and Ross have worked together in the same organization for more than 30 years. They are supported by a team of approximately 170 investment and other professionals with extensive experience in commercial mortgage credit underwriting, distressed asset acquisition and financing, LMM loan originations, commercial property valuation, capital deployment, financing strategies and legal and financial matters impacting our business.

We rely on Waterfall's expertise to establish investment strategies and in identifying loan acquisitions and origination opportunities. Waterfall uses the data and analytics developed through its experience as an owner of LMM loans and in implementing loss mitigation actions to support our origination activities and to develop our loan underwriting standards. Waterfall makes decisions based on a variety of factors, including expected risk-adjusted returns, credit fundamentals, liquidity, availability of financing, borrowing costs and macroeconomic conditions, as well as maintaining our REIT qualification and our exclusion from registration as an investment company under the 1940 Act.

Our Investment Strategy and Market Opportunities Across Our Operating Segments

Our investment strategy is to opportunistically expand our market presence in our acquisition and origination platforms and to further grow our LMM securitization capabilities which serve as a source of attractively priced, match-term financing. Capitalizing on our experience in underwriting and managing commercial real estate loans, we have grown our LMM and SBA origination and acquisition capabilities and selectively complemented our LMM strategy with acquisitions of future receivables. This is reflected in the growth of our balance sheet over the last five years; our book value grew from $536 million as of December 31, 2017 to approximately $2.6 billion as of December 31, 2023 and our total assets grew at a 30% compound annual growth rate ("CAGR") between 2017 and 2023. As such, we have become a full-service real estate finance platform and we believe that the breadth of our business allows us to adapt to market conditions and deploy capital in our asset classes with the most attractive risk-adjusted returns.

Our acquisition strategy complements our origination strategy by increasing our market intelligence in potential origination geographies, providing additional data to support our underwriting criteria and offering securitization market insight for various product offerings. The proprietary database on the causes of borrower default, loss severity, and market information that we developed from our LMM loan acquisition experience has served as the basis for the development of our LMM and SBA loan origination programs. Additionally, our origination strategy complements our acquisition strategy by providing additional captive refinancing options for our borrowers and further data to support our investment analysis while increasing our market presence with potential sellers of LMM assets.

The table below presents information with respect to our two business segments.

(in thousands, except personnel)	December 31, 2023			
	LMM Commercial Real Estate		Small Business Lending	
Coordinating Affiliate/ Manager	Waterfall, ReadyCap Commercial and Red Stone		ReadyCap Lending and Knight Capital	
Strategy	LMM loan originations and acquisitions		SBA loan originations, acquisitions and servicing	
Gross Assets	$	10,282,531	$	1,395,687
Loan Portfolio Allocation		87.9%		12.1%
Equity Allocation		92.1%		4.8%
Distributable Earnings	$	253,823	$	56,628
Distributable Earnings Allocation		79.5%		17.7%
Personnel		128		246

The commercial mortgage market is largely bifurcated by loan size between "large balance" loans and "small balance" loans. Large balance commercial loans typically include those loans with original principal balances of at least $40 million and are primarily financed by insurance companies and commercial mortgage backed securities ("CMBS") conduits. LMM loans typically include those loans with original principal amounts of between $500,000 and $40 million and are primarily financed by community and regional banks, specialty finance companies and loans guaranteed under the SBA loan programs.

LMM loans are used by small businesses to purchase real estate used in their operations or by investors seeking to acquire small multifamily, office, retail, mixed use or warehouse properties. LMM loans represent a special category of commercial mortgage loans, sharing both commercial and residential mortgage loan characteristics. LMM loans are typically secured by first mortgages on commercial properties or other business assets, but because LMM loans are often correlated to local housing markets and economic environments, aspects of residential mortgage credit analysis are utilized in the underwriting process. Most LMM loans are amortizing on a schedule of up to 30 years.

Our investment decisions with respect to allocation of capital are dependent on prevailing market conditions and may change over time in response to opportunities available in different economic and capital market environments. As a result, we cannot predict the percentage of our equity that will be invested in any particular asset or strategy at any given time.

The table below presents our historical pre-tax income growth, net income to assets, distributable earnings and return on equity for each of the years ended December 31, 2021, 2022 and 2023. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for a reconciliation of net income to distributable earnings.



Our Loan Portfolio

As of December 31, 2023, our loan portfolio was $10.7 billion (excluding PPP loans) and was comprised of approximately 5,500 loans diversified across 50 states and Europe, 98% of which were secured by senior liens and the remaining 2% of which were secured by subordinated liens.

The table below presents a summary of our loan assets.

		December 31, 2023				
(in thousands)	Segment	UPB	% of Total	Carrying Value	% of Total	
Bridge	LMM Commercial Real Estate	$ 6,837,816	62.8 %	$ 6,815,021	62.8 %	
Fixed Rate/CMBS	LMM Commercial Real Estate	1,032,641	9.5	1,037,544	9.6	
Construction	LMM Commercial Real Estate	1,212,526	11.1	1,207,783	11.1	
Freddie Mac	LMM Commercial Real Estate	30,448	0.3	30,455	0.3	
Other	LMM Commercial Real Estate	457,825	4.2	454,599	4.2	
Paycheck Protection Program	Small Business Lending	35,802	0.3	34,597	0.3	
SBA 7(a)	Small Business Lending	1,286,728	11.8	1,269,287	11.7	
Total		**$ 10,893,786**	**100.0 %**	**$ 10,849,286**	**100.0 %**	

In the table above,

- The loan carrying value includes loan assets of consolidated variable interest entities ("VIEs") and excludes both specific and general allowance for loan losses.
- Loans with the "Other" classification are generally LMM acquired loans that have nonconforming characteristics for the Fixed rate, Bridge, Construction, or Freddie Mac classifications due to loan size, rate type, collateral or borrower criteria.
- Real estate, held for sale loans and mortgage servicing rights ("MSR") are excluded.

Loan origination leads come directly through our relationships with commercial real estate brokers, bank loan officers and mortgage brokers who refer leads to our loan officers. To a lesser extent, we also source loan leads through commercial real estate realtors, trusted advisors such as financial planners, lawyers, and certified public accountants and through direct-to-the-borrower transactions.

LMM Commercial Real Estate
As noted above, our LMM Commercial Real Estate segment (formerly our SBC Lending and Acquisitions segment) consists of our LMM loan origination and acquisition platforms.

LMM Originations. We operate our LMM loan originations through ReadyCap Commercial. ReadyCap Commercial is a specialty-finance nationwide originator focused on originating commercial real estate mortgage loans through its agency multifamily and bridge loan programs. ReadyCap Commercial has been approved by Freddie Mac as one of 12 originators and servicers for multifamily loan products under the Freddie Mac program. We also offer construction and permanent financing for the preservation and construction of affordable housing, primarily utilizing tax-exempt bonds through Red Stone. Our conservative approach to credit has resulted in less than 5 basis points of losses incurred on new originations since our inception.

We originate LMM commercial loans generally ranging in initial principal amount of between $500,000 and $40 million, and typically with an average duration of approximately two to six years at origination. Our origination platform, which focuses on first mortgage loans, provides conventional LMM mortgage financing for the full life-cycle of LMM properties nationwide through the following programs and allocates capital across four products:

- *Construction.* Origination of loans and ownership of construction and pre-construction development loans that typically have a short-term maturity profile.

- *Bridge.* Loans for the acquisition of properties requiring more substantial expenditures for stabilization, secured by multifamily, office, retail, mixed use or warehouse properties. The loans are generally interest-only and have a typical initial maturity profile of two to four years.

- *Fixed rate.* Loans for the acquisition or refinancing of stabilized properties secured by multifamily, office, retail, mixed use or warehouse properties. The loans are typically amortizing and have maturities of five to 20 years.

- *Freddie Mac.* Origination of loans in initial principal amounts ranging from $1 million to $7.5 million secured by multifamily properties under the Freddie Mac SBL program and loans for developers/owners of multi-family affordable rental housing utilizing streamlined tax-exempt and taxable financing solutions. We sell qualifying loans to Freddie Mac, which, in turn, sells such loans to securitization structures.

The following table summarizes the loan features by product types.

	GROUND-UP	HEAVY TRANSITIONAL	LIGHT TRANSITIONAL		STABILIZING	STABILIZED			AFFORDABLE HOUSING
PRODUCT	CONSTRUCTION	BRIDGE	BRIDGE-TO-PERM	BRIDGE-TO-AGENCY	STRUCTURED FIXED RATE	CMBS DIRECT	CORRESPONDENT AGENCY	FREDDIE MAC SBL	AFFORDABLE HOUSING
LOAN PURPOSE	Construction Predevelopment Renovation Acquisition	Vacant Rehabilitation Adaptive Re-Use Renovation Value Add	Renovation Lease Up Rent Optimization Event Driven Bridge to Near Term Refinance		Final Lease Up Seasoning Lease Expiration Prepay Flexibility Mid-Term Refinance	Cash Out Term Refinance Interest Rate Arbitrage Bridge Refinance Permanent Acquisition/Recapitalization			Construction to Perm Private Loan Financing for Eventual LIHTC Takeout
LOAN SIZE	$15-75MM	$5-75MM $75MM+ Portfolios	$2-75MM $75MM+ Portfolios	$1-100MM	$2-45MM		$1-100MM	$1 - $7.5MM	$5MM+
MAX LEVERAGE	80% Loan-to-Cost				80% Loan-to-Value				90% Loan-to-Value
TERM	Typically, 2-3 Years Plus Extensions		Up to 3 Years Plus, Extensions	Up to 2 Years Plus, Extensions	2 – 10Years	5, 7,10 Years	Up to 30 Years	5, 7,10 Years Hybrid: 20 Years	Typically, 7+Years
PREPAYMENT	Spread maintenance; last 6 months open	Minimum Interest			Customized Declining Yield Maintenance	Defeasance Yield Maintenance	Declining Yield Maintenance		Defeasance Yield Maintenance
RATE TYPE	SOFR + Spread	Floating Rate Hybrid		Floating Rate Hybrid	Fixed Rate		Floating Rate Fixed Rate	Floating Rate Hybrid	Floating Rate Fixed Rate
PROPERTY TYPE	Multifamily Build-to-Rent Future availability to be announced	Multifamily, Industrial, Office, Self-Storage, Essential Retail	Multifamily	All Property Types		Multifamily			Multifamily Affordable

As of December 31, 2023, we have originated approximately $17.9 billion in LMM loans since Ready Capital's inception. As of December 31, 2023, the loans we originated had a 17.6% 10-year CAGR based on origination volume.

The chart below summarizes our annual LMM loan originations since 2019.



LMM Loan originations by Product Type (UPB in millions)
$3,600
$3,200
$2,800
$2,400
$2,000
$1,600
$1,200
$800
$400
$-
2020
2021
2022
2023
Bridge
Fixed rate/CMBS
Construction
Freddie Mac
Other

Originated LMM loans held in our portfolio had a UPB of $8.0 billion and carrying value of $7.9 billion as of December 31, 2023. Such loans, substantially all of which are performing loans (with only 7.2% of our originated LMM loans being more than 60 days delinquent as of December 31, 2023), represented approximately 73.1% of the UPB and 73.2% of the carrying value of our total loan portfolio.

The below chart presents our loan losses by vintage as a percentage of carrying value.



LOAN LOSSES BY VINTAGE (% CARRYING VALUE)

Pre-2019	0.3%
2019	0.2%
2020	0.2%
2021	0.2%
2022	0.1%
2023	0.0%

We finance our LMM loans primarily through term-match securitizations.

The table below summarizes our originated LMM loan securitization activities.

(in millions)	Asset Class	Issuance	Bonds Issued	Weighted Average Debt Cost	December 31, 2023 Outstanding Balance
RCMT 2014-1	LMM Originated Conventional	September 2014	$ 181.7	3.2%	$ —
RCMT 2015-2	LMM Originated Conventional	November 2015	218.8	4.0%	27.2
FRESB 2016-SB11	Originated Agency Multi-family	January 2016	110.0	2.8%	14.1
FRESB 2016-SB18	Originated Agency Multi-family	July 2016	118.0	2.2%	14.1
RCMT 2016-3	LMM Originated Conventional	November 2016	162.1	3.4%	35.4
FRESB 2017-SB33	Originated Agency Multi-family	June 2017	197.9	2.6%	51.0
RCMF 2017-FL1	LMM Originated Bridge	August 2017	198.8	L + 139 bps	—
FRESB 2018-SB45	Originated Agency Multi-family	January 2018	362.0	2.8%	107.1
RCMT 2018-4	LMM Originated Conventional	March 2018	165.0	3.8%	66.6
RCMF 2018-FL2	LMM Originated Bridge	June 2018	217.1	L + 121 bps	—
FRESB 2018-SB52	Originated Agency Multi-family	September 2018	505.0	2.9%	245.5
FRESB 2018-SB56	Originated Agency Multi-family	December 2018	507.3	3.6%	276.5
RCMT 2019-5	LMM Originated Conventional	January 2019	355.8	4.1%	125.8
RCMF 2019-FL3	LMM Originated Bridge	April 2019	320.2	L + 133 bps	—
RCMT 2019-6	LMM Originated Conventional	November 2019	430.7	3.2%	248.9
RCMF 2020-FL4	LMM Originated Bridge	June 2020	405.3	L + 290 bps	—
KCMT 2020-S3	LMM Originated Conventional	September 2020	263.2	5.3%	243.8
RCMF 2021-FL5	LMM Originated Bridge	March 2021	628.9	SOFR + 140 bps	391.6
RCMF 2021-FL6	LMM Originated Bridge	August 2021	652.5	SOFR + 120 bps	527.1
RCMF 2021-FL7	LMM Originated Bridge	November 2021	927.2	SOFR + 150 bps	760.0
RCMF 2022-FL8	LMM Originated Bridge	March 2022	1,135.0	SOFR + 250 bps	1,030.0
RCMT 2022-7	LMM Originated Conventional	April 2022	276.8	4.1%	268.2
RCMF 2022-FL9	LMM Originated Bridge	June 2022	754.2	SOFR + 341 bps	653.0
RCMF 2022-FL10	LMM Originated Bridge	October 2022	860.1	SOFR + 326 bps	857.3
RCMF 2023-FL11	LMM Originated Bridge	February 2023	586.0	SOFR + 277 bps	576.0
RCMF 2023-FL12	LMM Originated Bridge	June 2023	648.6	SOFR + 314 bps	647.1
Total			$ **11,188.2**	**6.9%**	$ **7,166.3**

We believe that we have significant opportunity to originate LMM loans at attractive risk-adjusted returns compared to many banks that have restrictive credit guidelines for target assets. In addition, large banks are not focused on the LMM market and smaller banks only lend in specific geographies. We believe this fragmented market, combined with the portfolio expertise required to manage these loans, provides attractive origination and acquisition opportunities and limits competition. We see an opportunity to earn an attractive risk spread premium by lending to borrowers that do not fit the credit guidelines of many banks. We believe that increased demand, coupled with the fragmentation of the LMM lending market, provides us with opportunities to originate loans to borrowers with strong credit profiles and real estate collateral that supports ultimate repayment of the loans.

We expect to continue to source LMM loan originations through the following loan origination channels:

- *Direct and indirect lending relationships.* We generate loan origination leads directly through our relationships with commercial real estate brokers, bank loan officers and mortgage brokers that refer leads to our loan officers. To a lesser extent, we also source loan leads through commercial real estate realtors, trusted advisors such as financial planners, lawyers, and certified public accountants and through direct-to-the-borrower transactions.

- *Other direct origination sources.* From time to time, we may enter into strategic alliances and other referral programs with servicers, sub-servicers, strategic partners and vendors targeted at the refinancing of LMM loans.

LMM Acquisitions. Our LMM Commercial Real Estate segment also includes our acquisition platform, representing our investments in acquired LMM loans. We hold LMM loans to term, and we seek to maximize the value of the non-performing LMM loans acquired by us through proprietary loan reperformance programs. Where this is not possible, we seek to effect property resolution through the use of borrower based resolution alternatives to foreclosure.

Waterfall specializes in acquiring LMM loans that are sold by banks, including as part of bank recapitalizations or mergers, and from other financial institutions such as thrifts and non-bank lenders. Other sources of LMM loans include special servicers of large balance LMM ABS and CMBS trusts, the Federal Deposit Insurance Corporation ("FDIC"), as receiver for failed banks, servicers of non-performing SBA Section 7(a) Program loans, and Community Development Companies originating loans under the SBA 504 program, GSEs, and state economic development authorities. Over the last several years, our Manager has developed relationships with many of these entities, primarily banks and their advisors. In many cases, we are able to acquire LMM loans through negotiated transactions, at times partnering with acquiring banks or private equity firms in bank acquisitions and recapitalizations. We believe that Waterfall's experience, reputation and ability to underwrite LMM loans make it an attractive buyer for this asset class, and that its network of relationships will continue to produce opportunities for it to acquire LMM loans on attractive terms.

Competition for LMM loan asset acquisitions has been limited due to the special servicing expertise required to manage LMM loan assets due to the small size of each loan, the uniqueness of the real properties that collateralize the loans, licensing requirements, the high volume of loans needed to build portfolios, and the need to utilize residential mortgage credit analysis in the underwriting process. These factors have limited institutional investor participation in LMM loan acquisitions, which has allowed us to acquire LMM loans with attractive risk-adjusted return profiles.

Acquired LMM loans held in our portfolio had a UPB and carrying value of $1.6 billion as of December 31, 2023. Such loans represented approximately 14.8% of both the UPB and carrying value of our total loan portfolio.

The table below presents information on our acquired loan portfolio by delinquency status.

					December 31, 2023	
(in thousands)	UPB		% of Total	Carrying Value [1]		% of Total
Current	$	1,173,552	72.8 %	$	1,170,000	72.9 %
30 - 59 days past due		53,985	3.4		53,917	3.4
60 + days past due		383,353	23.8		380,136	23.7
Bankruptcy / Foreclosure		714	—		717	—
Total	**$**	**1,611,604**	**100.0 %**	**$**	**1,604,770**	**100.0 %**

(1) Includes loan assets of consolidated VIEs and excludes specific and general allowance for loan losses

The table below presents our acquired loan securitization activities.

						December 31, 2023
(in millions)	Asset Class	Issuance	Bonds Issued		Weighted Average Debt Cost	Outstanding Balance
WVMT 2011-SBC1	LMM Acquired Loans - NPL	February 2011	$	40.5	7.0 %	$ —
WVMT 2011-SBC2	LMM Acquired Loans	March 2011		97.7	5.1	—
WVMT 2011-SBC3	LMM Acquired Loans - NPL	October 2011		143.4	6.4	—
SCML 2015-SBC4	LMM Acquired Loans - NPL	August 2015		125.4	4.0	—
SCMT 2017-SBC6	LMM Acquired Loans	August 2017		154.9	3.5	16.8
SCMT 2018-SBC7	LMM Acquired Loans	November 2018		217.0	4.7	—
SCMT 2019-SBC8	LMM Acquired Loans	June 2019		306.5	2.9	132.1
SCMT 2020-SBC9	LMM Acquired Loans	June 2020		203.6	3.7	—
SCMT 2021-SBC10	LMM Acquired Loans	May 2021		232.6	1.6	102.1
Total			**$**	**1,521.6**	**3.8 %**	**$ 251.0**

Small Business Lending

We operate our SBA loan origination, acquisition, and servicing platforms through ReadyCap Lending. We originate owner-occupied and other business loans guaranteed by the SBA under the SBA Section 7(a) Program through ReadyCap Lending's license, one of only 17 licensed non-bank SBLCs. Only banks and approved non-bank lenders are eligible to originate loans in the SBA Section 7(a) Program, resulting in a highly fragmented market. We believe investor demand for pass-through securities backed by the guaranteed portions of SBA Section 7(a) Program loans has been strong because the principal and interest payments are guaranteed by the full faith and credit of the U.S. Government. For this reason, we believe that SBA participating lenders that have sold the guaranteed portions of SBA Section 7(a) Program loans in recent years have been able to recognize attractive gains.

The SBA was created out of the Small Business Act in 1953. The SBA's function is to protect the interests of small businesses. The SBA classifies a small business as a business that is organized for profit and is independently owned and operating primarily within the United States with less than $15 million in tangible net worth and not more than $5 million in average after-tax net income. The SBA supports small businesses by administering several programs that provide loan guarantees against default on qualified loans made to eligible small businesses.

The SBA Section 7(a) Program is the SBA's primary program for providing financing for start-up and existing small businesses. The SBA typically guarantees 75% of qualified loans over $150,000. While the eligibility requirements of the SBA Section 7(a) Program vary depending on the industry of the borrower and other factors, the general eligibility requirements include the following: (i) gross sales of the borrower cannot exceed size standards set by the SBA (e.g., $40.0 million for limited service hospitality properties) or, alternatively, average net income cannot exceed $5.0 million for the most recent two fiscal years and tangible net worth of the borrower must be less than $15.0 million, (ii) desired credit is not available for non-federal, non-state, or non-local government sources without SBA assistance, (iii) the borrower must be a U.S. citizen or legal permanent resident and (iv) the maximum aggregate SBA loan guarantees to a borrower and its affiliates cannot exceed $3.75 million.

SBA Section 7(a) Program key features include:

- The use of proceeds on fixed assets, working capital, real estate, business start-up costs, purchase an existing business or refinancing business debt.
- Maximum loan amount of $5 million;
- Real estate loans have a 25 year maturity while all other loan purposes have a ten year maturity;
- Interest rates are negotiated between applicant and lender and are subject to maximums. The current maximums are Prime Rate plus 2.25% for maturities fewer than seven years and Prime Rate plus 3.00% for maturities of seven years or longer. Spreads on loans with an initial UPB below $50,000 have higher maximums;
- The guaranty fee is based on the loan's maturity and dollar amount guaranteed. The lender initially pays the guaranty fee and has the option to pass the expense on to the borrower at closing. For loans with a maturity of 12 months or less, the upfront guaranty fees are: i) For loans of $1,000,000 or less: 0.00% ii) For loans greater than $1,000,000: 0.25% of the guaranteed portion. For loans with a maturity that exceeds 12 months, the upfront guaranty fees are: i) For loans of $1,000,000 or less: 0.00% ii) For loans of $1,000,001 to $2,000,000: 1.45% of the guaranteed portion of the loan up to and including $1,000,000 plus 1.70% of the guaranteed portion of the loan over $1,000,000 iii) For loans of $2,000,001 and greater: 3.50% of the guaranteed portion of the loan up to and including $1,000,000 plus 3.75% of the guaranteed portion of the loan over $1,000,000;
- The annual service fee will be i) For loans of $1,000,000 and less: 0.00%. ii) For loans of $1,000,001 up to and including $5,000,000: 0.55% of the guaranteed portion of the outstanding balance of the loan; and
- A personal guarantee is required from all owners of 20% or more of the equity of the business. Lenders can require personal guarantees of owners with less than 20% ownership.

The illustration below presents our return on equity related to the SBA Section 7(a) Program generated through the retained yield on the unguaranteed principal balance and sale premium and retained servicing on the guaranteed principal balance.


75% Guaranteed
25% Unguaranteed & Retained
Guaranteed portion sold at premium. (Premiums over 10% are split 50/50 with SBA)
or
Guaranteed portion sold at par
Interest income is earned on the retained portion of the loan
The premium paid by purchaser is immediate income to us. A 1% annual servicing fee is retained.
When sold at par, service fee will be in excess of 1.0% and all of the fee is retained.

We have originated approximately $2.3 billion in SBA loans since our program's inception in mid-2015. Our acquired and originated SBA loans held in our loan portfolio had both a UPB and carrying value of $1.3 billion as of December 31, 2023.

The table below presents our SBA Section 7(a) Program loan portfolio by delinquency status.

	December 31, 2023			
(in thousands)	**UPB**	**% of Total**	**Carrying Value (1)**	**% of Total**
Current	$ 1,255,439	97.5 %	$ 1,240,042	97.7 %
30 - 59 days past due	9,247	1.2	8,904	1.2
60 + days past due	22,042	1.3	20,341	1.1
Total	**$ 1,286,728**	**100.0 %**	**$ 1,269,287**	**100.0 %**

(1) Includes loan assets of consolidated VIEs and excludes specific and general allowance for loan losses.

The table below presents information on our sales of originated SBA loans.

(in thousands)	**Proceeds Received for Sale of Guaranteed Portion of Loans**	**UPB Sold**	**Net Proceeds**	**Weighted Average Sales Premium (1)**
Q1 2021	$ 41,197	$ 36,496	$ 4,701	12.9 %
Q2 2021	115,999	102,517	13,482	13.2
Q3 2021	122,568	109,203	13,365	12.2
Q4 2021	93,818	84,146	9,672	11.5
Q1 2022	67,257	60,323	6,934	11.5
Q2 2022	109,287	99,827	9,460	9.5
Q3 2022	105,351	97,025	8,326	8.6
Q4 2022	109,874	101,956	7,918	7.8
Q1 2023	81,315	74,252	7,063	9.5
Q2 2023	106,825	97,879	8,946	9.1
Q3 2023	98,868	90,965	7,903	8.7
Q4 2023	107,273	98,525	8,748	8.9
Total	**$ 1,159,632**	**$ 1,053,114**	**$ 106,518**	**10.1 %**

(1) Weighted average sales premiums are net after sharing any premiums above 10% with the SBA

The table below presents our securitization activities on the unguaranteed retained portion of our SBA Section 7(a) Program loans.

(in millions)	**Asset Class**	**Issuance**	**Bonds Issued**	**Weighted Average Debt Cost**	**December 31, 2023 Outstanding Balance**
RCLT 2015-1	SBA 7(a) Loans	June 2015	$ 189.5	Lesser of L + 125 bps or Prime - 150 bps	$ —
RCLT 2019-2	SBA 7(a) Loans	December 2019	131.0	SOFR + 250 bps	32.2
RCLT 2023-3	SBA 7(a) Loans	July 2023	132.0	Lesser of 30 day Avg SOFR or Prime + 0.07%	121.5

In addition, we actively participated in the Paycheck Protection Program (the "PPP") through the Treasury and SBA prior to its termination in May 2021. PPP loans have: (a) an interest rate of 1.0%, (b) a five-year loan term to maturity for loans made on or after June 5, 2020 (loans made prior to June 5, 2020 have a two-year term, however, borrowers and lenders may mutually agree to extend the maturity for such loans to five years); and (c) principal and interest payments deferred for six months from the date of disbursement. The SBA guaranteed 100% of the PPP loans made to eligible borrowers. The entire principal amount of the borrower's PPP loan, including any accrued interest, was eligible to be reduced by the loan forgiveness amount under the PPP. These loans also earned an origination fee of 1% to 5%, depending on the loan size.

FINANCING STRATEGY

We use prudent leverage to increase potential returns to our stockholders. We finance the loans we originate primarily through securitization transactions, as well through other borrowings.

Waterfall's extensive experience in securitization strategies across asset classes has enabled us to complete several securitizations of LMM and SBA Section 7(a) Program loan assets since January 2011. LMM securitization structures are non-recourse and typically provide debt equal to 50% to 90% of the cost basis of the assets. Non-performing LMM ABS involve liquidating trusts with liquidation proceeds used to repay senior debt. Performing LMM ABS involve longer-duration trusts with principal and interest collections allocated to senior debt and losses on liquidated loans to equity and subordinate tranches. Our strategy includes continuing to finance our assets through the securitization market, which will allow us to match fund the LMM loans pledged as collateral in an effort to secure these securitizations on a long-term non-recourse basis.

We anticipate using other borrowings as part of our financing strategy, including re-securitizations, repurchase agreements, warehouse facilities, bank credit facilities (including term loans and revolving facilities), and equity and debt issuances.

Our financing agreements require us to maintain a debt-to-equity leverage ratio at certain levels. The amount of leverage we may employ for particular assets will depend upon the availability of particular types of financing and Waterfall's assessment of the credit, liquidity, price volatility and other risks of those assets and financing counterparties. We currently target a total debt-to-equity leverage ratio between 4:1 to 4.5:1 and a recourse debt-to-equity leverage ratio between 1:1 to 1.5:1. We believe that these target leverage ratios are conservative for these asset classes and exemplify the conservative levels of borrowings we intend to use over time. We intend to use leverage for the primary purpose of financing our portfolio and not for the purpose of speculating on changes in interest rates. We may, however, be limited or restricted in the amount of leverage we may employ by the terms and provisions of any financing or other agreements that we may enter into in the future, and we may be subject to margin calls as a result of its financing activity.

As of December 31, 2023, we had a total leverage ratio of 3.3x and recourse leverage ratio of 0.8x. Our operating segments have different levels of recourse debt according to the differentiated nature of each segment. Our LMM Commercial Real Estate and Small Business Lending segments have recourse leverage ratios of 0.3x and 0.6x, respectively. The remaining recourse leverage ratio is from our corporate debt offerings.

HEDGING STRATEGY

Subject to maintaining our qualification as a REIT, we may use derivative financial instruments (or hedging instruments), including interest rate swap agreements, interest rate cap agreements, options on interest rate swaps, or swaptions, financial futures, structured credit indices, and options in an effort to hedge the interest rate and credit spread risk associated with the financing of our portfolio. Specifically, we attempt to hedge our exposure to potential interest rate mismatches between the interest we earn on our assets and our borrowing costs caused by fluctuations in short-term interest rates, and we intend to hedge our LMM loan originations from the date the interest rate is locked until the loan is included in a securitization. We also use derivative instruments to limit our exposure to changes in currency rates in respect of certain investments denominated in foreign currencies.

In utilizing leverage and interest rate hedges, our objectives include, where desirable, locking in, on a long-term basis, a spread between the yield on our assets and the cost of our financing in an effort to improve returns to our stockholders. We aim to hedge our originated loan inventory pending securitization with respect to changes in securitization liability cost resulting from both changes in benchmark treasuries and credit spreads. Hedges are periodically re-balanced to match expected duration of the securitization and are closed at securitization issuance with the resulting gain or loss allocated to the retained basis in the securitization with the objective of protecting the yield for the aforementioned changes in securitization liabilities.

COMPETITION

We compete with numerous regional and community banks, specialty-finance companies, savings and loan associations and other entities, and we expect that others may be organized in the future. Additional REITs and other institutions may increase competition for the available supply of LMM and SBA assets suitable for purchase, which may cause the price for such assets to rise. Additionally, greater originations and supply of LMM and SBA loans by our competitors may result in a reduction of interest rates on these loans. In the face of this competition, we expect Waterfall's professionals and their industry expertise to provide us a competitive advantage in sourcing transactions and help us assess acquisition and origination risks and determine appropriate pricing for potential assets. Additionally, we believe that we are currently one of only a handful of active market participants in the secondary LMM loan market. Due to the special servicing expertise needed to effectively manage these assets, the small size of each loan, the uniqueness of the real properties that collateralize the loans and the need to bring residential mortgage credit analysis into the underwriting process, we expect a restrained competitive demand for these assets. We seek to manage credit risk through our loan-level pre-origination or pre-acquisition due diligence and underwriting processes, which aims to mitigate the amount of potential realized losses. However, we may not be able to achieve our business goals or expectations due to competitive risks. For additional information concerning these competitive risks, see "Item 1A - Risk Factors – Risks Related to Our Business – New entrants in the market" for risks related to LMM loans that could adversely impact our ability to acquire loans at attractive prices and originate LMM loans at attractive risk-adjusted returns.

CORPORATE GOVERNANCE

Our Board has adopted guidelines which addresses processes and procedures used to manage company affairs and includes the structure and balance of power between management and the Board. These Corporate Governance Guidelines include the composition of our Board, its functions and responsibilities, its standing committees, director qualification standards, access to management and independent advisors, director compensation, management succession, director orientation and continuing education and the annual performance evaluation and review of our Board and committees. In accordance with NYSE's independence standards, a majority of the directors serving on our Board are independent. The Audit, Nominating and Corporate Governance and Compensation Committees of our Board are composed exclusively of independent directors.

We strive to maintain a workplace with the highest ethical standards of professional conduct in all business relationships which include:

- Adopting a Code of Conduct and Ethics policy, which covers a wide range of business practices and procedures, that applies to our officers, directors, employees, if any, and independent contractors, to Waterfall and Waterfall's officers and employees, and to any of our affiliates or affiliates of Waterfall, and such affiliates' officers and employees, who provide services to us or Waterfall with respect to our Company.

- Implementing a Whistleblowing Procedures for Accounting and Auditing Matters and Code of Conduct and Ethics Violations (the "Whistle-blower Policy") that set forth procedures by which any Covered Persons (as defined in the Whistle-blower Policy) may raise, on a confidential basis, concerns regarding, among other things, any questionable or unethical accounting, internal accounting controls or auditing matters and any potential violations of the Code of Conduct and Ethics with our Audit Committee or the Chief Compliance Officer.

- Adopting an Insider Trading Policy for Trading in the Securities of our Company (the "Insider Trading Policy"), that governs the purchase or sale of our securities by any of our directors, officers, and associates (as defined in the Insider Trading Policy), if any, and independent contractors, as well as officers and employees of Waterfall and our officers, employees and affiliates, and that prohibits any such persons from buying or selling our securities on the basis of material non-public information.

HUMAN CAPITAL MANAGEMENT

We are managed by Waterfall pursuant to the management agreement. Our Chief Financial Officer, Chief Operating Officer and Chief Credit Officer are dedicated exclusively to us, along with several of Waterfall's accounting professionals and an information technology professional who are also dedicated primarily to us. We or Waterfall may in the future hire additional personnel that may be dedicated to our business. Waterfall is not obligated under the management agreement to dedicate any of its personnel exclusively to our business, other than our Chief Financial Officer and an accounting professional, nor is it or its personnel obligated to dedicate any specific portion of its or their time to our business. Accordingly, with the exception of our Chief Financial Officer, Chief Operating Officer and Chief Credit Officer, our executive officers are not required to devote any specific amount of time to our business. We are responsible for the costs of our own employees. In our recruitment efforts, we strive to have a diverse group of candidates to consider for roles and aim to both attract and retain exceptionally skilled employees though a culture designed to foster and encourage performance, integrity, and inclusion. Waterfall and our Company invest heavily in developing and supporting our employees throughout their careers and are committed to ensuring that they are engaged both professionally and socially as we believe our people are the foundation of our success. We encourage the professional development of our employees through regular in-person trainings and online learning resources and strive to maintain a work environment that fosters professionalism, high standards of business ethics, teamwork and cooperation. As of December 31, 2023, the Company had 374 full-time employees, excluding employees related to our discontinued operations. The majority of our Company's employees are employed by our Company's subsidiaries. We do not have, or expect to have, our own employees, as our management team is designated by Waterfall. Our corporate headquarters are located at 1251 Avenue of the Americas, 50th Floor, New York, NY 10020, and our telephone number is (212) 257-4600.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Set forth below are the name, age, positions with our Company and Waterfall and certain biographical information for our executive officers and other key personnel.

Thomas E. Capasse, 66 is our Chairman of the Board, Chief Executive Officer and Chief Investment Officer. He is a Manager and co-founder of Waterfall. Prior to founding Waterfall, Mr. Capasse managed the principal finance groups at Greenwich Capital from 1995 until 1997, Nomura Securities from 1997 until 2001, and Macquarie Securities from 2001 until 2004. Mr. Capasse has significant and long-standing experience in the securitization market as a founding member of Merrill Lynch's ABS Group (1983 – 1994) with a focus on MBS transactions (including the initial Subprime Mortgage and Manufactured Housing ABS) and experience in many other ABS sectors. Mr. Capasse began his career as a fixed income analyst at Dean Witter and Bank of Boston. Mr. Capasse received a Bachelor of Arts degree in Economics from Bowdoin College in 1979.

Jack J. Ross, 66 is our President and a member of our Board. He is a Manager and co-founder of Waterfall. Prior to founding Waterfall in January 2005, Mr. Ross was the founder of Licent Capital, a specialty broker/dealer for intellectual property securitization. From 1987 until 1999, Mr. Ross was employed by Merrill Lynch where he managed the real estate finance and ABS groups. Mr. Ross began his career at Drexel Burnham Lambert where he worked on several of the early ABS transactions and at Laventhol & Horwath where he served as a senior auditor. Mr. Ross received a Master of Business Administration degree in Finance with distinction from the University of Pennsylvania's Wharton School of Business in 1984 and a Bachelor of Science degree in Accounting, cum laude, from the State University of New York at Buffalo in 1978.

Andrew Ahlborn, 40 is our Chief Financial Officer. Mr. Ahlborn joined Waterfall in 2010 and was previously our Controller. Prior to joining Waterfall, he worked in Ernst & Young, LLP's Financial Services Office. Mr. Ahlborn received a Bachelor of Science degree in Accounting from Fordham University's Gabelli School of Business and a Master of Business Administration through Columbia Business School. He is a licensed Certified Public Accountant in New York.

Gary T. Taylor, **64** is our Chief Operating Officer. Prior to joining our Company, Mr. Taylor served as President and Chief Operating Officer of Newtek Business Credit from May 2015 to March 2019. From 2013 to 2015, Mr. Taylor was Managing Director at Brevet Capital Management, and before that he was Chief Operating Officer of CIT Small Business Lending from 2007 to 2013. Earlier in his career, Mr. Taylor held numerous roles within the financial services industry including Lehman Brothers, Moody's Investor Service, AT&T Capital Corporation, Resolution Trust Corporation, First Chicago Bank & Trust, and Chase Manhattan Bank. Mr. Taylor received a Bachelor of Science degree, with Honors, in Business from Florida A&M University.

Adam Zausmer, 46 is our Chief Credit Officer. Prior to joining Waterfall in 2013, Mr, Zausmer was a Senior Underwriter with JPMorgan Chase's Commercial Term Lending business. Prior to JPMorgan Chase, he was a Vice President on the Credit Risk Management team at Credit Suisse. Mr. Zausmer began his career as a Management Associate within Citigroup's Global Shared Services division and transitioned to the Residential Real Estate business as a Senior Credit Risk Analyst. Mr. Zausmer received a Bachelor of Science degree in Business Administration from the University of Buffalo in 1999 and a Master of Science degree in Real Estate from New York University in 2007.

RECENT DEVELOPMENTS

In the fourth quarter of 2023, the Board approved a plan to strategically shift the Company's core focus to LMM commercial real estate lending and government backed small business loans, which contemplates the disposition of assets and liabilities of the Company's residential mortgage banking activities. Accordingly, as of December 31, 2023, the Residential Mortgage Banking segment met the criteria to be classified as held for sale on the consolidated balance sheets, presented as discontinued operations on the consolidated statements of income, and excluded from continuing operations for all periods presented in this annual report on Form 10-K. We expect to consummate this transaction in the first half of 2024. As of the date of this annual report on Form 10-K, we have not entered into any definitive agreement with any potential purchaser and there can be no assurance that we will enter into such an agreement in the future or that the contemplated transaction will be completed.

AVAILABLE INFORMATION

We maintain a website at www.readycapital.com and will make available, free of charge, on our website (a) our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (including any amendments thereto), proxy statements and other information (collectively, "Company Documents") filed with, or furnished to, the SEC, as soon as reasonably practicable after such documents are so filed or furnished, (b) our Corporate Governance Guidelines, (c) our Director Independence Standards, (d) our Code of Conduct and Ethics and (e) written charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of our Board. Company Documents filed with, or furnished to, the SEC are also available for review and copying by the public at the SEC's website at www.sec.gov. We provide copies of our Corporate Governance Guidelines and Code of Conduct and Ethics, free of charge, to stockholders who request such documents. Requests should be directed to Jacques Cornet, ICR, Inc., at 685 Third Avenue, 2nd Floor, New York, NY 10017.

Item 1A. Risk Factors

Our business and operations are subject to a number of risks and uncertainties, the occurrence of which could adversely affect our business, financial condition, consolidated results of operations and ability to make distributions to stockholders and could cause the value of our capital stock to decline. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to Our Business

Difficult conditions in the mortgage, residential and commercial real estate markets, or in the financial markets and the economy generally, including market volatility, inflation, the effects of COVID-19 and geopolitical tensions, may cause us to experience market losses related to our holdings, and there is no assurance that these conditions will improve in the near future.

Our results of operations are materially affected by conditions in the mortgage market, the residential and commercial real estate markets, the financial markets and the economy generally. Difficult market conditions, as well as inflation, energy costs, geopolitical issues, health epidemics and outbreaks of contagious diseases, such as the outbreak of COVID-19, unemployment and the availability and cost of credit, can contribute to increased volatility and diminished expectations for the economy and markets. The U.S. mortgage market has been severely affected by changes in the lending landscape and has experienced defaults, credit losses and significant liquidity concerns, and there is no assurance that these conditions have fully stabilized or that existing conditions will not worsen. Disruptions in mortgage markets negatively impact new demand for real estate. Further, disruptions in the broader financial markets, including the occurrence of unforeseen or catastrophic events such as the effects of COVID-19 or other widespread health emergencies, geopolitical tensions or terrorist attacks, could adversely affect our business and operations. Any such disruption could adversely impact our ability to raise capital, cause increases in borrower defaults and decreases in the value of our assets, cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive, and could lead to operational difficulties that could impair our ability to manage our business. A deterioration of the LMM or LMM ABS markets or the broader financial markets may cause us to experience losses related to our assets and to sell assets at a loss. Our profitability may be materially adversely affected if we are unable to obtain cost effective financing. A continuation or increase in the volatility and deterioration in the LMM and LMM ABS markets as well as the broader financial markets may adversely affect the performance and fair market values of our LMM loan and LMM ABS assets and may adversely affect our results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

Inflation in the U.S. is expected to continue at an elevated level in the near- to medium-term, which may have an adverse impact on the valuation of our investments.

Heightened competition for workers, supply chain issues, the relocation of foreign production and manufacturing businesses to the U.S., and rising energy and commodity prices have contributed to increasing wages and other economic inputs. Inflation can negatively impact the profitability of real estate assets with long-term leases that do not provide for short-term rent increases or that provide for rent increases with a lower annual percentage increase than inflation. Continued inflation, particularly at higher levels, may have an adverse impact on the valuation of our investments.

We anticipate a significant portion of our investments will be in the form of LMM loans that are subject to risks, such as credit risk.

A loan is considered to be performing if the borrower is current on all contractual payments due for principal and interest during the most recent 90 days. We consider a loan to be non-performing if the borrower does not meet the criteria of a performing loan. Non-performing LMM loans are subject to increased risks of credit loss for a variety of reasons, including, the underlying property is too highly-leveraged or the borrower has experienced financial distress. Non-performing LMM loans may require a substantial amount of workout negotiations and/or restructuring, which may divert our attention from other activities and entail, among other things, a substantial reduction in the interest rate or capitalization of past due interest. However, even if restructurings are successfully accomplished, risks still exist that borrowers will not be able or willing to maintain the restructured payments or refinance the restructured mortgage upon maturity. Additional risks inherent in the acquisition of non-performing LMM loans include undisclosed claims, undisclosed tax liens that may have priority, higher legal costs and greater difficulties in determining the value of the underlying property.

As of December 31, 2023, the average loan-to-value ("LTV") on the originated portfolio was 66.4%. The weighted average LTV of our acquired loans was 56.1% as of December 31, 2023. LTV is calculated by dividing the current UPB by the most recent collateral value received. The most recent value for performing loans is often the third-party as-is valuation utilized during the original underwriting process. If such LMM loans with higher LTV ratios become delinquent, we may experience greater credit losses compared to lower-leveraged properties. Additional risks inherent in the acquisition of delinquent LMM loans include undisclosed claims, undisclosed tax liens that may have priority, higher legal costs and greater difficulties in determining the value of the underlying property.

Disruptions in the financial and banking sectors may adversely impact our access to capital and our cost of borrowing, which could adversely affect us, our business or our results of operations.

We finance the acquisition of a significant portion of our commercial and residential mortgage loans, MBS and other assets with our repurchase agreements, credit facilities, and other financing agreements. Disruptions and uncertainty in the financial and banking sectors, including due to recent regional bank failures and decreased consumer confidence in the banking system, may hinder our ability to access capital on reasonable terms or at all. The U.S. and global financial and banking sectors have experienced periods of increased turmoil and volatility in the recent past and may experience similar periods of disruption in the future due to factors beyond our control. Such periods of increased turmoil and volatility may adversely impact liquidity in the financial markets and make financings less attractive or, in some cases, unavailable. If our financing counterparties become capital constrained, tighten their lending standards or become insolvent, they may be unable or unwilling to fulfill their commitments to us. Although our financing counterparties are primarily large national banks, a material disruption to the banking system and financial markets could result in liquidity issues across the sector, which could adversely impact our access to capital and our cost of borrowing and adversely affect us, our business or our results of operations.

The lack of liquidity of our assets may adversely affect our business, including our ability to value and sell our assets.

A portion of the LMM loans and ABS assets we own may be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Our real estate investments, including any properties acquired by us through foreclosure, are relatively illiquid and difficult to buy and sell quickly. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less value than the value at which we have previously recorded our assets. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Our and Waterfall's due diligence of potential LMM loans and ABS assets may not reveal all of the liabilities associated with and other combined weaknesses in such LMM loans and ABS assets, which could lead to investment losses.

Before making an investment, we and Waterfall calculate the level of risk associated with the LMM loan to be acquired or originated based on several factors which include the following: (i) a complete review of the seller's data files, including data integrity, compliance review and custodial file review; (ii) rent rolls and other property operating data; (iii) personal credit reports of the borrower and owner and/or operator; (iv) property valuation review; (v) environmental review; and (vi) tax and title search. In making the assessment and otherwise conducting customary due diligence, we will employ standard documentation requirements and require appraisals prepared by local independent third-party appraisers. Additionally, we will seek to have sellers provide representations and warranties on LMM loans we acquire, and if we are unable to obtain representations and warranties, we will factor the increased risk into the price we pay for such loans. Despite our review process, there can be no assurance that our due diligence process will uncover all relevant facts or that any investment will be successful. Our financial condition and results of operations could be negatively impacted to the extent we rely on information that is misleading, inaccurate or incomplete.

The use of underwriting guideline exceptions in the LMM loan origination process may result in increased delinquencies and defaults.

Although LMM loan originators generally underwrite mortgage loans in accordance with their pre-determined loan underwriting guidelines, from time to time and in the ordinary course of business, originators, including the Company, will make exceptions to these guidelines. On a case-by-case basis, our underwriters may determine that a prospective borrower that does not strictly qualify under our underwriting guidelines warrants an underwriting exception, based upon compensating factors. Compensating factors may include, without limitations, a lower LTV ratio, a higher debt coverage ratio, experience as a real estate owner or investor, borrower net worth or liquidity, stable employment, longer length of time in business and length of time owning the property. Loans originated with exceptions may result in a higher number of delinquencies and defaults, which could have a material and adverse effect on our business, results of operations and financial condition.

Deficiencies in appraisal quality in the mortgage loan origination and acquisition process may result in increased principal loss severity.

During the mortgage loan underwriting process, appraisals are generally obtained on the collateral underlying each prospective mortgage. The quality of these appraisals may vary widely in accuracy and consistency. The appraiser may feel pressure from the broker or lender to provide an appraisal in the amount necessary to enable the originator to make the loan, whether or not the value of the property justifies such an appraised value. Inaccurate or inflated appraisals may result in an increase in the severity of losses on the mortgage loans, which could have a material and adverse effect on our business, results of operations and financial condition.

Recent market conditions may make it more difficult to analyze potential investment opportunities for our portfolio of assets.

Our success will depend, in part, on our ability to effectively analyze potential acquisition and origination opportunities in order to assess the level of risk-adjusted returns that we should expect from any particular investment. To estimate the value of a particular asset, we may use historical assumptions that may or may not be appropriate during the recent downturn in the real estate market and general economy. To the extent that we use historical assumptions that are inappropriate under current market conditions, we may overpay for an asset or acquire an asset that it otherwise might not acquire, which could have a material and adverse effect on our results of operations and our ability to make distributions to our stockholders.

In addition, as part of our overall portfolio risk management, we will analyze interest rate changes and prepayment trends separately and collectively to assess their effects on our portfolio of assets. In conducting our analysis, we will depend on certain assumptions based upon historical trends with respect to the relationship between interest rates and prepayments under normal market conditions. Recent dislocations in the mortgage market or other developments may change the way that prepayment trends respond to interest rate changes, which may adversely affect our ability to assess the market value of our portfolio of assets, implement our hedging strategies or implement techniques to reduce our prepayment rate volatility. If our estimates prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates or prepayments, we may incur losses that could materially and adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

Any costs or delays involved in the completion of a foreclosure or liquidation of the underlying property may further reduce proceeds from the property and may increase the loss.

It is possible that we may find it necessary or desirable to foreclose on certain loans we acquire or originate, and the foreclosure process may be lengthy and expensive. Borrowers may resist mortgage foreclosure actions by asserting numerous claims, counterclaims and defenses against us including, without limitation, numerous lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action and force us into a modification of the loan or a favorable buy-out of the borrower's position. In some states, foreclosure actions can sometimes take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process. Foreclosure may create a negative public perception of the related mortgaged property, resulting in a decrease in its value. Even if we are successful in foreclosing on an loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the completion of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss. Any such reductions could materially and adversely affect the value of the commercial loans in which we invest and, therefore, could have a material and adverse effect on our business, results of operations and financial condition.

Real estate properties acquired through foreclosure subject us to additional risks associated with owning real estate.

We have acquired real estate properties through foreclosure, which exposes us to additional risks, including, but not limited to, the following:

- facing difficulties in integrating these properties with our existing business operations;

- incurring costs to carry, and in some cases make repairs or improvements, which results in additional expenses and requires additional liquidity that could exceed our original estimates and impact our operating results;

- being unable to realize sufficient amounts from sales of the properties to avoid losses;

- being unable to sell properties, which are not liquid assets, in a timely manner, or at all, when we need to increase liquidity;

- properties being acquired with one or more co-owners (called tenants-in-common) where development or sale requires written agreement or consent by all; without timely agreement or consent, we could suffer a loss from being unable to develop or sell the property;

- maintaining occupancy of the properties;

- controlling operating expenses;

- coping with general and local market conditions;

- complying with changes in laws and regulations pertaining to taxes, use, zoning and environmental protection;

- possible liability for injury to persons and property;

- possible uninsured losses related to environmental events such as earthquakes, floods or mudslides; and

- possible liability for environmental remediation.

If any of our properties incurs a vacancy, it could be difficult to sell or re-lease.

One or more of our properties may incur a vacancy by either the continued default of a tenant under its lease or the expiration of one of our leases. Certain of our properties may be specifically suited to the particular needs of a tenant (e.g., a retail bank branch or distribution warehouse), and major renovations and expenditures may be required in order for us to re-lease vacant space for other uses. We may have difficulty obtaining a new tenant for any vacant space we have in our properties. If the vacancy continues for a long period of time, we may suffer reduced revenues, impacting our ability to make distributions to our stockholders. In addition, the resale value of a property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

Our properties may be subject to impairment charges.

We will periodically evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the property, which could have a material adverse effect on our results of operations in the period in which the impairment charge is recorded.

We could face potential adverse effects from tenant defaults, bankruptcies or insolvencies.

The bankruptcy of our tenants may adversely affect the income generated by our properties. If one of our tenants files for bankruptcy, we generally cannot evict the tenant solely because of such bankruptcy. In addition, a bankruptcy court could authorize a bankrupt tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid and future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and it is unlikely that a bankrupt tenant would pay full amounts owed under the lease. Any shortfall resulting from the bankruptcy of one or more of our tenants could adversely affect our cash flow and results of operations.

Any mezzanine loan assets we may purchase or originate may involve greater risks of loss than senior loans secured by income-producing properties.

We may originate or acquire mezzanine loans, which take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. These types of assets involve a higher degree of risk than long-term senior mortgage lending secured by income producing real property because the loan may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity or the assets of the entity may not be sufficient to satisfy its mezzanine loan. If a borrower defaults on any mezzanine loan we may purchase or originate, or debt senior to any such loan, or in the event of a borrower bankruptcy, such mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our initial expenditure. In addition, mezzanine loans may have higher LTV ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. Significant losses related to any mezzanine loans we may purchase or originate would result in operating losses for us and may limit our ability to make distributions to our stockholders.

We may be exposed to environmental liabilities with respect to properties to which we take title, which may in turn decrease the value of the underlying properties.

In the ordinary course of our business, we could be subject to environmental liabilities with respect to properties to which we take title. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity, and results of operations could be materially and adversely affected. In addition, an owner or operator of real property may become liable under various federal, state and local laws, for the costs of removal of certain hazardous substances released on its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may adversely affect the value of the relevant mortgage-related assets held by us.

Investments outside the United States that are denominated in foreign currencies subject us to foreign currency risks and to the uncertainty of foreign laws and markets, which may adversely affect our distributions and our REIT status.

Our investments outside the United States denominated in foreign currencies subject us to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. As a result, changes in exchange rates of any such foreign currency to U.S. dollars may affect our income and distributions and may also affect the book value of our assets and the amount of stockholders' equity. In addition, these investments subject us to risks of multiple and conflicting tax laws and regulations, other laws and regulations that may make foreclosure and the exercise of other remedies in the case of default more difficult or costly compared to U.S. assets, and political and economic instability abroad. Any such factors could adversely affect our receipt of returns on and distributions from these investments.

Changes in foreign currency exchange rates used to value a REIT's foreign assets may be considered changes in the value of the REIT's assets. These changes may adversely affect our status as a REIT. Further, bank accounts in foreign currency which are not considered cash or cash equivalents may adversely affect our status as a REIT**.**

Significant movements in foreign currency exchange rates or change in monetary policy could affect our investments and may harm our financial results.

We are exposed to fluctuations in foreign currency exchange rates, particularly with respect to the Euro and the Pound Sterling ("GBP"). Any significant change in the value of the currencies of the countries in which we do business could have a material adverse effect on our business, financial condition and results of operations. For example, uncertainty surrounding the impact of the conflict between Russia and Ukraine, escalation of the conflict in the Middle East, elevated tension with China and changes in monetary policies have caused increased volatility in global currency exchange rates that have resulted in the strengthening of the U.S. dollar against the foreign currencies in which we conduct business. We currently hold, and may acquire in the future, investments that are denominated in GBP and EURs (including loans secured by assets located in the United Kingdom or Europe), as well as equity interests in real estate properties located in Europe. Our assets and liabilities denominated in GBP may be subject to increased risks related to these currency rate fluctuations and our net assets in U.S. dollar terms may decline. Currency volatility may mean that our assets and liabilities are adversely affected by market movements and may make it more difficult, or more expensive, for us to execute appropriate currency hedging policies.

The COVID-19 pandemic caused severe disruptions in the U.S. and global economy and a resurgence of COVID-19, or outbreaks of other highly infectious diseases, may have an adverse impact on our performance, financial condition and results of operations.

In March 2020, the World Health Organization publicly characterized the outbreak of COVID-19 as a global pandemic. The COVID-19 pandemic has caused, and may continue to cause, significant disruptions to the U.S. and global economy and cause significant volatility and negative pressure in the financial markets. During the early part of the pandemic, the U.S. and global economy came under severe pressure due to numerous factors, including measures taken by governing authorities to prevent the spread of COVID-19, such as instituting quarantines, restrictions on travel, school closures, bans on public events and on public gatherings, "shelter in place" or "stay at home" rules, restrictions on types of business that may continue to operate, and/or restrictions on types of construction projects that may continue. Such restrictions have since been lifted, and the unprecedented global impact of the COVID-19 pandemic appears to have largely subsided. However, the negative impacts of COVID-19 on the U.S. and global economy were quite severe and caused, and may continue to cause, disruption in real estate financing transactions and the commercial real estate market.

A resurgence of the COVID-19 pandemic or outbreaks of other highly infectious diseases could materially and adversely impact the value of our assets, our business, financial condition and results of operations and cash flows, and both our and Waterfall's ability to operate successfully, particularly if business conditions, the regulatory environment or the public health situation returns to that experienced during the early part of the COVID-19 pandemic. Some of the factors that have either impacted us to date or may continue to affect us in the future include the following:

- to the extent the value of commercial real estate declines, which would also likely negatively impact the value of the loans we own, we could become subject to additional margin calls under our repurchase agreements;

- our ability to continue to satisfy any additional margin calls from our lenders and to the extent we are unable to satisfy any such margin calls, any acceleration of our indebtedness, increase in the interest rate on advanced funds, termination of our ability to borrow funds from them, or foreclosure by our lenders on our assets;

- difficulty accessing debt and equity capital on attractive terms, or at all;

- a severe disruption and instability in the financial markets or deteriorations in credit and financing conditions may jeopardize the solvency and financial wherewithal of counterparties with whom we do business, including our borrowers and could affect our or our counterparties' ability to make regular payments of principal and interest and our ability to recover the full value of our loan, thus reducing our earnings and liquidity;

- unavailability of information, resulting in restricted access to key inputs used to derive estimates and assumptions made in connection with evaluating our loans for impairments and establishing allowances for loan losses;

- our ability to remain in compliance with the financial covenants under our borrowings, including in the event of impairments in the value of the loans we own;

- disruptions to the efficient function of our operations because of, among other factors, any inability to access short-term or long-term financing for the loans we make;

- to the extent we elect or are forced to reduce our loan origination activities; and

- effects of legal and regulatory responses to concerns about the COVID-19 pandemic and related public health issues, which could result in additional regulation or restrictions affecting the conduct of our business.

Our loans are dependent on the ability of the commercial property owner to generate net income from operating the property, which may result in the inability of such property owner to repay a loan, as well as the risk of foreclosure.

Our loans are generally secured by multifamily, office, retail, mixed use, commercial or warehouse properties and are subject to risks of delinquency, foreclosure and loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is primarily dependent upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, but not limited to, the following:

- tenant mix;

- success of tenant businesses;

- property management decisions;

- property location, condition and design;

- competition from comparable types of properties;

- changes in national, regional or local economic conditions and/or specific industry segments;

- declines in regional or local real estate values;

- declines in regional or local rental or occupancy rates;

- increases in interest rates, real estate tax rates and other operating expenses;

- costs of remediation and liabilities associated with environmental conditions;

- the potential for uninsured or underinsured property losses;

- changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and

- acts of God, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations and limits the amount available for distribution to our stockholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure can be an expensive and lengthy process and foreclosing on certain properties where we directly hold the mortgage loan, and the borrower continues to default, could result in actions that could be costly to our operations, in addition to having a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

Our portfolio of assets may at times be concentrated in certain property types or secured by properties concentrated in a limited number of geographic areas, which increases our exposure to economic downturn with respect to those property types or geographic locations.

While we seek to diversify our portfolio of assets, we are not required to observe specific diversification criteria. Therefore, our portfolio of assets may, at times, be concentrated in certain property types that are subject to higher risk of foreclosure or secured by properties concentrated in a limited number of geographic locations. Continued deterioration of economic conditions in states for which we have a significant concentration of borrowers could have a material and adverse effect on our business by reducing demand for new financings, limiting the ability of customers to repay existing loans and impairing the value of our real estate collateral and real estate owned properties. To the extent that our portfolio is concentrated in any region, or by type of property, downturns relating generally to such region, type of borrower or security may result in defaults on a number of our assets within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to pay dividends to our stockholders.

The increasing number of proposed United States federal, state and local laws may affect certain mortgage-related assets in which we intend to invest and could materially increase our cost of doing business.

Various bankruptcy legislation has been proposed that, among other provisions, could allow judges to modify the terms of residential mortgages in bankruptcy proceedings, could hinder the ability of the servicer to foreclose promptly on defaulted mortgage loans or permit limited assignee liability for certain violations in the mortgage loan origination process, any or all of which could adversely affect our business or result in us being held responsible for violations in the mortgage loan origination process even where we were not the originators of the loan. We do not know what impact this type of legislation, which has been primarily, if not entirely, focused on residential mortgage originations, would have on the LMM loan market. We are unable to predict whether United States federal, state or local authorities, or other pertinent bodies, will enact legislation, laws, rules, regulations, handbooks, guidelines or similar provisions that will affect our business or require changes in our practices in the future, and any such changes could materially and adversely affect our cost of doing business and profitability.

Failure to obtain or maintain required approvals and/or state licenses necessary to operate our mortgage-related activities may adversely impact our investment strategy.

We may be required to obtain and maintain various approvals and/or licenses from federal or state governmental authorities, government sponsored entities or similar bodies in connection with some or all of our activities. There is no assurance that we can obtain and maintain any or all of the approvals and licenses that we desire or that we will avoid experiencing significant delays in seeking such approvals and licenses. Furthermore, we will be subject to various disclosure and other requirements to obtain and maintain these approvals and licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses will restrict our options and ability to engage in desired activities, and could subject us to fines, suspensions, terminations and various other adverse actions if it is determined that we have engaged without the requisite approvals or licenses in activities that required an approval or license, which could have a material and adverse effect on our business, results of operations and financial condition.

Loans to small businesses involve a high degree of business and financial risk, which can result in substantial losses that would adversely affect our business, results of operations and financial condition.

Our operations and activities include loans to small, privately owned businesses to purchase real estate used in their operations or by investors seeking to acquire small multi-family, office, retail, mixed use or warehouse properties. Additionally, LMM loans are also often accompanied by personal guarantees. Often, there is little or no publicly available information about these businesses. Accordingly, we must rely on our own due diligence to obtain information in connection with our investment decisions. Our borrowers may not meet net income, cash flow and other coverage tests typically imposed by banks. A borrower's ability to repay its loan may be adversely impacted by numerous factors, including a downturn in its industry or other negative local or more general economic conditions. Deterioration in a borrower's financial condition and prospects may be accompanied by deterioration in the collateral for the loan. In addition, small businesses typically depend on the management talents and efforts of one person or a small group of people for their success. The loss of services of one or more of these persons could have a material and adverse impact on the operations of the small business. Small companies are typically more vulnerable to customer preferences, market conditions and economic downturns and often need additional capital to expand or compete. These factors may have an impact on loans involving such businesses. Loans to small businesses, therefore, involve a high degree of business and financial risk, which can result in substantial losses.

Some of the mortgage loans we will originate or acquire are loans made to self-employed borrowers who have a higher risk of delinquency and default, which could have a material and adverse effect on our business, results of operations and financial condition.

Many of our borrowers are self-employed and may be more likely to default on their mortgage loans than salaried or commissioned borrowers as they generally have less predictable income. Many self-employed borrowers are small business owners who may be personally liable for their business debt. Consequently, a higher number of self-employed borrowers may result in increased defaults on the mortgage loans we originate or acquire and, therefore, could have a material and adverse effect on our business, results of operations and financial condition.

Some of the mortgage loans we will originate or acquire are secured by non-owner/user properties that may experience increased frequency of default and, when in default, the owners are more likely to abandon their properties, which could have a material and adverse effect on our business, results of operations and financial condition.

Some of the loans we will originate or acquire have been, and in the future could be, made to borrowers who do not live in or operate a business on the mortgaged properties. These mortgage loans are secured by properties acquired by investors for rental income and capital appreciation and tend to default more than properties regularly occupied or used by the related borrowers. In a default, real property investors not occupying the mortgaged property may be more likely to abandon the related mortgaged property, increasing defaults and, therefore, could have a material and adverse effect on our business, results of operations and financial condition.

We are a seller/servicer approved to sell mortgage loans to Freddie Mac and failure to maintain our status as an approved seller/servicer could harm our business.

We are an approved Freddie Mac seller/servicer. As an approved seller/servicer, we are required to conduct certain aspects of our operations in accordance with applicable policies and guidelines published by Freddie Mac and we are required to pledge a certain amount of cash to Freddie Mac to collateralize potential obligations to it. Freddie Mac performed an audit during 2023 and as a result of that audit, ReadyCap Commercial and Red Stone received an overall assessment of Satisfactory. Failure to maintain our status as an approved seller/servicer would mean we would not be able to sell mortgage loans to Freddie Mac, could result in us being required to re-purchase loans previously sold to Freddie Mac, or could otherwise restrict our business and investment options and could harm our business and expose us to losses or other claims. Freddie Mac may, in the future, require us to hold additional capital or pledge additional cash or assets in order to maintain approved seller/servicer status, which, if required, would adversely impact our financial results. Loans sold to Freddie Mac that may be required to be re-purchased as of December 31, 2023 included 69 loans with a combined unpaid principal balance of $226.3 million.

Our acquisitions and the integration of acquired businesses subject us to various risks and may not result in all of the cost savings and benefits anticipated, which could adversely affect our financial condition or results of operations.

We have in the past and may in the future, seek to grow our business by acquiring other businesses that we believe will complement or augment our existing businesses. We cannot predict with certainty the benefits of such acquisitions, which often constitute multi-year endeavors. There is risk that our acquisitions may not have the anticipated positive results, including results relating to: correctly assessing the asset quality of the assets being acquired; the total cost and time required to complete the integration successfully; being able to profitably deploy funds acquired in an acquisition; or the overall performance of the combined entity.

If we are unable to successfully integrate our acquisitions into our business, we may never realize their expected benefits. With each acquisition, we may discover unexpected costs, liabilities for which we are not indemnified, delays, lower than expected cost savings or synergies, or incurrence of other significant charges such as impairment of goodwill or other intangible assets and asset devaluation. We also may be unable to successfully integrate the diverse company cultures, retain key personnel, apply our expertise to new competencies, or react to adverse changes in industry conditions.

Acquisitions may also result in business disruptions that could cause customers to move their business to our competitors. It is possible that the integration process related to acquisitions could result in the disruption of our ongoing businesses or inconsistencies in standards, controls, procedures and policies that could adversely affect our ability to maintain relationships with clients, customers, and employees. The loss of key employees in connection with an acquisition could adversely affect our ability to successfully conduct our business. Acquisition and integration efforts could divert management attention and resources, which could have an adverse effect on our financial condition and results of operations. Additionally, the operation of the acquired businesses may adversely affect our existing profitability, and we may not be able to achieve results in the future similar to those achieved by our existing business or manage growth resulting from the acquisition effectively.

We are subject to the unique risks related to integrating a constructing lending platform into our existing operations and the origination and ownership of construction loans.

The assets acquired from the Mosaic Funds and Broadmark in the Mosaic Mergers and the Broadmark Merger, respectively, consisted in large part of construction loans. Construction loans are subject to additional risks as compared to loans secured by existing structures or land. Of the loans we held as of December 31, 2023, 8.9% were more than 60 days delinquent and 38.8% of those loans were acquired as a result of the Mosaic Mergers and the Broadmark Merger. Construction budgets may be unrealistic or unforeseen variables may arise, prolonging the development and increasing the costs of the construction project, which may delay the borrower's ability to sell or rent the finished property, which would be the source of funds for repayment of the loan. While we expect to have reasonable procedures in place to manage construction funding loans, there can be no certainty that we will not suffer losses on construction loans. In addition, if a builder fails to complete a project, we may be required to complete the project. Any such default could result in a substantial increase in costs in excess of the original budget and delays in completion of the project.

If Waterfall underestimates the credit analysis and the expected risk-adjusted return relative to other comparable investment opportunities, we may experience losses.

Waterfall values our LMM loan and LMM ABS investments based on an initial credit analysis and the investment's expected risk-adjusted return relative to other comparable investment opportunities available to us, taking into account estimated future losses on the mortgage loans, and the estimated impact of these losses on expected future cash flows. Waterfall's loss estimates may not prove accurate, as actual results may vary from estimates. In the event that Waterfall underestimates the losses relative to the price we pay for a particular LMM or LMM ABS investment, we may experience losses with respect to such investment.

Waterfall utilizes analytical models and data in connection with the valuation of our LMM loans and LMM ABS, and any incorrect, misleading or incomplete information used in connection therewith would subject us to potential risks.

As part of the risk management process, Waterfall uses detailed proprietary models, including loan-level non-performing loan models, to evaluate collateral liquidation timelines and price changes by region, along with the impact of different loss mitigation plans. Additionally, Waterfall uses information, models and data supplied by third parties. Models and data are used to value potential target assets. In the event models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. For example, by relying on incorrect models and data, especially valuation models, Waterfall may be induced to buy certain target assets at prices that are too high, to sell certain other assets at prices that are too low, or to miss favorable opportunities altogether. Similarly, any hedging based on faulty models and data may prove to be unsuccessful.

The failure of a third-party servicer or the failure of our own internal servicing system to effectively service our portfolio of mortgage loans would materially and adversely affect us.

Most mortgage loans and securitizations of mortgage loans require a servicer to manage collections for each of the underlying loans. Performing LMM loans (either loans purchased with historical activity, i.e., not originated, purchased in the secondary market or ReadyCap Commercial originations) will be securitized with us retaining the subordinate tranches. Non-performing LMM loans are serviced either through an approved LMM primary servicer providing both primary and special servicing or providing only primary servicing with special servicing contracted to smaller regionally-focused LMM operators and servicers. Servicers' responsibilities include providing collection activities, loan workouts, modifications and refinancings, foreclosures, short sales, sales of foreclosed real estate and financings to facilitate such sales. Both default frequency and default severity of loans may depend upon the quality of the servicer. If a servicer is not vigilant in encouraging the borrowers to make their monthly payments, the borrowers may be far less likely to make these payments, which could result in a higher frequency of default. If a servicer takes longer to liquidate non-performing assets, loss severities may be higher than originally anticipated. Higher loss severity may also be caused by less competent dispositions of real estate owned properties.

We will seek to increase the value of non-performing loans through special servicing activities that will be performed by our participating special servicers. Servicer quality is of prime importance in the default performance of LMM loans and LMM ABS assets. Should we have to transfer loan servicing to another servicer, the transfer of loans to a new servicer could result in more loans becoming delinquent because of confusion or lack of attention. Servicing transfers involve notifying borrowers to remit payments to the new servicer, and these transfers could result in misdirected notices, misapplied payments, data input errors and other problems. Industry experience indicates that mortgage loan delinquencies and defaults are likely to temporarily increase during the transition to a new servicer and immediately following the servicing transfer. Further, when loan servicing is transferred, loan servicing fees may increase, which may have an adverse effect on the credit support of assets held by us.

Effectively servicing our portfolio of LMM loans is critical to our success, particularly given our strategy of maximizing the value of our portfolio with our loan modifications, loss mitigation, restructuring and other special servicing activities, and therefore, if one of our servicers fails to effectively service the portfolio of mortgage loans, it could have a material and adverse effect on our business, results of operations and financial condition.

The bankruptcy of a third-party servicer would adversely affect our business, results of operations and financial condition.

Depending on the provisions of the agreement with the servicer of any of our LMM loans, the servicer may be allowed to commingle collections on the mortgage loans owned by us with its own funds for certain periods of time (usually a few business days) after the servicer receives them. In the event of a bankruptcy of a servicer, we may not have a perfected interest in any collections on the mortgage loans owned by us that are in that servicer's possession at the time of the commencement of the bankruptcy case. The servicer may not be required to turn over to us any collections on mortgage loans that are in its possession at the time it goes into bankruptcy. To the extent that a servicer has commingled collections on mortgage loans with its own funds, we may be required to return to that servicer as preferential transfers all payments received on the mortgage loans during a period of up to one year prior to that servicer's bankruptcy.

If a servicer were to go into bankruptcy, it may stop performing its servicing functions (including any obligations to advance moneys in respect of a mortgage loan) and it may be difficult to find a third party to act as that servicer's successor. Alternatively, the servicer may take the position that unless the amount of its compensation is increased, or the terms of its servicing obligations are otherwise altered, it will stop performing its obligations as servicer. If it were to be difficult to find a third party to succeed the servicer, we may have no choice but to agree to a servicer's demands. The servicer may also have the power, with the approval of the bankruptcy court, to assign its rights and obligations to a third party without our consent, and even over our objections, and without complying with the terms of the applicable servicing agreement. The automatic stay provisions of Title 11 of the United States Code (the "Bankruptcy Code") would prevent (unless the permission of the bankruptcy court were obtained) any action by us to enforce the servicer's obligations under its servicing agreement or to collect any amount owed to us by the servicer. The Bankruptcy Code also prevents the removal of the servicer as servicer and the appointment of a successor without the permission of the bankruptcy court or the consent of the servicer.

New entrants in the market for LMM loan acquisitions and originations could adversely impact our ability to acquire LMM loans at attractive prices and originate LMM loans at attractive risk-adjusted returns.

Although we believe that we are currently one of only a handful of active market participants in the secondary LMM loan market, new entrants in this market could adversely impact our ability to acquire and originate LMM loans at attractive prices. In acquiring and originating our target assets, we may compete with numerous regional and community banks, specialty finance companies, savings and loan associations, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders and other entities, and we expect that others may be organized in the future. The effect of the existence of additional REITs and other institutions may be increased competition for the available supply of LMM assets suitable for purchase, which may cause the price for such assets to rise, which may limit our ability to generate desired returns. Additionally, origination of LMM loans by our competitors may increase the availability of LMM loans which may result in a reduction of interest rates on LMM loans. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of LMM loans and ABS assets and establish more relationships than us.

We cannot assure you that the competitive pressures we may face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable investments in our target assets may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time, as we can provide no assurance that it will be able to identify and make investments that are consistent with our investment objectives.

We cannot predict the unintended consequences and market distortions that may stem from far-ranging interventions in the financial system and oversight of financial markets.

U.S. Federal government agencies, including the Federal Reserve, the Treasury Department and the SEC, as well as other governmental and regulatory bodies, have taken, are taking or may in the future take, various actions to address financial crises or other areas of national regulatory concern. Such actions could materially and adversely impact our business, results of operations and financial condition, and dramatically increase the cost of complying with any additional laws and regulations. The elimination or reduction in scope of various existing laws and regulations could similarly materially and adversely impact our business, results of operations and financial condition. Any far-ranging government intervention in the U.S. economic and financial systems may carry unintended consequences and cause market distortions. We are unable to predict at this time the extent and nature of such unintended consequences and market distortions, if any. The inability to evaluate such potential impacts could have a material adverse effect on our business.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and liquidity and disputes between us and our joint venture partners.

We may make investments through joint ventures and such joint venture investments may involve risks not otherwise present when we make investments without partners, including the following:

- we may not have exclusive control over the investment or the joint venture, which may prevent us from taking actions that are in our best interest and could create the potential risk of creating impasses on decisions, such as with respect to acquisitions or dispositions;

- joint venture agreements often restrict the transfer of a partner's interest or may otherwise restrict our ability to sell the interest when we desire and/or on advantageous terms;

- joint venture agreements may contain buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner's interest or selling its interest to that partner;

- a partner may, at any time, have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals;

- a partner may be in a position to take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT and our exemption from registration under the 1940 Act;

- a partner may fail to fund its share of required capital contributions or may become bankrupt, which may mean that we and any other remaining partners generally would remain liable for the joint venture's liabilities;

- our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements and, in such event, we may not continue to own or operate the interests or investments underlying such relationship or may need to purchase such interests or investments at a premium to the market price to continue ownership;

- disputes between us and a partner may result in litigation or arbitration that could increase our expenses and prevent Waterfall and our officers and directors from focusing their time and efforts on our business and could result in subjecting the investments owned by the joint venture to additional risk; or

- we may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to qualify as a REIT or maintain our exclusion from registration under the 1940 Act, even though we do not control the joint venture.

Any of the above may subject us to liabilities in excess of those contemplated and adversely affect the value of our joint venture investments.

Our inability to manage future growth could have an adverse impact on our financial condition and results of operations.

Our ability to achieve our investment objectives will depend on our ability to grow, which will depend, in turn, on Waterfall's ability to identify, acquire, originate and invest in LMM loans and ABS assets that meet our investment criteria. Our ability to grow our business will depend in large part on our ability to expand our LMM loan origination activities. Any failure to effectively manage our future growth, including a failure to successfully expand our LMM loan origination activities could have a material and adverse effect on our business, financial condition and results of operations.

Declines in the fair market values of our assets may adversely affect periodic reported results and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

Our LMM loans held-for-sale and LMM ABS are carried at fair value and future mortgage related assets may also be carried at fair value. Accordingly, changes in the fair value of these assets may impact the results of our operations for the period in which such change in value occurs. The expectation of changes in real estate prices, which are beyond our control, is a major determinant of the value of LMM loans and LMM ABS.

Many of the assets in our portfolio are and will likely be LMM loans and LMM ABS that are not publicly traded. The fair value of assets that are not publicly traded may not be readily determinable. We value these assets quarterly at fair value, as determined in accordance with applicable accounting standards, which may include unobservable inputs. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these assets existed.

A decline in the fair market value of our assets may adversely affect us, particularly in instances where we have borrowed money based on the fair market value of those assets. If the fair market value of those assets decline, the lender may require us to post additional collateral to support the loan. If we are unable to post the additional collateral, we would have to sell the assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to stockholders.

Our investments may include subordinated tranches of ABS which are subordinate in right of payment to more senior securities.

Our investments may include subordinated tranches of ABS which are subordinated classes of securities in a structure of securities collateralized by a pool of assets consisting primarily of LMM loans and, accordingly, are the first or among the first to bear the loss upon a restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. Additionally, estimated fair values of these subordinated interests tend to be more sensitive to changes in economic conditions than more senior securities. As a result, such subordinated interests generally are not actively traded and may not provide holders thereof with liquid investments.

In certain cases we may not control the special servicing of the mortgage loans included in the securities in which we may invest in, and in such cases, the special servicer may take actions that could adversely affect our interests.

With respect to the LMM ABS in which we expect to invest, overall control over the special servicing of the related underlying mortgage loans will be held by a directing certificate holder, which is appointed by the holders of the most subordinate class of securities in such series. When we acquire investment-grade classes of existing series of securities originally rated AAA, we will not have the right to appoint the directing certificate holder. In these cases, in connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate holder, take actions with respect to the specially serviced mortgage loans that could adversely affect our interests.

Any credit ratings assigned to our LMM loans and ABS assets will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

Some of our LMM loan and ABS assets may be rated by Moody's Investors Service, Standard & Poor's, or Fitch Ratings ("Fitch"). Any credit ratings on our LMM loans and ABS assets are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. Rating agencies may assign a lower than expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our LMM loans and ABS assets in the future. In addition, we may acquire assets with no rating or with below investment grade ratings. If the rating agencies take adverse action with respect to the rating of our LMM loans and ABS assets or if our unrated assets are illiquid, the value of these LMM loans and ABS assets could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

The receivables underlying the ABS we may acquire are subject to credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks and legal risks, which could result in losses to us.

We may acquire ABS securities, where the underlying pool of assets consists primarily of LMM loans. The structure of an ABS, and the terms of the investors' interest in the underlying collateral, can vary widely depending on the type of collateral, the desires of investors and the use of credit enhancements. Individual transactions can differ markedly in both structure and execution. Important determinants of the risk associated with issuing or holding ABS include: (i) the relative seniority or subordination of the class of ABS held by an investor, (ii) the relative allocation of principal, and interest payments in the priorities by which such payments are made under the governing documents, (iii) the effect of credit losses on both the issuing vehicle and investors' returns, (iv) whether the underlying collateral represents a fixed set of specific assets or accounts, (v) whether the underlying collateral assets are revolving or closed-end, (vi) the terms (including maturity of the ABS) under which any remaining balance in the accounts may revert to the issuing vehicle and (vii) the extent to which the entity that sold the underlying collateral to the issuing vehicle is obligated to provide support to the issuing vehicle or to investors. With respect to some types of ABS, the foregoing risks are more closely correlated with similar risks on corporate bonds of similar terms and maturities than with the performance of a pool of similar assets. In addition, certain ABS (particularly subordinated ABS) provide that the non-payment of interest thereon in cash will not constitute an event of default in certain circumstances, and the holders of such ABS will not have available to them any associated default remedies. Interest not paid in cash will generally be capitalized and added to the outstanding principal balance of the related security. Deferral of interest through such capitalization will reduce the yield on such ABS.

Holders of ABS bear various risks, including credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks and legal risks. Credit risk arises from (i) losses due to defaults by obligors under the underlying collateral and (ii) the issuing vehicle's or servicer's failure to perform their respective obligations under the transaction documents governing the ABS. These two risks may be related, as, for example, in the case of a servicer that does not provide adequate credit-review scrutiny to the underlying collateral, leading to a higher incidence of defaults.

Market risk arises from the cash flow characteristics of the ABS, which for most ABS tend to be predictable. The greatest variability in cash flows come from credit performance, including the presence of wind-down or acceleration features designed to protect the investor in the event that credit losses in the portfolio rise well above expected levels.

Interest rate risk arises for the issuer from (i) the pricing terms on the underlying collateral, (ii) the terms of the interest rate paid to holders of the ABS and (iii) the need to mark to market the excess servicing or spread account proceeds carried on the issuing vehicle's balance sheet. For the holder of the security, interest rate risk depends on the expected life of the ABS, which may depend on prepayments on the underlying assets or the occurrence of wind-down or termination events. If the servicer becomes subject to financial difficulty or otherwise ceases to be able to carry out its functions, it may be difficult to find other acceptable substitute servicers and cash flow disruptions or losses may occur, particularly with underlying collateral comprised of non-standard receivables or receivables originated by private retailers who collect many of the payments at their stores.

Structural and legal risks include the possibility that, in a bankruptcy or similar proceeding involving the originator or the servicer (often the same entity or affiliates), a court having jurisdiction over the proceeding could determine that, because of the degree to which cash flows on the assets of the issuing vehicle may have been commingled with cash flows on the originator's other assets (or similar reasons), (i) the assets of the issuing vehicle could be treated as never having been truly sold by the originator to the issuing vehicle and could be substantively consolidated with those of the originator, or (ii) the transfer of such assets to the issuer could be voided as a fraudulent transfer. The time and expense related to a challenge of such a determination also could result in losses and/or delayed cash flows.

Downgrades of the U.S. government's sovereign credit rating and uncertain political and financial market conditions may affect the terms or stability of securities issued or guaranteed by the U.S. federal government, which may increase our future borrowing costs and adversely affect our portfolio.

On August 1, 2023, Fitch downgraded the U.S. government's sovereign credit rating to AA+, down one notch from its highest rating of AAA, citing the country's growing debt obligations, deterioration in governance and political polarization. Concerns related to political turmoil, federal borrowing and the federal budget deficit have increased the possibility of future credit rating downgrades and economic slowdowns in the U.S. The recent downgrade by Fitch, and any future downgrades by Fitch or other ratings agencies, could affect the terms or stability of securities issued or guaranteed by the federal government and the valuation or liquidity of our portfolio, and could result in our counterparties requiring additional collateral for our borrowings. Further, increased instability in political and financial market conditions could result in higher interest rates and a reduction in the availability of credit, increasing our borrowing costs. If we cannot acquire, make or sell government-guaranteed or other loans, we may generate less interest income and fewer origination fees, our ability to generate gains on sales of loans may decrease and our loan acquisitions, originations and results of operations may be adversely affected.

Increases in interest rates could adversely affect the demand for new LMM loans, the value of our LMM loans and ABS assets and the availability of our target assets, and they could cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our stockholders.

We may invest in LMM loans, LMM ABS and other real estate-related investments. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. Rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of our target assets available to us, which could adversely affect our ability to acquire assets that satisfy our investment objectives. Rising interest rates may also cause our target assets that were issued prior to an interest rate increase to provide yields that are below prevailing market interest rates. If rising interest rates cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, our ability to satisfy our investment objectives and to generate income and make distributions may be materially and adversely affected.

The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because we expect that our LMM loans and ABS assets generally will bear, on average, interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the fair market value of our net assets. Additionally, to the extent cash flows from LMM loans and ABS assets that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new LMM loans and ABS assets and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses. Fair market values of our LMM loans and ABS assets may decline without any general increase in interest rates for a number of reasons, such as increases or expected increases in defaults, or increases or expected increases in voluntary prepayments for those LMM loans and ABS assets that are subject to prepayment risk or widening of credit spreads.

In addition, in a period of rising interest rates, our operating results will depend in large part on the difference between the income from our assets and our financing costs. We anticipate that, in most cases, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and fair market value of our assets.

Some of our LMM loans will have interest rate features that adjust over time, and any interest rate caps on these loans may reduce our income or cause it to suffer a loss during periods of rising interest rates.

Our floating rate mortgages are subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a loan. Our borrowings, including our repurchase agreement and securitizations, are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while interest rate caps would limit the interest rates on our floating rate mortgage loans. This problem is magnified with respect to our floating rate mortgage loans that are not fully indexed. Further, some floating rate mortgage loans may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we could receive less cash income on floating rate mortgage loans than we need to pay interest on our related borrowings. These factors could lower our net interest income or cause us to suffer a loss during periods of rising interest rates.

Because we hold and may originate additional fixed-rate assets, an increase in interest rates on our borrowings may adversely affect our book value.

Increases in interest rates may negatively affect the fair market value of our assets. Any fixed-rate assets we hold or originate generally will be more negatively affected by these increases than adjustable-rate assets. In accordance with accounting rules, we will be required to reduce our earnings for any decrease in the fair market value of our assets that are accounted for under the fair value option. We will be required to evaluate our assets on a quarterly basis to determine their fair value by using third-party bid price indications provided by dealers who make markets in these assets or by third-party pricing services. If the fair value of an asset is not available from a dealer or third-party pricing service, we will estimate the fair value of the asset using a variety of methods, including discounted cash flow analysis, matrix pricing, option-adjusted spread models and fundamental analysis. Aggregate characteristics taken into consideration include type of collateral, index, margin, periodic cap, lifetime cap, underwriting standards, age and delinquency experience. However, the fair value reflects estimates and may not be indicative of the amounts we would receive in a current market exchange. If we determine that a security is other-than-temporarily impaired, we would be required to reduce the value of such security on our balance sheet by recording an impairment charge in our income statement and our stockholders' equity would be correspondingly reduced. Reductions in stockholders' equity decrease the amounts we may borrow to originate or purchase additional target assets, which could restrict our ability to increase our net income.

Because the assets we will hold and expect to acquire may experience periods of illiquidity, we may lose profits or be prevented from earning capital gains if we cannot sell LMM loans and ABS assets at an opportune time.

We bear the risk of being unable to dispose of our assets at advantageous times or in a timely manner because LMM loans and ABS assets generally experience periods of illiquidity, including the recent period of delinquencies and defaults with respect to residential mortgage loans. We believe that we are currently one of only a handful of active market participants in the secondary LMM loan market and the lack of liquidity may result from the absence of a willing buyer or an established market for these assets, as well as legal or contractual restrictions on resale or the unavailability of financing for these assets. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which may cause us to incur losses.

Our non-U.S. assets may subject us to the uncertainty of foreign laws and markets and currency rate exposure.

We have invested in, and in the future may originate, invest in or acquire non-U.S. assets. Investments in countries outside of the United States may subject us to risks of multiple and conflicting tax laws and regulations, and other laws and regulations that may make foreclosure and the exercise of other remedies in the case of default more difficult or costly compared to U.S. assets as well as political and economic instability abroad, any of which factors could adversely affect our receipt of returns on and distributions from these assets. In addition, such assets may be denominated in currencies other than U.S. dollars which would expose us to foreign currency risk.

Maintenance of our 1940 Act exception imposes limits on our operations.

We intend to conduct our operations so that neither we nor our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We intend to conduct our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act because fewer than 40% of our total assets on an unconsolidated basis will consist of "investment securities." The securities issued to us by any wholly-owned or majority-owned subsidiary that we currently own or may form in the future that is excluded from the definition of "investment company" by Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. However, qualification for exclusion from registration under the 1940 Act will limit our ability to make certain investments. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we will be primarily engaged in the non-investment company businesses of our subsidiaries, and thus the type of businesses in which we may engage through our subsidiaries is limited.

In connection with the Section 3(a)(1)(c) analysis, the determination of whether an entity is a majority-owned subsidiary of our Company is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We will treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We will also treat securitization trusts as majority-owned subsidiaries for purposes of this analysis even where the securities issued by such trusts do not meet the definition of voting securities under the 1940 Act only in cases where this conclusion is supported by an opinion of counsel that the trust certificates or other interests issued by such securitization trusts are the functional equivalent of voting securities and that, in any event, such securitization trusts should be considered to be majority-owned subsidiaries for purposes of this analysis. We have not requested the SEC, or its staff, to concur or approve our treatment of any securitization trust or other company as a majority-owned subsidiary and neither the SEC nor its staff has done so. If the SEC, or its staff, were to disagree with our treatment of one of more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

We believe that certain of our subsidiaries qualify to be excluded from the definition of investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exception generally requires that at least 55% of such subsidiaries' assets must be comprised of qualifying assets and at least 80% of their total assets must be comprised of qualifying assets and real estate-related assets under the 1940 Act. We will treat as qualifying assets for this purpose LMM loans and other mortgages, in each case meeting certain other qualifications based upon SEC staff no-action letters. Although SEC staff no-action letters have not specifically addressed the categorization of these types of assets, we will also treat as qualifying assets for this purpose bridge loans wholly-secured by first priority liens on real estate that provide interim financing to borrowers seeking short-term capital (with terms of generally up to three years), MBS representing ownership of an entire pool of mortgage loans, and real estate-owned properties that may be acquired in connection with mortgage loan foreclosures. We expect each of our subsidiaries relying on Section 3(c)(5)(C) may invest an additional 25% of its assets in either qualifying assets or in other types of mortgages, interests in MBS or other securitizations, securities of REITs, and other real estate-related assets. We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC, or its staff, or if such guidance has not been published, on our own analyses to determine which assets are qualifying real estate assets and real estate-related assets. To the extent that the SEC, or its staff, publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. Although we intend to monitor our portfolio periodically and prior to each investment acquisition, there can be no assurance that we will be able to maintain an exclusion for these subsidiaries. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

In 2011, the SEC solicited public comment on a wide range of issues relating to Section 3(c)(5)(C) of the 1940 Act, including the nature of the assets that qualify for purposes of the exclusion and whether mortgage REITs should be regulated in a manner similar to registered investment companies. There can be no assurance that the laws and regulations governing the 1940 Act status of REITs, including the SEC, or its staff, providing more specific or different guidance regarding this exclusion, will not change in a manner that adversely affects our operations. If our Company or our subsidiaries fail to maintain an exception or exemption from the 1940 Act, we could, among other things, be required either to (i) change the manner in which we conduct our operations to avoid being required to register as an investment company, (ii) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (iii) register as an investment company, any of which would negatively affect the value of our shares of common stock, the sustainability of our business model, and our ability to make distributions which would have an adverse effect on our business and the value of our shares of common stock.

Certain of our subsidiaries may rely on the exclusion from the definition of investment company provided by Section 3(c)(6) to the extent that they hold mortgage assets through majority-owned subsidiaries that rely on Section 3(c)(5)(C). Little interpretive guidance has been issued by the SEC, or its staff, with respect to Section 3(c)(6) and any guidance published by the SEC, or its staff, could require us to adjust our strategy accordingly. Although little interpretive guidance has been issued with respect to Section 3(c)(6), we believe that certain of our subsidiaries may rely on Section 3(c)(6) if, among other things, 55% of the assets of such subsidiaries consist of, and at least 55% of the income of such subsidiaries are derived from, qualifying real estate investment assets owned by wholly-owned or majority-owned subsidiaries of such subsidiaries.

Qualification for exemption from registration under the 1940 Act will limit our ability to make certain investments. For example, these restrictions will limit the ability of our subsidiaries to invest directly in MBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and MBS, and real estate companies or in assets not related to real estate.

No assurance can be given that the SEC, or its staff, will concur with our classification of our Company or our subsidiaries' assets or that the SEC, or its staff, will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion from regulation under the 1940 Act. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC, or its staff, could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen. If the SEC, or its staff takes a position contrary to our analysis with respect to the characterization of any of the assets or securities we invest in, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or securities or acquire significant other additional assets which may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, which would result in significantly increased operating expenses and would likely entail significantly reducing our indebtedness, which could also require us to sell a significant portion of our assets. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets, or deleveraging, on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on us.

Further, if the SEC determined that we were an unregistered investment company, we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, we would potentially be unable to enforce contracts with third parties and third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results would have a material adverse effect on us. Since we are not expected to be subject to the 1940 Act and the rules and regulations promulgated thereunder, we will not be subject to its substantive provisions, including provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets.

Rapid changes in the values of our target assets may make it more difficult for us to maintain our qualification as a REIT or our exclusion from the 1940 Act.

If the fair market value or income potential of our target assets declines as a result of increased interest rates, prepayment rates, general market conditions, government actions or other factors, we may need to increase our real estate assets and income or liquidate our non-qualifying assets to maintain our REIT qualification or our exclusion from the 1940 Act. If the decline in real estate asset values or income occurs quickly, this may be especially difficult to accomplish. We may have to make decisions that we otherwise would not make absent the REIT and 1940 Act considerations.

The working capital advances we provide to small businesses may become uncollectible, and large amounts of uncollectible advances may adversely affect our performance.

We provide working capital advances to small businesses through the purchase of their future revenues. We enter into a contract with the business whereby we pay the business an upfront amount in return for a specific amount of the business's future revenue receivables. Our working capital advance activity presents risks, including the illiquidity of the cash advances; our critical reliance on certain individuals to operate the business; collection issues and challenges given that working capital advances are generally unsecured; limited availability of financing sources, such as securitizations, to fund such advances; and sensitivity to general economic and regulatory conditions. We face the risk that merchants will fail to repay advances made by us in these transactions. Rates at which merchants do not repay amounts owed under these transactions may be significantly affected by economic downturns or general economic conditions beyond our control or beyond the control of the small businesses who repay the amounts advanced based on the volume of their revenue streams. While we have established an allowance for doubtful purchased future receivables based on historical and other objective information, it is also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast and, as a result, there can be no assurance that our allowance for losses will be sufficient to absorb any actual losses. If we are unable to collect the full amount of the working capital advance receivable we acquire through the advance, we may be required to expend monies in connection with remedial actions, which expenditures could be material. In addition, the working capital advances that we make are relatively illiquid with no established market for their purchase and sale, and there can be no assurance that we would be able to liquidate those investments in a timely manner, or at all.

Providing working capital advances to small businesses through the purchase of its future revenue depends on our ability to fund our working capital advances and collect payment on and service the working capital advances.

We rely on unaffiliated banks for the Automated Clearing House ("ACH") transaction process used to disburse the proceeds of working capital advances to our customers and to automatically collect scheduled payments on such working capital advances. As we are not a bank, we do not have the ability to directly access the ACH payment network and must therefore rely on an FDIC-insured depository institution to process our transactions. If we cannot continue to obtain such services from our current institutions or elsewhere, or if we cannot transition to another processor quickly, our ability to fund working capital advances and process payments will suffer. If we fail to fund working capital advances promptly as expected, we risk loss of customers and damage to our reputation which could materially harm our business. If we fail to adequately collect amounts owing in respect of the working capital advances, as a result of the loss of direct debiting or otherwise, then payments to us may be delayed or reduced and our revenue and operating results may be harmed.

Risks Related to Our Company

Any disruption in the availability and/or functionality of our technology infrastructure and systems could adversely impact our business.

Our ability to acquire and originate LMM loans and manage any related interest rate risks and credit risks is critical to our success and is highly dependent upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. For example, we will rely on our proprietary database to track and maintain all loan performance and servicing activity data for loans in our portfolio. This data is used to manage the portfolio, track loan performance, develop and execute asset disposition strategies. In addition, this data is used to evaluate and price new investment opportunities. Some of these systems will be located at our facility and some will be maintained by third-party vendors. Any significant interruption in the availability and functionality of these systems could harm our business. In the event of a systems failure or interruption by our third-party vendors, we will have limited ability to affect the timing and success of systems restoration. If such interruptions continue for a prolonged period of time, it could have a material and adverse impact on our business, results of operations and financial condition.

Cybersecurity risk and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of the security, confidentiality, or integrity of our Company, employee, customer, or third-party confidential information and/or damage to our reputation or business relationships, any of which could negatively impact our financial results.

Our risk of a cyber incident or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. The result of these incidents may include disrupted operations, misstated or unreliable financial data, disrupted market price of our common stock, misappropriation of assets, liability for stolen assets or information, increased cybersecurity protection and insurance cost, regulatory enforcement, litigation and damage to our relationships. These risks require continuous and likely increasing attention and other resources from us to, among other actions, identify and quantify these risks, upgrade and expand our technological capabilities, systems and processes to adequately address them and provide periodic training for our employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that our efforts will be effective. Potential sources for disruption, damage or failure of our information technology systems include, without limitation, computer viruses, cyber incidents, human error, natural disasters and defects in design. In addition, we cannot be certain that our existing cyber insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to all or part of any future claim or loss.

Additionally, due to the size and nature of our Company, we rely on third-party service providers for many aspects of our business. Notwithstanding our efforts to oversee and mitigate risks associated with our use of third-party service providers, we can provide no assurance that the networks and systems that our third-party vendors have established or use will be effective. As our reliance on technology has increased, so have the risks posed to both our information systems and those provided by third-party service providers. We have implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber incident, do not guarantee that our financial results, operations or confidential information will not be negatively impacted by such an incident.

Further, the SEC has recently adopted rules requiring public companies to disclose any material cybersecurity incident affecting them on a Current Report on Form 8-K within four business days of determining that such a material cybersecurity incident has occurred, and to disclose on an annual basis any material information regarding their cybersecurity risk management, strategy and governance. These new reporting requirements became effective on December 18, 2023. If we fail to comply with these new requirements, we could incur regulatory fines and our reputation, business, financial condition and results of operations could be harmed.

We are highly dependent on information systems and communication systems; systems failures and other operational disruptions could significantly affect our business, which may, in turn, negatively affect our operating results and our ability to pay dividends to our stockholders.

Our business is highly dependent on our communications and our information systems, which may interface with or depend on systems operated by third parties, including market counterparties, loan originators and other service providers. Any failure or interruption of these systems could cause delays or other problems in our activities, including in our target asset origination or acquisition activities, which could have a material adverse effect on our operating results and negatively affect the value of our common stock and our ability to pay dividends to our stockholders.

Additionally, we rely heavily on financial, accounting and other data processing systems and operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in our operations may cause us to suffer financial loss, the disruption of our business, liability to third parties, regulatory intervention or reputational damage.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in such rules, accounting interpretations or our assumptions could adversely impact our ability to timely and accurately prepare our consolidated financial statements.

We are subject to Financial Accounting Standards Board ("FASB") standards and interpretations that can result in significant accounting changes that could have a material and adverse impact on our results of operations and financial condition. Accounting rules for financial instruments, including the acquisition and sales or securitization of mortgage loans, investments in ABS, derivatives, investment consolidations and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. For example, our estimates and judgments are based on a number of factors, including projected cash flows from the collateral securing our LMM loans, the likelihood of repayment in full at the maturity of a loan, potential for an LMM loan refinancing opportunity in the future and expected market discount rates for varying property types. These complexities could lead to a delay in the preparation of financial information and the delivery of this information to our stockholders.

Changes in accounting rules, interpretations or our assumptions could also undermine our ability to prepare timely and accurate financial statements, which could result in a lack of investor confidence in our financial information and could materially and adversely affect the market price of our common stock.

Provisions for credit losses are difficult to estimate.

Our provision for loan losses is evaluated on a quarterly basis. The determination of our provision for loan losses requires us to make certain estimates and judgments, which may be difficult to determine. Our estimates and judgments are based on a number of factors, including (1) whether cash from operations is sufficient to cover the debt service requirements currently and into the future, (2) the ability of the borrower to refinance the loan and (3) the property's liquidation value, all of which remain uncertain and are subjective. Our estimates and judgments may not be correct and, therefore, our results of operations and financial condition could be severely impacted.

ASC 326, *Financial Instruments-Credit Losses*, became effective for us on January 1, 2020 and replaced the "incurred loss" methodology previously required by accounting principles generally accepted in the United States of America ("GAAP") with the CECL model. Under the CECL model, we are required to present certain financial assets carried at amortized cost, such as loans held for investment, at the net amount expected to be collected. The measurement of expected credit losses is to be based on past events including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement will take place at the time the financial asset is first added to the balance sheet and updated quarterly thereafter.

The Company may be unable to integrate Broadmark's business successfully and realize the anticipated synergies and other expected benefits of the Broadmark Merger on the anticipated timeframe or at all.

The Broadmark Merger involved the combination of two companies that previously operated as two independent public companies. The combined company has been required to devote significant management attention and resources to the integration of Broadmark's business. The difficulties the Company may have encountered in the integration process, and may continue to encounter, include, but are not limited to, the following:

- the complexities of combining two companies with different histories and portfolio assets;

- the difficulties or delays in redeploying the capital acquired in connection with the Broadmark Merger into the target assets of the combined company;

- potential unknown liabilities and unforeseen increased expenses, delays or conditions associated with the Broadmark Merger; and

- performance shortfalls as a result of the diversion of management's attention caused by completing the Broadmark Merger and integrating the companies' operations.

For all these reasons, you should be aware that it is possible that the integration process could result in the disruption of the Company's ongoing business or inconsistencies in its operations, services, standards, controls, policies and procedures, any of which could adversely affect the Company's ability to deliver investment returns to stockholders, to maintain relationships with its key stakeholders and employees, to achieve the anticipated benefits of the Broadmark Merger, or otherwise materially and adversely affect its business and financial results.

We may seek to sell one of our business segments in an effort to maximize shareholder value, which may adversely affect our Company, our reputation, our results of operations and financial position or our stock price.

We continue to evaluate opportunities to restructure our business in an effort to maximize shareholder value, which could include the divestiture of certain of our business segments. Divestitures are subject to numerous risks and uncertainties, including, among others:

- the risk that a divestiture may not be completed in the expected time frame or at all;

- disruption of our management's attention from ongoing business operations due to a proposed or pending divestiture;

- the acceptance of a less than favorable sales price or other terms of sale;

- the potential loss of key personnel or operations;

- adverse reactions from our borrowers, lenders or other counterparties, or those of the divested business segment;

- the risk of litigation or other judicial or administrative proceedings arising from the divestiture; and

- negative reactions from market analysts and adverse impacts on our stock price.

A divestiture could result in significant costs to us and is subject to numerous risks, including those listed above. We cannot provide any assurance that a sale of a business segment will be successful or will not harm our business, our reputation our results of operations and financial position or our stock price.

Risks Related to Our Relationship with Waterfall

We depend on Waterfall and its key personnel for our success. We may not find a suitable replacement for Waterfall if the management agreement is terminated, or if key personnel leave the employment of Waterfall or otherwise become unavailable to us.

We are dependent on Waterfall for our day-to-day management. Our Chief Financial Officer, Chief Operating Officer and Chief Credit Officer, who are employed by Waterfall, are dedicated exclusively to our business, along with several of Waterfall's accounting professionals. In addition, Waterfall or our Company may in the future hire additional personnel that may be dedicated to our business. Waterfall is not obligated under the management agreement to dedicate any of its personnel exclusively to our business, other than our Chief Financial Officer and an accounting professional, nor is it or its personnel obligated to dedicate any specific portion of its or their time to our business. We will also be responsible for the costs of our own employees. However, with the exception of our subsidiaries, which employ their own personnel, we do not have and do not expect to have our own employees. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and network of business contacts of the executive officers and key personnel of Waterfall. The executive officers and key personnel of Waterfall will evaluate, negotiate, structure, close and monitor our acquisitions of assets, and our success will depend on its continued service. The departure of any of the executive officers or key personnel of Waterfall could have a material adverse effect on our performance. In addition, we offer no assurance that Waterfall will remain our manager or that we will continue to have access to Waterfall's principals and professionals. The current term of our management agreement runs through October 31, 2024 and, unless terminated in accordance with its terms, our management agreement will automatically renew for a successive one-year term on each anniversary thereafter. If the management agreement is terminated and no suitable replacement is found to manage the Company, we may not be able to execute our business plan.

Should one or more of Waterfall's key personnel leave the employment of Waterfall or otherwise become unavailable to us, Waterfall may not be able to find a suitable replacement and we may not be able to execute certain aspects of our business plan.

There are various conflicts of interest in our relationship with Waterfall which could result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with Waterfall and its affiliates. Our Chief Financial Officer, Chief Operating Officer and Chief Credit Officer are dedicated exclusively to us, along with several of Waterfall's accounting professionals and an information technology professional. With the exception of our subsidiaries, which employ their own personnel, we do not have and do not expect to have our own employees. In addition, we expect that our Chief Executive Officer and Chief Investment Officer, President, portfolio managers and any other appropriate personnel of Waterfall will devote such portion of their time to our affairs as is necessary to enable us to effectively operate our business. Waterfall and our non-dedicated officers may have conflicts between their duties to us and their duties to, and interests in, Waterfall and its affiliates. Waterfall is not required to devote a specific amount of time or the services of any particular individual to our operations. Waterfall manages or provides services to other clients, and we may compete with these other clients for Waterfall's resources and support. The ability of Waterfall and its officers and personnel to engage in other business activities may reduce the time they spend advising us.

There may also be conflicts in allocating assets that are suitable for us and other clients of Waterfall and its affiliates. Waterfall manages a series of funds and a limited number of separate accounts, which focus on a range of ABS and other credit strategies. None of these other funds or separate accounts focus on LMM loans as their primary business strategy.

To address certain potential conflicts arising from our relationship with Waterfall or its affiliates, Waterfall has agreed in a side letter agreement with us that, for so long as the management agreement is in effect, neither it nor any of its affiliates will (i) sponsor or manage any additional investment vehicle where we do not participate as an investor whose primary investment strategy will involve LMM mortgage loans, unless Waterfall obtains the prior approval of a majority of our Board (including a majority of our independent directors), or (ii) acquire a portfolio of assets, a majority of which (by value or UPB) are LMM mortgage loans on behalf of another investment vehicle (other than acquisitions of LMM ABS), unless we are first offered the investment opportunity and a majority of our Board (including a majority of our independent directors) decide not to acquire such assets.

The side letter agreement does not cover LMM ABS acquired in the market and non-real estate secured loans and we may compete with other existing clients of Waterfall and its affiliates, other funds managed by Waterfall that focus on a range of ABS and other credit strategies and separately managed accounts, and future clients of Waterfall and its affiliates in acquiring LMM ABS, non-real estate secured loans and portfolios of assets less than a majority of which (by value or UPB) are LMM loans, and in acquiring other target assets that do not involve LMM loans.

We will pay Waterfall substantial management fees regardless of the performance of our portfolio. Waterfall's entitlement to a base management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking assets that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to make distributions to our stockholders and the market price of our common stock. The management agreement was negotiated between related parties and their terms, including fees payable, may not be as favorable to us as if they had been negotiated with unaffiliated third parties.

The termination of the management agreement may be difficult and require payment of a substantial termination fee or other amounts, including in the case of termination for unsatisfactory performance, which may adversely affect our inclination to end our relationship with Waterfall.

Termination of the management agreement without cause is difficult and costly. Our independent directors will review Waterfall's performance and the management fees annually and, following the initial term, the management agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors, or by a vote of the holders of at least a majority of the outstanding shares of our common stock (other than shares held by members of our senior management team and affiliates of Waterfall), based upon: (i) Waterfall's unsatisfactory performance that is materially detrimental to our Company, or (ii) a determination that the management fees or incentive distribution payable to Waterfall are not fair, subject to Waterfall's right to prevent termination based on unfair fees by accepting a reduction of management fees or incentive distribution agreed to by at least two-thirds of our independent directors. We must provide Waterfall with 180 days prior notice of any such termination. Additionally, upon such a termination by us without cause (or upon termination by Waterfall due to our material breach), the management agreement provides that we will pay Waterfall a termination fee equal to three times the average annual base management fee earned by Waterfall during the prior 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination, except upon an internalization. Additionally, if the management agreement is terminated under circumstances in which we are obligated to make a termination payment to Waterfall, our operating partnership shall repurchase, concurrently with such termination, the Class A special unit in our operating partnership held by Waterfall entitling Waterfall to an incentive distribution from our operating partnership for an amount equal to three times the average annual amount of the incentive distribution paid or payable in respect of the Class A special unit during the 24-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination. These provisions may increase the cost to our Company of terminating the management agreement and adversely affect our ability to terminate Waterfall without cause.

If we internalize our management functions or if Waterfall is internalized by another sponsored program, we may be unable to obtain key personnel, and the consideration we pay for any such internalization could exceed the amount of any termination fee, either of which could have a material and adverse effect on our business, financial condition and results of operations.

We may engage in an internalization transaction, become self-managed and, if this were to occur, certain key employees may not become our employees but may instead remain employees of Waterfall or its affiliates. An inability to manage an internalization transaction effectively could thus result in us incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management's attention could be diverted from most effectively managing our investments. Additionally, if another program sponsored by Waterfall internalizes Waterfall, key personnel of Waterfall, who also are key personnel of the other sponsored program, would become employees of the other program and would no longer be available to us. Any such loss of key personnel could adversely impact our ability to execute certain aspects of our business plan. Furthermore, in the case of any internalization transaction, we expect that we would be required to pay consideration to compensate Waterfall for the internalization in an amount that we will negotiate with Waterfall in good faith and which will require approval of at least a majority of our independent directors. It is possible that such consideration could exceed the amount of the termination fee that would be due to Waterfall if the conditions for terminating the management agreement without cause are satisfied and we elected to terminate the management agreement and payment of such consideration could have a material and adverse effect on our business, financial condition and results of operations.

The Class A special unit entitling Waterfall to an incentive distribution may induce Waterfall to make certain investments that may not be favorable to us, including speculative investments.

Under the partnership agreement of our operating partnership, Waterfall, the holder of the Class A special unit in our operating partnership is entitled to receive an incentive distribution that may cause Waterfall to place undue emphasis on the maximization of our "distributable earnings", which is referred to as core earnings under the partnership agreement, at the expense of other criteria, such as preservation of capital, to achieve a higher incentive distribution. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our portfolio. For a discussion of the calculation of distributable earnings under the partnership agreement, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Incentive Distribution Payable to Waterfall" included in this annual report on Form 10-K.

Our Board will not approve each investment and financing decision made by Waterfall unless required by our investment guidelines.

We have authorized Waterfall to follow broad investment guidelines established by our Board. Our Board periodically reviews our investment guidelines and investment portfolio but does not, and is not required to, review all of our proposed investments. These investment guidelines may be changed from time to time by our Board without the approval of our stockholders. To the extent that our Board approves material changes to the investment guidelines, we will inform our stockholders of such changes through disclosure in our periodic reports and other filings required under the Exchange Act.

In addition, in conducting its periodic reviews, our Board may rely primarily on information provided to them by Waterfall. Furthermore, Waterfall may use complex strategies, and transactions entered into may be costly, difficult or impossible to unwind by the time they are reviewed by our Board. Accordingly, Waterfall will have great latitude in determining the types and amounts of target assets it may decide are attractive investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results.

Risks Related to Our Residential Mortgage Lending Business

Interest rate mismatches between our floating rate mortgages and our borrowings used to fund our purchases of these assets may cause us to suffer losses.

We will likely fund our residential mortgage loans with borrowings that have interest rates that adjust more frequently than the interest rate indices and repricing terms of floating rate mortgage loans. Accordingly, if short-term interest rates increase, our borrowing costs may increase faster than the interest rates on our floating rate mortgage loans adjust. As a result, in a period of rising interest rates, we could experience a decrease in net income or a net loss.

In most cases, the interest rate indices and repricing terms of floating rate mortgage loans and our borrowings are not identical, thereby potentially creating an interest rate mismatch between our investments and our borrowings. While the historical spread between relevant short-term interest rate indices has been relatively stable, there have been periods when the spread between these indices was volatile. During periods of changing interest rates, these interest rate index mismatches could reduce our net income or produce a net loss, and adversely affect the level of our dividends and the market price of our common stock.

In addition, floating rate mortgage loans are typically subject to lifetime interest rate caps that limit the amount an interest rate can increase through the maturity of the floating rate mortgage loans. However, our borrowings under repurchase agreements typically are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while caps could limit the interest rates on these types of assets. This problem is magnified for floating rate mortgage loans that are not fully indexed. Further, some floating rate mortgage loans may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we may receive less income on these types of assets than we need to pay interest on our related borrowings. These factors could reduce our net interest income and cause us to suffer a loss during periods of rising interest rates.

We may be subject to liability in connection with our residential mortgage loans for potential violations of consumer protection laws and regulations.

Federal consumer protection laws and regulations have been enacted and promulgated that are designed to regulate residential mortgage loan underwriting and originators' lending processes, standards, and disclosures to borrowers. These laws and regulations include the Ability to Repay/Qualified Mortgage Rule ("ATR/QM Rule") of the Consumer Financial Protection Bureau ("CFPB") under Regulation Z and Mortgage Servicing Rules under Regulation X and Regulation Z. In addition, there are various other federal, state, and local laws and regulations that are intended to discourage predatory lending practices by residential mortgage loan originators. For example, the federal Home Ownership and Equity Protection Act of 1994 prohibits inclusion of certain provisions in residential mortgage loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases may impose restrictions and requirements greater than those in place under federal laws and regulations. In addition, under the anti-predatory lending laws of some states, the origination of certain residential mortgage loans, including loans that are not classified as "high cost" loans under applicable law, must satisfy a net tangible benefits test with respect to the borrower. This test, as well as certain standards set forth in the ATR/QM Rule, may be highly subjective and open to interpretation. As a result, a court may determine that a residential mortgage loan did not meet the standard or test even if the originator reasonably believed such standard or test had been satisfied.

Mortgage loans also are subject to various other federal laws, including, among others:

- the Equal Credit Opportunity Act of 1974, as amended, and Regulation B promulgated thereunder, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act of 1968, as amended, in the extension of credit;

- the Truth in Lending Act, as amended ("TILA") and Regulation Z promulgated thereunder, which both require certain disclosures to the mortgagors regarding the terms of residential loans;

- the Real Estate Settlement Procedures Act, as amended ("RESPA") and Regulation X promulgated thereunder, which (among other things) prohibit the payment of referral fees for real estate settlement services (including mortgage lending and brokerage services) and regulate escrow accounts for taxes and insurance and billing inquiries made by mortgagors;

- the Americans with Disabilities Act of 1990, as amended, which, among other things, prohibits discrimination on the basis of disability in the full and equal enjoyment of the goods, services, facilities, privileges, advantages or accommodations of any place of public accommodation;

- the Fair Credit Reporting Act of 1970, as amended, and Regulation V promulgated thereunder, which regulates the use and reporting of information related to the borrower's credit history;

- the Consumer Financial Protection Act, enacted as part of the Dodd-Frank Act, which (among other things) created the CFPB and gave it broad rulemaking, supervisory and enforcement jurisdiction over mortgage lenders and servicers, and proscribes any unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service;

- the Fair Debt Collection Practices Act, which prohibits a debt collector from using abusive, unfair or deceptive practices to collect debts;

- the Secure and Fair Enforcement for Mortgage Licensing Act of 2008, under which residential mortgage loan originators employed by financial institutions, must register with the Nationwide Mortgage Licensing System and Registry, obtain a unique identifier from the registry, and maintain their registration in order to originate residential mortgage loans;

- the Home Equity Loan Consumer Protection Act of 1988, which requires additional disclosures and limits changes that may be made to the loan documents without the mortgagor's consent, and restricts a mortgagee's ability to declare a default or to suspend or reduce a mortgagor's credit limit to certain enumerated events;

- the Depository Institutions Deregulation and Monetary Control Act of 1980, which pre-empts certain state usury laws;

- the Dodd-Frank Act, including as described above;

- the Service Members Civil Relief Act, as amended, which provides relief to borrowers who enter into active military service or who were on reserve status but are called to active duty after the origination of their mortgage loans;

- the Right to Financial Privacy Act, which, among other requirements, imposes a duty to maintain confidentiality of consumer financial records;

- the Fair Housing Act of 1968, which, among other things, prohibits discrimination on the basis of race, religion, sex, disability, family status, and national origin;

- the Home Mortgage Disclosure Act, which requires certain financial institutions to publicly disclose information about home mortgages; and

- the Alternative Mortgage Transaction Parity Act of 1982, which pre-empts certain state lending laws which regulate alternative mortgage transactions.

Failure of us, residential mortgage loan originators, mortgage brokers or servicers to comply with these laws and regulations, could subject us to monetary penalties and defenses to foreclosure, including by recoupment or setoff of finance charges and fees collected, and could result in rescission of the affected residential mortgage loans, which could adversely impact our business and financial results.

GMFS is a seller/servicer approved to sell residential mortgage loans to Freddie Mac, Fannie Mae, the Housing and Urban Development ("HUD")/ FHA, the USDA, and the VA and failure to maintain its status as an approved seller/servicer could harm our business.

GMFS is an approved Fannie Mae seller/servicer, Freddie Mac seller/servicer, Ginnie Mae issuer, HUD/ FHA mortgage, USDA approved originator, and VA lender. As an approved seller/servicer, GMFS is required to conduct certain aspects of its operations in accordance with applicable policies and guidelines published by these entities. Failure to maintain GMFS's status as an approved seller/servicer would mean it would not be able to sell mortgage loans to these entities, could result in it being required to re-purchase loans previously sold to these entities, or could otherwise restrict our business and investment options and could harm our business and expose us to losses or other claims. Fannie Mae, Freddie Mac or these other entities may, in the future, require GMFS to hold additional capital or pledge additional cash or assets in order to maintain approved seller/servicer status, which, if required, would adversely impact our financial results.

GMFS operates within a highly regulated industry on a federal, state and local level and the business results of GMFS are significantly impacted by the laws and regulations to which GMFS is subject.

As a mortgage loan originator, GMFS is subject to extensive and comprehensive regulation under federal, state and local laws and regulations in the United States. These laws and regulations significantly affect the way that GMFS conducts its business and restrict the scope of the existing business of GMFS and may limit the ability of GMFS to expand its product offerings or can make the cost to originate and service mortgage loans higher, which could impact our financial results.

The CFPB adopted changes to its Mortgage Servicing Rules in August 2016. These may increase the costs of loss mitigation and increase foreclosure timelines. Other new regulatory requirements or changes to existing requirements that the CFPB may promulgate could require changes in the business of GMFS, result in increased compliance costs and impair the profitability of such business. In addition, as a result of the Dodd-Frank Act's expansion of the authority of state attorneys general to bring actions to enforce federal consumer protection legislation, GMFS could be subject to state lawsuits and enforcement actions, thereby further increasing the legal and compliance costs relating to GMFS. Amendments to the Mortgage Servicing Rules have increased the complexity of the loss mitigation and foreclosure processes and an inadvertent failure to comply with these rules could lead to losses in the value of the mortgage loans, be an event of default under various servicing agreements or subject GMFS to fines and penalties. The cumulative effect of these changes could result in a material impact on our earnings.

Additionally, the Dodd-Frank Act directed the CFPB to integrate certain mortgage loan disclosures under the TILA and RESPA, and in October 2015, these disclosure rules went into effect for newly originated residential mortgage loans. These rules include consumer disclosure document forms, processes for determining when disclosures must be updated and timelines for providing disclosure documents to borrowers. These rules have created the need for substantial system and process changes at GMFS and training for its employees. CFPB further amended disclosure requirements under Regulation Z in 2017 and 2018. Failure to comply with these requirements may result in penalties for disclosure violations under the TILA and RESPA.

GMFS could be subject to additional regulatory requirements or changes under the Dodd-Frank Act beyond those currently proposed, adopted or contemplated, particularly given the ongoing heightened regulatory environment in which financial institutions operate. The ongoing implementation of the Dodd-Frank Act, including the implementation of the Mortgage Servicing Rules and the rules related to mortgage loan disclosures by the CFPB, could affect the marketability or liquidity of asset-backed securities and increase the regulatory compliance burden, associated costs and place restrictions on the operations of GMFS, which could in turn adversely affect the servicing of loans and related receivables, operating results and regulation and supervision of GMFS.

Other regulations resulting from the Dodd-Frank Act may also have a material impact on the business of GMFS. Section 1033 of the Dodd Frank Act instructed the CFPB to implement rules that ensure certain providers of financial services will make available to a consumer in an electronic form, upon request, information in the control or possession of such providers concerning the consumer financial product or service that the consumer obtained from such provider, including information relating to any transaction, series of transaction, or to the account including costs, charges and usage data. Section 1033 could impose additional privacy and security requirements, operational burdens and increased risk of liability for access to confidential information on providers of financial services.

Mortgage loan modification and refinance programs as well as future legislative action may adversely affect the value of, and the returns on, the target assets in which we invest.

The U.S. Government, through the Federal Reserve, the FHA and the FDIC, commenced implementation of programs designed to provide homeowners with assistance in avoiding residential or commercial mortgage loan foreclosures, including the Home Affordable Modification Program, which provides homeowners with assistance in avoiding residential mortgage loan foreclosures, and the Home Affordable Refinance Program, which we refer to as HARP, which allows borrowers who are current on their mortgage payments to refinance and reduce their monthly mortgage payments at LTV ratios without new mortgage insurance. The programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans.

Loan modification and refinance programs may adversely affect the performance of residential mortgage loans. These loan modification programs, future legislative or regulatory actions, including possible amendments to the bankruptcy laws, which result in the modification of outstanding residential mortgage loans, as well as changes in the requirements necessary to qualify for refinancing mortgage loans with Fannie Mae, Freddie Mac or Ginnie Mae, may adversely affect the value of, and the returns on residential mortgage loans and our other target assets that we may purchase.

We may be affected by alleged or actual deficiencies in servicing and foreclosure practices of third parties, as well as related delays in the foreclosure process.

Allegations of deficiencies in servicing and foreclosure practices among several large sellers and servicers of residential mortgage loans that surfaced in 2010 raised various concerns relating to such practices, including the improper execution of the documents used in foreclosure proceedings, inadequate documentation of transfers and registrations of mortgages and assignments of loans, improper modifications of loans, violations of representations and warranties at the date of securitization, and failure to enforce put-backs.

As a result of alleged deficiencies in foreclosure practices, a number of servicers temporarily suspended foreclosure proceedings beginning in the second half of 2010 while they evaluated their foreclosure practices. In late 2010, a group of state attorneys general and state bank and mortgage regulators representing nearly all 50 states and the District of Columbia, along with the U.S. Department of Justice and HUD, began an investigation into foreclosure practices of banks and servicers. The investigations and lawsuits by several state attorneys general led to a settlement agreement in March 2012 with five of the nation's largest banks, pursuant to which the banks agreed to pay more than $25 billion to settle claims relating to improper foreclosure practices. The settlement does not prohibit the states, the federal government, individuals or investors in residential MBS from pursuing additional actions against the banks and servicers in the future.

The integrity of the servicing and foreclosure processes are critical to the value of the residential mortgage loans and the residential MBS collateralized by residential mortgage loans in which we will invest, and our financial results could be adversely affected by deficiencies in the conduct of those processes. For example, delays in the foreclosure process that have resulted from investigations into improper servicing practices may adversely affect the values of, and our losses on, the residential mortgage loans we own or may originate or acquire. Foreclosure delays may also increase the administrative expenses of any securitization trusts that we may sponsor, thereby reducing the amount of funds available for distribution to our stockholders. In addition, the subordinate classes of securities issued by any such securitization trusts may continue to receive interest payments while the defaulted loans remain in the trusts, rather than absorbing the default losses. This may reduce the amount of credit support available for the senior classes we may own, thus possibly adversely affecting these securities.

In addition, in these circumstances, we may be obligated to fund any obligation of the servicer to make advances on behalf of a delinquent loan obligor. To the extent that there are significant amounts of advances that need to be funded in respect of loans where we own the servicing right, it could have a material adverse effect on our business and financial results.

While we believe that the sellers and servicers would be in violation of their servicing contracts to the extent that they have improperly serviced mortgage loans or improperly executed documents in foreclosure or bankruptcy proceedings, or do not comply with the terms of servicing contracts when deciding whether to apply principal reductions, it may be difficult, expensive and time consuming for us to enforce our contractual rights.

We will continue to monitor and review the issues raised by the alleged improper foreclosure practices. While we cannot predict exactly how the servicing and foreclosure matters or the resulting litigation or settlement agreements will affect our business, there can be no assurance that these matters will not have an adverse impact on our consolidated results of operations and financial condition.

Our MSRs will expose us to significant risks.

Fannie Mae, Freddie Mac and Ginnie Mae generally require mortgage servicers to be paid a minimum servicing fee that significantly exceeds the amount a servicer would charge in an arm's-length transaction. Our residential MSRs are recorded at fair value on our balance sheet based upon significant estimates and assumptions, with changes in fair value included in our consolidated results of operations. Such estimates and assumptions would include, without limitation, estimates of future cash flows associated with our residential MSRs based upon assumptions involving interest rates as well as the prepayment rates, delinquencies and foreclosure rates of the underlying serviced mortgage loans.

The ultimate realization of the value of MSRs may be materially different than the fair values of such MSRs as reflected in our financial statements as of any particular date. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on our consolidated financial position, results of operations and cash flows. Accordingly, there may be material uncertainty about the value of our MSRs.

Changes in interest rates are a key driver of the performance of MSRs. Historically, the value of MSRs has increased when interest rates rise and decreased when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. We may pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us. To the extent we do not utilize derivatives to hedge against changes in the fair value of MSRs, our balance sheet, consolidated results of operations and cash flows would be susceptible to significant volatility due to changes in the fair value of, or cash flows from, MSRs as interest rates change.

Prepayment speeds significantly affect excess mortgage servicing fees. Prepayment speed is the measurement of how quickly borrowers pay down the unpaid principal balance of their loans or how quickly loans are otherwise brought current, modified, liquidated or charged off. We will base the price we pay for MSRs and the rate of amortization of those assets on factors such as our projection of the cash flows from the related pool of mortgage loans. Our expectation of prepayment speeds will be a significant assumption underlying those cash flow projections. If prepayment speeds are significantly greater than expected, the carrying value of MSRs could exceed their estimated fair value. If the fair value of MSRs decreases, we would be required to record a non-cash charge, which would have a negative impact on our financial results. Furthermore, a significant increase in prepayment speeds could materially reduce the ultimate cash flows we receive from MSRs, and we could ultimately receive substantially less than what we paid for such assets.

Delinquency rates have a significant impact on the valuation of any excess mortgage servicing fees. An increase in delinquencies will generally result in lower revenue because typically we will only collect servicing fees from agencies or mortgage owners for performing loans. If delinquencies are significantly greater than we expect, the estimated fair value of the MSRs could be diminished. When the estimated fair value of MSRs is reduced, we could suffer a loss, which could have a negative impact on our financial results.

MSRs are subject to numerous U.S. federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. Our failure to comply, or the failure of the servicer to comply, with the laws, rules or regulations to which we or the servicer are subject by virtue of ownership of MSRs, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on our business, financial condition, consolidated results of operations or cash flows.

GMFS originates residential mortgage loans which have risks of losses due to mortgage loan defaults or fraud.

GMFS currently originates loans that are eligible to be purchased, guaranteed or insured by Fannie Mae, Freddie Mac, FHA, VA and USDA through retail, correspondent and broker channels. GMFS may originate loans that are not guaranteed or insured by such agencies or channels, and the origination of these residential mortgage loans have risks of losses due to mortgage loan defaults or fraud. The ability of borrowers to make timely principal and interest payments could be adversely affected by changes in their personal circumstances, a rise in interest rates, a recession, declining real estate property values or other economic events, resulting in losses. Moreover, if a borrower defaults on a mortgage loan that GMFS or we own and if the liquidation proceeds from the sale of the property do not cover the loan amount and the legal, broker and selling costs, GMFS or we would experience a loss. We could experience losses if we fail to detect fraud, where a borrower or lending partner has misrepresented its financial situation or purpose for obtaining the loan, or an appraisal misrepresented the value of the property collateralizing its loan.

Some of the loans we originate may be insured in part by mortgage insurers or financial guarantors. Mortgage insurance protects the lender or other holder of a loan up to a specified amount, in the event the borrower defaults on the loan. Mortgage insurance is generally obtained only when the principal amount of the loan at the time of origination is greater than 80% of the value of the property (LTV), although it may not always be obtained in these circumstances. Any inability of the mortgage insurers to pay in full the insured portion of the loans that we hold would adversely affect the value of our loans, which could increase our credit risk, reduce our cash flows, or otherwise adversely affect our business.

We will hold and may originate or acquire additional residential mortgage loans collateralized by subprime mortgage loans, which are subject to increased risks.

We will hold and may originate or acquire additional subprime residential mortgage loans backed by collateral pools of subprime mortgage loans that have been originated using underwriting standards that are less restrictive than those used in underwriting other higher quality mortgage loans. These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories, mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgage property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified. Due to economic conditions, including lower home prices, as well as aggressive lending practices, subprime mortgage loans have in recent years experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience delinquency, foreclosure, bankruptcy and loss rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, the performance of subprime mortgage loans that we hold and may originate or acquire could be correspondingly adversely affected, which could adversely impact our consolidated results of operations, financial condition and business.

Deficiencies in the underwriting of newly originated residential mortgage loans may result in an increase in the severity of losses on our residential mortgage loans.

The underwriting of newly originated residential mortgage loans is different than the underwriting and investment process related to seasoned mortgage loans, which focuses, in part, on performance history. Prior to originating or acquiring residential mortgage loans or other assets, GMFS or other subsidiaries may undertake underwriting and due diligence efforts with respect to various aspects of the loan or asset. When underwriting or conducting due diligence, GMFS, or other subsidiaries, rely on available resources, data and investigations by third parties, which may be limited. The mortgage loan originator may also only conduct due diligence on a sample of a pool of loans or assets it is acquiring and assume that the sample is representative of the entire pool. These underwriting and due diligence efforts may not reveal matters that could lead to losses. If the underwriting process is not robust enough or if we do not conduct adequate due diligence, or the scope of the underwriting or due diligence is limited, we may incur losses.

During the mortgage loan underwriting process, appraisals are generally obtained on the collateral underlying each prospective mortgage. The quality of these appraisals may vary widely in accuracy and consistency. The appraiser may feel pressure from the broker or lender to provide an appraisal in the amount necessary to enable the originator to make the loan, whether or not the value of the property justifies such an appraised value. Inaccurate or inflated appraisals may result in an increase in the severity of losses on the residential mortgage loans. Although mortgage originators generally underwrite mortgage loans in accordance with their pre-determined loan underwriting guidelines, from time to time and in the ordinary course of business, originators may make exceptions to these guidelines. On a case-by-case basis, underwriters may determine that a prospective borrower that does not strictly qualify under the underwriting guidelines warrants an underwriting exception, based upon compensating factors. Compensating factors may include a lower LTV, a higher debt coverage ratio, experience as an owner or investor, higher borrower net worth or liquidity, stable employment, longer length of time in business and length of time owning the property. Loans originated with exceptions may result in a higher number of delinquencies and defaults.

Losses could occur due to a counterparty that sold loans to GMFS or our other subsidiaries refusing to or being unable to repurchase that loan or pay damages related to breaches of representations made by the seller.

Losses could occur due to a counterparty that sold loans or other assets to GMFS or our other subsidiaries refusing to or being unable to (e.g., due to its financial condition) repurchase loans or pay damages if it is determined subsequent to purchase that one or more of the representations or warranties made to GMFS or our other subsidiaries in connection with the sale was inaccurate.

Even if GMFS or another of our subsidiaries obtains representations and warranties from the loan seller counterparties they may not parallel the representations and warranties GMFS or our other subsidiaries make to subsequent purchasers of the loans or may otherwise not protect the seller from losses, including, for example, due to the counterparty being insolvent or otherwise unable to make payments arising out of damages for a breach of representation or warranty. Furthermore, to the extent the counterparties from which loans were acquired have breached their representations and warranties, such breaches may adversely impact our business relationship with those counterparties, including by reducing the volume of business our subsidiaries conduct with those counterparties, which could negatively impact their ability to acquire loans and the larger mortgage origination business. To the extent our subsidiaries have significant exposure to representations and warranties made to them by one or more counterparties, we may determine, as a matter of risk management, to reduce or discontinue loan acquisitions from those counterparties, which could reduce the volume of mortgage loans available for acquisition and negatively impact our business and financial results.

The diminished level of Freddie Mac participation in, and other changes in the role of Freddie Mac in, the mortgage market may adversely affect our business.

In September 2008, the Federal Housing Finance Agency ("FHFA") placed Fannie Mae and Freddie Mac in conservatorship and undertook the extraordinary dual role of supervisor and conservator. FHFA's conservatorships are of unprecedented scope, scale, and complexity. While in conservatorship, Fannie Mae and Freddie Mac have required $187.5 billion in financial investment from the Treasury to avert insolvency, and, through the start of 2017, have paid to Treasury over $255 billion in dividends. Despite their high leverage, lack of capital, conservatorship status, and uncertain future, the combined Fannie Mae and Freddie Mac have grown in size during conservatorship and, according to FHFA, their combined market share of newly issued MBS is more than 65%. In mid-2017, their combined total assets were approximately $5.3 trillion and their combined debt exceeded $5 trillion. Although market conditions have improved and Fannie Mae and Freddie Mac have returned to profitability, their ability to sustain profitability in the future cannot be assured for a number of reasons: the winding down of their investment portfolios and reduction in net interest income; the level of guarantee fees they will be able to charge and keep; the future performance of their business segments; and the significant uncertainties involving key market drivers such as mortgage rates, homes prices, and credit standards. Fannie Mae and Freddie Mac were also required to eliminate their capital cushion by the end of 2018 and in any quarter in which they suffer a loss, will have to once again draw funds from Treasury to cover such losses. To address these challenges, a number of reform proposals have been introduced and suggested, but none have passed a congressional vote.

If Freddie Mac participation in the mortgage market were reduced or eliminated, or its structures were to change, our ability to originate and service loans under the Freddie Mac program could be adversely affected. These developments could also materially and adversely impact the pricing of our potential future Freddie Mac loan and ABS portfolio. Additionally, the current support provided by the Treasury to Freddie Mac, and any additional support it may provide in the future, could have the effect of lowering the interest rates we expect to receive from such assets, thereby tightening the spread between the interest we earn on these assets and the cost of financing these assets. Future legislation affecting Freddie Mac may create market uncertainty and have the effect of reducing the actual or perceived credit quality of Freddie Mac and the securities issued or guaranteed by it. As a result, such laws could increase the risk of loss on our investments related to the Freddie Mac program. It also is possible that such laws could adversely impact the market for such assets and the spreads at which they trade.

Risks Related to Our SBA Business

We may encounter risks associated with originating or acquiring SBA loans.

We will originate SBA loans and sell the guaranteed portion of such SBA loans into the secondary market. These sales may result in collecting cash premiums, creating a stream of future servicing spread or both. There can be no assurance that we will originate these loans, that a secondary market will exist or that we will realize premiums upon the sale of the guaranteed portion of these loans.

We may acquire SBA loans or originate SBA loans and sell the guaranteed portion of such SBA loans and retain the credit risk on the non-guaranteed portion of such loans. We would then expect to share pro-rata with the SBA in any recoveries. In the event of default on an SBA loan, our pursuit of remedies against a borrower would be subject to SBA rules and in some instances SBA approval. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. With respect to the guaranteed portion of SBA loans that may be sold by us, the SBA would first honor its guarantee and then may seek compensation from us in the event that a loss is deemed to be attributable to technical deficiencies. There can be no assurance that we will not experience a loss due to significant deficiencies with our underwriting or servicing of SBA loans.

In certain instances, including liquidation or charge-off of an SBA guaranteed loan, we may have a receivable for the SBA's guaranteed portion of legal fees, operating expenses, property taxes paid etc. related to the loan or the collateral (upon foreclosure). While we may believe expenses incurred were justified and necessary for the care and preservation of the collateral and within the established rules of the SBA, there can be no assurance that the SBA will reimburse us. In addition, obtaining reimbursement from the SBA may be a time consuming and lengthy process and the SBA may seek compensation from us related to reimbursement of expenses that it does not believe were necessary for the care and preservation of a loan or its collateral and no assurance can be given that the SBA will not decline to reimburse us for our portion of material expenses.

A government shutdown or curtailment of the government-guaranteed loan programs could cut off an important segment of our business, and may adversely affect our SBA loan program acquisitions, originations and results of operations.

Although the program has been in existence since 1953, there can be no assurance that the federal government will maintain the SBA program, or that it will continue to guarantee loans at current levels. If we cannot acquire, make or sell government-guaranteed loans, we may generate less interest income, fewer origination fees, and our ability to generate gains on sale of loans may decrease. From time-to-time, the government agencies that guarantee these loans reach their internally budgeted limits and cease to guarantee loans for a stated time period. In addition, these agencies may change their rules for loans. Also, Congress may adopt legislation that could have the effect of discontinuing or changing the programs. Non-governmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable. If these changes occur, the volume of loans to small business and industrial borrowers of the types that now qualify for government-guaranteed loans could decline, as could the profitability of these loans.

Our lending business could be materially and adversely affected by circumstances or events limiting the availability of funds for SBA loan programs. A government shutdown occurred in October 2013 and December 2018, which affected the ability of entities to originate SBA loans because Congress failed to approve a budget which in turn eliminated the availability of funds for these programs. A similar government shutdown could occur in the future, which may affect our ability to originate government guaranteed loans and to sell the government guaranteed portions of those loans in the secondary market. A government shutdown may adversely affect our SBA loan program acquisitions and originations and our results of operations.

Risks Related to Financing and Hedging

We use leverage as part of our investment strategy, but we do not have a formal policy limiting the amount of debt we may incur. Our Board may change our leverage policy without stockholder consent.

We will use prudent leverage to increase potential returns to our stockholders. For information on our committed and outstanding financing arrangements see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" included in this annual report on Form 10-K. Over time, as market conditions change, we plan to use these and other borrowings. The return on our assets and cash available for distribution to our stockholders may be reduced to the extent that market conditions prevent us from leveraging our assets or cause the cost of our financing to increase relative to the income that can be derived from the assets acquired. Our financing costs will reduce cash available for distribution to stockholders. We may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. A decrease in the value of our assets that are subject to repurchase agreement financing may lead to margin calls that we will have to satisfy. We may not have the funds available to satisfy any such margin calls and may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses. The satisfaction of any such margin calls may reduce cash flow available for distribution to our stockholders. Any reduction in distributions to our stockholders may cause the value of our common stock to decline.

We may not be able to successfully complete additional securitization transactions, which could limit potential future sources of financing and could inhibit the growth of our business.

We may use our existing credit facilities or repurchase agreements or, if we are successful in entering into definitive documentation in respect of our other potential financing facilities, other borrowings to finance the origination and/or acquisition of LMM loans until a sufficient quantity of eligible assets has been accumulated, at which time we would refinance these short-term facilities or repurchase agreements through the securitization market, which could include the creation of CMBS, collateralized debt obligations ("CDOs"), or the private placement of loan participations or other long-term financing. When we employ this strategy, we are subject to the risk that we would not be able to obtain, during the period that our short-term financing arrangements are available, a sufficient amount of eligible assets to maximize the efficiency of a CMBS, CDO or private placement issuance. We are also subject to the risk that we will not be able to obtain short-term financing arrangements or will not be able to renew any short-term financing arrangements after they expire should we find it necessary to extend such short-term financing arrangements to allow more time to obtain the necessary eligible assets for a long-term financing.

The inability to consummate securitizations of our portfolio to finance our LMM loan and ABS assets on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could have a material and adverse effect on our business, financial condition and results of operations.

Uncertainty regarding the expected discontinuance of the London interbank offered rate ("LIBOR") and transition to alternative reference rates may adversely impact our borrowings and assets.

Per the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, the most commonly used tenors (overnight and one, three, six and 12 months) ceased to be published and were no longer representative after June 30, 2023. LIBOR's administrator, the ICE Benchmark Administration Limited ("IBA"), indicated that IBA would have to cease publication of such LIBOR tenors immediately after the last publication on June 30, 2023. As such, all of our outstanding LIBOR-based borrowings and assets were converted to alternative interest rates. Many of our counterparties are now subject to regulatory guidance not to enter new LIBOR contracts except in limited circumstances.

The Alternative Reference Rates Committee ("ARRC"), a group of private-market participants convened by the U.S. Federal Reserve Board and the New York Federal Reserve, has recommended the Secured Overnight Financing Rate ("SOFR"), a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities, as a more robust reference rate alternative to U.S. dollar LIBOR. The use of SOFR as a substitute for U.S. dollar LIBOR is voluntary and may not be suitable for all market participants. To approximate economic equivalence to LIBOR, SOFR can be compounded over a relevant term and a spread adjustment may be added. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. The differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest costs that are higher than if LIBOR remained available, which could have a material adverse effect on our results. Although SOFR is the ARRC's recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in other ways that would result in higher borrowing costs for us. Market practices related to SOFR calculation conventions continue to develop and may vary, and inconsistent calculation conventions may develop among financial products.

Many of our debt and interest rate hedge agreements were previously linked to U.S. dollar LIBOR. Some of our debt and loan assets did not include robust fallback language that would facilitate replacing LIBOR with a clearly defined alternative reference rate after LIBOR's discontinuation. Our counterparties may disagree with us about how to calculate or replace LIBOR. Even when robust fallback language is included, there can be no assurance that the replacement rate plus any spread adjustment will be economically equivalent to LIBOR, which could result in a lower interest rate being paid to us on such assets. Modifications to any debt, loan assets, interest rate hedging transactions or other contracts to replace LIBOR with an alternative reference rate could result in adverse tax consequences.

We and other market participants have less experience understanding and modeling SOFR-based assets and liabilities than LIBOR-based assets and liabilities, increasing the difficulty of investing, hedging, and risk management. Because the impact of LIBOR cessation is dependent on unknown future facts, the language of individual contracts, and the outcome of potential future legislation or litigation, it is not currently practical for our valuation models to account for the cessation of LIBOR.

The process of transition involves operational risks. References to LIBOR may be embedded in computer code or models, and we may not identify and correct all of those references. Because compounded SOFR is backward-looking rather than forward-looking, parties making or receiving LIBOR-based payments may be unable to calculate payment amounts until the day that payment is due. Proposed mechanisms to solve the operational timing issue may result in a payment amount that does not fully reflect interest rates during the calculation period.

In addition, any resulting differences in interest rate standards among our assets and our financing arrangements may result in interest rate mismatches between our assets and the borrowings used to fund such assets. Furthermore, the transition away from LIBOR may adversely impact our ability to manage and hedge exposures to fluctuations in interest rates using derivative instruments. There is no guarantee that the transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, results of operations, financial condition, and stock price.

Through certain of our subsidiaries, we may engage in securitization transactions relating to mortgage loans, which would expose us to potentially material risks.

Through certain of our subsidiaries we may engage in securitization transactions relating to mortgage loans, which generally would require us to prepare marketing and disclosure documentation, including term sheets and prospectuses, which include disclosures regarding the securitization transactions and the assets being securitized. If our marketing and disclosure documentation are alleged or found to contain inaccuracies or omissions, we may be liable under federal and state securities laws (or under other laws) for damages to third parties that invest in these securitization transactions, including in circumstances where we relied on a third party in preparing accurate disclosures, or we may incur other expenses and costs in connection with disputing these allegations or settling claims.

In recent years there has also been debate as to whether there are defects in the legal process and legal documents governing transactions in which securitization trusts and other secondary purchasers take legal ownership of mortgage loans and establish their rights as first priority lien holders on underlying mortgaged property. To the extent there are problems with the manner in which title and lien priority rights were established or transferred, securitization transactions that we may sponsor and third-party sponsored securitizations that we hold investments in may experience losses, which could expose us to losses and could damage our ability to engage in future securitization transactions.

Our potential securitization activities could expose us to litigation, adversely affecting our business and financial results.

Through certain of our subsidiaries we may engage in or participate in securitization transactions relating to mortgage loans. As a result of declining property values, increasing defaults, changes in interest rates, or other factors, the aggregate cash flows from the loans held by any securitization entity that we may sponsor and the securities and other assets held by these entities may be insufficient to repay in full the principal amount of ABS issued by these securitization entities. We do not expect to be directly liable for any of the ABS issued by these entities. Nonetheless, third parties who hold the ABS issued by these entities may try to hold us liable for any losses they experience, including through claims under federal and state securities laws or claims for breaches of representations and warranties we would make in connection with engaging in these securitization transactions.

Defending a lawsuit can consume significant resources and may divert management's attention from our operations. We may be required to establish reserves for potential losses from litigation, which could be material. To the extent we are unsuccessful in our defense of any lawsuit, we could suffer losses, which could be in excess of any reserves established relating to that lawsuit, and these losses could be material.

We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which could harm our earnings.

We have sold and, on occasion, consistent with our qualification as a REIT and our desire to avoid being subject to the "prohibited transaction" penalty tax, we may sell some of our loans in the secondary market or as a part of a securitization of a portfolio of our loans. When we sell loans, we are required to make customary representations and warranties about such loans to the loan purchaser. Our mortgage loan sale agreements may require us to repurchase or substitute loans in the event we breach a representation or warranty given to the loan purchaser. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. Likewise, we may be required to repurchase or substitute loans if we breach a representation or warranty in connection with our securitizations, if any.

The remedies available to a purchaser of mortgage loans are generally broader than those available to us against the originating broker or correspondent. Further, if a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the sellers. The repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. They are also typically sold at a significant discount to the UPB. Significant repurchase activity could harm our cash flow, results of operations, financial condition and business prospects.

Certain financing arrangements restrict our operations and expose us to additional risk.

Our existing financing arrangements, including our senior secured notes, corporate debt, and our future financing arrangements are or will be governed by a credit agreement, indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. We will bear the cost of issuing and servicing such credit facilities, arrangements or securities.

These restrictive covenants and operating restrictions could have a material adverse effect on our operating results, cause us to lose our REIT status, restrict our ability to finance or securitize new originations and acquisitions, force us to liquidate collateral and negatively affect the market price of our common stock and our ability to pay dividends. For further information on these covenants see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" included in this annual report on Form 10-K.

Our securitizations may also reduce and/or restrict our available cash needed to pay dividends to our stockholders in order to satisfy the REIT requirements. Under the terms of the securitization, excess interest collections with respect to the securitized loans are distributed to us as the trust certificate holder once the overcollateralization target is reached and maintained. If the securitized loans experience delinquencies exceeding default triggers specified in the securitizations, the excess interest collections will be paid to the noteholders as additional principal payments on the notes. If excess interest collections are paid to noteholders rather than to us, we will be required to use cash from other sources to pay dividends to our stockholders in order to satisfy the REIT requirements or to fund our ongoing operations.

The repurchase agreements that we will use to finance our assets will restrict us from leveraging our assets as fully as desired and may require us to provide additional collateral.

We may use credit facilities together with other borrowings structured as repurchase agreements to finance our assets. If the market value of the assets pledged or sold by us under a repurchase agreement borrowing to a financing institution declines, we will normally be required by the financing institution to pay down a portion of the funds advanced, but we may not have the funds available to do so, which could result in defaults. Repurchase agreements that we may use in the future may also require us to provide additional collateral if the market value of the assets pledged or sold by us to a financing institution declines. Posting additional collateral to support our credit will reduce our liquidity and limit our ability to leverage our assets, which could adversely affect our business. In the event we do not have sufficient liquidity to meet such requirements, financing institutions can accelerate repayment of our indebtedness, increase interest rates, liquidate our collateral or terminate our ability to borrow. Such a situation would likely result in a rapid deterioration of our financial condition and possibly necessitate a filing for bankruptcy protection. For further information on our repurchase agreements see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" included in this annual report on Form 10-K.

Further, financial institutions providing the repurchase facilities may require us to maintain a certain amount of cash that is not invested or to set aside non-leveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying asset back to us at the end of the transaction term, or if the value of the underlying asset has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we will incur losses on our repurchase transactions.

Under repurchase agreement financings, we generally sell assets to lenders (that is, repurchase agreement counterparties) and receive cash from the lenders. The lenders are obligated to resell the same assets back to us at the end of the term of the transaction, which typically ranges from 30 to 90 days, but which may have terms of up to 364 days or longer. Because the cash we will receive from the lender when it initially sells the assets to the lender is less than the value of those assets (this is referred to as the haircut), if the lender defaults on its obligation to resell the same assets back to us, we would incur a loss on the transaction equal to the amount of the haircut (assuming no change in the value of the assets). We would also incur losses on a repurchase transaction if the value of the underlying assets has declined as of the end of the transaction term, as we would have to repurchase the assets for their initial value but would receive assets worth less than that amount. Further, if we default on one of our obligations under a repurchase transaction, the lender will be able to terminate the transaction and cease entering into any other repurchase transactions with us. It is also possible that our repurchase agreements will contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. If a default occurs under any of our repurchase agreements and the lenders terminate one or more of our repurchase agreements, we may need to enter into replacement repurchase agreements with different lenders. There can be no assurance that we will be successful in entering into such replacement repurchase agreements on the same terms as the repurchase agreements that were terminated or at all. Any losses we incur on our repurchase transactions could adversely affect our earnings and thus our cash available for distribution to our stockholders.

Our rights under our repurchase agreements may be subject to the effects of bankruptcy laws in the event of the bankruptcy or insolvency of our Company or our lenders under the repurchase agreements, which may allow our lenders to repudiate our repurchase agreements.

In the event of insolvency or bankruptcy, repurchase agreements normally qualify for special treatment under the Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the Bankruptcy Code and to foreclose on the collateral agreement without delay. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur.

The change of control provisions in our senior secured notes, corporate debt and the related indentures could deter, delay or prevent an otherwise beneficial merger, acquisition, tender offer or other takeover attempt involving our Company.

The change of control provisions in our senior secured notes, corporate debt and related indentures could make it more difficult or more expensive for a third-party to acquire our Company. If a merger, acquisition, tender offer or other takeover attempt involving our Company by a third-party constitutes a change of control under the related indentures, we or ReadyCap Holdings, LLC ("ReadyCap Holdings") may be required to offer to repurchase all of our senior secured notes and corporate debt. As a result, our obligations under our senior secured notes and corporate debt could increase the cost of acquiring our Company or otherwise discourage a third party from acquiring our Company.

We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

Subject to maintaining our qualification as a REIT, part of our strategy involves entering into hedging transactions that could require us to fund cash payments in certain circumstances (such as the early termination of a hedging instrument caused by an event of default or other early termination event). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges, and these economic losses will be reflected in our results of operations. We may also be required to provide margin to our counterparties to collateralize our obligations under hedging agreements. Our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time. The need to fund these obligations could adversely impact our financial condition.

Hedging against interest rate exposure may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

Subject to maintaining our qualification as a REIT, we will likely pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest and foreign currency rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, exchange rates, the type of assets held and other changing market conditions. Hedging may fail to protect or could adversely affect us because, among other things:

- interest rate, currency and/or credit hedging can be expensive and may result in us receiving less interest income;

- available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value and any downward adjustments or "mark-to-market" losses would reduce earnings or stockholders' equity;

- the market value of derivatives used for hedging may decrease from time to time, which may require us to deliver additional margin to our counterparties;

- the amount of income that a REIT may earn from non-qualifying hedging transactions (other than through TRSs) to offset interest rate losses is limited by U.S. federal tax provisions governing REITs;

- the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

- the hedging counterparty owing money in the hedging transaction may default on its obligation to pay; and

- the duration of the hedge may not match the duration of the related liability.

In general, when we acquire an LMM loan or ABS asset, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that effectively fixes our borrowing costs for a period close to the anticipated average life of the fixed-rate portion of the related assets. This strategy is designed to protect us from rising interest rates, because the borrowing costs are fixed for the duration of the fixed-rate portion of the related LMM loan or ABS asset.

However, if prepayment rates decrease in a rising interest rate environment, the life of the fixed-rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This could have a negative impact on our results of operations, as borrowing costs would no longer be fixed after the end of the hedging instrument while the income earned on the LMM loan or ABS asset would remain fixed. This situation may also cause the market value of our LMM loan or ABS asset to decline, with little or no offsetting gain from the related hedging transactions. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

In addition, the use of this swap hedging strategy effectively limits increases in our book value in a declining rate environment, due to the effectively fixed nature of our hedged borrowing costs. In an extreme rate decline, prepayment rates on our assets might actually result in certain of our assets being fully paid off while the corresponding swap or other hedge instrument remains outstanding. In such a situation, we may be forced to terminate the swap or other hedge instrument at a level that causes us to incur a loss.

Our hedging transactions, which are intended to limit losses, may actually adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

Our use of derivatives may expose us to counterparty and other risks.

We will likely enter into over-the-counter interest rate swap agreements to hedge risks associated with movements in interest rates. Because such interest rate swaps are not cleared through a central counterparty, the counterparty's performance is not guaranteed by a clearing house. As a result, if a swap counterparty cannot perform under the terms of an interest rate swap, we would not receive payments due under that agreement, we may lose any unrealized gain associated with the interest rate swap and the hedged liability would cease to be hedged by the interest rate swap. We may also be at risk for any collateral we have pledged to secure our obligation under the interest rate swap if the counterparty becomes insolvent or files for bankruptcy.

The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, we may not always be able to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot provide any assurances that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Derivative instruments are also subject to liquidity risk and may be difficult or impossible to sell, close out or replace quickly and at the price that reflects the fundamental value of the instrument. Although both over-the-counter and exchange-traded markets may experience lack of liquidity, over-the-counter, non-standardized derivative transactions are generally less liquid than exchange-traded instruments.

Furthermore, derivative transactions are subject to increasing statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. Recently, new regulations have been promulgated by U.S. and foreign regulators attempting to strengthen oversight of derivative contracts. Any actions taken by regulators could constrain our strategy and could increase our costs, either of which could materially and adversely impact our operations.

In particular, the Dodd-Frank Act requires certain derivatives, including certain interest rate swaps, to be executed on a regulated market and cleared through a central counterparty. Unlike uncleared swaps, the counterparty for the cleared swaps is the clearing house, which reduces counterparty risk. However, cleared swaps require us to appoint clearing brokers and to post margin in accordance with the clearing house's rules, which has resulted in increased costs for cleared swaps over uncleared swaps. Margin requirements for uncleared swaps have recently been issued by certain regulators, and requirements from other regulators are expected to be issued soon. These rules require us to post margin for uncleared swaps with swap dealers. The margin for both cleared and uncleared swaps will generally be limited to cash and certain types of securities. These requirements may increase the costs of hedging and induce us to change or reduce our use of hedging transactions.

Regulation as a commodity pool operator could subject us to additional regulation and compliance requirements, which could materially adversely affect our business and financial condition.

The Dodd-Frank Act extended the reach of commodity regulations for the first time to include not just traditional futures contracts but also derivative contracts referred to as "swaps." As a consequence of this change, any investment fund that trades in swaps may be considered a "commodity pool," which would cause its operator to be regulated as a commodity pool operator ("CPO"). Under the new requirements, CPOs must register or file for an exemption from registration with the National Futures Association, the self-regulatory organization for swaps and other financial instruments regulated by the U.S. Commodity Futures Trading Commission ("CFTC"), and become subject to regulation by the CFTC, including with respect to disclosure, recordkeeping and reporting.

On December 7, 2012, the CFTC issued a no-action letter that provides mortgage REITs relief from such registration (the "No-Action Letter"), if they meet certain conditions and submit a claim for such no-action relief by email to the CFTC. We believe we will meet the conditions set forth in the No-Action Letter and we have filed our claim with the CFTC to perfect the use of the no-action relief from registration. However, if in the future we do not meet the conditions set forth in the No-Action Letter or the relief provided by the No-Action Letter becomes unavailable for any other reason and we are unable to obtain another exemption from registration, we may be required to reduce or eliminate our use of interest rate swaps or vary the manner in which we deploy interest rate swaps in our business and we or our directors may be required to register with the CFTC as CPOs and Waterfall may be required to register as a "commodity trading advisor" with the CFTC, which will require compliance with CFTC rules and subject us, our Board and Waterfall to regulation by the CFTC. In the event registration for our Company, our directors or Waterfall is required but is not obtained, we, our Board or Waterfall may be subject to fines, penalties and other civil or governmental actions or proceedings, any of which could have a material adverse effect on our business, financial condition and results of operations. The costs of compliance with the CFTC regulations, or the changes to our hedging strategy necessary to avoid their application, could have a material adverse effect on our business, financial condition and results of operations.

If we attempt to qualify for hedge accounting treatment for our derivative instruments, but we fail to qualify, we may suffer losses because losses on the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction.

We record derivative and hedging transactions in accordance with GAAP. Under these standards, we may fail to qualify for, or choose not to elect, hedge accounting treatment for a number of reasons, including if we use instruments that do not meet the definition of a derivative (such as short sales), we fail to satisfy hedge documentation, and hedge effectiveness assessment requirements or our instruments are not highly effective. If we fail to qualify for, or choose not to elect, hedge accounting treatment, our operating results may be volatile because changes in the fair value of the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction or item.

Risks Related to Taxation as a REIT

Our failure to qualify as a REIT, or the failure of our predecessor to qualify as a REIT, would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

We have been organized and operated and intend to continue to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2011. We have not requested and do not intend to request a ruling from the Internal Revenue Service (the "IRS"), that we qualify as a REIT. The U.S. federal income tax laws governing REITs are complex, and judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited. The complexity of these provisions and of applicable Treasury Regulations is greater in the case of a REIT that, like us, holds our assets through a partnership. To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature of our assets and our income, the ownership of our outstanding shares, and the amount of our distributions. Our ability to satisfy the asset tests depends on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we may not obtain independent appraisals. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes. Furthermore, we hold certain assets through our ownership interest in Ready Capital Subsidiary REIT I, LLC, which we refer to as our subsidiary REIT. Our ability to qualify as a REIT is dependent in part on the REIT qualification of our subsidiary REIT, which is required to separately satisfy each of the REIT requirements in order to qualify as a REIT. Thus, while we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire in the future.

If we fail to qualify as a REIT in any taxable year, and do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money or sell assets in order to pay our taxes. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

The percentage of our assets represented by TRSs and the amount of our income that we can receive in the form of TRS dividends and interest are subject to statutory limitations that could jeopardize our REIT qualification and could limit our ability to acquire or force us to liquidate otherwise attractive investments.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. In order to treat a subsidiary of the REIT as a TRS, both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. In order to qualify as a REIT, no more than 20% of the value of our gross assets at the end of each calendar quarter may consist of securities of one or more TRSs. A significant portion of our activities are conducted through our TRSs, and we expect that such TRSs will, at times, hold significant assets.

We have elected, together with certain of our subsidiaries, for each such entity to be treated as a TRS, and we may make TRS elections with respect to certain other entities we may form in the future (collectively referred to herein as "our TRSs"). While we intend to manage our affairs so as to satisfy the TRS limitation, there can be no assurance that we will be able to do so in all market circumstances.

In order to satisfy the TRS limitation, we have been required to and may in the future be required to acquire assets that we otherwise would not acquire, liquidate or restructure assets that we hold through our TRSs, or otherwise engage in transactions that we would not otherwise undertake absent the requirements for REIT qualifications. Each of these actions could reduce the distributions available to our stockholders. In addition, we and our subsidiary REIT have made loans to our TRSs that meet the requirements to be treated as qualifying investments of new capital, which is generally treated as a real estate asset under the Code. Because such loans are treated as real estate assets for purposes of the REIT requirements, we do not treat these loans as TRS securities for purposes of the TRS asset limitation, which is consistent with private rulings issued by the IRS. However, no assurance can be provided that the IRS may not successfully assert that such loans should be treated as securities of our TRSs or our subsidiary REIT's TRSs, which could adversely impact our qualification as a REIT. In addition, our TRSs have obtained financing in transactions in which we and our other subsidiaries have provided guaranties and similar credit support. Although we believe that these financings are properly treated as financings of our TRSs for U.S. federal income tax purposes, no assurance can be provided that the IRS would not assert that such financings should be treated as issued by other entities in our structure, which could impact our compliance with the TRS limitation and the other REIT requirements. Moreover, no assurance can be provided that we will be able to successfully manage our asset composition in a manner that causes us to satisfy the TRS limitation each quarter, and our failure to satisfy this limitation could result in our failure to qualify as a REIT.

Any distributions we receive from our TRSs are classified as dividend income to the extent of the earnings and profits of the distributing corporation. Any of our TRSs may from time to time need to make such distributions in order to keep the value of our TRSs below 20% of our total assets. However, TRS dividends will generally not constitute qualifying income for purposes of one of the tests we must satisfy to qualify as a REIT, namely, that at least 75% of our gross income must in each taxable year generally be from real estate assets. While we will continue to monitor our compliance with both this gross income test and the limitation on the percentage of our assets represented by securities of our TRSs, and intend to conduct our affairs so as to comply with both, the two may at times be in conflict with one another. As an example, it is possible that we may wish to distribute a dividend from a TRS in order to reduce the value of our TRSs below the required threshold of our assets, but be unable to do so without violating the requirement that 75% of our gross income in the taxable year be derived from real estate assets. Although there are other measures we can take in such circumstances in order to remain in compliance, there can be no assurance that we will be able to comply with both of these tests in all market conditions.

Complying with REIT requirements may force us to liquidate or forego otherwise attractive investments, which could reduce returns on our assets and adversely affect returns to our stockholders.

To qualify as a REIT, we must generally ensure that at least 75% of our gross income for each taxable year, excluding certain amounts, is derived from certain real property-related sources, and at least 95% of our gross income for each taxable year, excluding certain amounts, is derived from certain real property-related sources and passive income such as dividends and interest. In addition, we generally must ensure that at the end of each calendar quarter at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans. The remainder of our investment in securities (other than government securities and qualifying real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.

In addition, in general, no more than 5% of the value of our assets (other than government securities and qualifying real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total assets can be represented by stock and securities of one or more TRSs and no more than 25% of the value of our assets may consist of "nonqualified publicly offered REIT debt instruments." If we fail to comply with these requirements at the end of any quarter, we must correct the failure within 30 days after the end of such calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments from our portfolio. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. In addition, if we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT. The REIT requirements described above may also restrict our ability to sell REIT-qualifying assets, including asset sales made in connection with a disposition of certain segments of our business or in connection with a liquidation of us, without adversely impacting our qualifications as a REIT. Furthermore, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT.

In addition, certain assets that we hold or intend to hold, including unsecured loans, loans secured by both real property and personal property where the fair market value of the personal property exceeds 15% of the total fair market value of all of the property securing the loan, and interests in ABS secured by assets other than real property or mortgages on real property or on interests in real property, are not qualified and will not be qualified real estate assets for purposes of the asset tests. Accordingly, our ability to invest in such assets will be limited, and our investment in such assets could cause us to fail to qualify as a REIT if our holdings in such assets do not satisfy such limitations.

Distributions from us or gain on the sale of our common stock may be treated as unrelated business taxable income, or "UBTI", to U.S. tax-exempt holders of common stock.

If (i) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (ii) a tax-exempt U.S. person has incurred debt to purchase or hold our common stock, (iii) we purchase real estate mortgage investment conduit ("REMIC") residual interests that generate "excess inclusion income," or (iv) we are a "pension held REIT," then a portion of the distributions with respect to our common stock and, in the case of a U.S. person described in clause (ii), gains realized on the sale of such common stock by such U.S. person, may be subject to U.S. federal income tax as UBTI under the Code. We have engaged in certain securitization transactions that are treated as taxable mortgage pools for U.S. federal income tax purposes. Although we believe that such transactions are structured in a manner so that they should not cause any portion of the distributions in our shares to be treated as excess inclusion income, no assurance can be provided that the IRS would not assert a contrary position.

The REIT distribution requirements could adversely affect our ability to execute our business plan and may require us to incur debt, sell assets or take other actions to make such distributions.

To qualify as a REIT, we must distribute to our stockholders each calendar year dividends equal to at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. Our current policy is to pay distributions which will allow us to satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income tax on our undistributed income.

Our taxable income may substantially exceed our net income as determined under U.S. GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, it is likely that we will acquire assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets. Under tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"), which was signed into law on December 22, 2017, we generally will be required to recognize certain amounts in income no later than the time such amounts are reflected on our financial statements. The application of this rule may require the accrual of income earlier than would be the case under the otherwise applicable tax rules. Although the precise application of this rule is not entirely clear, final regulations generally exclude, among other items, OID and market discount income from the applicability of this rule.

Also, in certain circumstances our ability to deduct interest expenses for U.S. federal income tax purposes may be limited. We may also acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower, with gain recognized by us to the extent that the principal amount of the modified debt exceeds our cost of purchasing it prior to modification. Finally, we may be required under the terms of the indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect that we will recognize income but will not have a corresponding amount of cash available for distribution to our stockholders.

As a result of the foregoing, we may generate less cash flow than taxable income in a particular year and find it difficult or impossible to meet the REIT distribution requirements in certain circumstances. In such circumstances, we may be required to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be used for future investment or used to repay debt, or (iv) make a taxable distribution of shares of common stock as part of a distribution in which stockholders may elect to receive shares of common stock or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with the REIT distribution requirements. Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

We may be required to report taxable income with respect to certain of our investments in excess of the economic income we ultimately realize from them.

We may acquire mortgage loans or other debt instruments in the secondary market for less than their face amount. The discount at which such securities are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes. Market discount generally accrues on the basis of the constant yield to maturity of the debt instrument based generally on the assumption that all future payments on the debt instrument will be made. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made. In particular, payments on mortgage loans are ordinarily made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on a debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deduction in a subsequent taxable year. In addition, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under applicable Treasury Regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, even if the value of the debt or the payment expectations have not changed.

In the event that any mortgage loans or other debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event a borrower with respect to a particular debt instrument acquired by us encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. While we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the loss would likely be treated as a capital loss, and the utility of that loss would therefore depend on our having capital gain in that later year or thereafter.

We may hold excess MSRs, which means the portion of an MSR that exceeds the arm's-length fee for services performed by the mortgage servicer. Based on IRS guidance concerning the classification of MSRs, we intend to treat any excess MSRs we acquire as ownership interests in the interest payments made on the underlying mortgage loans, akin to an "interest only" strip. Under this treatment, for purposes of determining the amount and timing of taxable income, each excess MSR is treated as a bond that was issued with OID on the date we acquired such excess MSR. In general, we will be required to accrue OID based on the constant yield to maturity of each excess MSR, and to treat such OID as taxable income in accordance with the applicable U.S. federal income tax rules. The constant yield of an excess MSR will be determined, and we will be taxed, based on a prepayment assumption regarding future payments due on the mortgage loans underlying the excess MSR. If the mortgage loans underlying an excess MSR prepay at a rate different than that under the prepayment assumption, our recognition of OID will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an excess MSR that exceeds the amount of cash collected in respect of that excess MSR. Furthermore, it is possible that, over the life of the investment in an excess MSR, the total amount we pay for, and accrue with respect to, the excess MSR may exceed the total amount we collect on such excess MSR. No assurance can be given that we will be entitled to a deduction for such excess, meaning that we may be required to recognize phantom income over the life of an excess MSR.

The interest apportionment rules may affect our ability to comply with the REIT asset and gross income tests.

The interest apportionment rules under Treasury Regulation Section 1.856-5(c) provide that, if a mortgage is secured by both real property and other property, a REIT is required to apportion its annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when the REIT commits to acquire the loan, and the denominator of which is the highest "principal amount" of the loan during the year. If a mortgage is secured by both real property and personal property and the value of the personal property does not exceed 15% of the aggregate value of the property securing the mortgage, the mortgage is treated as secured solely by real property for this purpose. IRS Revenue Procedure 2014-51 interprets the "principal amount" of the loan to be the face amount of the loan, despite the Code's requirement that taxpayers treat any market discount, which is the difference between the purchase price of the loan and its face amount, for all purposes (other than certain withholding and information reporting purposes) as interest rather than principal.

To the extent the face amount of any loan that we hold that is secured by both real property and other property exceeds the value of the real property securing such loan, the interest apportionment rules described above may apply to certain of our loan assets unless the loan is secured solely by real property and personal property and the value of the personal property does not exceed 15% of the value of the property securing the loan. Thus, depending upon the value of the real property securing our mortgage loans and their face amount, and the other sources of our gross income generally, we may fail to meet the 75% gross income test. In addition, although we will endeavor to accurately determine the values of the real property securing our loans at the time we acquire or commit to acquire such loans, such values may not be susceptible to a precise determination and will be determined based on the information available to us at such time. If the IRS were to successfully challenge our valuations of such assets and such revaluations resulted in a higher portion of our interest income being apportioned to property other than real property, we could fail to meet the 75% gross income test. If we do not meet this test, we could potentially lose our REIT qualification or be required to pay a penalty tax to the IRS.

In addition, the Code provides that a regular or a residual interest in a REMIC is generally treated as a real estate asset for the purposes of the REIT asset tests, and any amount includible in our gross income with respect to such an interest is generally treated as interest on an obligation secured by a mortgage on real property for the purposes of the gross income tests. If, however, less than 95% of the assets of a REMIC in which we hold an interest consists of real estate assets (determined as if we held such assets), we will be treated as holding our proportionate share of the assets of the REMIC for the purpose of the asset tests and receiving directly our proportionate share of the income of the REMIC for the purpose of determining the amount of income from the REMIC that is treated as interest on an obligation secured by a mortgage on real property. In connection with the expanded HARP program, the IRS issued guidance providing that, among other things, if a REIT holds a regular interest in an "eligible REMIC," or a residual interest in an "eligible REMIC" that informs the REIT that at least 80% of the REMIC's assets constitute real estate assets, then (i) the REIT may treat 80% of the value of the interest in the REMIC as a real estate asset for the purpose of the REIT asset tests and (ii) the REIT may treat 80% of the gross income received with respect to the interest in the REMIC as interest on an obligation secured by a mortgage on real property for the purpose of the 75% gross income test. For this purpose, a REMIC is an "eligible REMIC" if (i) the REMIC has received a guarantee from Fannie Mae or Freddie Mac that will allow the REMIC to make any principal and interest payments on its regular and residual interests and (ii) all of the REMIC's mortgages and pass-through certificates are secured by interests in single-family dwellings. If we were to acquire an interest in an eligible REMIC less than 95% of the assets of which constitute real estate assets, the IRS guidance described above may generally allow us to treat 80% of our interest in such a REMIC as a qualifying real estate asset for the purpose of the asset tests and 80% of the gross income derived from the interest as qualifying income for the purpose of the 75% gross income test. Although the portion of the income from such a REMIC interest that does not qualify for the 75% gross income test would likely be qualifying income for the purpose of the 95% gross income test, the remaining 20% of the REMIC interest generally would not qualify as a real estate asset, which could adversely affect our ability to satisfy the REIT asset tests. Accordingly, owning such a REMIC interest could adversely affect our ability to qualify as a REIT.

Our ownership of and relationship with any TRS which we may form or acquire will be limited, and a failure to comply with the limits would jeopardize our REIT qualification and our transactions with our TRSs may result in the application of a 100% excise tax if such transactions are not conducted on arm's-length terms.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of stock and securities of one or more TRSs. A domestic TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

We have elected and will elect to treat certain subsidiaries as TRSs. Any such TRS and any other domestic TRS that we may form would therefore be required to pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income would be available for distribution to us but would not be required to be distributed to us by such TRS. We anticipate that the aggregate value of the TRS stock and securities owned by us will be less than 20% of the value of our total assets (including the TRS stock and securities). Furthermore, we will monitor the value of our investments in our TRSs to ensure compliance with the rule that no more than 20% of the value of our assets may consist of TRS stock and securities (which is applied at the end of each calendar quarter). In addition, we will scrutinize all of our transactions with TRSs to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the TRS limitations or to avoid application of the 100% excise tax discussed above.

The ownership limits that apply to REITs, as prescribed by the Code and by our charter, may inhibit market activity in shares of our common stock and restrict our business combination opportunities.

In order for us to qualify as a REIT, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after the first year for which we elect to qualify as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year or during a proportionate part of a taxable year of less than twelve months (other than the first taxable year for which we elect to be taxed as a REIT). Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary or appropriate to preserve our qualification as a REIT. Our charter also provides that, unless exempted by our Board, no person may own more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock, or 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of all classes and series of our capital stock. Our Board may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limits or establish a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder's ownership in excess of the ownership limits would not result in us being "closely held" under Section 856(h) of the Code or otherwise failing to qualify as a REIT. These ownership limits could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Certain financing activities may subject us to U.S. federal income tax and increase the tax liability of our stockholders.

We may enter into transactions that could result in us, the operating partnership or a portion of the operating partnership's assets being treated as a "taxable mortgage pool" for U.S. federal income tax purposes. Specifically, we may securitize residential or commercial real estate loans that we originate or acquire and such securitizations, to the extent structured in a manner other than a REMIC, would likely result in us owning interests in a "taxable mortgage pool". We would be precluded from holding equity interests in such a taxable mortgage pool securitization through the operating partnership. Accordingly, we would likely enter into such transactions through a qualified REIT subsidiary of one or more subsidiary

REITs formed by the operating partnership and will be precluded from selling to outside investors equity interests in such securitizations or from selling any debt securities issued in connection with such securitizations that might be considered equity for U.S. federal income tax purposes. We will be taxed at the highest U.S. federal corporate income tax rate on any "excess inclusion income" arising from a taxable mortgage pool that is allocable to the percentage of our shares held in record name by "disqualified organizations," which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on unrelated business taxable income. To the extent that common stock owned by "disqualified organizations" is held in record name by a broker/dealer or other nominee, the broker/dealer or other nominee would be liable for the U.S. federal corporate income tax on the portion of our excess inclusion income allocable to the common stock held by the broker/dealer or other nominee on behalf of the disqualified organizations. Disqualified organizations may own our stock. Because this tax would be imposed on us, all of our investors, including investors that are not disqualified organizations, will bear a portion of the tax cost associated with the classification of us or a portion of our assets as a taxable mortgage pool. A regulated investment company, or "RIC", or other pass-through entity owning our common stock in record name will be subject to tax at the highest corporate tax rate on any excess inclusion income allocated to their owners that are disqualified organizations. We have engaged in certain securitization transactions that are treated as taxable mortgage pools for U.S. federal income tax purposes. Although we believe that such transactions are structured in a manner so that they should not cause any portion of the distributions in our shares to be treated as excess inclusion income, no assurance can be provided that the IRS would not assert a contrary position.

In addition, if we realize excess inclusion income and allocate it to our stockholders, this income cannot be offset by net operating losses of our stockholders. If the stockholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as unrelated business taxable income under Section 512 of the Code. If the stockholder is a non-U.S. person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the stockholder is a REIT, a Regulated Investment Company, common trust fund or other pass-through entity, our allocable share of its excess inclusion income could be considered excess inclusion income of such entity. Accordingly, such investors should be aware that a portion of our income may be considered excess inclusion income.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, which would be treated as prohibited transactions for U.S. federal income tax purposes.

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (including mortgage loans, but other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business by us or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. We might be subject to this tax if we were to dispose of or securitize loans, directly or through a subsidiary REIT, in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes. We might also be subject to this tax if we were to sell assets in connection with a disposition of certain segments of our business or in connection with a liquidation of us. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to conduct our operations so that any asset that we or a subsidiary REIT owns that could be treated as held for sale to customers in the ordinary course of our business qualifies for certain safe harbor provisions that prevent the application of this prohibited transaction tax. However, no assurance can be provided that such safe harbor provisions will apply. Moreover, as a result of the prohibited transaction tax we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us. In addition, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell, other than property sold through a TRS or property that satisfies the safe harbor described above, will not be treated as property held for sale to customers. As a result, no assurance can be provided that we will not be subject to prohibited transaction tax.

Characterization of our repurchase agreements entered into to finance our investments as sales for tax purposes rather than as secured lending transactions would adversely affect our ability to qualify as a REIT.

We enter into repurchase agreements with counterparties to achieve our desired amount of leverage for the assets in which we invest. Under our repurchase agreements, we generally sell assets to our counterparty to the agreement and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that for U.S. federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT.

The failure of excess MSRs held by us to qualify as real estate assets, or the failure of the income from excess MSRs to qualify as interest from mortgages, could adversely affect our ability to qualify as a REIT.

We may hold excess MSRs. In certain private letter rulings, the IRS ruled that excess MSRs meeting certain requirements would be treated as an interest in mortgages on real property and thus a real estate asset for purposes of the 75% REIT asset test, and interest received by a REIT from such excess MSRs will be considered interest on obligations secured by mortgages on real property for purposes of the 75% gross income test. A private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the IRS may revoke a private letter ruling. Consistent with the analysis adopted by the IRS in such private letter rulings and based on advice of counsel, we intend to treat any excess MSRs that we acquire that meet the requirements provided in the private letter rulings as qualifying assets for purposes of the 75% gross asset test, and we intend to treat income from such excess MSRs as qualifying income for purposes of the 75% and 95% gross income tests. Notwithstanding the IRS's determination in the private letter rulings described above, it is possible that the IRS could successfully assert that any excess MSRs that we acquire do not qualify for purposes of the 75% REIT asset test and income from such MSRs does not qualify for purposes of the 75% and/or 95% gross income tests, which could cause us to be subject to a penalty tax and could adversely impact our ability to qualify as a REIT.

If we were to make a taxable distribution of shares of our stock, stockholders may be required to sell such shares or sell other assets owned by them in order to pay any tax imposed on such distribution.

We may be able to distribute taxable dividends that are payable in shares of our stock. If we were to make such a taxable distribution of shares of our stock, stockholders would be required to include the full amount of such distribution as income. As a result, a stockholder may be required to pay tax with respect to such dividends in excess of cash received. Accordingly, stockholders receiving a distribution of our shares may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. If a stockholder sells the shares it receives as a dividend in order to pay such tax, the sale proceeds may be less than the amount included in income with respect to the dividend. Moreover, in the case of a taxable distribution of shares of our stock with respect to which any withholding tax is imposed on a non-U.S. stockholder, we may have to withhold or dispose of part of the shares in such distribution and use such withheld shares or the proceeds of such disposition to satisfy the withholding tax imposed.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate risks will generally be excluded from gross income for purposes of the 75% and 95% gross income tests if (i) the instrument (A) hedges interest rate risk or foreign currency exposure on liabilities used to carry or acquire real estate assets or (B) hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests, or (C) hedges an instrument described in clause (A) or (B) for a period following the extinguishment of the liability or the disposition of the asset that was previously hedged by the hedged instrument, and (ii) such instrument is properly identified under applicable Treasury Regulations. Any income from other hedges would generally constitute non-qualifying income for purposes of both the 75% and 95% gross income tests. As a result, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS, which could increase the cost of our hedging activities or result in greater risks associated with interest rate or other changes than we would otherwise incur.

Even if we qualify as a REIT, we may face tax liabilities that reduce our cash flow.

Even if we qualify as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of foreclosures, and state or local income, franchise, property and transfer taxes, including mortgage-related taxes. In addition, we intend to hold a significant amount of our assets from time to time in our TRSs each of which pay U.S. federal, state and local income tax on its taxable income, and its after tax net income is available for distribution to us but is not required to be distributed to us by such TRS. In order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, we may hold some of our assets through taxable subsidiary corporations, including domestic TRSs. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to our stockholders. For example, as a result of ReadyCap Holdings' SBA license, ReadyCap Holdings' ability to distribute cash and other assets is subject to significant limitations, and as a result, ReadyCap Holdings is required to hold certain assets that would be qualifying real estate assets for purposes of the REIT asset tests, would generate qualifying income for purposes of the 75% income tests, and would not be subject to corporate taxation if held by our operating partnership. Also, we intend that loans that we originate or buy with an intention of selling in a manner that might expose us to the 100% tax on "prohibited transactions" will be originated or bought by a TRS. Furthermore, loans that are to be modified may be held by a TRS on the date of their modification and for a period of time thereafter. Finally, some or all of the real estate properties that we may from time to time acquire by foreclosure or other procedure will likely be held in one or more TRSs. Since our TRSs do not file consolidated returns with one another, any net losses generated by one such entity will not offset net income generated by any other such entity.

In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Furthermore, if we acquire appreciated assets from a subchapter C corporation in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, and if we subsequently dispose of any such assets during the 5-year period following the acquisition of the assets from the C corporation, we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to us over the basis of such assets on such date, which we refer to as built-in gains. A portion of the assets contributed to our predecessor to the ZAIS Financial merger ("Pre-Merger Sutherland") in connection with the REIT formation transactions and contributed to ZAIS Financial in connection with its formation may be subject to the built-in gains tax. Although we expect that the built-in gains tax liability arising from any such assets should be *de minimis*, there is no assurance that this will be the case.

Our qualification as a REIT and exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given, statements by the issuers of assets that we acquire, or information provided by our shareholders or other third parties, and the inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute REIT real estate assets for purposes of the REIT asset tests and produce income which qualifies under the 75% gross income test. In addition, when purchasing the equity tranche of a securitization, we may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax and the qualification of interests in such securitization as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

In addition, for purposes of the gross income tests, rental income qualifies as rents from real property only to the extent that we do not directly or constructively own, (i) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (ii) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. We monitor the rental income generated by properties owned by us in order to determine if the rent is treated as paid by an entity that is treated as related to us for purposes of these rules. However, the attribution rules that apply for purposes of the above rules are complex. In order to determine whether we are deemed to hold an interest in the tenant under these attribution rules, we are required to rely on information that we obtain from our shareholders and other third parties regarding potential relationships that could cause us to be treated as owning an interest in such tenants. No assurance can be provided that we will have access to all information necessary to make this determination, and as a result no assurance can be provided that the rental income we receive will not be treated as received from related parties under these rules, which could adversely impact our ability to qualify as a REIT.

We may be subject to adverse legislative or regulatory tax changes that could reduce the value of our common stock.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended, possibly with retroactive effect. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective, and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

The tax basis that we use to compute taxable income with respect to certain interests in loans that were held by our operating partnership at the time of the REIT formation transaction could be subject to challenge.

Prior to the REIT formation transactions, our operating partnership had accounted for its interest in certain LMM securitizations as an interest in a single debt instrument for U.S. federal income tax purposes. In connection with the REIT formation transactions, the predecessor to our operating partnership was treated as terminated for U.S. federal income tax purposes, and our operating partnership was treated as a new partnership that acquired the assets of such predecessor for U.S. federal income tax purposes. Beginning with such transactions, our operating partnership has properly accounted for our interests in these securitizations as interests in the underlying loans for U.S. federal income tax purposes. Since we did not have complete information regarding the tax basis of each of the loans held by our operating partnership at the time of the REIT formation transactions, our computation of taxable income with respect to these interests could be subject to adjustment by the IRS. If any such adjustment would be significant in amount, the resulting redetermination of our gross income for U.S. federal income tax purposes could cause us or Pre-Merger Sutherland to fail to satisfy the gross income tests, which could cause us to fail to qualify as a REIT. In addition, if any such adjustment resulted in an increase to our or Pre-Merger Sutherland's REIT taxable income, we could be required to pay a deficiency dividend in order to maintain our REIT qualification.

Potential changes to the U.S. tax laws could adversely impact us.

The U.S. federal income tax laws and regulations governing REITs and their stockholders, as well as the administrative interpretations of those laws and regulations, are constantly under review and may be changed at any time, possibly with retroactive effect. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in our common stock.

The Tax Act significantly changed U.S. federal income tax laws applicable to businesses and their owners, including REITs and their stockholders, and may lessen the relative competitive advantage of operating as a REIT rather than as a C corporation. Further changes to the tax laws are possible. In particular, the federal income taxation of REITs may be modified, possibly with retroactive effect, by legislative, administrative or judicial action at any time.

We cannot assure stockholders that any such changes will not adversely affect the taxation of our stockholders. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. Stockholders are urged to consult with their tax advisors with respect to the impact of these legislative changes on their investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.

There may be tax consequences to any modifications to our hedging transactions and other contracts to replace references to LIBOR.

Many of our interest rate hedge agreements were linked to U.S. dollar LIBOR. We may have had to renegotiate such LIBOR-based instruments to replace references to LIBOR. Under applicable law, certain modifications of terms of LIBOR-based instruments may have tax consequences, including deemed taxable exchanges of the pre-modification instrument for the modified instrument. Finalized Treasury Regulations, effective March 7, 2022, treat certain modifications that would have been taxable events under previous law as non-taxable events. The Treasury Regulations also permit REMICs to make certain modifications without losing REMIC qualification. The Treasury Regulations do not discuss REIT-specific issues of modifications to LIBOR-based instruments. We have attempted to migrate to a post-LIBOR environment without jeopardizing our REIT qualification or suffering other adverse tax consequences but can give no assurances that we were successful.

Risks Related to Our Organization and Structure

Conflicts of interest could arise as a result of our REIT structure.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our Company under Maryland law in connection with their management of our Company. At the same time, we have fiduciary duties, as a general partner, to our operating partnership and to the limited partners under Delaware law in connection with the management of our operating partnership. Our duties as a general partner to our operating partnership and our partners may come into conflict with the duties of our directors and officers.

Certain provisions of Maryland law could inhibit changes in control and prevent our stockholders from realizing a premium over the then-prevailing market price of our common stock.

Certain provisions of the Maryland General Corporation Law ("MGCL") may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

- "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, impose fair price and/or supermajority stockholder voting requirements on these combinations;

- "control share" provisions of the MGCL that provide that a holder of "control shares" of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") has no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and personnel who are also directors; and

- "unsolicited takeover" provisions of the MGCL that permit our Board, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not yet have.

As permitted by the MGCL, our Board has by resolution exempted from the "business combination" provision of the MGCL business combinations (1) between us and our affiliates and (2) between us and any other person, provided that such business combination is first approved by our Board (including a majority of our directors who are not affiliates or associates of such person). Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that these exemptions will not be amended or eliminated at any time in the future.

Our ability to issue additional shares of common and preferred stock may prevent a change in our control.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our Board may, without common stockholder approval, amend our charter to increase or decrease the aggregate number of shares of our stock or the number of shares of stock of any class or series that we have the authority to issue. As a result, our Board may establish a class or series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Our rights and your rights to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

As permitted by Maryland law, our charter eliminates the liability of our directors and officers to us and you for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate our Company, and our bylaws obligate us, to indemnify any present or former director or officer or any individual who, while a director or officer of our Company and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, member, manager, partner or trustee who is, or is threatened to be, made a party to, or witness in, a proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of such service and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our Company in any of the capacities described above and any employee or agent of our Company or a predecessor of our Company.

Our amended and restated bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for some litigation, which could limit the ability of stockholders to obtain a favorable judicial forum for disputes with our Company.

Unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our Company, (ii) any action asserting a claim of breach of any duty owed by any director or officer or other employee of our Company to our Company or to our stockholders, (iii) any action asserting a claim against our Company or any director or officer or other employee of our Company arising pursuant to any provision of the MGCL or our charter or bylaws, or (iv) any action asserting a claim against our Company or any director or officer or other employee of our Company that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit the ability of stockholders of our Company to obtain a judicial forum that they find favorable for disputes with our Company or our directors, officers, employees, if any, or other stockholders.

General Risk Factors

Future offerings of debt or equity securities, which may rank senior to our common stock, may adversely affect the market price of our common stock.

If we decide to issue additional debt securities in the future, which may rank senior to our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in the Company.

We cannot assure our ability to pay distributions in the future.

To maintain our qualification as a REIT and generally not be subject to U.S. federal income tax, we intend to make regular quarterly distributions to holders of our common stock out of legally available funds. Our current policy is to distribute our net taxable income to our stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid corporate income tax. We expect to continue our current distribution practices in the future, but our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this annual report on Form 10-K. All distributions will be made at the discretion of our Board and will depend on our earnings, financial condition, debt covenants, maintenance of our REIT qualification, restrictions on making distributions under Maryland law and other factors as our Board may deem relevant from time to time. We may not be able to make distributions in the future, and our Board may change our distribution policy in the future. We believe that a change in any one of the following factors, among others, could adversely affect our results of operations and impair our ability to pay distributions to our stockholders:

- the profitability of the assets we hold or acquire;

- our ability to make profitable acquisitions;

- margin calls or other expenses that reduce our cash flow;

- defaults in our asset portfolio or decreases in the value of our portfolio; and

- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

We cannot assure you that we will achieve results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions in the future. In addition, some of our distributions may include a return of capital.

Interest rate fluctuations may adversely affect the level of our net income and the value of our assets and common stock.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations present a variety of risks, including the risk of a narrowing of the difference between asset yields and borrowing rates, flattening or inversion of the yield curve and fluctuating prepayment rates, and may adversely affect our income and the value of our assets and common stock.

Changes in accounting rules could occur at any time and could impact us in significantly negative ways that we are unable to predict or protect against.

As has been widely publicized, the SEC, the FASB and other regulatory bodies that establish the accounting rules applicable to us have proposed or enacted a wide array of changes to accounting rules over the last several years. Moreover, in the future these regulators may propose additional changes that we do not currently anticipate. Changes to accounting rules that apply to us could significantly impact our business or our reported financial performance in negative ways that we cannot predict or protect against. We cannot predict whether any changes to current accounting rules will occur or what impact any codified changes will have on our business, results of operations, liquidity or financial condition.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

As a public company, we are required to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we believe that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting as of the required dates. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC or violations of applicable stock exchange listing rules.

There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could materially and adversely affect us by, for example, leading to a decline in our stock price and impairing our ability to raise capital.

Inability to access funding could have a material adverse effect on our results of operations, financial condition and business. We rely on short-term financing and thus are especially exposed to changes in the availability of financing.

We use short-term borrowings, such as our existing credit facilities and repurchase agreements, to fund the acquisition of our assets, pending our completion of longer-term matched funded financings. Our use of short-term financing exposes us to risk where our lenders may respond to market conditions by making it more difficult for us to renew or replace on a continuous basis our maturing borrowings. If we are unable to renew our existing short-term facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under these types of financing, we may have to curtail our asset acquisition and origination activities and/or dispose of assets.

Our ability to fund our target asset originations and acquisitions may be impacted by our ability to secure further such borrowings as well as securitizations, term financings and derivative contracts on acceptable terms. Because repurchase agreements and warehouse facilities are short-term commitments of capital, lenders may respond to market conditions making it more difficult for us to renew or replace on a continuous basis our maturing short-term borrowings. If we are not able to renew our then existing facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under our financing facilities, we may have to curtail our origination and asset acquisition activities and/or dispose of assets.

It is possible that the lenders that will provide us with financing could experience changes in their ability to advance funds to us, independent of our performance or the performance of our portfolio of assets. Further, if many of our potential lenders are unwilling or unable to provide us with financing, we could be forced to sell our assets at an inopportune time when prices are depressed. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us. Our lenders also may revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, based on, among other factors, the regulatory environment and their management of perceived risk, particularly with respect to assignee liability. Moreover, the amount of financing we receive under our short-term borrowing arrangements will be directly related to the lenders' valuation of our target assets that cover the outstanding borrowings.

An increase in our borrowing costs relative to the interest we receive on our leveraged assets may adversely affect our profitability and our cash available for distribution to our stockholders.

As our financings mature, we will be required either to enter into new borrowings or sell certain of our assets. An increase in short-term interest rates at the time that we seek to enter into new borrowings would reduce the spread between the returns on our assets and the cost of our borrowings. This would adversely affect the returns on our assets, which might reduce earnings and, in turn, cash available for distribution to our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We recognize the importance of implementing and maintaining robust cybersecurity measures designed to safeguard the confidentiality, integrity and availability of our data and systems. We seek to prevent or reduce risks by providing a prompt, effective, and skillful response to cybersecurity threats. As a critical component of our overall risk management process, we have adopted a framework that shares existing methodologies, reporting channels and governance processes to identify, assess, manage and report cybersecurity threats on an ongoing basis. This risk management process is led by our Incident Response Team ("IRT"), which is comprised of the Company's Chief Technical Officer, Chief Financial Officer, Chief Executive Officer and Chief Investment Officer, General Counsel, and Head of Infrastructure, who is responsible for assessing and managing cybersecurity risks, subject to the oversight of our Board. In particular, our Head of Infrastructure is an experienced information technology professional with over 20 years of experience in the industry, including oversight of our cybersecurity department. Certain members of the IRT report to our Board on a quarterly basis regarding the external threat environment, steps taken by us to address and mitigate cybersecurity risks as well as updates on our readiness to prevent, detect, respond and recover from a potential cybersecurity incident ("Incident").

In the event of an Incident, the IRT is authorized to take the appropriate steps deemed necessary to identify, assess, contain, mitigate, and resolve the Incident including by (a) maintaining (i) the Company's Incident Response Plan in the event of an Incident, (ii) the Company's Written Information Security Policy which governs information technology security policies, and (iii) the Company's Business Continuity Plan designed to keep all major business systems in operation in the event of an Incident or other disaster (b) regularly monitoring all Company systems and user accounts for any suspected Incidents (c) performing quarterly audits on all Company systems and user accounts (d) and general cybersecurity awareness and data protection training for our employees. In addition, depending on the circumstances of an Incident, we may engage third parties such as insurance carriers, outside legal counsel, forensic investigators, crisis communications or public relations firms, investor relations firms and response vendors and we may coordinate with regulators or law enforcement. We also assess third party risks when determining the selection and oversight of applicable third-party service providers.

Increased cybersecurity risk due to the diversification of our data across external service providers and cyber Incidents may adversely affect our business by causing a disruption to our operations, compromise our confidential information and/or damage to our business relationships, all of which could negatively impact our financial results. As of the date of this Form 10-K, we are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our financial position, results of operations and/or business strategy. While we have not, as of the date of this Form 10-K, experienced a cybersecurity threat or Incident that resulted in a material adverse impact to our business or operations, there can be no guarantee that we will not experience such an Incident in the future where we may be unable to implement effective preventative measures in a timely manner.

Further discussion of the potential impacts on our business from cyber intrusions is provided in "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Item 2. Properties

Our principal executive offices are located at 1251 Avenue of the Americas, 50th Floor, New York, New York 10020, in an office space leased by our Manager as part of our management agreement. We use the office of ReadyCap Lending located at 200 Connell Drive, Suite 4000, Berkeley Heights, New Jersey, 07922 and Knight Capital LLC, located at 110 Southeast 6th Street, Suite 700, Fort Lauderdale, FL 33301 for our Small Business Lending segment. We use the office of ReadyCap Commercial, LLC, located at 1320 Greenway Drive, Suite 560, Irving, Texas, 75038 and the three offices of Red Stone located at 666 Old Country Road, Suite 603, Garden City, New York, 11530, 350 Fifth Avenue, Suite 4830, New York, New York, 10118 and 750 Main Street, Suite 202, Mendota Heights, Minnesota, 55118 for our LMM Commercial Real Estate segment. We do not own any properties and lease the space we utilize for our offices and consider these facilities, which exclude properties related to our discontinued operations, to be adequate for the management and operations of our business.

Item 3. Legal Proceedings

From time to time, the Company may be involved in various claims and legal actions in the ordinary course of business.

On February 24, 2021, Sheila Baker and Merle W. Bundick purported shareholders of Anworth Mortgage Asset Corporation ("Anworth"), filed lawsuits in the California Superior Court, styled Baker v. McAdams, et al., No. 21STCV07569 (the "Baker Action") and Bundick v. McAdams, et al., No. 21STCV07571 (the "Bundick Action"). On March 2, 2021, Benjamin Gigli, a purported shareholder of Anworth, also filed a lawsuit in California Superior Court, styled Gigli v. McAdams, et al., No. 21STCV08413 (the "Gigli Action," and together with the Baker Action and the Bundick Action, the "Anworth Merger Actions"). The Anworth Merger Actions were filed against the former members of Anworth's Board of Directors (the "Anworth Board"). The complaints in the Anworth Merger Actions assert that the Anworth Board breached their fiduciary duties by failing to properly consider acquisition proposals that were purportedly superior to the Anworth Merger, agreeing to purportedly unreasonable deal protections in connection with the Anworth Merger, and authorizing the issuance of the Form 424B3 filed on February 9, 2021, which allegedly contained materially misleading information. The Anworth Merger Actions seek, among other things, rescissory damages and an award of attorneys' and experts' fees. On May 26, 2021, the Anworth Merger Actions were consolidated and restyled In re Anworth Mortgage Asset Corporation Stockholder Litigation, Lead Case No. 21STCV07569. A consolidated amended complaint was filed by Sheila Baker, Merle W. Bundick, and Benjamin Gigli (together, the "Plaintiffs") on June 14, 2021, and the California Superior Court denied Anworth's Demurrer seeking to dismiss the consolidated amended complaint on December 2, 2021. The Anworth Board filed their answer on January 3, 2022.

On December 27, 2022, the parties notified the California Superior Court that they have reached an agreement in principle resolving this action. On June 30, 2023, the California Superior Court entered an Order granting preliminary approval of the settlement, and on November 14, 2023, the California Superior Court entered a final Order approving the settlement.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information
Our common stock is listed for trading on the NYSE under the symbol "RC".

Holders
As of February 27, 2024, we had 895 registered holders of our common stock. The holders of record include Cede & Co., which holds shares as nominee for The Depository Trust Company, which itself holds shares on behalf of the beneficial owners of our common stock. Such information was obtained through our registrar and transfer agent.

Dividends
We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2013. U.S. federal income tax law requires that a REIT distribute annually dividends equal to at least 90% of its REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. Our current policy is to pay distributions, which will allow us to satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income tax on our undistributed income. Although we may borrow funds to make distributions, cash for such distributions is expected to be largely generated from our consolidated statements of income. Dividends are declared and paid at the discretion of our Board and depend on cash available for distribution, financial condition, our ability to maintain our qualification as a REIT, and such other factors that our Board may deem relevant. See Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations," of this annual report on Form 10-K, for information regarding the sources of funds used for dividends and for a discussion of factors, if any, which may adversely affect our ability to pay dividends.

Stockholder Return Performance

On November 1, 2016, we began trading on the NYSE under the ticker symbol "SLD". On September 26, 2018, Sutherland Asset Management Corporation filed Articles of Amendment to its charter (the "Articles of Amendment") with the State Department of Assessments and Taxation of Maryland, to change its name to Ready Capital Corporation (the "Company" or "Ready Capital" and together with its subsidiaries "we", "us" and "our"), a Maryland corporation. In addition, the Company amended and restated its bylaws and the second amended and restated agreement of limited partnership, effective September 26, 2018, each solely the reflect the name change. In connection with the name change, the Company's trading symbol on the New York Stock Exchange changed from "SLD" to "RC" for shares of the Company's common stock.

The following graph is a comparison of the cumulative total stockholder return on our shares of common stock, the Standard & Poor's 500 Index (the "S&P 500 Index") and a Competitor Composite Average, a peer group index from October 31, 2016 to December 31, 2023.



Index	As of the period ended October 31, 2016	2016	2017	2018	2019	2020	2021	2022	2023
RC	100.0	100.4	124.9	125.8	155.3	147.0	206.5	165.3	173.0
S&P 500	100.0	105.3	125.7	117.9	152.0	176.7	224.2	180.6	224.3
Competitor Composite Average	100.0	100.6	115.0	125.3	169.9	160.7	203.5	165.4	204.0

In the table above:

- Total return performance presents our common stock during the two months ended December 31, 2016 and each of the fiscal years ended December 31, 2017 through 2023, reflecting the post-merger prices of our common stock.

- Details shall not be deemed, under the Securities Act or the Exchange Act, to be (i) "soliciting material" or "filed" or (ii) incorporated by reference by any general statement into any filing made by the Company with the SEC, except to the extent that the Company specifically incorporates such stock performance graph and table by reference.

- It is assumed that $100 was invested on October 31, 2016 in shares of common stock of Ready Capital Corporation (previously Sutherland Asset Management Corporation), the S&P 500 Index, and each of the companies' shares of common stock included in the Competitor Composite Average and that all dividends were reinvested without the payment of any commissions. There can be no assurance that the performance of our common stock will continue in line with the same or similar trends depicted.

- The Competitor Composite Average is a measure of the total return performance of mortgage REIT competitors based on actual share prices of the following companies: Blackstone Mortgage Trust Inc. (BXMT), Starwood

Property Trust, Inc. (STWD), Ares Commercial Real Estate Corporation (ACRE), Apollo Commercial Real Estate Finance Inc. (ARI), Arbor Realty Trust, Inc. (ABR), and Ladder Capital Corporation (LADR).

Securities Authorized For Issuance Under Equity Compensation Plans
The information required by this item is set forth under Item 12 of Part III of this annual report on Form 10-K and is incorporated herein by reference.

Purchases of Equity Securities By the Issuer and Affiliated Purchasers

Share Repurchase Program
On March 6, 2018, our Board approved a share repurchase program authorizing, but not obligating, the repurchase of our common stock, and on September 29, 2022, our Board approved an increase to the size of the share repurchase program bringing the total authorized repurchases thereunder to $50.0 million. To facilitate further repurchases, on June 1, 2023, our Board approved a new share repurchase program, replacing the previous program, authorizing, but not obligating, the repurchase of up to $100.0 million of our common stock. Repurchases under the stock repurchase programs may be made at management's discretion from time to time on the open market, in privately negotiated transactions or otherwise, in each case subject to compliance with all Securities and Exchange Commission rules and other legal requirements and may be made in part under one or more Rule 10b5-1 plans, which permit stock repurchases at times when we might otherwise be precluded from doing so. The timing and amount of repurchase transactions will be determined by our management based on its evaluation of market conditions, share price, legal requirements and other factors.

The table below presents purchases of our common stock during the quarter.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Shares (or Approximate Dollar Value) That May Yet Be Purchased Under the Program
October	339	$ 9.90	—	$ 81,953,841
November	3,208	9.87	—	81,953,841
December	72,014	10.25	—	81,953,841
Total	**75,561** [1]	**$ 10.23** [2]	—	**$ 81,953,841**

(1) Total shares purchased includes shares of common stock owned by certain of our employees which have been surrendered by them to satisfy their tax and other compensation related withholdings associated with the vesting of restricted stock units and other equity awards.
(2) The price paid per share is based on the price of our common stock as of the date of the withholding.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide a reader of our consolidated financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. Our MD&A is presented in five main sections:

- Overview
- Results of Operations
- Liquidity and Capital Resources
- Contractual Obligations and Off-Balance Sheet Arrangements
- Critical Accounting Estimates

The following discussion should be read in conjunction with our consolidated financial statements and accompanying Notes included in Item 8, "Financial Statements and Supplementary Data," of this annual report on Form 10-K. The discussion and analysis of our financial condition and results of operations is for the year ended December 31, 2023 compared with the year ended December 31, 2022. Discussions of our financial condition and results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021 that have been omitted under this item can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on February 28, 2023.

In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. See "Forward-Looking Statements" and "Critical Accounting Estimates" in this annual report on Form 10-K for certain other factors that may cause actual results to differ, materially, from those anticipated in the forward-looking statements included in this annual report on Form 10-K. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed in Part, 1. Item 1A, "Risk Factors" in this annual report on Form 10-K.

Overview

Our Business

We are a multi-strategy real estate finance company that originates, acquires, finances, and services LMM loans, SBA loans, construction loans and, to a lesser extent, MBS collateralized primarily by LMM loans, or other real estate-related investments. Our loans generally range in original principal amounts up to $40 million and are used by businesses to purchase real estate used in their operations or by investors seeking to acquire multi-family, office, retail, mixed use or warehouse properties. Our objective is to provide attractive risk-adjusted returns to our stockholders primarily through dividends, as well as through capital appreciation. In order to achieve this objective, we continue to grow our investment portfolio and believe that the breadth of our full-service real estate finance platform will allow us to adapt to market conditions and deploy capital in our asset classes and segments with the most attractive risk-adjusted returns.

During 2023, our Residential Mortgage Banking segment met the criteria to be classified as held for sale and presented as a discontinued operation. For all periods presented, the operating results for these operations have been removed from continuing operations. The MD&A has been adjusted to exclude discontinued operations unless otherwise noted. We report our activities in the following two operating segments:

- ***LMM Commercial Real Estate***. We originate LMM loans across the full life-cycle of an LMM property including construction, bridge, stabilized and agency loan origination channels through our wholly-owned subsidiary, ReadyCap Commercial. These originated loans are generally held-for-investment or placed into securitization structures. As part of this segment, we originate and service multi-family loan products under the Freddie Mac SBL program. These originated loans are held for sale, and subsequently sold to Freddie Mac. We provide construction and permanent financing for the preservation and construction of affordable housing, primarily utilizing tax-exempt bonds through Red Stone, a wholly owned subsidiary. In addition, we acquire LMM loans as part of our business strategy. We hold performing LMM loans to term and seek to maximize the value of the non-performing LMM loans acquired by us through borrower-based resolution strategies. We typically acquire non-performing loans at a discount to their unpaid principal balance when we believe that resolution of the loans will provide attractive risk-adjusted returns.

- *Small Business Lending*. We acquire, originate and service owner-occupied loans guaranteed by the SBA under the SBA Section 7(a) Program through our wholly-owned subsidiary, ReadyCap Lending. We hold an SBA license as one of only 17 non-bank SBLCs and have been granted preferred lender status by the SBA. These originated loans are either held-for-investment, placed into securitization structures or sold. We also acquire purchased future receivables through Knight Capital, which is a technology-driven platform that provides working capital to small and medium sized businesses across the U.S.

We are organized and conduct our operations to qualify as a REIT under the Code. To qualify as a REIT, we are required to annually distribute substantially all of our net taxable income, excluding capital gain, to stockholders. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be required to pay regular U.S. federal corporate income tax on the undistributed amount. We are organized in a traditional UpREIT format pursuant to which we serve as the general partner of, and conduct substantially all of our business through, our operating partnership. We also intend to operate our business in a manner that will permit us to be excluded from registration as an investment company under the 1940 Act.

Acquisitions

Broadmark. On May 31, 2023, the Company, Broadmark Realty Capital Inc., a Maryland corporation ("Broadmark"), and RCC Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Ready Capital ("RCC Merger Sub"), completed a merger (such transaction, the "Broadmark Merger") in which Broadmark merged with and into RCC Merger Sub, with RCC Merger Sub remaining as a wholly owned subsidiary of the Company. As a result of the Broadmark Merger, the number of directors on the Company's board of directors (the "Board") increased by three members, from nine to twelve, with the three additional directors each having served on the board of directors of Broadmark immediately prior to the effective time of the Broadmark Merger. The Broadmark Merger further diversified our business by expanding on our residential and commercial construction lending platforms. Refer to Notes 1 and 5, included in Part II, Item 8, "Financial Statements and Supplementary Data," of this annual report on Form 10-K, for more information about the Broadmark Merger and the assets acquired and liabilities assumed as a result of the Broadmark Merger.

Mosaic. On March 16, 2022, pursuant to the terms of that certain Merger Agreement, dated as of November 3, 2021, as amended on February 7, 2022, the Company acquired, in a series of mergers (collectively, the "Mosaic Mergers"), a group of privately held, real estate structured finance opportunities funds, with a focus on construction lending (collectively, the "Mosaic Funds"), managed by MREC Management, LLC ("the "Mosaic Manager"). The acquisition further expanded the Company's investment portfolio and origination platform to include a diverse portfolio of construction assets with attractive portfolio yields. Refer to Notes 1 and 5, included in Part II, Item 8, "Financial Statements and Supplementary Data," of this annual report on Form 10-K, for more information about the Mosaic Mergers and assets acquired and liabilities assumed in the Mosaic Mergers.

For additional information on our business, refer to Part I, Item 1, "Business" in this Annual Report on Form 10-K.

Factors Impacting Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the level of interest income from our assets, the market value of our assets and the supply of, and demand for, LMM loans, SBA loans, construction loans, MBS and other assets we may acquire in the future, demand for housing, population trends, construction costs, the availability of alternative real estate financing from other lenders and the financing and other costs associated with our business. These factors may have an impact on our ability to originate new loans or the performance of our existing loan portfolio. Our net investment income, which includes the amortization of purchase premiums and accretion of purchase discounts, varies primarily as a result of changes in market interest rates, the rate at which our distressed assets are liquidated and the prepayment speed of our performing assets. Interest rates and prepayment speeds vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty. Our operating results may also be impacted by our available borrowing capacity, conditions in the financial markets, credit losses in excess of initial estimates or unanticipated credit events experienced by borrowers whose loans are held directly by us or are included in our MBS. Difficult market conditions as well as inflation, energy costs, geopolitical issues, health epidemics and outbreaks of contagious diseases, such as the outbreak of COVID-19 and the emergence and severity of variants, unemployment and the availability and cost of credit are factors which could also impact our operating results.

Changes in Market Interest Rates. We own and expect to acquire or originate fixed rate mortgages and floating rate mortgages with maturities ranging from two to 30 years. Our loans typically have amortization periods of 15 to 30 years or balloon payments due in two to 10 years. Fixed rate mortgage loans bear interest that is fixed for the term of the loan and we typically utilize derivative financial and hedging instruments in an effort to hedge the interest rate risk associated with such fixed rate mortgages. As of December 31, 2023, 72% of fixed rate loans are match funded in securitization. Floating rate mortgage loans generally have an adjustable interest rate equal to the sum of a fixed spread plus an index rate, such as the Secured Overnight Financing Rate ("SOFR"), which typically resets monthly. As of December 31, 2023, approximately 81% of the loans in our portfolio were floating rate mortgages, and 19% were fixed rate mortgages, based on UPB.

With respect to our business operations, increases in interest rates may generally over time cause the interest expense associated with our variable-rate borrowings to increase, the value of fixed-rate loans, MBS and other real estate-related assets to decline, coupons on variable-rate loans and MBS to reset to higher interest rates, and prepayments on loans and MBS to slowdown. Conversely, decreases in interest rates generally tend to have the opposite effect.

Non-performing loans are not as interest rate sensitive as performing loans, as earnings on non-performing loans are often generated from restructuring the assets through loss mitigation strategies and opportunistically disposing of them. Because non-performing loans are short-term assets, the discount rates used for valuation are based on short-term market interest rates, which may not move in tandem with long-term market interest rates.

Changes in Fair Value of Our Assets. Certain originated loans, MBS, and servicing rights are carried at fair value, while future assets may also be carried at fair value. Accordingly, changes in the fair value of our assets may impact the results of our operations in the period such changes occur. The expectation of changes in real estate prices is a key determinant for the value of loans and ABS.

Prepayment Speeds. Prepayment speeds on loans vary according to interest rates, the type of investment, conditions in the financial markets, competition, foreclosures and other factors that cannot be predicted with any certainty. In general, when interest rates rise, it is relatively less attractive for borrowers to refinance their mortgage loans and, as a result, prepayment speeds tend to decrease. This can extend the period over which we earn interest income and servicing fee income. When interest rates fall, prepayment speeds increase on loans, thereby decreasing the period over which we earn interest income or servicing fee income. Additionally, other factors such as the credit rating of the borrower, the rate of property value appreciation or depreciation, financial market conditions, foreclosures and lender competition, none of which can be predicted with any certainty, may affect prepayment speeds on loans.

Credit Spreads. Our investment portfolio may be subject to changes in credit spreads. Credit spreads measure the yield demanded on loans and securities by the market based on their credit relative to a specific benchmark and is a measure of the perceived risk of the investment. Fixed rate loans and securities are valued based on a market credit spread over the rate payable on fixed rate swaps or fixed rate U.S. Treasuries of similar maturity. Floating rate securities are typically valued based on a market credit spread over SOFR (or another floating rate index) and are affected similarly by changes in SOFR spreads. Excessive supply of these loans and securities, or reduced demand, may cause the market to require a higher yield on these securities, resulting in the use of a higher, or "wider," spread over the benchmark rate to value such assets. Under such conditions, the value of our portfolios would tend to decline. Conversely, if the spread used to value such assets were to decrease, or "tighten," the value of our loans and securities would tend to increase. Such changes in the market value of these assets may affect our net equity, net income or cash flow directly through their impact on unrealized gains or losses.

The spread between the yield on our assets and our funding costs is an important factor in the performance of this aspect of our business. Wider spreads imply greater income on new asset purchases but may have a negative impact on our stated book value. Wider spreads generally negatively impact asset prices. In an environment where spreads are widening, counterparties may require additional collateral to secure borrowings which may require us to reduce leverage by selling assets. Conversely, tighter spreads imply lower income on new asset purchases but may have a positive impact on our stated book value. Tighter spreads generally have a positive impact on asset prices. In this case, we may be able to reduce the amount of collateral required to secure borrowings.

Loan and ABS Extension Risk. The Company estimates the projected weighted-average life of our investments based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgages and/or the speed at which we are able to liquidate an asset. If the timeline to resolve non-performing assets extends, this could have a negative impact on our results of operations, as carrying costs may therefore be higher than initially anticipated. This situation may also cause the fair market value of our investment to decline if real estate values decline over the extended period. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

Credit Risk. We are subject to credit risk in connection with our investments in loans and ABS and other target assets we may acquire in the future. Increases in defaults and delinquencies will adversely impact our operating results, while declines in rates of default and delinquencies will improve our operating results from this aspect of our business. Default rates are influenced by a wide variety of factors, including, property performance, property management, supply and demand factors, construction trends, consumer behavior, regional economics, interest rates, the strength of the United States economy and other factors beyond our control. All loans are subject to the possibility of default. We seek to mitigate this inherent risk by seeking to acquire assets at appropriate prices given anticipated and unanticipated losses and by deploying a value-driven approach to underwriting and diligence, consistent with our historical investment strategy, with a focus on projected cash flows and potential risks to cash flow. We further mitigate our risk of potential losses while managing and servicing our loans by performing various workout and loss mitigation strategies with delinquent borrowers. Nevertheless, unanticipated credit losses could occur which could adversely impact operating results.

Current market conditions. The fourth quarter was generally characterized by persisting macroeconomic concerns including continued market volatility, inflationary pressures, slowed economic growth, elevated interest rates, and increased geopolitical tensions. In addition, the ongoing impact of COVID-19 on us and our borrowers will largely depend on future developments beyond our control. Although the full impact of these changes remains uncertain and difficult to predict, concerns and uncertainties about the economic outlook may adversely impact our financial condition, results of operations and cash flows.

Results of Operations

Key Financial Measures and Indicators

As a real estate finance company, we believe the key financial measures and indicators for our business are earnings per share, dividends declared per share, distributable earnings, return on equity, and net book value per share. As further described below, distributable earnings is a measure that is not prepared in accordance with GAAP. We use distributable earnings to evaluate our performance and determine dividends, excluding the effects of certain transactions and GAAP adjustments that we believe are not necessarily indicative of our current loan activity and operations. See "—Non-GAAP Financial Measures" below for a reconciliation of net income to distributable earnings.

The table below sets forth certain information on our operating results.

($ in thousands, except share data)	Three Months Ended December 31, 2023		Year Ended December 31, 2023		2022	
Net Income from continuing operations	$	24,574	$	351,245	$	159,551
Earnings per common share from continuing operations - basic	$	0.12	$	2.27	$	1.32
Earnings per common share from continuing operations - diluted	$	0.12	$	2.24	$	1.28
Distributable earnings	$	48,524	$	190,120	$	218,732
Distributable earnings per common share - basic	$	0.26	$	1.18	$	1.87
Distributable earnings per common share - diluted	$	0.26	$	1.17	$	1.79
Dividends declared per common share	$	0.30	$	1.46	$	1.66
Dividend yield		11.7 %		13.5 %		12.3 %
Return on equity from continuing operations		3.7 %		17.2 %		10.1 %
Distributable return on equity		7.5 %		8.6 %		12.8 %
Book value per common share	$	14.10	$	14.10	$	15.20
Adjusted net book value per common share	$	14.10	$	14.10	$	15.20

In the table above,
- Dividend yield is based on the respective period end closing share price.
- Adjusted net book value per common share excludes the equity component of our 2017 convertible note issuance.

Our Loan Pipeline

We have a large and active pipeline of potential acquisition and origination opportunities that are in various stages of our investment process. We refer to assets as being part of our acquisition or origination pipeline if (i) an asset or portfolio opportunity has been presented to us and we have determined, after a preliminary analysis, that the assets fit within our investment strategy and exhibit the appropriate risk/reward characteristics (ii) in the case of acquired loans, we have executed a non-disclosure agreement ("NDA") or an exclusivity agreement and commenced the due diligence process or we have executed more definitive documentation, such as a letter of intent ("LOI"); and (iii) in the case of originated loans, we have issued an LOI, and the borrower has paid a deposit.

We operate in a competitive market for investment opportunities and competition may limit our ability to originate or acquire the potential investments in the pipeline. The consummation of any of the potential loans in the pipeline depends upon, among other things, one or more of the following: available capital and liquidity, our Manager's allocation policy, satisfactory completion of our due diligence investigation and investment process, approval of our Manager's Investment Committee, market conditions, our agreement with the seller on the terms and structure of such potential loan, and the execution and delivery of satisfactory transaction documentation. Historically, we have acquired less than a majority of the assets in our pipeline at any one time and there can be no assurance the assets currently in our pipeline will be acquired or originated by us in the future.

The table below presents information on our investment portfolio originations and acquisitions (based on fully committed amounts).

(in thousands)	Three Months Ended December 31, 2023		Year Ended December 31, 2023		2022	
Loan originations:						
LMM loans	$	296,850	$	1,683,363	$	4,520,385
SBA loans		152,172		493,949		499,599
Total loan originations	**$**	**449,022**	**$**	**2,177,312**	**$**	**5,019,984**
Total loan acquisitions	**$**	**—**	**$**	**—**	**$**	**659,636**
Total loan investment activity	**$**	**449,022**	**$**	**2,177,312**	**$**	**5,679,620**

The table below presents information on our acquisition and origination pipeline opportunities (based on fully committed amounts).

(in thousands)		Current Pipeline
Loan originations:		
LMM loans	$	450,787
SBA loans		291,109
Total loan originations	**$**	**741,896**
Total loan acquisitions	**$**	**—**
Total loan investment pipeline[1]	**$**	**741,896**

(1) Includes 2024 fundings

Balance Sheet Analysis and Metrics

(in thousands)	December 31, 2023	December 31, 2022	$ Change	% Change
Assets				
Cash and cash equivalents	$ 138,532	$ 147,399	$ (8,867)	(6.0)%
Restricted cash	30,063	48,146	(18,083)	(37.6)
Loans, net (including $9,348 and $9,786 held at fair value)	4,020,160	3,571,799	448,361	12.6
Loans, held for sale, at fair value	81,599	123,735	(42,136)	(34.1)
Paycheck Protection Program loans (including $165 and $576 held at fair value)	34,597	186,985	(152,388)	(81.5)
Mortgage-backed securities	27,436	32,041	(4,605)	(14.4)
Investment in unconsolidated joint ventures (including $7,360 and $8,094 held at fair value)	133,321	118,641	14,680	12.4
Derivative instruments	2,404	12,532	(10,128)	(80.8)
Servicing rights	102,837	87,117	15,720	18.0
Real estate owned, held for sale	252,949	117,098	135,851	116.0
Other assets	265,578	183,533	82,045	44.7
Assets of consolidated VIEs	6,897,145	6,552,760	344,385	5.3
Assets held for sale	454,596	439,191	15,405	3.5
Total Assets	**$ 12,441,217**	**$ 11,620,977**	**$ 820,240**	**7.1 %**
Liabilities				
Secured borrowings	2,102,075	2,663,735	(561,660)	(21.1)
Paycheck Protection Program Liquidity Facility (PPPLF) borrowings	36,036	201,011	(164,975)	(82.1)
Securitized debt obligations of consolidated VIEs, net	5,068,453	4,903,350	165,103	3.4
Convertible notes, net	—	114,397	(114,397)	(100.0)
Senior secured notes, net	345,127	343,355	1,772	0.5
Corporate debt, net	764,908	662,665	102,243	15.4
Guaranteed loan financing	844,540	264,889	579,651	218.8
Contingent consideration	7,628	28,500	(20,872)	(73.2)
Derivative instruments	212	1,319	(1,107)	(83.9)
Dividends payable	54,289	47,177	7,112	15.1
Loan participations sold	62,944	54,641	8,303	15.2
Due to third parties	3,641	11,805	(8,164)	(69.2)
Accounts payable and other accrued liabilities	171,445	153,614	17,831	11.6
Liabilities held for sale	333,157	271,924	61,233	22.5
Total Liabilities	**$ 9,794,455**	**$ 9,722,382**	**$ 72,073**	**0.7 %**
Preferred stock Series C, liquidation preference $25.00 per share	8,361	8,361	—	—
Commitments & contingencies				
Stockholders' Equity				
Preferred stock Series E liquidation preference $25.00 per share	111,378	111,378	—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized, 172,276,105 and 110,523,641 shares issued and outstanding, respectively	17	11	6	54.5
Additional paid-in capital	2,321,989	1,684,074	637,915	37.9
Retained earnings	124,413	4,994	119,419	2,391.2
Accumulated other comprehensive loss	(17,860)	(9,369)	(8,491)	(90.6)
Total Ready Capital Corporation equity	2,539,937	1,791,088	748,849	41.8
Non-controlling interests	98,464	99,146	(682)	(0.7)
Total Stockholders' Equity	**$ 2,638,401**	**$ 1,890,234**	**$ 748,167**	**39.6 %**
Total Liabilities, Redeemable Preferred Stock, and Stockholders' Equity	**$ 12,441,217**	**$ 11,620,977**	**$ 820,240**	**7.1 %**

As of December 31, 2023, total assets in our consolidated balance sheet were $12.4 billion, an increase of $820 million from December 31, 2022, primarily reflecting an increase in Loans, net and Assets of consolidated VIEs, partially offset by a decrease in PPP loans. Loans, net increased $448 million, primarily due to the closing of the Broadmark Merger, partially offset by the closing of RCMF 2023-FL11, RCMF 2023-FL12 and RCLT 2023-3, paydowns and sales. Assets of consolidated VIEs increased $344 million, due to the closing of RCMF 2023-FL11, RCMF 2023-FL12 and RCLT 2023-3, partially offset by paydowns including the collapse of RCMF 2019-FL3 and RCMF 2019-FL4. PPP loans decreased $152 million due to principal forgiveness. The Broadmark Merger added $845 million of assets.

As of December 31, 2023, total liabilities in our consolidated balance sheet were $9.8 billion, an increase of $72 million from December 31, 2022, primarily reflecting an increase in Guaranteed loan financing and Securitized debt obligations of consolidated VIEs, net, partially offset by a decrease in Secured borrowings and PPPLF borrowings. Guaranteed loan financing increased $580 million, primarily due to the closing of RCLT 2023-3. Securitized debt obligations of consolidated VIEs, net increased $165 million due to the closing of RCMF 2023-FL11, RCMF 2023-FL12 and RCLT 2023-3, partially offset by paydowns including the collapse of RCMF 2019-FL3 and RCMF 2019-FL4. Secured borrowings decreased $562 million due to the closing of RCMF 2023-FL11 and RCMF 2023-FL12. PPPLF borrowings decreased $165 million due to PPP principal forgiveness.

As of December 31, 2023, total stockholders' equity was $2.6 billion, an increase of $748 million from December 31, 2022, primarily due to equity raised in connection with the Broadmark Merger, partially offset by common stock repurchased through the Company's share repurchase program.

Selected Balance Sheet Information by Business Segment. The table below presents certain selected balance sheet data by each of our three business segments, with the remaining amounts reflected in *Corporate –Other.*

(in thousands)	LMM Commercial Real Estate	Small Business Lending	Total
December 31, 2023			
Assets			
Loans, net	$ 9,523,224	$ 1,209,866	$ 10,733,090
Loans, held for sale, at fair value	22,178	59,421	81,599
Paycheck Protection Program loans	—	34,597	34,597
MBS	27,436	—	27,436
Investment in unconsolidated joint ventures	133,321	—	133,321
Servicing rights	73,301	29,536	102,837
Real estate owned, held for sale	254,864	—	254,864
Liabilities			
Secured borrowings	1,984,960	117,115	2,102,075
Paycheck Protection Program Liquidity Facility (PPPLF) borrowings	—	36,036	36,036
Securitized debt obligations of consolidated VIEs	4,916,970	151,483	5,068,453
Senior secured notes, net	331,593	13,534	345,127
Corporate debt, net	764,908	—	764,908
Guaranteed loan financing	—	844,540	844,540
Loan participations sold	62,944	—	62,944

In the table above,
- Loans, net includes assets of consolidated VIEs and excludes allowance for loan losses.
- Real estate owned, held for sale includes assets of consolidated VIEs.

Income Statement Analysis and Metrics

(in thousands)		For the Year Ended December 31,				
		2023		2022		$ Change
Interest income						
LMM commercial real estate	$	847,253	$	565,128	$	282,125
Small business lending		98,561		98,089		472
Total interest income	$	945,814	$	663,217	$	282,597
Interest expense						
LMM commercial real estate		(650,624)		(364,343)		(286,281)
Small business lending		(65,844)		(27,382)		(38,462)
Corporate - other		—		(635)		635
Total interest expense	$	(716,468)	$	(392,360)	$	(324,108)
Net interest income before provision for loan losses	$	229,346	$	270,857	$	(41,511)
Provision for loan losses						
LMM commercial real estate		(1,413)		(31,471)		30,058
Small business lending		(5,817)		(2,971)		(2,846)
Total provision for loan losses	$	(7,230)	$	(34,442)	$	27,212
Net interest income after provision for loan losses	$	222,116	$	236,415	$	(14,299)
Non-interest income						
LMM commercial real estate		85,965		90,924		(4,959)
Small business lending		112,068		63,197		48,871
Corporate - other		210,435		830		209,605
Total non-interest income	$	408,468	$	154,951	$	253,517
Non-interest expense						
LMM commercial real estate		(103,776)		(91,270)		(12,506)
Small business lending		(88,328)		(64,390)		(23,938)
Corporate - other		(80,061)		(60,680)		(19,381)
Total non-interest expense	$	(272,165)	$	(216,340)	$	(55,825)
Net income (loss) before provision for income taxes						
LMM commercial real estate		177,405		168,968		8,437
Small business lending		50,640		66,543		(15,903)
Corporate - other		130,374		(60,485)		190,859
Total net income before provision for income taxes	$	358,419	$	175,026	$	183,393

Results of Operations – Supplemental Information. Realized and unrealized gains (losses) on financial instruments are recorded in the consolidated statements of income and classified based on the nature of the underlying asset or liability.

The table below presents the components of realized and unrealized gains (losses) on financial instruments.

(in thousands)		Year Ended December 31,				
		2023		2022		$ Change
Realized gain (loss) on financial instruments						
Realized gain (loss) on loans - Freddie Mac and CMBS	$	2,051	$	(10,355)	$	12,406
Creation of MSRs - Freddie Mac		1,797		6,539		(4,742)
Realized gain on loans - SBA		23,918		24,287		(369)
Creation of MSRs - SBA		7,016		7,607		(591)
Creation of MSRs - Red Stone		14,818		8,166		6,652
Realized gain (loss) on derivatives		20,847		13,249		7,598
Realized gain (loss) on MBS		(2,380)		6,401		(8,781)
Net realized gain (loss) - all other		(3,059)		(2,130)		(929)
Net realized gain (loss) on financial instruments	$	65,008	$	53,764	$	11,244
Unrealized gain (loss) on financial instruments						
Unrealized gain (loss) on loans - Freddie Mac and CMBS		7,789		(20,063)		27,852
Unrealized gain (loss) on loans - SBA		1,289		(1,432)		2,721
Unrealized gain (loss) on derivatives		(3,030)		54,541		(57,571)
Unrealized gain (loss) on MBS		4,543		(12,774)		17,317
Net unrealized gain (loss) - all other		(873)		1,618		(2,491)
Net unrealized gain (loss) on financial instruments	$	9,718	$	21,890	$	(12,172)

LMM Commercial Real Estate Segment Results.

Interest income of $847.3 million for 2023 represented an increase of $282.1 million from the prior year, primarily due to increased loan balances and increases in interest rates. Interest expense of $650.6 million for 2023 represented an increase of $286.3 million from the prior year, driven by increases in interest rates. Provision for loan losses of $1.4 million for 2023 represented a decrease of $30.1 million from the prior year, due to changes in the forecasted macroeconomic inputs for reserve modeling. Non-interest income of $86.0 million for 2023 represented a decrease of $5.0 million from the prior year, primarily driven by decreases in net unrealized gains on financial instruments and losses from unconsolidated joint ventures, partially offset by increases in net realized gains on financial instruments. Non-interest expense of $103.8 million for 2023 represented an increase of $12.5 million from the prior year, primarily due to an increase in loan servicing expense and employee compensation and benefits.

Small Business Lending Segment Results.

Interest income of $98.6 million for 2023 represented an increase of $0.5 million from the prior year, due to the closing of RCLT 2023-3, partially offset by a decrease in PPP interest income. Interest expense of $65.8 million for 2023 represented an increase of $38.5 million from the prior year, driven by an increase in interest rates and the closing of RCLT 2023-3. Provision for loan losses of $5.8 million for 2023 represented an increase of $2.9 million from the prior year, primarily due to an increase in specific loan reserves. Non-interest income of $112.1 million for 2023 represented an increase of $48.9 million from the prior year, primarily due to increases in other income driven by employee tax credit consulting and servicing income due to recoveries of impairment, partially offset by decreases in income on purchased future receivables. Non-interest expense of $88.3 million for 2023 represented an increase of $23.9 million from the prior year, primarily due to an increase in professional fees and other operating expenses related to employee tax credit consulting income.

Corporate – Other.

Non-interest income of $210.4 million for 2023 represented an increase of $209.6 million from the prior year, due to a bargain purchase gain recognized from the Broadmark Merger. Non-interest expense of $80.1 million for 2023 represented an increase of $19.4 million from the prior year, primarily due to transaction related expenses for the Broadmark Merger.

<u>Non-GAAP financial measures</u>

We believe that providing investors with distributable earnings, formerly referred to as core earnings, gives investors greater transparency into the information used by management in our financial and operational decision-making, including the determination of dividends. Distributable earnings is a non-U.S. GAAP financial measure and because distributable earnings is an incomplete measure of our financial performance and involves differences from net income computed in accordance with U.S. GAAP, it should be considered along with, but not as an alternative to, our net income as a measure of our financial performance. In addition, because not all companies use identical calculations, our presentation of distributable earnings may not be comparable to other similarly-titled measures of other companies.

We calculate distributable earnings as GAAP net income (loss) excluding the following:

    i) any unrealized gains or losses on certain MBS not retained by us as part of our loan origination businesses
    ii) any realized gains or losses on sales of certain MBS
    iii) any unrealized gains or losses on Residential MSRs from discontinued operations
    iv) any unrealized change in current expected credit loss reserve
    v) any unrealized gains or losses on de-designated cash flow hedges
    vi) any unrealized gains or losses on foreign exchange hedges
    vii) any unrealized gains or losses on certain unconsolidated joint ventures
    viii) any non-cash compensation expense related to stock-based incentive plan
    ix) one-time non-recurring gains or losses, such as gains or losses on discontinued operations, bargain purchase gains, or merger related expenses

In calculating distributable earnings, net income (in accordance with GAAP) is adjusted to exclude unrealized gains and losses on MBS acquired by us in the secondary market but is not adjusted to exclude unrealized gains and losses on MBS retained by us as part of our loan origination businesses, where we transfer originated loans into an MBS securitization and retain an interest in the securitization. In calculating distributable earnings, we do not adjust net income (in accordance with GAAP) to take into account unrealized gains and losses on MBS retained by us as part of our loan origination businesses because we consider the unrealized gains and losses that are generated in the loan origination and securitization process to be a fundamental part of this business and an indicator of the ongoing performance and credit quality of our historical loan originations. In calculating distributable earnings, net income (in accordance with GAAP) is adjusted to exclude realized gains and losses on certain MBS securities due to a variety of reasons which may include collateral type, duration, and size.

In addition, in calculating distributable earnings, net income (in accordance with GAAP) is adjusted to exclude unrealized gains or losses on residential MSRs, held at fair value from discontinued operations. Servicing rights relating to our small business commercial business are accounted for under ASC 860, *Transfer and Servicing*. In calculating distributable earnings, we do not exclude realized gains or losses on commercial MSRs, as servicing income is a fundamental part of our business and an indicator of the ongoing performance.

To qualify as a REIT, we must distribute to our stockholders each calendar year dividends equal to at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. There are certain items, including net income generated from the creation of MSRs, that are included in distributable earnings but are not included in the calculation of the current year's taxable income. These differences may result in certain items that are recognized in the current period's calculation of distributable earnings not being included in taxable income, and thus not subject to the REIT dividend distribution requirement, until future years.

The table below presents an annual reconciliation of net income to distributable earnings.

| (in thousands) | | Year Ended December 31, | | | | |
		2023		2022		$ Change
Net Income	$	348,411	$	203,163	$	145,248
Reconciling items:						
Unrealized (gain) loss on MSR - discontinued operations		15,427		(46,065)		61,492
Unrealized loss on joint ventures		2,124		—		2,124
Unrealized loss on foreign exchange hedges		1,582		—		1,582
Increase in CECL reserve		3,133		33,055		(29,922)
Non-recurring REO impairment		—		2,267		(2,267)
Non-cash compensation		7,550		4,769		2,781
Merger transaction costs and other non-recurring expenses		25,807		15,233		10,574
Bargain purchase gain		(207,972)		—		(207,972)
Total reconciling items	$	(152,349)	$	9,259	$	(161,608)
Income tax adjustments		(5,942)		6,310		(12,252)
Distributable earnings	$	190,120	$	218,732	$	(28,612)
Less: Distributable earnings attributable to non-controlling interests		7,180		8,884		(1,704)
Less: Income attributable to participating shares		9,284		9,561		(277)
Distributable earnings attributable to common stockholders	$	173,656	$	200,287	$	(26,631)
Distributable earnings per common share - basic	$	1.18	$	1.87	$	(0.69)
Distributable earnings per common share - diluted	$	1.17	$	1.79	$	(0.62)

Consolidated net income of $348.4 million for 2023 represented an increase of $145.2 million from the prior year, primarily due to the bargain purchase gain in connection with the Broadmark Merger, partially offset by a decrease in net interest income. Consolidated distributable earnings of $190.1 million for 2023 represented a decrease of $28.6 million from the prior year, primarily due to the bargain purchase gain, partially offset by an increase in net income.

The table below presents a quarterly reconciliation of net income to distributable earnings.

| (in thousands) | | Three Months Ended December 31, | | | | |
		2023		2022		Change
Net Income	$	10,881	$	13,682	$	(2,801)
Reconciling items:						
Unrealized loss on MSR – discontinued operations		20,715		3,167		17,548
Unrealized loss on joint ventures		2,124		—		2,124
Unrealized loss on foreign exchange hedges		1,582		—		1,582
Increase in CECL reserve		3,195		30,735		(27,540)
Non-cash compensation		1,360		1,345		15
Merger transaction costs and other non-recurring expenses		7,361		5,827		1,534
Loss on bargain purchase		7,060		—		7,060
Total reconciling items	$	43,397	$	41,074	$	2,323
Income tax adjustments		(5,754)		(3,175)		(2,579)
Distributable earnings	$	48,524	$	51,581	$	(3,057)
Less: Distributable earnings attributable to non-controlling interests		1,358		2,711		(1,353)
Less: Income attributable to participating shares		2,206		2,330		(124)
Distributable earnings attributable to common stockholders	$	44,960	$	46,540	$	(1,580)
Distributable earnings per common share - basic	$	0.26	$	0.42	$	(0.16)
Distributable earnings per common share - diluted	$	0.26	$	0.40	$	(0.14)

Consolidated net income of $10.9 million for the three months ended December 31, 2023 represented a decrease of $2.8 million from the prior year respective period, primarily due to losses from discontinued operations, partially offset by an increase in net interest income. Consolidated distributable earnings of $48.5 million for the three months ended December 31, 2023 represented a decrease of $3.1 million from the prior year respective period, primarily due to a decrease in the provision for loan losses, partially offset by an increase in unrealized losses on the MSR and a measurement period adjustment on the bargain purchase gain.

Incentive distribution payable to our Manager
Under the partnership agreement of our operating partnership, our Manager, the holder of the Class A special unit in our operating partnership, is entitled to receive an incentive distribution, distributed quarterly in arrears in an amount, not less than zero, equal to the difference between (i) the product of (A) 15% and (B) the difference between (x) distributable

earnings (as described below) of our operating partnership, on a rolling four-quarter basis and before the incentive distribution for the current quarter, and (y) the product of (1) the weighted average of the issue price per share of common stock or operating partnership unit ("OP unit") (without double counting) in all of our offerings multiplied by the weighted average number of shares of common stock outstanding (including any restricted shares of common stock and any other shares of common stock underlying awards granted under our 2013 Equity Incentive Plan and our 2023 Equity Incentive Plan) and OP units (without double counting) in such quarter and (2) 8%, and (ii) the sum of any incentive distribution paid to our Manager with respect to the first three quarters of such previous four quarters; provided, however, that no incentive distribution is payable with respect to any calendar quarter unless cumulative distributable earnings is greater than zero for the most recently completed 12 calendar quarters.

The incentive distribution shall be calculated within 30 days after the end of each quarter and such calculation shall promptly be delivered to our Company. We are obligated to pay the incentive distribution 50% in cash and 50% in either common stock or OP units, as determined in our discretion, within five business days after delivery to our Company of the written statement from the holder of the Class A special unit setting forth the computation of the incentive distribution for such quarter. Subject to certain exceptions, our Manager may not sell or otherwise dispose of any portion of the incentive distribution issued to it in common stock or OP units until after the three year anniversary of the date that such shares of common stock or OP units were issued to our Manager. The price of shares of our common stock for purposes of determining the number of shares payable as part of the incentive distribution is the closing price of such shares on the last trading day prior to the approval by our Board of the incentive distribution.

For purposes of determining the incentive distribution payable to our Manager, distributable earnings (which is referred to as core earnings in the partnership agreement of our operating partnership) is defined under the partnership agreement of our operating partnership in a manner that is similar to the definition of distributable earnings described above under "Non-GAAP Financial Measures" but with the following additional adjustments which (i) further exclude: (a) the incentive distribution, (b) unrealized gains or losses on LMM loans (not just MBS and MSRs), (c) depreciation and amortization (to the extent we foreclose on any property), and (d) one-time events pursuant to changes in U.S. GAAP and certain other non-cash charges after discussions between our Manager and our independent directors and after approval by a majority of the independent directors and (ii) do not exclude any realized gains or losses on the sales of MBS and on discontinued operations which were excluded from the definition of distributable earnings described above under "Non-GAAP Financial Measures".

Liquidity and Capital Resources

Liquidity is a measure of our ability to turn non-cash assets into cash and to meet potential cash requirements. We use significant cash to purchase LMM loans and other target assets, originate new LMM loans, pay dividends, repay principal and interest on our borrowings, fund our operations and meet other general business needs. Our primary sources of liquidity will include our existing cash balances, borrowings, including securitizations, re-securitizations, repurchase agreements, warehouse facilities, bank credit facilities and other financing agreements (including term loans and revolving facilities), the net proceeds of offerings of equity and debt securities, including our senior secured notes, corporate debt, and net cash provided by operating activities.

We are continuing to monitor the impact of rising interest rates, credit spreads and inflation on the Company, the borrowers underlying our real estate-related assets, the tenants in the properties we own, our financing sources, and the economy as a whole. Because the severity, magnitude and duration of these economic events remain uncertain, rapidly changing and difficult to predict, the impact on our operations and liquidity also remains uncertain and difficult to predict.

Cash flow

Year Ended December 31, 2023. Cash and cash equivalents decreased by $11.1 million to $262.5 million at the end of 2023, primarily due to net cash used for financing activities, partially offset by net cash provided by investing and operating activities. The net cash used for financing activities primarily reflected the repayments of secured borrowings, PPPLF borrowings and the convertible note and dividend payments, partially offset by proceeds from secured borrowings and net proceeds from the issuance of securitized debt obligations of consolidated VIEs. The net cash provided by investing activities primarily reflected proceeds from dispositions and paydowns, partially offset by loan originations. The net cash provided by operating activities primarily reflected net income, partially offset by a bargain purchase gain in connection with the Broadmark Merger.

Year Ended December 31, 2022. Cash and cash equivalents decreased by $2.6 million to $273.6 million at the end of 2022, primarily due to net cash used for investing activities, partially offset by net cash provided by financing and operating activities. The net cash used for investing activities primarily reflected loan originations and purchases, partially offset by paydowns. The net cash provided by financing activities primarily reflected net proceeds from issuances of securitized debt and secured borrowings, partially offset by the repayment of PPPLF borrowings. The net cash provided by operating activities primarily reflected an increase in loans, held for sale, net.

Financing Strategy and Leverage

In addition to raising capital through offerings of our public equity and debt securities, we finance our investment portfolio through securitization and secured borrowings. We generally seek to match-fund our investments to minimize the differences in the terms of our investments and our liabilities. Our secured borrowings have various recourse levels including full recourse, partial recourse and non-recourse, as well as varied mark-to-market provisions including full mark-to-market, credit mark only and non-mark-to-market. Securitizations allow us to match fund loans pledged as collateral on a long-term, non-recourse basis. Securitization structures typically consist of trusts with principal and interest collections allocated to senior debt and losses on liquidated loans to equity and subordinate tranches, and provide debt equal to 50% to 90% of the cost basis of the assets.

We also finance originated Freddie Mac SBL with secured borrowings until the loans are sold, generally within 30 days.

As of December 31, 2023, we had a total leverage ratio of 3.3x and recourse leverage ratio of 0.8x. Our operating segments have different levels of recourse debt according to the differentiated nature of each segment. Our LMM Commercial Real Estate and Small Business Lending segments have recourse leverage ratios of 0.3x and 0.6x, respectively. The remaining recourse leverage ratio is from our corporate debt offerings.

Secured Borrowings

Credit Facilities and Other Financing Agreements. We utilize credit facilities and other financing arrangements to finance our business. The financings are collateralized by the underlying mortgages, assets, related documents, and instruments, and typically contain index-based financing rate and terms, haircut and collateral posting provisions which depend on the types of collateral and the counterparties involved. These agreements often contain customary negative covenants and financial covenants, including maintenance of minimum liquidity, minimum tangible net worth, maximum debt to net worth ratio and current ratio and limitations on capital expenditures, indebtedness, distributions, transactions with affiliates and maintenance of positive net income.

The table below presents certain characteristics of our credit facilities and other financing arrangements.

Lenders [1]	Asset Class	Current Maturity [2]	Pricing [3]	Facility Size	Pledged Assets Carrying Value	Carrying Value December 31, 2023	2022
3	SBA loans	October 2024 - March 2025	SOFR + 2.82% Prime - 0.82%	$ 250,000	$ 160,360	$ 117,115	$ 160,903
1	LMM loans - USD	February 2025	SOFR + 1.35%	80,000	20,956	20,729	111,966
1	LMM loans - Non-USD [4]	June 2026	SONIA + 3.75%	127,318	31,196	12,079	61,596
Total borrowings under credit facilities and other financing agreements				**$ 457,318**	**$ 212,512**	**$ 149,923**	**334,465**

(1) Represents the total number of facility lenders.
(2) Current maturity does not reflect extension options available beyond original commitment terms.
(3) Asset class pricing is determined using an index rate plus a weighted average spread.
(4) Non-USD denominated credit facilities have been converted into USD for purposes of this disclosure.

Repurchase Agreements. Under the loan repurchase facilities and securities repurchase agreements, we may be required to pledge additional assets to our counterparties in the event that the estimated fair value of the existing pledged collateral under such agreements declines and such lenders demand additional collateral, which may take the form of additional assets or cash. Generally, the loan repurchase facilities and securities repurchase agreements contain a SOFR-based financing rate, term and haircuts depending on the types of collateral and the counterparties involved. The loan repurchase facilities also include financial maintenance covenants.

If the estimated fair values of the assets increase due to changes in market interest rates or other market factors, lenders may release collateral back to us. Margin calls may result from a decline in the value of the investments securing the loan repurchase facilities and securities repurchase agreements, prepayments on the loans securing such investments and from changes in the estimated fair value of such investments generally due to principal reduction of such investments from scheduled amortization and resulting from changes in market interest rates and other market factors. Counterparties also may choose to increase haircuts based on credit evaluations of our Company and/or the performance of the assets in question. Historically, disruptions in the financial and credit markets have resulted in increased volatility in these levels, and this volatility could persist as market conditions continue to change. Should prepayment speeds on the mortgages underlying our investments or market interest rates suddenly increase, margin calls on the loan repurchase facilities and securities repurchase agreements could result, causing an adverse change in our liquidity position. To date, we have satisfied all of our margin calls and have never sold assets in response to any margin call under these borrowings.

Our borrowings under repurchase agreements are renewable at the discretion of our lenders and, as such, our ability to roll-over such borrowings are not guaranteed. The terms of the repurchase transaction borrowings under our repurchase agreements generally conform to the terms in the standard master repurchase agreement as published by the Securities Industry and Financial Markets Association, as to repayment, margin requirements and the segregation of all assets we have initially sold under the repurchase transaction. In addition, each lender typically requires that we include supplemental terms and conditions to the standard master repurchase agreement. Typical supplemental terms and conditions, which differ by lender, may include changes to the margin maintenance requirements, required haircuts and purchase price maintenance requirements, requirements that all controversies related to the repurchase agreement be litigated in a particular jurisdiction, and cross default and setoff provisions.

We maintain certain assets, which, from time to time, may include cash, unpledged LMM loans, LMM ABS and short-term investments (which may be subject to various haircuts if pledged as collateral to meet margin requirements) and collateral in excess of margin requirements held by our counterparties, or collectively, the "Cushion", to meet routine margin calls and protect against unforeseen reductions in our borrowing capabilities. Our ability to meet future margin calls will be impacted by the Cushion, which varies based on the fair value of our investments, our cash position and margin requirements. Our cash position fluctuates based on the timing of our operating, investing and financing activities and is managed based on our anticipated cash needs.

The table below presents certain characteristics of our repurchase agreements.

Lenders [1]	Asset Class	Current Maturity [2]	Pricing [3]		Facility Size	Pledged Assets Carrying Value		Carrying Value December 31, 2023	2022
9	LMM loans	March 2024 - November 2026	1 MT + 2.00% SOFR + 3.00%	$	4,295,500 $	2,670,899	$	1,677,885 $	1,905,358
1	LMM loans - Non-USD [4]	January 2025	EURIBOR + 3.00%		220,784	59,630		45,031	—
5	MBS	January 2024 - February 2024	7.15%		229,236	377,542		229,236	423,912
Total borrowings under repurchase agreements				**$**	**4,745,520 $**	**3,108,071**	**$**	**1,952,152 $**	**2,329,270**

(1) Represents the total number of facility lenders.
(2) Current maturity does not reflect extension options available beyond original commitment terms.
(3) Asset class pricing is determined using an index rate plus a weighted average spread.
(4) Non-USD denominated repurchase agreements have been converted into USD for purposes of this disclosure.

Collateralized borrowings under repurchase agreements

The table below presents the amount of collateralized borrowings outstanding under repurchase agreements as of the end of each quarter, the average amount of collateralized borrowings outstanding under repurchase agreements during the quarter and the highest balance of any month end during the quarter.

(in thousands)	Quarter End Balance	Average Balance in Quarter	Highest Month End Balance in Quarter
Q1 2022	2,771,038	2,835,212	3,065,412
Q2 2022	2,701,180	2,805,935	3,009,961
Q3 2022	2,870,807	2,887,318	2,940,474
Q4 2022	2,329,270	2,295,348	2,329,270
Q1 2023	1,959,888	2,094,621	2,371,413
Q2 2023	1,792,366	1,945,290	2,022,433
Q3 2023	1,915,878	1,876,204	1,915,879
Q4 2023	1,952,152	1,889,494	1,952,152

Year Ended December 31, 2023. The net decrease in the outstanding balances during 2023 was primarily due to the closings of RCMF 2023- FL11 and RCMF 2023-FL12, partially offset by the collapse of RCMF 2019-FL3 and RCMF 2020-FL4.

Year Ended December 31, 2022. The net increase in the outstanding balances during 2022 was primarily due to increased borrowings to fund LMM originations and acquisitions volumes.

Paycheck Protection Program Facility borrowings. The Company uses the Paycheck Protection Program Liquidity Facility ("PPPLF") from the Federal Reserve to finance PPP loans. The program charges an interest rate of 0.35%. As of December 31, 2023, we had $36.0 million outstanding under this credit facility.

Senior Secured Notes, Convertible Notes and Corporate Debt, Net

The table below presents information about senior secured notes and corporate debt issued through public and private transactions.

(in thousands)	Coupon Rate	Maturity Date		December 31, 2023
Senior secured notes principal amount[1]	4.50 %	10/20/2026	$	350,000
Unamortized deferred financing costs - Senior secured notes				(4,873)
Total Senior secured notes, net			**$**	**345,127**
Corporate debt principal amount[2]	5.50 %	12/30/2028		110,000
Corporate debt principal amount[3]	6.20 %	7/30/2026		104,614
Corporate debt principal amount[3]	5.75 %	2/15/2026		206,270
Corporate debt principal amount[4]	6.125 %	4/30/2025		120,000
Corporate debt principal amount[5]	7.375 %	7/31/2027		100,000
Corporate debt principal amount[6]	5.00 %	11/15/2026		100,000
Unamortized discount - corporate debt				(7,121)
Unamortized deferred financing costs - corporate debt				(5,105)
Junior subordinated notes principal amount[7]	SOFR + 3.10 %	3/30/2035		15,000
Junior subordinated notes principal amount[8]	SOFR + 3.10 %	4/30/2035		21,250
Total corporate debt, net			**$**	**764,908**
Total carrying amount of debt			**$**	**1,110,035**

(1) Interest on the senior secured notes is payable semiannually on April 20 and October 20 of each year.
(2) Interest on the corporate debt is payable semiannually on June 30 and December 30 of each year.
(3) Interest on the corporate debt is payable quarterly on January 30, April 30, July 30, and October 30 of each year.
(4) Interest on the corporate debt is payable semiannually on April 30 and October 30 of each year.
(5) Interest on the corporate debt is payable semiannually on January 31 and July 31 of each year.
(6) Interest on the corporate debt is payable semiannually on May 15 and November 15 of each year; assumed as part of the Broadmark Merger.
(7) Interest on the Junior subordinated notes I-A is payable quarterly on March 30, June 30, September 30, and December 30 of each year.
(8) Interest on the Junior subordinated notes I-B is payable quarterly on January 30, April 30, July 30, and October 30 of each year.

The table below presents the contractual maturities for senior secured notes and corporate debt.

(in thousands)		December 31, 2023
2024	$	—
2025		120,000
2026		760,884
2027		100,000
2028		110,000
Thereafter		36,250
Total contractual amounts	**$**	**1,127,134**
Unamortized deferred financing costs, discounts, and premiums, net		(17,099)
Total carrying amount of debt	**$**	**1,110,035**

ReadyCap Holdings 4.50% senior secured notes due 2026. On October 20, 2021, ReadyCap Holdings, an indirect subsidiary of the Company, completed the offer and sale of $350.0 million of its 4.50% Senior Secured Notes due 2026 (the "Senior Secured Notes"). The Senior Secured Notes are fully and unconditionally guaranteed by the Company, each direct parent entity of ReadyCap Holdings, and other direct or indirect subsidiaries of the Company from time to time that is a direct parent entity of Sutherland Asset III, LLC or otherwise pledges collateral to secure the Senior Secured Notes (collectively, the "Guarantors").

ReadyCap Holdings' and the Guarantors' respective obligations under the Senior Secured Notes are secured by a perfected first-priority lien on certain capital stock and assets (collectively, the "SSN Collateral") owned by certain subsidiaries of the Company.

The Senior Secured Notes are redeemable by ReadyCap Holdings' following a non-call period, through the payment of the outstanding principal balance of the Senior Secured Notes plus a "make-whole" or other premium that decreases the closer the Senior Secured Notes are to maturity. ReadyCap Holdings is required to offer to repurchase the Senior Secured Notes at 101% of the principal balance of the Senior Secured Notes in the event of a change in control and a downgrade of the rating on the Senior Secured Notes in connection therewith, as set forth more fully in the note purchase agreement.

The Senior Secured Notes were issued pursuant to a note purchase agreement, which contains certain customary negative covenants and requirements relating to the collateral and our company, including maintenance of minimum liquidity, minimum tangible net worth, maximum debt to net worth ratio and limitations on transactions with affiliates.

Convertible notes. On August 9, 2017, we closed an underwritten public sale of $115.0 million aggregate principal amount of our 7.00% convertible senior notes due 2023 (the "Convertible Notes"). Pursuant to the terms of the base indenture, dated August 9, 2017, as supplemented by the first supplemental indenture, dated August 9, 2017, between us and U.S. Bank National Association, as trustee, we could redeem all or any portion of the Convertible Notes on or after August 15, 2021, if the last reported sale price of our common stock was at least 120% of the conversion price in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provided notice of redemption, at a redemption price payable in cash equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest. Additionally, upon the occurrence of certain corporate transactions, holders could have required us to purchase the Convertible Notes for cash at a purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest.

The Convertible Notes were convertible only upon satisfaction of one or more of the following conditions: (1) the closing market price of our common stock was greater than or equal to 120% of the conversion price of the respective Convertible Notes for at least 20 out of 30 days prior to the end of the preceding fiscal quarter, (2) the trading price of the Convertible Notes was less than 98% of the product of (i) the conversion rate and (ii) the closing price of our common stock during any five consecutive trading day period, (3) we issued certain equity instruments at less than the 10 day average closing market price of our common stock or the per-share value of certain distributions exceeded the market price of our common stock by more than 10%, or (4) certain other specified corporate events (significant consolidation, sale, merger share exchange, etc.) occurred.

On August 15, 2023, the Company's outstanding Convertible Notes were repaid in full.

Corporate debt. We issue senior unsecured notes in public and private transactions. The notes are governed by a base indenture and supplemental indentures. Often, the notes are redeemable by us following a non-call period, through the payment of the outstanding principal balance plus a "make-whole" or other premium that typically decreases the closer the notes are to maturity. We are often required to offer to repurchase the notes in some cases at 101% of the principal balance of the notes in the event of a change in control or fundamental change pertaining to our company, as defined in the applicable supplemental indentures. The notes rank equal in right of payment to any of our existing and future unsecured and unsubordinated indebtedness; effectively junior in right of payment to any of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness, other liabilities (including trade payables) and (to the extent not held by us) preferred stock, if any, of our subsidiaries. The supplemental indentures governing the notes often contain customary negative covenants and financial covenants relating to maintenance of minimum liquidity, minimum tangible net worth, maximum debt to net worth ratio and limitations on transactions with affiliates.

In addition, in connection with the Broadmark Merger, RCC Merger Sub, a wholly owned subsidiary of the Company, assumed Broadmark's obligations on certain senior unsecured notes. The note purchase agreement governing these notes contains financial covenants that require compliance with leverage and coverage ratios and maintenance of minimum tangible net worth, as well as other customary affirmative and negative covenants.

The Debt ATM Agreement

On May 20, 2021, the Company entered into an At Market Issuance Sales Agreement (the "Sales Agreement") with B. Riley Securities, Inc. (the "Agent"), pursuant to which it may offer and sell, from time to time, up to $100.0 million of the 6.20% 2026 Notes and the 5.75% 2026 Notes. Sales of the 6.20% 2026 Notes and the 5.75% 2026 Notes pursuant to the Sales Agreement, if any, may be made in transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act (the "Debt ATM Program"). The Agent is not required to sell any specific number of the notes, but the Agent will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices on mutually agreed terms between the Agent and the Company. No sales were made through the Debt ATM Program during the year ended December 31, 2023.

Securitization transactions

Our Manager's extensive experience in loan acquisition, origination, servicing and securitization strategies has enabled us to complete several securitizations of LMM and SBA loan assets since January 2011. These securitizations allow us to match fund the LMM and SBA loans on a long-term, non-recourse basis. The assets pledged as collateral for these securitizations were contributed from our portfolio of assets. By contributing these LMM and SBA assets to the various securitizations, these transactions created capacity for us to fund other investments.

The table below presents information on the securitization structures and related issued tranches of notes to investors.

(in millions)	Collateral Asset Class	Issuance	Active / Collapsed	Bonds Issued
Trusts (Firm sponsored)				
Waterfall Victoria Mortgage Trust 2011-1 (SBC1)	LMM Acquired loans	February 2011	Collapsed	$ 40.5
Waterfall Victoria Mortgage Trust 2011-3 (SBC3)	LMM Acquired loans	October 2011	Collapsed	143.4
Sutherland Commercial Mortgage Trust 2015-4 (SBC4)	LMM Acquired loans	August 2015	Collapsed	125.4
Sutherland Commercial Mortgage Trust 2018 (SBC7)	LMM Acquired loans	November 2018	Collapsed	217.0
ReadyCap Lending Small Business Trust 2015-1 (RCLT 2015-1)	Acquired SBA 7(a) loans	June 2015	Collapsed	189.5
ReadyCap Lending Small Business Loan Trust 2019-2 (RCLT 2019-2)	Originated SBA 7(a) loans, Acquired SBA 7(a) loans	December 2019	Active	131.0
ReadyCap Lending Small Business Loan Trust 2023-3 (RCLT 2023-3)	Originated SBA 7(a) loans, Acquired SBA 7(a) loans	July 2023	Active	132.0
Real Estate Mortgage Investment Conduits (REMICs)				
ReadyCap Commercial Mortgage Trust 2014-1 (RCMT 2014-1)	LMM Originated conventional	September 2014	Collapsed	181.7
ReadyCap Commercial Mortgage Trust 2015-2 (RCMT 2015-2)	LMM Originated conventional	November 2015	Active	218.8
ReadyCap Commercial Mortgage Trust 2016-3 (RCMT 2016-3)	LMM Originated conventional	November 2016	Active	162.1
ReadyCap Commercial Mortgage Trust 2018-4 (RCMT 2018-4)	LMM Originated conventional	March 2018	Active	165.0
Ready Capital Mortgage Trust 2019-5 (RCMT 2019-5)	LMM Originated conventional	January 2019	Active	355.8
Ready Capital Mortgage Trust 2019-6 (RCMT 2019-6)	LMM Originated conventional	November 2019	Active	430.7
Ready Capital Mortgage Trust 2022-7 (RCMT 2022-7)	LMM Originated conventional	April 2022	Active	276.8
Waterfall Victoria Mortgage Trust 2011-2 (SBC2)	LMM Acquired loans	March 2011	Collapsed	97.6
Sutherland Commercial Mortgage Trust 2018 (SBC6)	LMM Acquired loans	August 2017	Active	154.9
Sutherland Commercial Mortgage Trust 2019 (SBC8)	LMM Acquired loans	June 2019	Active	306.5
Sutherland Commercial Mortgage Trust 2020 (SBC9)	LMM Acquired loans	June 2020	Collapsed	203.6
Sutherland Commercial Mortgage Trust 2021 (SBC10)	LMM Acquired loans	May 2021	Active	232.6
Collateralized Loan Obligations (CLOs)				
Ready Capital Mortgage Financing 2017– FL1	LMM Originated bridge	August 2017	Collapsed	198.8
Ready Capital Mortgage Financing 2018 – FL2	LMM Originated bridge	June 2018	Collapsed	217.1
Ready Capital Mortgage Financing 2019 – FL3	LMM Originated bridge	April 2019	Collapsed	320.2
Ready Capital Mortgage Financing 2020 – FL4	LMM Originated bridge	June 2020	Collapsed	405.3
Ready Capital Mortgage Financing 2021 – FL5	LMM Originated bridge	March 2021	Active	628.9
Ready Capital Mortgage Financing 2021 – FL6	LMM Originated bridge	August 2021	Active	652.5
Ready Capital Mortgage Financing 2021 – FL7	LMM Originated bridge	November 2021	Active	927.2
Ready Capital Mortgage Financing 2022 – FL8	LMM Originated bridge	March 2022	Active	1,135.0
Ready Capital Mortgage Financing 2022 – FL9	LMM Originated bridge	June 2022	Active	754.2
Ready Capital Mortgage Financing 2022 – FL10	LMM Originated bridge	October 2022	Active	860.1
Ready Capital Mortgage Financing 2023 – FL11	LMM Originated bridge	February 2023	Active	586.0
Ready Capital Mortgage Financing 2023 – FL12	LMM Originated bridge	June 2023	Active	648.6
Trusts (Non-firm sponsored)				
Freddie Mac Small Balance Mortgage Trust 2016-SB11	Originated agency multi-family	January 2016	Active	110.0
Freddie Mac Small Balance Mortgage Trust 2016-SB18	Originated agency multi-family	July 2016	Active	118.0
Freddie Mac Small Balance Mortgage Trust 2017-SB33	Originated agency multi-family	June 2017	Active	197.9
Freddie Mac Small Balance Mortgage Trust 2018-SB45	Originated agency multi-family	January 2018	Active	362.0
Freddie Mac Small Balance Mortgage Trust 2018-SB52	Originated agency multi-family	September 2018	Active	505.0
Freddie Mac Small Balance Mortgage Trust 2018-SB56	Originated agency multi-family	December 2018	Active	507.3
Key Commercial Mortgage Trust 2020-S3[1]	LMM Originated conventional	September 2020	Active	263.2

[1] Contributed portion of assets into trust

We used the proceeds from the sale of the tranches issued to purchase and originate LMM and SBA loans. We are the primary beneficiary of all firm sponsored securitizations, therefore they are consolidated in our financial statements.

Contractual Obligations and Off-Balance Sheet Arrangements

The table below provides a summary of our contractual obligations.

	December 31, 2023				
(in thousands)	Total	< 1 year	1 to 3 years	3 to 5 years	> 5 years
Borrowings under credit facilities	$ 149,923	$ 57,832	$ 92,091	$ —	$ —
Borrowings under repurchase agreements	1,952,152	591,817	1,360,335	—	—
Guaranteed loan financing	844,540	329	12,459	10,202	821,550
Senior secured notes	350,000	—	350,000	—	—
Corporate debt	777,134	—	630,884	110,000	36,250
Loan funding commitments	765,545	382,772	382,773	—	—
Future operating lease commitments	11,108	2,280	4,034	2,277	2,517
Total	**$ 4,850,402**	**$ 1,035,030**	**$ 2,832,576**	**$ 122,479**	**$ 860,317**

The table above does not include amounts due under our management agreement or derivative agreements as those contracts do not have fixed and determinable payments.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP, which requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We believe that all of the decisions and assessments upon which our consolidated financial statements are based were reasonable at the time made, based upon information available to us at that time. The following discussion describes the critical accounting estimates that apply to our operations and require complex management judgment. This summary should be read in conjunction with our accounting policies and use of estimates included in “Notes to Consolidated Financial Statements, Note 3 – Summary of Significant Accounting Policies” included in Item 8, “Financial Statements and Supplementary Data,” in the Company’s annual report on Form 10-K.

Allowance for credit losses

The allowance for credit losses consists of the allowance for losses on loans and lending commitments accounted for at amortized cost. Such loans and lending commitments are reviewed quarterly considering credit quality indicators, including probable and historical losses, collateral values, LTV ratio and economic conditions. The allowance for credit losses increases through provisions charged to earnings and reduced by charge-offs, net of recoveries.

We utilize loan loss forecasting models for estimating expected life-time credit losses, at the individual loan level, for its loan portfolio. The Current Expected Credit Loss (“CECL”) forecasting methods used by the Company include (i) a probability of default and loss given default method using underlying third-party CMBS/CRE loan database with historical loan losses and (ii) probability weighted expected cash flow method, depending on the type of loan and the availability of relevant historical market loan loss data. We might use other acceptable alternative approaches in the future depending on, among other factors, the type of loan, underlying collateral, and availability of relevant historical market loan loss data.

We estimate the CECL expected credit losses for our loan portfolio at the individual loan level. Significant inputs to our forecasting methods include (i) key loan-specific inputs such as LTV, vintage year, loan-term, underlying property type, occupancy, geographic location, and others, and (ii) a macro-economic forecast. These estimates may change in future periods based on available future macro-economic data and might result in a material change in our future estimates of expected credit losses for its loan portfolio.

In certain instances, we consider relevant loan-specific qualitative factors to certain loans to estimate its CECL expected credit losses. We consider loan investments that are both (i) expected to be substantially repaid through the operation or sale of the underlying collateral, and (ii) for which the borrower is experiencing financial difficulty, to be “collateral-dependent” loans. For such loans that we determine that foreclosure of the collateral is probable, we measure the expected losses based on the difference between the fair value of the collateral (less costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan as of the measurement date. For collateral-dependent loans that we determine foreclosure is not probable, we apply a practical expedient to estimate expected losses using the difference between the collateral’s fair value (less costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan.

While we have a formal methodology to determine the adequate and appropriate level of the allowance for credit losses, estimates of inherent loan losses involve judgment and assumptions as to various factors, including current economic conditions. Our determination of adequacy of the allowance for credit losses is based on quarterly evaluations of the above factors. Accordingly, the provision for loan losses will vary from period to period based on management's ongoing assessment of the adequacy of the allowance for credit losses.

Significant judgment is required when evaluating loans for impairment; therefore, actual results over time could be materially different. Refer to "Notes to Consolidated Financial Statements, Note 6 – Loans and Allowance for Credit Losses" included in Item 8, "Financial Statements and Supplementary Data," in this annual report on Form 10-K for results of our loan impairment evaluation.

Accretion of discounts associated with PPP loans, held for investment
The Company's loan originations in the second round of the program are accounted for as loans, held-for-investment under ASC 310, *Receivables* ("ASC 310"). Loan origination fees and related direct loan origination costs are capitalized into the initial recorded investment in the loan and are deferred over the loan term. The net amount between the loan origination fees and direct loan origination costs is recognized as a discount in the carrying value of the loans, and the discount is required to be recognized in income at a constant effective yield over the life of the instrument.

The effective yield is determined based on the payment terms required by the loan contract as well as with actual and expected prepayments from loan forgiveness by the federal government. Because prepayments from loan forgiveness often deviate from the estimates, the Company periodically recalculates the effective yield to reflect actual prepayments to date and anticipated future prepayments. Anticipated future prepayments are estimated based on past prepayment patterns, historical, current, and projected interest rate environments, among other factors, to predict future cash flows.

Adjustments to anticipated future prepayments are recorded on a retrospective basis, meaning that the net investment or liability is adjusted to the amount that would have existed had the new effective yield been applied since the initial recognition of the instrument. As prepayment speeds change, these accounting requirements can be a source of income volatility. Accelerations of prepayments accelerate the accretion and increase current earnings. Conversely, when prepayments decline, thus lengthening the effective maturity of the instruments and shifting some of the discount accretion to future periods.

Significant judgment is required when evaluating the effective yield on PPP loans; therefore, actual results over time could be materially different. Refer to "Notes to Consolidated Financial Statements, Note 19 – Other Income and Operating Expenses" included in Item 8, "Financial Statements and Supplementary Data," in this annual report on Form 10-K for a more complete discussion of PPP loans, held for investment.

Valuation of financial assets and liabilities carried at fair value
We measure our MBS, derivative assets and liabilities, and any assets or liabilities where we have elected the fair value option at fair value, including certain loans we have originated that are expected to be sold to third parties or securitized in the near term.

We have established valuation processes and procedures designed so that fair value measurements are appropriate and reliable, that they are based on observable inputs where possible, that the valuation approaches are consistently applied, and the assumptions and inputs are reasonable. We also have established processes to provide that the valuation methodologies, techniques and approaches for investments that are categorized within Level 3 of the ASC 820 *Fair Value Measurement* fair value hierarchy (the "fair value hierarchy") are fair, consistent and verifiable. Our processes provide a framework that ensures the oversight of our fair value methodologies, techniques, validation procedures, and results.

When actively quoted observable prices are not available, we either use implied pricing from similar assets and liabilities or valuation models based on net present values of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Refer to "Notes to Consolidated Financial Statements, Note 7 – Fair Value Measurements" included in Item 8, "Financial Statements and Supplementary Data," in this annual report on Form 10-K for a more complete discussion of our critical accounting estimates as they pertain to fair value measurements.

Servicing rights impairment
Servicing rights, at amortized cost, are initially recorded at fair value and subsequently carried at amortized cost. For purposes of testing our servicing rights, carried at amortized cost, for impairment, we first determine whether facts and

circumstances exist that would suggest the carrying value of the servicing asset is not recoverable. If so, we then compare the net present value of servicing cash flow with its carrying value. The estimated net present value of servicing cash flows of the intangibles is determined using discounted cash flow modeling techniques which require management to make estimates regarding future net servicing cash flows, taking into consideration historical and forecasted loan prepayment rates, delinquency rates and anticipated maturity defaults. If the carrying value of the servicing rights exceeds the net present value of servicing cash flows, the servicing rights are considered impaired and an impairment loss is recognized in earnings for the amount by which carrying value exceeds the net present value of servicing cash flows. We monitor the actual performance of our servicing rights by regularly comparing actual cash flow, credit, and prepayment experience to modeled estimates.

Significant judgment is required when evaluating servicing rights for impairment; therefore, actual results over time could be materially different. Refer to "Notes to Consolidated Financial Statements, Note 8 – Servicing Rights" included in Item 8, "Financial Statements and Supplementary Data," in this annual report on Form 10-K for a more complete discussion of our critical accounting estimates as they pertain to servicing rights impairment.

Refer to "Notes to Consolidated Financial Statements, Note 4 – Recent Accounting Pronouncements" included in Item 8, "Financial Statements and Supplementary Data," in this annual report on Form 10-K for a discussion of recent accounting developments and the expected impact to the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we enter into transactions in various financial instruments that expose us to various types of risk, both on and off-balance sheet, which are associated with such financial instruments and markets for which we invest. These financial instruments expose us to varying degrees of market risk, credit risk, interest rate risk, liquidity risk, off-balance sheet risk and prepayment risk. Many of these risks have been augmented due to the continuing economic disruptions caused by inflationary pressures, rising energy costs, heightened geopolitical tensions, and the impact of the COVID-19 pandemic which remain uncertain and difficult to predict. We continue to monitor the impact and effect of these risks in our operations.

Market risk. Market risk is the potential adverse changes in the values of the financial instrument due to unfavorable changes in the level or volatility of interest rates, foreign currency exchange rates, or market values of the underlying financial instruments. We attempt to mitigate our exposure to market risk by entering into offsetting transactions, which may include purchase or sale of interest-bearing securities and equity securities.

Credit risk. We are subject to credit risk in connection with our investments in LMM loans and LMM ABS and other target assets we may acquire in the future. The credit risk related to these investments pertains to the ability and willingness of the borrowers to pay, which is assessed before credit is granted or renewed and periodically reviewed throughout the loan or security term. We believe that loan credit quality is primarily determined by the borrowers' credit profiles and loan characteristics. We seek to mitigate this risk by seeking to acquire assets at appropriate prices given anticipated and unanticipated losses and by deploying a value-driven approach to underwriting and diligence, consistent with our historical investment strategy, with a focus on projected cash flows and potential risks to cash flow. We further mitigate our risk of potential losses while managing and servicing our loans by performing various workout and loss mitigation strategies with delinquent borrowers. Nevertheless, unanticipated credit losses could occur which could adversely impact operating results.

The COVID-19 pandemic has adversely impacted the commercial real estate markets, causing reduced occupancy, requests from tenants for rent deferral or abatement, and delays in property renovations currently planned or underway. These negative conditions may persist into the future and impair borrower's ability to pay principal and interest due under our loan agreements. We maintain robust asset management relationships with our borrowers and have leveraged these relationships to address the potential impact of the COVID-19 pandemic on our loans secured by properties experiencing cash flow pressure, most significantly hospitality and retail assets. Some of our borrowers have indicated that due to the impact of the COVID-19 pandemic, they will be unable to timely execute their business plans, have had to temporarily close their businesses, or have experienced other negative business consequences and have requested temporary interest deferral or forbearance, or other modifications of their loans. Accordingly, we have discussed with our borrowers potential near-term defensive loan modifications, which could include repurposing of reserves, temporary deferrals of interest, or performance test or covenant waivers on loans collateralized by assets directly impacted by the COVID-19 pandemic, and which would typically be coupled with an additional equity commitment and/or guaranty from sponsors. As of December

31, 2023, less than 0.1% of the loans in our commercial real estate portfolio are in forbearance plans. While we believe the principal amounts of our loans are generally adequately protected by underlying collateral value, there is a risk that we will not realize the entire principal value of certain investments.

Interest rate risk. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

Our operating results will depend, in part, on differences between the income from our investments and our financing costs. Our debt financing is based on a floating rate of interest calculated on a fixed spread over the relevant index, subject to a floor, as determined by the particular financing arrangement. The general impact of changing interest rates is discussed above under "— Factors Impacting Operating Results — Changes in Market Interest Rates." In the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in credit losses to us, which could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects. Furthermore, such defaults could have an adverse effect on the spread between our interest-earning assets and interest-bearing liabilities.

Additionally, non-performing LMM loans are not as interest rate sensitive as performing loans, as earnings on non-performing loans are often generated from restructuring the assets through loss mitigation strategies and opportunistically disposing of them. Because non-performing LMM loans are short-term assets, the discount rates used for valuation are based on short-term market interest rates, which may not move in tandem with long-term market interest rates.

The table below projects the impact on our interest income and expense for the twelve-month period following December 31, 2023, assuming an immediate increase or decrease of 25, 50, 75, and 100 basis points in interest rates.

| | | 12-month pretax net interest income sensitivity profiles | | | | | | | |
| | | Instantaneous change in rates | | | | | | | |
(in thousands)		25 basis point increase	50 basis point increase	75 basis point increase	100 basis point increase	25 basis point decrease	50 basis point decrease	75 basis point decrease	100 basis point decrease
Assets:									
Loans	$	18,960 $	37,925 $	56,892 $	75,860 $	(18,948) $	(37,877) $	(56,768) $	(75,540)
Interest rate swap hedges		1,498	2,996	4,494	5,992	(1,498)	(2,996)	(4,494)	(5,992)
Total	$	**20,458** $	**40,921** $	**61,386** $	**81,852** $	**(20,446)** $	**(40,873)** $	**(61,262)** $	**(81,532)**
Liabilities:									
Secured borrowings		(4,630)	(9,261)	(13,891)	(18,521)	4,630	9,261	13,891	18,521
Securitized debt obligations		(10,971)	(21,943)	(32,914)	(43,886)	10,971	21,943	32,914	43,886
Total	$	**(15,601)** $	**(31,204)** $	**(46,805)** $	**(62,407)** $	**15,601** $	**31,204** $	**46,805** $	**62,407**
Total Net Impact to Net Interest Income (Expense)	$	**4,857** $	**9,717** $	**14,581** $	**19,445** $	**(4,845)** $	**(9,669)** $	**(14,457)** $	**(19,125)**

Such hypothetical impact of interest rates on our variable rate debt does not consider the effect of any change in overall economic activity that could occur in a rising interest rate environment. Further, in the event of such a change in interest rates, we may take actions to further mitigate our exposure to such a change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in our financial structure.

Liquidity risk. Liquidity risk arises in our investments and the general financing of our investing activities. It includes the risk of not being able to fund acquisition and origination activities at settlement dates and/or liquidate positions in a timely manner at a reasonable price, in addition to potential increases in collateral requirements during times of heightened market volatility. If we were forced to dispose of an illiquid investment at an inopportune time, we might be forced to do so at a substantial discount to the market value, resulting in a realized loss. We attempt to mitigate our liquidity risk by regularly monitoring the liquidity of our investments in LMM loans, ABS and other financial instruments. Factors such as our expected exit strategy for, the bid to offer spread of, and the number of broker dealers making an active market in a particular strategy and the availability of long-term funding, are considered in analyzing liquidity risk. To reduce any perceived disparity between the liquidity and the terms of the debt instruments in which we invest, we attempt to minimize our reliance on short-term financing arrangements. While we may finance certain investments in security positions using traditional margin arrangements and reverse repurchase agreements, other financial instruments such as collateralized debt obligations, and other longer-term financing vehicles may be utilized to provide us with sources of long-term financing.

Prepayment risk. Prepayment risk is the risk that principal will be repaid at a different rate than anticipated, causing the return on certain investments to be less than expected. As we receive prepayments of principal on our assets, any premiums paid on such assets are amortized against interest income. In general, an increase in prepayment rates accelerates the amortization of purchase premiums, thereby reducing the interest income earned on the assets. Conversely, discounts on such assets are accreted into interest income. In general, an increase in prepayment rates accelerates the accretion of purchase discounts, thereby increasing the interest income earned on the assets.

LMM loan and ABS extension risk. Our Manager computes the projected weighted-average life of our assets based on assumptions regarding the rate at which the borrowers will prepay the mortgages or extend. If prepayment rates decrease in a rising interest rate environment or extension options are exercised, the life of the fixed-rate assets could extend beyond the term of the secured debt agreements. This could have a negative impact on our results of operations. In some situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

Real estate risk. The market values of commercial assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, construction cost, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause us to suffer losses.

Fair value risk. The estimated fair value of our investments fluctuates primarily due to changes in interest rates. Generally, in a rising interest rate environment, the estimated fair value of the fixed-rate investments would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of the fixed-rate investments would be expected to increase. As market volatility increases or liquidity decreases, the fair value of our assets recorded and/or disclosed may be adversely impacted. Our economic exposure is generally limited to our net investment position as we seek to fund fixed rate investments with fixed rate financing or variable rate financing hedged with interest rate swaps.

Counterparty risk. We finance the acquisition of a significant portion of our commercial mortgage loans, MBS and other assets with our repurchase agreements, credit facilities, and other financing agreements. In connection with these financing arrangements, we pledge our mortgage loans and securities as collateral to secure the borrowings. The amount of collateral pledged will typically exceed the amount of the borrowings (i.e. the haircut) such that the borrowings will be over-collateralized. As a result, we are exposed to the counterparty if, during the term of the financing, a lender should default on its obligation and we are not able to recover our pledged assets. The amount of this exposure is the difference between the amount loaned to us plus interest due to the counterparty and the fair value of the collateral pledged by us to the lender including accrued interest receivable on such collateral.

We are exposed to changing interest rates and market conditions, which affects cash flows associated with borrowings. We enter into derivative instruments, such as interest rate swaps, to mitigate these risks. Interest rate swaps are used to mitigate the exposure to changes in interest rates and involve the receipt of variable-rate interest amounts from a counterparty in exchange for us making payments based on a fixed interest rate over the life of the swap contract.

Certain of our subsidiaries have entered into over-the-counter ("OTC") interest rate swap agreements to hedge risks associated with movements in interest rates. Because certain interest rate swaps were not cleared through a central counterparty, we remain exposed to the counterparty's ability to perform its obligations under each such swap and cannot look to the creditworthiness of a central counterparty for performance. As a result, if an OTC swap counterparty cannot perform under the terms of an interest rate swap, our subsidiary would not receive payments due under that agreement, we may lose any unrealized gain associated with the interest rate swap and the hedged liability would cease to be hedged by the interest rate swap. While we would seek to terminate the relevant OTC swap transaction and may have a claim against the defaulting counterparty for any losses, including unrealized gains, there is no assurance that we would be able to recover such amounts or to replace the relevant swap on economically viable terms or at all. In such case, we could be forced to cover our unhedged liabilities at the then current market price. We may also be at risk for any collateral we have pledged to secure our obligations under the OTC interest rate swap if the counterparty becomes insolvent or files for bankruptcy. Therefore, upon a default by an interest rate swap agreement counterparty, the interest rate swap would no longer mitigate the impact of changes in interest rates as intended.

The table below presents information with respect to any counterparty for repurchase agreements for which our Company had greater than 5% of stockholders' equity at risk in the aggregate.

		December 31, 2023		
(in thousands)	Counterparty Rating	Amount of Risk	Weighted Average Months to Maturity for Agreement	Percentage of Stockholders' Equity
JPMorgan Chase Bank, N.A.	A+/Aa2	$ 516,261	29	19.6%
Wells Fargo Bank, N.A.	A+/Aa2	$ 147,722	30	5.6%

In the table above,

- The counterparty ratings presented are the long-term issuer credit rating as rated by S&P and Moody's, respectively.

- The amount at risk reflects the difference between the amount loaned through repurchase agreements, including interest payable, and the cash and fair value of the assets pledged as collateral, including accrued interest receivable.

Capital market risk. We are exposed to risks related to the equity capital markets, and our related ability to raise capital through the issuance of our common stock or other equity instruments. We are also exposed to risks related to the debt capital markets, and our related ability to finance our business through borrowings under repurchase obligations or other financing arrangements. As a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore requires us to utilize debt or equity capital to finance our business. We seek to mitigate these risks by monitoring the debt and equity capital markets to inform our decisions on the amount, timing, and terms of capital we raise.

Off-balance sheet risk. Off-balance sheet risk refers to situations where the maximum potential loss resulting from changes in the level or volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of the reported amounts of such assets and liabilities currently reflected in the accompanying consolidated balance sheets.

Inflation risk. Most of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance significantly more than inflation does. Changes in interest rates may, but do not necessarily, correlate with inflation rates and/or changes in inflation rates. See "Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk" in this annual report on Form 10-K for a discussion on interest rate sensitivity.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Ready Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ready Capital Corporation and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in the Index at Item 8 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for loan losses - Refer to Notes 3 and 6 to the financial statements

Critical Audit Matter Description

The allowance for loan losses is intended to provide for credit losses of loans within the loans held-for-investment portfolio and is reviewed quarterly for adequacy considering credit quality indicators, including probable and historical losses, collateral values, loan-to-value ratio and macroeconomic conditions. The allowance for loan losses is increased through provisions for loan losses charged to earnings and reduced by charge-offs, net of recoveries. For loans that do not share similar risk characteristics with the remainder of the portfolio, the Company evaluates the allowance for loan losses on an individual basis, and not as part of the pool. In addition, the Company considers loan investments that are both (i) expected to be substantially repaid through the operation or sale of the underlying collateral, and (ii) for which the borrower is experiencing financial difficulty, to be "collateral-dependent" loans.

Significant inputs to the Company's forecasting methods include loan-to-value, vintage year, loan-term, underlying property type, occupancy, geographic location, and others. Significant judgments are required in determining the allowance, including making assumptions regarding the ongoing performance of the loan, and the value of the underlying collateral.

Given the judgment necessary to estimate internal and external factors that may affect collectability of these loans, auditing the estimated allowance for loan losses involved especially complex and subjective judgment, including the need to involve our specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's the allowance for loan losses, including procedures around the fair value of collateral included the following, among others:

- We tested the effectiveness of controls over the allowance for loan losses, including management's controls over the monitoring of loan performance, and the value of the underlying collateral.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the underlying collateral values for consistency with external data from other sources.

- We tested the significant inputs into the forecast methods, including loan performance, to determine whether the information used was relevant, accurate and complete. We also tested the mathematical accuracy of the calculation.

Servicing rights - Refer to Note 9 to the financial statements

Critical Audit Matter Description

The Company's residential mortgage servicing rights (the "MSRs") are included within assets held for sale. The Company had elected to account for these assets at fair value. The Company uses an independent third-party valuation expert to assist management in estimating the fair value of the MSRs. The third-party valuation expert uses a discounted cash flow approach which consists of projecting servicing cash flows discounted at a rate that management believes market participants would use in their determinations of fair value. The key assumptions used in the estimation of the fair value of the MSRs include prepayment rates, discount rates, and cost of servicing. A change in the discount rate, prepayment rate or cost of servicing can have a significant effect on the fair value of the MSRs.

We identified the valuation of the MSRs as a critical audit matter because of the significant judgments made by management in determining the discount rate, prepayment rate, and cost of servicing assumptions. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimate and assumptions related to selection of the discount rate, prepayment rate and cost of servicing.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the discount rate, prepayment rate, and cost of servicing assumptions included the following, among others:

- We tested the effectiveness of controls over determining the fair value, including those over the determination of the discount rate, prepayment rate and cost of servicing assumptions.
- We tested the effectiveness of controls over the third-party valuation expert by evaluating management's process for monitoring the competence, capabilities, and objectivity of the valuation expert as well as evaluating the relevance, completeness, and accuracy of the source data used by the valuation expert.
- We evaluated management's process for obtaining an understanding of the work of the valuation expert, including consideration of the relevance and reasonableness of the assumptions, methods, and models used by the valuation expert.

- We evaluated the reasonableness of management's discount rate, prepayment rate and cost of service assumptions of the underlying mortgage loans, by comparing historical assumptions to current assumptions and testing the source data used by the valuation expert.
- With the assistance of our fair value specialists, we evaluated the reasonableness of management's discount rate, prepayment rate and cost of servicing assumptions which included a comparison to independent market information. We also tested the mathematical accuracy of the calculation.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 28, 2024

We have served as the Company's auditor since 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Ready Capital Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ready Capital Corporation and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 28, 2024, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
New York, New York
February 28, 2024

READY CAPITAL CORPORATION
CONSOLIDATED BALANCE SHEETS

(in thousands)		December 31, 2023		December 31, 2022
Assets				
Cash and cash equivalents	$	138,532	$	147,399
Restricted cash		30,063		48,146
Loans, net (including $9,348 and $9,786 held at fair value)		4,020,160		3,571,799
Loans, held for sale, at fair value		81,599		123,735
Paycheck Protection Program loans (including $165 and $576 held at fair value)		34,597		186,985
Mortgage-backed securities		27,436		32,041
Investment in unconsolidated joint ventures (including $7,360 and $8,094 held at fair value)		133,321		118,641
Derivative instruments		2,404		12,532
Servicing rights		102,837		87,117
Real estate owned, held for sale		252,949		117,098
Other assets		265,578		183,533
Assets of consolidated VIEs		6,897,145		6,552,760
Assets held for sale (refer to Note 9)		454,596		439,191
Total Assets	$	**12,441,217**	$	**11,620,977**
Liabilities				
Secured borrowings		2,102,075		2,663,735
Paycheck Protection Program Liquidity Facility (PPPLF) borrowings		36,036		201,011
Securitized debt obligations of consolidated VIEs, net		5,068,453		4,903,350
Convertible notes, net		—		114,397
Senior secured notes, net		345,127		343,355
Corporate debt, net		764,908		662,665
Guaranteed loan financing		844,540		264,889
Contingent consideration		7,628		28,500
Derivative instruments		212		1,319
Dividends payable		54,289		47,177
Loan participations sold		62,944		54,641
Due to third parties		3,641		11,805
Accounts payable and other accrued liabilities		171,445		153,614
Liabilities held for sale (refer to Note 9)		333,157		271,924
Total Liabilities	$	**9,794,455**	$	**9,722,382**
Preferred stock Series C, liquidation preference $25.00 per share (refer to Note 20)		8,361		8,361
Commitments & contingencies (refer to Note 24)				
Stockholders' Equity				
Preferred stock Series E, liquidation preference $25.00 per share (refer to Note 20)		111,378		111,378
Common stock, $0.0001 par value, 500,000,000 shares authorized, 172,276,105 and 110,523,641 shares issued and outstanding, respectively		17		11
Additional paid-in capital		2,321,989		1,684,074
Retained earnings		124,413		4,994
Accumulated other comprehensive loss		(17,860)		(9,369)
Total Ready Capital Corporation equity		2,539,937		1,791,088
Non-controlling interests		98,464		99,146
Total Stockholders' Equity	$	**2,638,401**	$	**1,890,234**
Total Liabilities, Redeemable Preferred Stock, and Stockholders' Equity	$	**12,441,217**	$	**11,620,977**

See Notes To Consolidated Financial Statements

READY CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)		For the Year Ended December 31, 2023		2022		2021
Interest income	$	945,814	$	663,217	$	395,196
Interest expense		(716,468)		(392,360)		(204,368)
Net interest income before provision for loan losses	**$**	**229,346**	**$**	**270,857**	**$**	**190,828**
Provision for loan losses		(7,230)		(34,442)		(8,049)
Net interest income after provision for loan losses	**$**	**222,116**	**$**	**236,415**	**$**	**182,779**
Non-interest income						
Net realized gain (loss) on financial instruments and real estate owned		65,008		53,764		68,881
Net unrealized gain (loss) on financial instruments		9,718		21,890		22,457
Servicing income, net of amortization and impairment of $7,911, $19,653 and $10,588		21,161		11,428		17,623
Income on purchased future receivables, net of allowance for credit losses of $8,989, $3,357 and $1,296		2,387		5,490		10,257
Gain on bargain purchase		207,972		—		—
Income (loss) on unconsolidated joint ventures		(905)		11,661		6,916
Other income		103,127		50,718		6,856
Total non-interest income	**$**	**408,468**	**$**	**154,951**	**$**	**132,990**
Non-interest expense						
Employee compensation and benefits		(81,530)		(74,989)		(57,092)
Allocated employee compensation and benefits from related party		(10,837)		(9,549)		(12,031)
Professional fees		(34,738)		(17,302)		(13,388)
Management fees – related party		(25,103)		(19,295)		(10,928)
Incentive fees – related party		(1,791)		(3,105)		(5,419)
Loan servicing expense		(40,811)		(30,814)		(20,566)
Transaction related expenses		(17,764)		(13,633)		(14,282)
Other operating expenses		(59,591)		(47,653)		(49,903)
Total non-interest expense	**$**	**(272,165)**	**$**	**(216,340)**	**$**	**(183,609)**
Income from continuing operations before provision for income taxes		358,419		175,026		132,160
Income tax provision		(7,174)		(15,475)		(14,859)
Net income from continuing operations	**$**	**351,245**	**$**	**159,551**	**$**	**117,301**
Discontinued operations (refer to Note 9)						
Income (loss) from discontinued operations before benefit (provision) for income taxes		(3,779)		57,870		56,897
Income tax benefit (provision)		945		(14,258)		(14,224)
Net income (loss) from discontinued operations		**(2,834)**		**43,612**		**42,673**
Net income		**348,411**		**203,163**		**159,974**
Less: Dividends on preferred stock		7,997		7,996		7,503
Less: Net income attributable to non-controlling interest		8,960		8,900		2,230
Net income attributable to Ready Capital Corporation	**$**	**331,454**	**$**	**186,267**	**$**	**150,241**
Earnings per common share from continuing operations - basic	**$**	**2.27**	**$**	**1.32**	**$**	**1.55**
Earnings per common share from discontinued operations - basic	**$**	**(0.02)**	**$**	**0.41**	**$**	**0.62**
Total earnings per common share - basic	**$**	**2.25**	**$**	**1.73**	**$**	**2.17**
Earnings per common share from continuing operations - diluted	**$**	**2.24**	**$**	**1.28**	**$**	**1.54**
Earnings per common share from discontinued operations - diluted	**$**	**(0.02)**	**$**	**0.37**	**$**	**0.62**
Total earnings per common share - diluted	**$**	**2.22**	**$**	**1.65**	**$**	**2.16**
Weighted-average shares outstanding						
Basic		146,841,594		106,878,139		68,511,578
Diluted		148,567,026		117,193,958		68,660,906
Dividends declared per share of common stock	**$**	**1.46**	**$**	**1.66**	**$**	**1.66**

See Notes To Consolidated Financial Statements

READY CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,				
(in thousands)		**2023**		**2022**		**2021**
Net income	$	348,411	$	203,163	$	159,974
Other comprehensive income (loss) - net change by component:						
Derivative financial instruments (cash flow hedges)		(10,533)		(2,133)		2,539
Foreign currency translation		1,974		(1,616)		1,947
Other comprehensive income (loss)	**$**	**(8,559)**	**$**	**(3,749)**	**$**	**4,486**
Comprehensive income	**$**	**339,852**	**$**	**199,414**	**$**	**164,460**
Less: Comprehensive income attributable to non-controlling interests		8,909		8,915		2,313
Comprehensive income attributable to Ready Capital Corporation	**$**	**330,943**	**$**	**190,499**	**$**	**162,147**

See Notes To Consolidated Financial Statements

READY CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands, except share data)	Preferred Series B Shares	Preferred Series B Amount	Preferred Series D Shares	Preferred Series D Amount	Preferred Series E Shares	Preferred Series E Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Ready Capital Corporation Equity	Non-Controlling Interest	Total Stockholders' Equity
Balance at December 31, 2020	—	$ —	—	$ —	—	$ —	54,368,999	$ 5	$ 849,541	$ (24,203)	$ (9,947)	$ 815,396	$ 18,812	$ 834,208
Dividend declared:														
Common Stock ($1.66 per share)										(117,440)		(117,440)		(117,440)
OP units													(1,581)	(1,581)
$1.088125 per Series B preferred share										(1,162)		(1,162)	(1)	(1,163)
$1.562505 per Series C preferred share										(492)		(492)		(492)
$0.953125 per Series D preferred share										(1,074)		(1,074)	(1)	(1,075)
$1.038460 per Series E preferred share										(4,775)		(4,775)		(4,775)
Shares issued pursuant to merger transactions	1,919,378	47,984	2,010,278	50,257			16,774,337	2	239,535			337,778		337,778
Equity issuances					4,600,000	111,378	3,527,935	1	55,308			166,687		166,687
Equity redemptions	(1,919,378)	(47,984)	(2,010,278)	(50,257)								(98,241)		(98,241)
Offering costs									(1,621)			(1,621)	(16)	(1,637)
Equity component of 2017 convertible note issuance									(410)			(410)	(7)	(417)
Distributions, net													(226)	(226)
Stock-based compensation							288,436		4,419			4,419		4,419
Conversion of OP units into common stock							882,202		13,207			13,207	(13,207)	—
Manager incentive fee paid in stock							84,758		1,386			1,386		1,386
Share repurchases							(88,617)		(1,293)			(1,293)		(1,293)
Reallocation of non-controlling interest									1,781		(189)	1,592	(1,592)	—
Net income										157,744		157,744	2,230	159,974
Other comprehensive income											4,403	4,403	83	4,486
Balance at December 31, 2021	—	$ —	—	$ —	4,600,000	$ 111,378	75,838,050	$ 8	$ 1,161,853	$ 8,598	$ (5,733)	$ 1,276,104	$ 4,494	$ 1,280,598
Dividend declared:														
Common Stock ($1.66 per share)										(189,871)		(189,871)		(189,871)
OP units													(2,794)	(2,794)
$1.5625 per Series C preferred share										(524)		(524)		(524)
$1.6250 per Series E preferred share										(7,472)		(7,472)		(7,472)
Distributions, net													(14,317)	(14,317)
Shares issued pursuant to merger transactions							30,252,764	3	437,308			437,311		437,311
OP units issued pursuant to merger transactions													20,745	20,745
Non-controlling interest acquired in merger transaction													82,524	82,524
Retirement of OP units													(2,000)	(2,000)
Equity issuances							8,100,926		124,515			124,515		124,515
Offering costs									(1,178)			(1,178)	(10)	(1,188)
Equity component of 2017 convertible note issuance									(443)			(443)	(5)	(448)
Sale of subsidiary interest to non-controlling interest													167	167
Stock-based compensation							409,642		6,196			6,196		6,196
Share repurchases							(4,077,741)		(42,622)			(42,622)		(42,622)
Reallocation of non-controlling interest									(1,555)		128	(1,427)	1,427	—
Net income										194,263		194,263	8,900	203,163
Other comprehensive income (loss)											(3,764)	(3,764)	15	(3,749)
Balance at December 31, 2022	—	$ —	—	$ —	4,600,000	$ 111,378	110,523,641	$ 11	$ 1,684,074	$ 4,994	$ (9,369)	$ 1,791,088	$ 99,146	$ 1,890,234
Dividend declared:														
Common Stock ($1.46 per share)										(212,035)		(212,035)		(212,035)
OP units													(2,169)	(2,169)
$1.5625 per Series C preferred share										(524)		(524)		(524)
$1.6250 per Series E preferred share										(7,473)		(7,473)		(7,473)
Distributions, net							(503)		(6)			(6)	(187)	(193)
Shares issued pursuant to merger transactions							62,229,429	6	637,223			637,229		637,229
Equity issuances									125			125		125
Offering costs									(226)			(226)	(2)	(228)
Equity component of 2017 convertible note issuance									(191)			(191)	(3)	(194)
Stock-based compensation							1,266,615		15,622			15,622		15,622
Conversion of OP units into common stock							263,401		2,842			2,842	(2,842)	—
Share repurchases							(2,006,478)		(21,845)			(21,845)		(21,845)
Reallocation of non-controlling interest									4,371		17	4,388	(4,388)	—
Net income										339,451		339,451	8,960	348,411
Other comprehensive loss											(8,508)	(8,508)	(51)	(8,559)
Balance at December 31, 2023	—	$ —	—	$ —	4,600,000	$ 111,378	172,276,105	$ 17	$ 2,321,989	$ 124,413	$ (17,860)	$ 2,539,937	$ 98,464	$ 2,638,401

See Notes To Consolidated Financial Statements

READY CAPITAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)		For the Year Ended December 31,				
		2023		**2022**		**2021**
Cash Flows From Operating Activities:						
Net income	$	348,411	$	203,163	$	159,974
Net income (loss) from discontinued operations, net of tax		(2,834)		43,612		42,673
Net income from continuing operations		351,245		159,551		117,301
Adjustments to reconcile net income to net cash provided by (used for) operating activities:						
Amortization of premiums, discounts, and debt issuance costs, net		66,526		2,433		(23,932)
Stock-based compensation		7,550		7,495		6,920
Provision for loan losses		7,230		34,442		8,049
Impairment loss on real estate owned, held for sale		8,638		4,033		2,293
Repair and denial reserve		(3,872)		(8,879)		10,168
Provision for loan losses on purchased future receivables		8,989		3,357		1,296
Loans, held for sale, net		18,062		192,094		(83,632)
Net income (loss) of unconsolidated joint ventures, net of distributions		2,933		(9,328)		561
Realized (gains) losses, net		(66,357)		(52,283)		(68,881)
Unrealized (gains) losses, net		(8,867)		(23,484)		(23,166)
Gain on bargain purchase		(207,972)		—		
Changes in operating assets and liabilities:						
Purchased future receivables, net		(10,226)		(3,731)		8,140
Derivative instruments		12,369		56,898		(63,430)
Assets of consolidated VIEs (excluding loans, net), accrued interest and due from servicers		(28,027)		(32,056)		6,182
Receivable from third parties		(21,313)		14,106		9,729
Other assets		(91,891)		(3,409)		(1,161)
Accounts payable and other accrued liabilities		55,840		(56,504)		3,661
Net cash provided by (used for) operating activities from continuing operations	$	100,857	$	284,735	$	(89,902)
Net cash provided by (used for) operating activities from discontinued operations		(49,727)		74,413		55,461
Net cash provided by (used for) operating activities	$	51,130	$	359,148	$	(34,441)
Cash Flows From Investing Activities:						
Origination of loans		(1,005,137)		(3,303,318)		(3,826,182)
Purchase of loans		—		(669,137)		(137,182)
Proceeds from disposition and principal payment of loans		1,779,990		1,471,118		973,111
Origination of Paycheck Protection Program loans		—		—		(2,129,830)
Purchase of Paycheck Protection Program loans		—		—		(3,866)
Proceeds from disposition and principal payment of Paycheck Protection Program loans		160,996		734,211		1,401,330
Funding of investments held to maturity		(140)		(5,848)		—
Proceeds from principal payments of investments held to maturity		—		27,006		—
Proceeds from sale and principal payment of mortgage-backed securities		8,059		61,504		2,015,907
Funding of real estate, held for sale		(12,463)		(10,972)		—
Proceeds from sale of real estate, held for sale		78,001		7,519		41,746
Investment in unconsolidated joint ventures		(25,186)		(122,391)		(59,714)
Distributions in excess of cumulative earnings from unconsolidated joint ventures		7,573		154,226		18,307
Payment of liabilities under participation agreements, net of proceeds received		(9,051)		(19,015)		—
Net cash provided by (used for) business acquisitions		38,710		123,566		(11,536)
Net cash provided by (used for) investing activities from continuing operations	$	1,021,352	$	(1,551,531)	$	(1,717,909)
Net cash used for investing activities from discontinued operations		(1,908)		(4,897)		(496)
Net cash provided by (used for) investing activities	$	1,019,444	$	(1,556,428)	$	(1,718,405)
Cash Flows From Financing Activities:						
Proceeds from secured borrowings		4,127,416		7,770,435		7,756,474
Repayment of secured borrowings		(4,692,079)		(7,413,701)		(8,310,369)
Proceeds from the Paycheck Protection Program Liquidity Facility borrowings		—		—		2,299,167
Repayment of the Paycheck Protection Program Liquidity Facility borrowings		(164,975)		(740,494)		(1,433,938)
Proceeds from issuance of securitized debt obligations of consolidated VIEs		1,120,815		2,387,288		1,993,111
Repayment of securitized debt obligations of consolidated VIEs		(976,790)		(675,843)		(673,069)
Proceeds from corporate debt		—		220,146		303,511
Repayment of corporate debt		—		—		(50,000)
Proceeds from senior secured note		—		—		350,000
Repayment of senior secured note		—		—		(180,294)
Repayment of convertible note		(115,000)		—		—
Repayment of guaranteed loan financing		(154,441)		(109,279)		(70,388)
Payment of deferred financing costs		(32,210)		(43,937)		(46,938)
Payment of contingent consideration		(9,000)		(9,000)		—
Proceeds from issuance of equity, net of issuance costs		108		123,490		165,050
Preferred stock redemption		—		—		(98,241)
Common stock repurchased		(18,108)		(36,969)		—
Settlement of share-based awards in satisfaction of withholding tax requirements		(3,948)		(5,817)		(1,293)
Dividend payments		(215,089)		(187,832)		(111,924)
Tender offer of preferred shares		—		—		(11,133)
Distributions to non-controlling interests, net		(6)		(14,317)		59,172
Net cash provided by (used for) financing activities from continuing operations	$	(1,133,307)	$	1,264,170	$	1,938,898
Net cash provided by (used for) financing activities from discontinued operations		48,220		(93,191)		(63,206)
Net cash provided by (used for) financing activities	$	(1,085,087)	$	1,170,979	$	1,875,692
Net increase (decrease) in cash, cash equivalents, and restricted cash		(11,098)		(2,626)		131,087
Cash, cash equivalents, and restricted cash beginning balance		273,604		276,230		145,143
Cash, cash equivalents, and restricted cash ending balance	$	262,506	$	273,604	$	276,230
Supplemental disclosures:						
Cash paid for interest	$	661,169	$	355,230	$	186,095
Cash paid for income taxes	$	2,008	$	29,164	$	13,375
Non-cash investing activities						
Loans transferred from loans, held for sale to loans, net	$	68,661	$	3,987	$	—
Loans transferred from loans, net to loans, held for sale	$	3,641	$	3,093	$	—
Paid-in-kind accrued interest	$	42,148	$	—	$	—
Consolidation of assets in securitization trusts	$	689,079	$	—	$	—
Loans transferred to real estate owned, held for sale	$	56,900	$	1,598	$	9,015
Investments held to maturity transferred to real estate owned	$	—	$	29,904	$	—
Contingent consideration in connection with acquisitions	$	—	$	25,000	$	12,400
Non-cash financing activities						
Shares and OP units issued in connection with merger transactions	$	637,229	$	458,056	$	239,537
Retirement of OP units	$	—	$	2,000	$	—
Consolidation of borrowings in securitization trusts	$	689,079	$	—	$	—
Share-based component of incentive fees	$	—	$	—	$	1,386
Conversion of OP units to common stock	$	2,842	$	—	$	13,207
Cash, cash equivalents, and restricted cash reconciliation						
Cash and cash equivalents	$	138,532	$	147,399	$	192,970
Restricted cash		30,063		48,146		41,032
Cash, cash equivalents, and restricted cash in assets of consolidated VIEs		93,911		78,059		42,228
Cash, cash equivalents, and restricted cash ending balance	$	262,506	$	273,604	$	276,230

See Notes To Consolidated Financial Statements

READY CAPITAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

Ready Capital Corporation (the "Company" or "Ready Capital" and together with its subsidiaries "we," "us" and "our"), is a Maryland corporation. The Company is a multi-strategy real estate finance company that originates, acquires, finances and services lower-to-middle-market commercial real estate ("LMM") loans, Small Business Administration ("SBA") loans, construction loans, and to a lesser extent, mortgage-backed securities ("MBS") collateralized primarily by LMM loans, or other real estate-related investments. LMM loans represent a special category of commercial loans, sharing both commercial and residential loan characteristics. LMM loans are generally secured by first mortgages on commercial properties, but because LMM loans are also often accompanied by collateralization of personal assets and subordinate lien positions, aspects of residential mortgage credit analysis are utilized in the underwriting process.

The Company is externally managed and advised by Waterfall Asset Management, LLC ("Waterfall" or the "Manager"), an investment advisor registered with the United States Securities and Exchange Commission ("SEC") under the Investment Advisors Act of 1940, as amended.

Sutherland Partners, L.P. (the "operating partnership") holds substantially all of the Company's assets and conducts substantially all of the Company's business. As of December 31, 2023 and December 31, 2022, the Company owned approximately 99.2% and 98.6% of the operating partnership, respectively. The Company, as sole general partner of the operating partnership, has responsibility and discretion in the management and control of the operating partnership, and the limited partners of the operating partnership, in such capacity, have no authority to transact business for, or participate in the management activities of the operating partnership. Therefore, the Company consolidates the operating partnership.

Acquisitions

Broadmark. On May 31, 2023, the Company, Broadmark Realty Capital Inc., a Maryland corporation ("Broadmark"), and RCC Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Ready Capital ("RCC Merger Sub"), completed a merger (such transaction, the "Broadmark Merger") in which Broadmark merged with and into RCC Merger Sub, with RCC Merger Sub remaining as a wholly owned subsidiary of the Company.

At the effective time of the Broadmark Merger (the "Effective Time"), each share of common stock, par value $0.001 per share, of Broadmark (the "Broadmark Common Stock") issued and outstanding immediately prior to the Effective Time (excluding any shares held by the Company, RCC Merger Sub or any of their respective subsidiaries) was automatically cancelled and converted into the right to receive from the Company 0.47233 (the "Exchange Ratio") shares of its common stock, par value $0.0001 ("common stock"). No fractional shares of common stock were issued in the Broadmark Merger, and the value of any fractional interests to which a former holder of Broadmark Common Stock was otherwise entitled was paid in cash. In addition, RCC Merger Sub assumed Broadmark's outstanding senior unsecured notes.

Each award of performance restricted stock units (each a "Broadmark Performance RSU Award") granted by Broadmark under its 2019 Stock Incentive Plan (the "Broadmark Equity Plan"), as of the Effective Time, was automatically cancelled in exchange for the right to receive a number of shares of common stock equal to the product of (i) the number of shares of Broadmark Common Stock subject to such Broadmark Performance RSU Award based on the achievement of the applicable performance metric measured as of immediately prior to the Effective Time and (ii) the Exchange Ratio (rounded to the nearest whole share).

Each award of restricted stock units that was not a Broadmark Performance RSU Award granted pursuant to the Broadmark Equity Plan (each a "Broadmark RSU Award") was assumed by the Company and converted into an award of restricted stock units with respect to a number of shares of common stock, equal to the product of (i) the total number of shares of Broadmark Common Stock subject to such Broadmark RSU Award as of immediately prior to the Effective Time and (ii) the Exchange Ratio (rounded to the nearest whole share), on the same terms and conditions as were applicable to such Broadmark RSU Award as of immediately prior to the Effective Time.

Each holder of a warrant (whether designated as public warrants, private warrants or otherwise) representing the right to purchase shares of Broadmark Common Stock (each a "Broadmark Warrant") had the right to exercise such Broadmark Warrant at any time prior to the Effective Time in exchange for Broadmark Common Stock, in accordance with, and subject to, the terms and conditions of the agreement governing such Broadmark Warrant. Following the Effective Time, each Broadmark Warrant that was outstanding as of the Effective Time was assumed by the Company and entitles each holder thereof to receive, upon exercise of such assumed Broadmark Warrant, a number of shares of common stock equal to the product of (i) the total number of shares of Broadmark Common Stock that such holder would have been entitled to receive had such holder exercised such Broadmark Warrant immediately prior to the Effective Time and (ii) the Exchange Ratio. The per share price under each Broadmark Warrant was adjusted by dividing the per share purchase price under such Broadmark Warrant as of immediately prior to the Effective Time by the Exchange Ratio and rounding down to the nearest cent.

As a result of the Broadmark Merger, the number of directors on the Company's board of directors (the "Board") increased by three members, from nine to twelve, with the three additional directors each having served on the board of directors of Broadmark immediately prior to the Effective Time. The Broadmark Merger further diversified our business by expanding our residential and commercial construction lending platforms. Refer to Note 5 for assets acquired and liabilities assumed in the Broadmark Merger.

Mosaic. On March 16, 2022, pursuant to the terms of the Merger Agreement, dated as of November 3, 2021, as amended on February 7, 2022, the Company acquired, in a series of mergers (collectively, the "Mosaic Mergers"), a group of privately held, real estate structured finance opportunities funds, with a focus on construction lending (collectively, the "Mosaic Funds"), managed by MREC Management, LLC.

As consideration for the Mosaic Mergers, each former investor was entitled to receive an equal number of shares of each of Class B-1 Common Stock, $0.0001 par value per share (the "Class B-1 Common Stock"), Class B-2 Common Stock, $0.0001 par value per share (the "Class B-2 Common Stock") Class B-3 Common Stock, $0.0001 par value per share (the "Class B-3 Common Stock"), and Class B-4 Common Stock, $0.0001 par value per share (the "Class B-4 Common Stock" and, together with the Class B-1 Common Stock, the Class B-2 Common Stock and the Class B-3 Common Stock, the "Class B Common Stock"), of Ready Capital, contingent equity rights ("CERs") representing the potential right to receive shares of common stock as of the end of the three-year period following the closing date of the Mosaic Mergers based upon the performance of the assets acquired by Ready Capital pursuant to the Mosaic Mergers, and cash consideration in lieu of any fractional shares of Class B Common Stock.

The Class B Common Stock ranked equally with the common stock, except that the shares of Class B Common Stock were not listed on the New York Stock Exchange. On May 11, 2022, each issued and outstanding share of Class B Common Stock, pursuant to a Board resolution, automatically converted, on a one-for-one basis, into an equal number of shares of common stock, and as such, no shares of Class B Common Stock remain outstanding.

The CERs are contractual rights and do not represent any equity or ownership interest in Ready Capital or any of its affiliates. If any shares of common stock are issued in settlement of the CERs, each former investor will also be entitled to receive a number of additional shares of common stock equal to (i) the amount of any dividends or other distributions paid with respect to the number of whole shares of common stock received in respect of CERs and having a record date on or after the closing date of the Mergers and a payment date prior to the issuance date of such shares of common stock, divided by (ii) the greater of (a) the average of the volume weighted average prices of one share of common stock over the ten trading days preceding the determination date and (b) the most recently reported book value per share of common stock as of the determination date.

The acquisition further expanded the Company's investment portfolio and origination platform to include a diverse portfolio of construction assets with attractive portfolio yields. Refer to Note 5 for assets acquired and liabilities assumed in the Mosaic Mergers.

REIT Status

The Company qualifies as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), commencing with its first taxable year ended December 31, 2011. To maintain its tax status as a REIT, the Company distributes dividends equal to at least 90% of its taxable income in the form of distributions to shareholders.

Note 2. Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP")—as prescribed by the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") and the rules and regulations of the SEC.

Note 3. Summary of Significant Accounting Policies

Use of estimates
Preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. These estimates and assumptions are based on the best available information however, actual results could be materially different.

Basis of consolidation
The accompanying consolidated financial statements of the Company include the accounts and results of operations of the operating partnership and other consolidated subsidiaries and variable interest entities ("VIEs") in which the Company is the primary beneficiary. The consolidated financial statements are prepared in accordance with ASC 810, *Consolidation* ("ASC 810")*.* Intercompany balances and transactions have been eliminated.

Reclassifications
Certain amounts reported for the prior periods in the accompanying consolidated financial statements have been reclassified in order to conform to the current period's presentation.

Cash and cash equivalents
The Company accounts for cash and cash equivalents in accordance with ASC 305, *Cash and Cash Equivalents.* The Company defines cash and cash equivalents as cash, demand deposits, and short-term, highly liquid investments with original maturities of 90 days or less when purchased. Cash and cash equivalents are exposed to concentrations of credit risk. The Company deposits cash with institutions believed to have highly valuable and defensible business franchises, strong financial fundamentals, and predictable and stable operating environments.

Restricted cash
Restricted cash represents cash held by the Company as collateral against its derivatives, borrowings under repurchase agreements, borrowings under credit facilities and other financing agreements with counterparties, construction and mortgage escrows, as well as cash held for remittance on loans serviced for third parties. Restricted cash is not available for general corporate purposes but may be applied against amounts due to counterparties under existing swaps and repurchase agreement borrowings, returned to the Company when the restriction requirements no longer exist or at the maturity of the swap or repurchase agreement.

Loans, net
Loans, net consists of loans, held-for-investment, net of allowance for credit losses, and loans, held at fair value.

Loans, held-for-investment. Loans, held-for-investment are loans acquired from third parties ("acquired loans"), loans originated by the Company that it does not intend to sell, or securitized loans that were previously originated. Certain securitized loans remain on the Company's balance sheet because the securitization vehicles are consolidated under ASC 810. Acquired loans are recorded at the valuation at the time of acquisition and are accounted for under ASC 310, *Receivables.*

The Company uses the interest method to recognize, as a constant effective yield adjustment, the difference between the initial recorded investment in the loan and the principal amount of the loan. The calculation of the constant effective yield necessary to apply the interest method uses the payment terms required by the loan contract, and prepayments of principal are not anticipated to shorten the loan term.

Loans, held at fair value. Loans, held at fair value represent certain loans originated by the Company for which the fair value option has been elected. Interest is recognized as interest income in the consolidated statements of income when earned and deemed collectible. Changes in fair value are recurring and are reported as net unrealized gain (loss) on financial instruments in the consolidated statements of income.

Allowance for credit losses. The allowance for credit losses consists of the allowance for losses on loans and lending commitments accounted for at amortized cost. Such loans and lending commitments are reviewed quarterly considering credit quality indicators, including probable and historical losses, collateral values, loan-to-value ("LTV") ratio and economic conditions. The allowance for credit losses increases through provisions charged to earnings and reduced by charge-offs, net of recoveries.

The Company utilizes loan loss forecasting models for estimating expected life-time credit losses, at the individual loan level, for its loan portfolio. The Current Expected Credit Loss ("CECL") forecasting methods used by the Company include (i) a probability of default and loss given default method using underlying third-party CMBS/CRE loan databases with historical loan losses and (ii) probability weighted expected cash flow method, depending on the type of loan and the availability of relevant historical market loan loss data. The Company might use other acceptable alternative approaches in the future depending on, among other factors, the type of loan, underlying collateral, and availability of relevant historical market loan loss data.

Significant inputs to the Company's forecasting methods include (i) key loan-specific inputs such as LTV, vintage year, loan-term, underlying property type, occupancy, geographic location, and others, and (ii) a macro-economic forecast, including unemployment rates, interest rates, commercial real estate prices, and others. These estimates may change in future periods based on available future macro-economic data and might result in a material change in the Company's future estimates of expected credit losses for its loan portfolio.

In certain instances, the Company considers relevant loan-specific qualitative factors to certain loans to estimate its CECL expected credit losses. The Company considers loan investments that are both (i) expected to be substantially repaid through the operation or sale of the underlying collateral, and (ii) for which the borrower is experiencing financial difficulty, to be "collateral-dependent" loans. For such loans that the Company determines that foreclosure of the collateral is probable, the Company measures the expected losses based on the difference between the fair value of the collateral (less costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan as of the measurement date. For collateral-dependent loans that the Company determines foreclosure is not probable, the Company applies a practical expedient to estimate expected losses using the difference between the collateral's fair value (less costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan.

While the Company has a formal methodology to determine the adequate and appropriate level of the allowance for credit losses, estimates of inherent loan losses involve judgment and assumptions as to various factors, including current economic conditions. The Company's determination of adequacy of the allowance for credit losses is based on quarterly evaluations of the above factors. Accordingly, the provision for credit losses will vary from period to period based on management's ongoing assessment of the adequacy of the allowance for credit losses.

Non-accrual loans. A loan is placed on nonaccrual status when it is probable that principal and interest will not be collected under the original contractual terms. At that time, interest income is no longer accrued. Non-accrual loans consist of loans for which principal or interest has been delinquent for 90 days or more and for which specific reserves are recorded, including purchased credit-deteriorated ("PCD") loans. Interest income accrued, but not collected, at the date loans are placed on non-accrual status is reversed, unless the loan is expected to be fully recoverable by the collateral or is in the process of being collected. Interest income is subsequently recognized only to the extent it is received in cash or until the loan qualifies for return to accrual status. However, where there is doubt regarding the ultimate collectability of loan principal, all cash received is applied to reduce the carrying value of such loans. Loans are restored to accrual status only when contractually current and the collection of future payments is reasonably assured. For construction loans that have been delinquent for 90 days or more, interest income may continue to accrue if it is probable that principal and interest will be collected in full, either through payments or payments in kind, under the terms of the agreement.

Loan modifications made to borrowers experiencing financial difficulty. In situations where economic or legal circumstances may cause a borrower to experience significant financial difficulties, the Company may grant concessions for a period of time to the borrower that it would not otherwise consider. These modified terms may include interest rate reductions, principal forgiveness, term extensions, and other-than-insignificant payment delay intended to minimize the Company's economic loss and to avoid foreclosure or repossession of collateral. The Company monitors the performance of loans modified to borrowers experiencing financial difficulty and considers loans that are 30 days past due to be in payment default.

Loans, held for sale, at fair value

Loans, held for sale, at fair value are loans that are expected to be sold to third parties in the near term for which the fair value option has been elected. Interest is recognized as interest income in the consolidated statements of income when earned and deemed collectible. For loans originated through the LMM Commercial Real Estate and Small Business Lending segments, changes in fair value are recurring and are reported as net unrealized gain (loss) on financial instruments in the consolidated statements of income. For originated SBA loans, the guaranteed portion is at fair value.

Paycheck Protection Program loans

Paycheck Protection Program ("PPP") loans originated in response to the COVID-19 pandemic are further described in Note 19. The Company has elected the fair value option for the loans originated by the Company for the first round of the program. Interest is recognized in the consolidated statements of income as interest income when earned and deemed collectible. Although PPP includes a 100% guarantee from the federal government and principal forgiveness for borrowers if the funds were used for defined purposes, changes in fair value are recurring and are reported as net unrealized gains (losses) on financial instruments in the consolidated statements of income.

The Company's loan originations in the second round of the program are accounted for as loans, held-for-investment under ASC 310. Loan origination fees and related direct loan origination costs are capitalized into the initial recorded investment in the loan and are deferred over the loan term. The Company recognizes the difference between the initial recorded investment and the principal amount of the loan as interest income using the effective yield method. The effective yield is determined based on the payment terms required by the loan contract as well as with actual and expected prepayments from loan forgiveness by the federal government.

Mortgage-backed securities

The Company accounts for MBS as trading securities and carries them at fair value under ASC 320, *Investments-Debt and Equity Securities* ("ASC 320")*.* The Company's MBS portfolio is comprised of asset-backed securities collateralized by interest in, or obligations backed by, pools of LMM loans, which are guaranteed by the U.S. government, such as the Government National Mortgage Association ("Ginnie Mae"), or guaranteed by federally sponsored enterprises, such as the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Purchases and sales of MBS are recorded as of the trade date. MBS securities pledged as collateral against borrowings under repurchase agreements are included in mortgage-backed securities on the consolidated balance sheets.

MBS are recorded at fair value as determined by market prices provided by independent broker dealers or other independent valuation service providers. The fair values assigned to these investments are based upon available information and may not reflect amounts that may be realized. The fair value adjustments on MBS are reported within net unrealized gain (loss) on financial instruments in the consolidated statements of income.

Derivative instruments

Subject to maintaining qualification as a REIT for U.S. federal income tax purposes, the Company utilizes derivative financial instruments, comprised of interest rate swaps and FX forwards as part of its risk management strategy. The Company accounts for derivative instruments under ASC 815, *Derivatives and Hedging* ("ASC 815"). All derivatives are reported as either assets or liabilities in the consolidated balance sheets at the estimated fair value with the changes in the fair value recorded in earnings unless hedge accounting is elected. As of December 31, 2023 and December 31, 2022, the Company had offset $34.4 million and $41.8 million of cash collateral payable against gross derivative asset positions, respectively.

Interest rate swap agreements. An interest rate swap is an agreement between two counterparties to exchange periodic interest payments where one party to the contract makes a fixed-rate payment in exchange for a floating-rate payment from the other party. The dollar amount each party pays is an agreed-upon periodic interest rate multiplied by a pre-determined dollar principal (notional amount). No principal (notional amount) is exchanged between the two parties at the trade initiation date and only interest payments are exchanged over the life of the contract. Interest rate swaps are classified as Level 2 in the fair value hierarchy. The fair value adjustments are reported within net unrealized gain (loss) on financial instruments, while the related interest income or interest expense are reported within net realized gain (loss) on financial instruments in the consolidated statements of income.

FX forwards. FX forwards are agreements between two counterparties to exchange a pair of currencies at a set rate on a future date. Such contracts are used to convert the foreign currency risk to U.S. dollars to mitigate exposure to fluctuations in FX rates. The fair value adjustments are reported within net unrealized gain (loss) on financial instruments in the consolidated statements of income. FX forwards are classified as Level 2 in the fair value hierarchy.

Hedge accounting. As a general rule, hedge accounting is permitted where the Company is exposed to a particular risk, such as interest rate risk, that causes changes in the fair value of an asset or liability or variability in the expected future cash flows of an existing asset, liability, or forecasted transaction that may affect earnings.

To qualify as an accounting hedge under the hedge accounting rules (versus an economic hedge where hedge accounting is not applied), a hedging relationship must be highly effective in offsetting the risk designated as being hedged. Cash flow hedges are used to hedge the exposure to the variability in cash flows from forecasted transactions, including the anticipated issuance of securitized debt obligations. ASC 815 requires that a forecasted transaction be identified as either: 1) a single transaction, or 2) a group of individual transactions that share the same risk exposures for which they are designated as being hedged. Hedges of forecasted transactions are considered cash flow hedges since the price is not fixed, hence involve variability of cash flows.

For qualifying cash flow hedges, the change in the fair value of the derivative (the hedging instrument) is recorded in other comprehensive income (loss) ("OCI") and is reclassified out of OCI and into the consolidated statements of income when the hedged cash flows affect earnings. These amounts are recognized consistent with the classification of the hedged item, primarily interest expense (for hedges of interest rate risk). If the hedge relationship is terminated, then the value of the derivative recorded in accumulated other comprehensive income (loss) ("AOCI") is recognized in earnings when the cash flows that were hedged affect earnings, so long as the forecasted transaction remains probable of occurring.

Hedge accounting is generally terminated at the debt issuance date because the Company is no longer exposed to cash flow variability subsequent to issuance. Accumulated amounts recorded in AOCI at that date are then released to earnings in future periods to reflect the difference in 1) the fixed rates economically locked in at the inception of the hedge and 2) the actual fixed rates established in the debt instrument at issuance. Because of the effects of the time value of money, the actual interest expense reported in earnings will not equal the effective yield locked in at hedge inception multiplied by the par value. Similarly, this hedging strategy does not actually fix the interest payments associated with the forecasted debt issuance.

Servicing rights
Servicing rights initially represent the fair value of expected future cash flows for performing servicing activities for others. The fair value considers estimated future servicing fees and ancillary revenue, offset by estimated costs to service the loans, and generally declines over time as net servicing cash flows are received, effectively amortizing the servicing right asset against contractual servicing and ancillary fee income.

Servicing rights are recognized upon sale of loans, including a securitization of loans accounted for as a sale in accordance with U.S. GAAP, if servicing is retained. For servicing rights, gains related to servicing rights retained is included in net realized gain (loss) in the consolidated statements of income.

Servicing rights relating to the Company's servicing of loans guaranteed by the SBA under its Section 7(a) loan program and multi-family servicing rights are accounted for under ASC 860, *Transfers and Servicing* ("ASC 860"). A significant portion of the Company's multi-family servicing rights are under the Freddie Mac program.

SBA and multi-family servicing rights are initially recorded at fair value and subsequently carried at amortized cost. Servicing rights are amortized in proportion to and over the expected service period, or term of the loans, and are evaluated for potential impairment quarterly.

For purposes of testing servicing rights for impairment, the Company first determines whether facts and circumstances exist that would suggest the carrying value of the servicing asset is not recoverable. If so, the Company then compares the net present value of servicing cash flow to its carrying value. The estimated net present value of servicing cash flows is determined using discounted cash flow modeling techniques, which require management to make estimates regarding future net servicing cash flows, taking into consideration historical and forecasted loan prepayment rates, delinquency rates and anticipated maturity defaults. If the carrying value of the servicing rights exceeds the net present value of servicing cash flows, the servicing rights are considered impaired, and an impairment loss is recognized in earnings for the amount by which carrying value exceeds the net present value of servicing cash flows.

The Company estimates the fair value of servicing rights by determining the present value of future expected servicing cash flows using modeling techniques that incorporate management's best estimates of key variables including estimates regarding future net servicing cash flows, forecasted loan prepayment rates, delinquency rates, and return requirements commensurate with the risks involved. Cash flow assumptions are modeled using internally forecasted revenue and expenses, and where possible, the reasonableness of assumptions is periodically validated through comparisons to market data. Prepayment speed estimates are determined from historical prepayment rates or obtained from third-party industry data. Return requirement assumptions are determined using data obtained from market participants, where available, or based on current relevant interest rates plus a risk-adjusted spread. The Company also considers other factors that can impact the value of the servicing rights, such as surety provider termination clauses and servicer terminations that could result if the Company failed to materially comply with the covenants or conditions of its servicing agreements and did not remedy the failure. Since many factors can affect the estimate of the fair value of servicing rights, the Company regularly evaluates the major assumptions and modeling techniques used in its estimate and reviews these assumptions against market comparables, if available. The Company monitors the actual performance of its servicing rights by regularly comparing actual cash flow, credit, and prepayment experience to modeled estimates.

Real estate owned, held for sale
Real estate owned, held for sale includes purchased real estate and real estate acquired in full or partial settlement of loan obligations, generally through foreclosure, that is being marketed for sale. Real estate owned, held for sale is recorded at acquisition at the property's estimated fair value less estimated costs to sell.

After acquisition, costs incurred relating to the development and improvement of property are capitalized to the extent they do not cause the recorded value to exceed the net realizable value, whereas costs relating to holding and disposition of the property are expensed as incurred. After acquisition, real estate owned, held for sale is analyzed periodically for changes in fair values and any subsequent write down is charged through impairment.

The Company records a gain or loss from the sale of real estate when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of real estate to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether the collectability of the transaction price is probable. Once these criteria are met, the real estate is derecognized and the gain or loss on sale is recorded upon transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present. This adjustment is based on management's estimate of the fair value of the loan extended to the buyer to finance the sale.

Investment in unconsolidated joint ventures
According to ASC 323, *Equity Method and Joint Ventures*, investors in unincorporated entities such as partnerships and unincorporated joint ventures generally shall account for their investments using the equity method of accounting if the investor has the ability to exercise significant influence over the investee. Under the equity method, the Company recognizes its allocable share of the earnings or losses of the investment monthly in earnings and adjusts the carrying amount for its share of the distributions that exceeds its allocable share of earnings.

Investments held to maturity
The Company accounts for held to maturity investments under ASC 320. Such securities are accounted for at amortized cost and reviewed on a quarterly basis to determine if an allowance for credit losses should be recorded in the consolidated statements of income.

Purchased future receivables

The Company provides working capital advances to small businesses through the purchase of their future revenues. The Company enters into a contract with the business whereby the Company pays the business an upfront amount in return for a specific amount of the business's future revenue receivables, known as payback amounts. The payback amounts are primarily received through daily payments initiated by automated clearing house transactions.

Revenues from purchased future receivables are realized when funds are received under each contract. The allocation of the amount received is determined by apportioning the amount received based upon the factor (discount) rate of the business's contract. Management believes that this methodology best reflects the effective interest method.

The CECL method the Company utilizes is an aging schedule where estimating expected life-time credit losses is determined on the basis of how long a receivable has been outstanding. Where there is doubt regarding the ultimate collectability, the allowance for credit losses increases through provisions recorded in the consolidated statements of income and reduced by charge-offs, net of recoveries. Purchased future receivables that have been delinquent for 90 days or more are considered uncollectible and subsequently charged off. While the Company has a formal methodology to determine the adequate and appropriate level of the allowance for credit losses, estimates involve judgment and assumptions as to various factors, including current economic conditions and inherent risk in the portfolio. The Company's determination of adequacy of the allowance for credit losses is based on quarterly evaluations of the above factors. Accordingly, the provision for credit losses will vary from period to period based on management's ongoing assessment of the adequacy of the allowance for credit losses.

Intangible assets

The Company accounts for intangible assets under ASC 350, *Intangibles- Goodwill and Other* ("ASC 350"). The Company's intangible assets include an SBA license, capitalized software, a broker network, trade names, customer relationships and an acquired favorable lease. The Company capitalizes software costs expected to result in long-term operational benefits, such as replacement systems or new applications that result in significantly increased operational efficiencies or functionality as well as costs related to internally developed software expected to be sold, leased or otherwise marketed under ASC 985-20, *Software- costs of software to be sold, leased, or marketed*. All other costs incurred in connection with internal use software are expensed as incurred. The Company initially records its intangible assets at cost or fair value and will test for impairment if a triggering event occurs. Intangible assets are included within other assets in the consolidated balance sheets. The Company amortizes intangible assets with identified estimated useful lives on a straight-line basis over their estimated useful lives.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of net assets, including identifiable intangible assets, at the acquisition date. Goodwill is assessed for impairment annually in the fourth quarter or more frequently if events or changes in circumstances indicate a potential impairment exists.

In assessing goodwill for impairment, the Company follows ASC 350, which permits a qualitative assessment of whether it is more likely than not that the fair value of the reporting unit is less than its carrying value including goodwill. If the qualitative assessment determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill, then no impairment is determined to exist for the reporting unit. However, if the qualitative assessment determines that it is more likely than not that the fair value of the reporting unit is less than its carrying value, including goodwill, or the Company chooses not to perform the qualitative assessment, then the Company compares the fair value of that reporting unit with its carrying value, including goodwill, in a quantitative assessment. If the carrying value of a reporting unit exceeds its fair value, goodwill is considered impaired with the impairment loss measured as the excess of the reporting unit's carrying value, including goodwill, over its fair value. The estimated fair value of the reporting unit is derived based on valuation techniques the Company believes market participants would use for each of the reporting units.

The qualitative assessment requires judgment to be applied in evaluating the effects of multiple factors, including actual and projected financial performance of the reporting unit, macroeconomic conditions, industry and market conditions and relevant entity specific events in determining whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. In the fourth quarter of 2023, as a result of the qualitative assessment, the Company determined that it was more likely than not that the estimated fair value of each of the reporting units exceeded its respective estimated carrying value. Therefore, goodwill for each reporting unit was not impaired and a quantitative test was not required.

Deferred financing costs

Costs incurred in connection with secured borrowings are accounted for under ASC 340, *Other Assets and Deferred Costs*. Deferred costs are capitalized and amortized using the effective interest method over the respective financing term with such amortization reflected on the Company's consolidated statements of income as a component of interest expense. Secured Borrowings may include legal, accounting and other related fees. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Unamortized deferred financing costs related to securitizations and note issuances are presented in the consolidated balance sheets as a direct deduction from the associated liability.

Due from servicers

The loan-servicing activities of the Company's LMM Commercial Real Estate segment are performed primarily by third-party servicers. SBA loans originated by and held at RCL are internally serviced. The Company's servicers hold substantially all of the cash owned by the Company related to loan servicing activities. These amounts include principal and interest payments made by borrowers, net of advances and servicing fees. Cash is generally received within thirty days of recording the receivable.

The Company is subject to credit risk to the extent any servicer with whom the Company conducts business is unable to deliver cash balances or process loan-related transactions on the Company's behalf. The Company monitors the financial condition of the servicers with whom the Company conducts business and believes the likelihood of loss under the aforementioned circumstances is remote.

Secured borrowings

Secured borrowings include borrowings under credit facilities and other financing agreements and repurchase agreements.

Borrowings under credit facilities and other financing agreements. Borrowings under credit facilities and other financing agreements are accounted for under ASC 470, *Debt* ("ASC 470")*.* The Company partially finances its loans, net through credit agreements and other financing agreements with various counterparties. These borrowings are collateralized by loans, held-for-investment, and loans, held for sale and have maturity dates within two years from the consolidated balance sheet date. If the fair value (as determined by the applicable counterparty) of the collateral securing these borrowings decreases, the Company may be subject to margin calls during the period the borrowings are outstanding. In instances where margin calls are not satisfied within the required time frame the counterparty may retain the collateral and pursue collection of any outstanding debt. Interest paid and accrued in connection with credit facilities is recorded as interest expense in the consolidated statements of income.

Borrowings under repurchase agreements. Borrowings under repurchase agreements are accounted for under ASC 860. Investment securities financed under repurchase agreements are treated as collateralized borrowings, unless they meet sale treatment or are deemed to be linked transactions. As of the current period ended, the Company had no such repurchase agreements that have been accounted for as components of linked transactions. All securities financed through a repurchase agreement have remained on the Company's consolidated balance sheets as an asset and cash received from the lender has been recorded on the Company's consolidated balance sheets as a liability. Interest paid and accrued in connection with repurchase agreements is recorded as interest expense in the consolidated statements of income.

Paycheck Protection Program Liquidity Facility borrowings

The Paycheck Protection Program Facility ("PPPLF") is a government loan facility created to enable the distribution of funds for PPP whereby the Company received advances from the Federal Reserve through the PPPLF. The Company accounts for borrowings under the PPPLF under ASC 470. Interest paid and accrued in connection with PPPLF is recorded as interest expense in the consolidated statements of income.

Securitized debt obligations of consolidated VIEs, net

Since 2011, the Company has engaged in several securitization transactions, which the Company accounts for under ASC 810. Securitization involves transferring assets to a special purpose entity or securitization trust, which typically qualifies as a VIE. The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and is required to consolidate the VIE. The consolidation of the VIE includes the VIE's issuance of senior securities to third parties, which are shown as securitized debt obligations of consolidated VIEs in the consolidated balance sheets.

Debt issuance costs related to securitizations are presented as a direct deduction from the carrying value of the related debt liability. Debt issuance costs are amortized using the effective interest method and are included in interest expense in the consolidated statements of income.

Convertible note, net
ASC 470 requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion to be separately accounted for in a manner that reflects the issuer's nonconvertible debt borrowing rate. ASC 470-20 requires that the initial proceeds from the sale of these notes be allocated between a liability component and an equity component in a manner that reflects interest expense at the interest rate of similar nonconvertible debt that could have been issued by the Company at such time. The Company measured the estimated fair value of the debt component of its convertible notes as of the issuance date based on its nonconvertible debt borrowing rate. The equity components of the Company's 7.00% convertible senior notes due 2023 ("Convertible Notes") have been reflected within additional paid-in capital in the Company's consolidated balance sheet, and the resulting debt discount is amortized over the period during which the Convertible Notes were outstanding (through the maturity date) as additional non-cash interest expense.

Upon repurchase of convertible debt instruments, ASC 470-20 requires the issuer to allocate total settlement consideration, inclusive of transaction costs, amongst the liability and equity components of the instrument based on the fair value of the liability component immediately prior to repurchase. The difference between the settlement consideration allocated to the liability component and the net carrying value of the liability component, including unamortized debt issuance costs, would be recognized as gain (loss) on extinguishment of debt in the Company's consolidated statements of income. The remaining settlement consideration allocated to the equity component would be recognized as a reduction of additional paid-in capital in the consolidated balance sheets. On August 15, 2023, the Company's outstanding Convertible Notes were repaid in full.

Senior secured notes, net
The Company accounts for secured debt offerings under ASC 470. Pursuant to the adoption of ASU 2015-03, the Company's senior secured notes are presented net of debt issuance costs. These senior secured notes are collateralized by loans, MBS, and retained interests of consolidated VIE's. Interest paid and accrued in connection with senior secured notes is recorded as interest expense in the consolidated statements of income.

Corporate debt, net
The Company accounts for corporate debt offerings under ASC 470. The Company's corporate debt is presented net of debt issuance costs. Interest paid and accrued in connection with corporate debt is recorded as interest expense in the consolidated statements of income.

Guaranteed loan financing
Certain partial loan sales do not qualify for sale accounting under ASC 860 because these sales do not meet the definition of a "participating interest," as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain as an investment in the consolidated balance sheets and the proceeds from the portion sold is recorded as guaranteed loan financing in the liabilities section of the consolidated balance sheets. For these partial loan sales, the interest earned on the entire loan balance is recorded as interest income and the interest earned by the buyer in the partial loan sale is recorded within interest expense in the accompanying consolidated statements of income.

Contingent consideration
The Company accounts for certain liabilities recognized in relation to mergers and acquisitions as contingent consideration whereby the fair value of this liability is dependent on certain criteria. Contingent consideration is classified as Level 3 in the fair value hierarchy with fair value adjustments reported within other income (loss) in the consolidated statements of income.

Loan participations sold
The Company accounts for loan participations sold, which represents an interest in a loan receivable sold, as a liability on the consolidated balance sheets as these arrangements do not qualify as a sale under U.S. GAAP. Such liabilities are non-recourse and remain on the consolidated balance sheets until the loan is repaid.

Due to third parties

Due to third parties primarily relates to funds held by the Company to advance certain expenditures necessary to fulfill the Company's obligations under its existing indebtedness or to be released at the Company's discretion upon the occurrence of certain pre-specified events, and to serve as additional collateral for borrowers' loans. While retained, these balances earn interest in accordance with the specific loan terms they are associated with.

Repair and denial reserve

The repair and denial reserve represents the potential liability to the SBA in the event that the Company is required to make the SBA whole for reimbursement of the guaranteed portion of SBA loans. The Company may be responsible for the guaranteed portion of SBA loans if there are lien and collateral issues, unauthorized use of proceeds, liquidation deficiencies, undocumented servicing actions or denial of SBA eligibility. This reserve is calculated using an estimated frequency of a repair and denial event upon default, as well as an estimate of the severity of the repair and denial as a percentage of the guaranteed balance.

Variable interest entities

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The entity that is the primary beneficiary is required to consolidate the VIE. An entity is deemed to be the primary beneficiary of a VIE if the entity has both (i) the power to direct the activities that most significantly impact the VIE's economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

In determining whether the Company is the primary beneficiary of a VIE, both qualitative and quantitative factors are considered regarding the nature, size and form of its involvement with the VIE, such as its role establishing the VIE and ongoing rights and responsibilities, the design of the VIE, its economic interests, servicing fees and servicing responsibilities, and other factors. The Company performs ongoing reassessments to evaluate whether changes in the entity's capital structure or changes in the nature of its involvement with the entity result in a change to the VIE designation or a change to its consolidation conclusion.

Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheets and the consolidated statements of income and represent direct investment in the operating partnership by third parties, including operating partnership units issued to satisfy a portion of the purchase price in connection with the Mosaic Mergers. In addition, the Company has non-controlling interests from investments in consolidated joint ventures whereby, net income or loss is generally based upon relative ownership interests or contractual arrangements.

Fair value option

ASC 825 provides a fair value option election that allows entities to make an election of fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The decision to elect the fair value option is determined on an instrument by instrument basis and must be applied to an entire instrument and is irrevocable once elected. Assets and liabilities measured at fair value pursuant to this guidance are required to be reported separately in the consolidated balance sheets from those instruments using another accounting method.

The Company has elected the fair value option for certain loans held-for-sale originated by the Company that it intends to sell in the near term. The fair value elections for loans, held for sale originated by the Company were made due to the short-term nature of these instruments. This includes loans originated in round one of the PPP. The Company additionally elected the fair value option for certain investments in unconsolidated joint ventures due to their short-term tenor.

Share repurchase program

The Company accounts for repurchases of its common stock as a reduction in additional paid in capital. The amounts recognized represent the amount paid to repurchase these shares and are categorized on the balance sheet and changes in equity as a reduction in additional paid in capital.

Earnings per share

The Company presents both basic and diluted earnings per share ("EPS") amounts in its consolidated financial statements. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the maximum potential dilution that could occur from the Company's share-based compensation, consisting of unvested restricted stock units ("RSUs"), unvested restricted stock awards ("RSAs"), performance-based equity awards, as well as the dilutive impact of the Convertible Notes (for the periods during which they were outstanding), convertible preferred stock and CERs under the if-converted method and warrants under the treasury stock method. Potential dilutive shares are excluded from the calculation if they have an anti-dilutive effect in the period.

All of the Company's unvested RSUs, unvested RSAs and preferred stock contain rights to receive non-forfeitable dividends and, thus, are participating securities. Due to the existence of these participating securities, the two-class method of computing EPS is required, unless another method is determined to be more dilutive. Under the two-class method, undistributed earnings are reallocated between shares of common stock and participating securities.

Income taxes

U.S. GAAP establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current period and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's consolidated financial statements or tax returns. The Company assesses the recoverability of deferred tax assets through evaluation of carryback availability, projected taxable income and other factors as applicable. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns as well as the recoverability of amounts recorded, including deferred tax assets.

The Company provides for exposure in connection with uncertain tax positions, which requires significant judgment by management including determination, based on the weight of the tax law and available evidence, that it is more-likely-than-not that a tax result will be realized. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense on the consolidated statements of income. As of the date of the consolidated balance sheets, the Company has accrued no taxes, interest or penalties related to uncertain tax positions. In addition, changes in this position in the next 12 months are not anticipated.

Revenue recognition

Under revenue recognition guidance, specifically ASC 606- *Revenue Recognition*, revenue is recognized upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized through the following five-step process:

Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Most of the Company's revenue streams, such as revenue associated with financial instruments, including interest income, realized or unrealized gains on financial instruments, loan servicing fees, loan origination fees, among other revenue streams, follow specific revenue recognition criteria and therefore the guidance referenced above does not have a material impact on the consolidated financial statements. In addition, revisions to existing accounting rules regarding the determination of whether a company is acting as a principal or agent in an arrangement and accounting for sales of nonfinancial assets where the seller has continuing involvement, did not materially impact the Company. A further description of the revenue recognition criteria is outlined below.

Interest income. Interest income on loans, held-for-investment, loans, held at fair value, loans, held for sale, and MBS, at fair value is accrued based on the outstanding principal amount and contractual terms of the instrument. Discounts or premiums associated with the loans and investment securities are amortized or accreted into interest income as a yield adjustment on the effective interest method, based on contractual cash flows through the maturity date of the investment. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to the accrual status of the asset. If the asset has been delinquent for the previous 90 days, the asset status will turn to non-accrual, and recognition of interest income will be suspended until the asset resumes contractual payments for three consecutive months.

Employee retention credit consulting income. In connection with the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), which provided numerous stimulus measures including the employee retention credit ("ERC"), the Company provided consulting services whereby ERC requests received were processed on the client's behalf. Income related to ERC consulting are recorded in accordance with ASC 606 and recognized when the performance obligation has been satisfied. In addition, the Company estimates an allowance for doubtful accounts in accordance with ASC 310 using historical data and other relevant factors, such as collection rate, to determine the uncollectible reserve rate. While the Company has a formal methodology to determine the adequate and appropriate level of the allowance for doubtful accounts, estimates of losses involve judgment and assumptions as to various factors, including current economic conditions. Accordingly, the provision for losses will vary from period to period based on management's ongoing assessment of the adequacy of the allowance for doubtful accounts. Employee retention credit consulting income is reported as other income and the provision for losses is reported as other expense in the consolidated statements of income.

Realized gains (losses). Upon the sale or disposition (not including the prepayment of outstanding principal balance) of loans or securities, the excess (or deficiency) of net proceeds over the net carrying value or cost basis of such loans or securities is recognized as a realized gain (loss).

Origination income and expense. Origination income represents fees received for origination of either loans, held at fair value, loans, held for sale, or loans, held-for-investment. For loans held, at fair value, and loans, held for sale , pursuant to ASC 825 the Company reports origination fee income as revenue and fees charged and costs incurred as expenses. These fees and costs are excluded from the fair value. For originated loans, held-for-investment, under ASC 310 the Company defers these origination fees and costs at origination and amortizes them under the effective interest method over the life of the loan. Origination fees and expenses for loans, held at fair value and loans, held for sale, are presented in the consolidated statements of income as components of other income and operating expenses. The amortization of net origination fees and expenses for loans, held-for-investment are presented in the consolidated statements of income as a component of interest income.

Assets and Liabilities Held for Sale
The Company classifies long-lived assets or a disposal group to be sold as held for sale in the period when all the necessary criteria are met. The criteria includes (i) management, having the authority to approve the action, commits to a plan to sell the asset or the disposal group (ii) the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset or disposal group have been initiated (iv) the sale of the asset or disposal group is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year (v) the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Upon determining that a long-lived asset or disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group, if material, in the line items assets or liabilities held for sale, respectively, on the consolidated balance sheets. A long-lived asset or disposal group that is classified as held for sale is measured at the lower of its cost or estimated fair value less any costs to sell. The fair values of assets held for sale are assessed each reporting period and changes in such fair values are reported as an adjustment to the carrying value of the asset or disposal group with an offset on the consolidated statements of income, to the extent that any subsequent changes in fair value do not exceed the cost basis of the asset or disposal group. Any loss resulting from the transfer of long-lived assets or disposal groups to assets held for sale is recognized in the period in which the held for sale criteria are met.

Discontinued Operations
The results of operations of long-lived assets or a disposal group that the Company has either disposed of or has classified as held for sale is reported as discontinued operations on the consolidated statements of income if the disposal represents a strategic shift that has or will have a major effect on the Company's operations and financial results.

Foreign currency transactions
Assets and liabilities denominated in non-U.S. currencies are translated into U.S. dollars using foreign currency exchange rates prevailing at the end of the reporting period. Revenue and expenses are translated at the average exchange rates for each reporting period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings. Gains or losses on translation of the financial statements of a non-U.S. operation, when the

functional currency is other than the U.S. dollar, are included, net of taxes, in the consolidated statements of comprehensive income.

Note 4. Recent accounting pronouncements

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures *Issued December 2023*

This ASU improves income tax disclosure requirements, primarily through standardization of rate reconciliation categories and disaggregation of income taxes paid by jurisdiction. The ASU is effective in reporting periods beginning after December 15, 2024 on a prospective or retrospective basis. Early adoption is permitted. The Company is currently assessing the impact upon adoption of this standard on the consolidated financial statements.

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures *Issued November 2023*

This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM"). The ASU is effective in reporting periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. Early adoption is permitted. The Company is currently assessing the impact upon adoption of this standard on the consolidated financial statements.

ASU 2023-06, Disclosure Improvements-Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative *Issued October 2023*

This ASU amends various disclosure and presentation requirements in response to the SEC's Release No. 33-10532 by aligning them with the SEC's regulations. The effective date for each amendment will be determined for each individual disclosure based on the effective date of the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K. However, if by June 30, 2027, the SEC has not removed the applicable disclosure from its regulations, the ASU will not become effective. Early adoption is prohibited and the amendments to the various topics should be applied on a prospective basis.

ASU 2023-05, Business Combinations- Joint Venture Formations (Topic 805): Recognition and Initial Measurement *Issued August 2023*

This ASU applies to the formation of a "joint venture" or a "corporate joint venture" and requires a joint venture to initially measure all contributions received upon its formation at fair value and is applicable to joint venture entities with a formation date on or after January 1, 2025 on a prospective basis. The Company is currently assessing the impact of the adoption of this standard on the consolidated financial statements.

ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement-Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation-Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120 ("SAB No. 120"), SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280-General Revision of Regulation S-X: Income or Loss Applicable to Common Stock *Issued July 2023*

This ASU amends various paragraphs in the FASB ASC to reflect the issuance of SAB No. 120, which provides guidance regarding the estimation of the fair value of share-based payment transactions when a company is in possession of material non-public information. ASU 2023-03 was effective upon addition to the FASB ASC. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

ASU 2022-02, Financial Instruments- Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures *Issued March 2022*

Eliminates the recognition and measurement guidance for TDRs and requires assessment on whether the modification represents a new loan or a continuation of an existing loan. This ASU requires enhanced disclosures about loan modifications for borrowers experiencing financial difficulty and vintage disclosures which show the gross write-offs recorded in the current period by origination year. The ASU is effective in reporting periods beginning after December 15, 2022, under a prospective approach. The ASU became effective for the Company in January 2023. The Company adopted the ASU under a prospective approach. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting *Issued March 2020*

This ASU provides optional expedients and exceptions to GAAP requirements for modifications on debt instruments, leases, derivatives, and other contracts, related to the expected market transition from LIBOR, and certain other floating rate benchmark indices, or collectively, IBORs, to alternative reference rates. The guidance generally considers contract modifications related to reference rate reform to be an event that does not require contract remeasurement at the modification date nor a reassessment of a previous accounting determination. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. The amendments in this update refine the scope for certain optional expedients and exceptions for contract modifications and hedge accounting to apply to derivative contracts and certain hedging relationships affected by the discounting transition. Guidance is optional and may be elected over time using a prospective application on all eligible contract modifications. In December 2022, the FASB issued ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The amendments in this update defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which relief will no longer be permitted. The Company has utilized the optional expedients as part of ASU 2020-04 for its hedge accounting practices and accounts for applicable modified contracts that incorporate alternative benchmarks as they are not substantially different.

Note 5. Business Combinations

Broadmark Merger

On May 31, 2023, the Company completed a merger with Broadmark, a specialty real estate finance company that specialized in originating and servicing residential and commercial construction loans. See Note 1 for more information about the Broadmark Merger. The consideration transferred was allocated to the assets acquired and liabilities assumed based on their respective fair values. The methodologies used, and key assumptions made, to estimate the fair value of the assets acquired and liabilities assumed are primarily based on future cash flows and discount rates.

The table below summarizes the fair value of assets acquired and liabilities assumed from the Broadmark Merger.

(in thousands)	Preliminary Purchase Price Allocation		Measurement Period Adjustments		Updated Purchase Price Allocation	
Assets						
Cash and cash equivalents	$	38,710	$	—	$	38,710
Loans, net		772,954		(8,587)		764,367
Real estate owned, held for sale		158,911		(5,365)		153,546
Other assets		17,107		(7,151)		9,956
Total assets acquired	**$**	**987,682**	**$**	**(21,103)**	**$**	**966,579**
Liabilities						
Corporate debt, net		98,028		—		98,028
Accounts payable and other accrued liabilities		22,531		819		23,350
Total liabilities assumed	**$**	**120,559**	**$**	**819**	**$**	**121,378**
Net assets acquired	**$**	**867,123**	**$**	**(21,922)**	**$**	**845,201**

In a business combination, the initial allocation of the purchase price is considered preliminary and therefore, is subject to change until the end of the measurement period. The final determination must occur within one year of the merger date. Because the measurement period is still open for the Broadmark Merger, certain fair value estimates may change once all information necessary to make a final fair value assessment has been received. The amounts presented in the table above pertained to the preliminary purchase price allocation reported at the time of the Broadmark Merger based on information that was available to management at the time the consolidated financial statements were prepared. The preliminary purchase price allocation is subject to change as the Company completes its analysis of the fair value of the assets acquired and liabilities assumed, which could have an impact on the consolidated financial statements. Subsequent to the determination of the preliminary purchase price allocation, the Company recorded a measurement period adjustment based on the updated valuations obtained by decreasing net assets acquired and the bargain purchase gain by $21.9 million.

The table below illustrates the aggregate consideration transferred, net assets acquired, and the related bargain purchase gain.

(in thousands)		Preliminary Purchase Price Allocation		Measurement Period Adjustments		Updated Purchase Price Allocation
Fair value of net assets acquired	$	867,123	$	(21,922)	$	845,201
Consideration transferred based on the value of common stock issued		637,229		—		637,229
Bargain purchase gain	**$**	**229,894**	**$**	**(21,922)**	**$**	**207,972**

In the table above, the bargain purchase gain represents the fair value of the assets acquired and liabilities assumed in the Broadmark Merger which exceeds the fair value of the 62.2 million shares of common stock issued at $10.24 per share at the Effective Time. Gain on bargain purchase is recognized in the consolidated statements of income.

The following pro-forma income and earnings (unaudited) of the combined company are presented as if the Broadmark Merger had occurred on January 1, 2023 and January 1, 2022.

		Year Ended December 31,		
(in thousands)		2023		2022
Selected Financial Data				
Interest income	$	984,892	$	777,248
Interest expense		(721,239)		(409,412)
Provision for loan losses		(11,864)		(72,708)
Non-interest income		410,081		265,117
Non-interest expense		(274,981)		(413,022)
Income before provision for income taxes	**$**	**386,889**	**$**	**147,223**
Income tax expense		(7,174)		(29,733)
Net income	**$**	**379,715**	**$**	**117,490**

Non-recurring pro-forma transaction costs directly attributable to the Broadmark Merger were $30.7 million for each of the years ended December 31, 2023 and 2022, and have been deducted from the non-interest expense amount above. These costs included legal, accounting, valuation, and other professional or consulting fees directly attributable to the Broadmark Merger.

Mosaic Mergers

On March 16, 2022, the Company acquired the Mosaic Funds, a group of privately held, real estate structured finance opportunities funds, with a focus on construction lending. See Note 1 for more information about the Mosaic Mergers. The consideration transferred was allocated to the assets acquired and liabilities assumed based on their respective fair values. The methodologies used, and key assumptions made, to estimate the fair value of the assets acquired and liabilities assumed are primarily based on future cash flows and discount rates.

The table below summarizes the fair value of assets acquired and liabilities assumed from the Mosaic Mergers.

(in thousands)		March 16, 2022
Assets		
Cash and cash equivalents	$	100,236
Restricted cash		23,330
Loans, net		412,745
Investments held to maturity		161,567
Real estate owned, held for sale		44,748
Other assets		19,952
Total assets acquired	**$**	**762,578**
Liabilities		
Secured borrowings		66,202
Loan participations sold		73,656
Due to third parties		24,301
Accounts payable and other accrued liabilities		38,781
Total liabilities assumed	**$**	**202,940**
Net assets acquired	**$**	**559,638**
Non-controlling interests		(82,524)
Net assets acquired, net of non-controlling interests	**$**	**477,114**

The table below illustrates the aggregate consideration transferred, net assets acquired, and the related goodwill.

(in thousands)		March 16, 2022
Fair value of net assets acquired	$	477,114
Consideration transferred based on the value of Class B shares issued		437,311
Consideration transferred based on the value of OP units issued		20,745
Fair value of CERs issued		25,000
Total consideration transferred	$	483,056
Goodwill	$	(5,942)

The table above includes contingent consideration in the form of CERs valued at approximately $25.0 million or $0.83 per CER. As of December 31, 2023, the CERs were valued at approximately $7.6 million or $0.25 per CER. See Note 7 for more information about the valuation of the CERs. As of December 31, 2023, the goodwill recorded in connection with the Mosaic Mergers has been allocated to the LMM Commercial Real Estate segment.

Note 6. Loans and allowance for credit losses

Loans includes (i) loans held for investment that are accounted for at amortized cost net of allowance for credit losses or (ii) loans held at fair value under the fair value option and (iii) loans held for sale, at fair value that are accounted for at the lower of cost or fair value. The classification for a loan is based on product type and management's strategy for the loan.

Loans with the "Other" classification are generally LMM acquired loans that have nonconforming characteristics for the Fixed rate, Bridge, Construction, or Freddie Mac classifications due to loan size, rate type, collateral, or borrower criteria.

Loan portfolio
The table below summarizes the classification, UPB, and carrying value of loans held by the Company including loans of consolidated VIEs.

		December 31, 2023				December 31, 2022	
(in thousands)		Carrying Value		UPB		Carrying Value	UPB
Loans							
Bridge	$	1,444,770	$	1,448,281	$	2,236,333 $	2,247,173
Fixed rate		247,476		241,674		182,415	175,285
Construction		1,207,783		1,212,526		445,814	448,923
Freddie Mac		9,500		9,719		10,040	9,932
SBA – 7(a)		995,974		1,003,323		491,532	509,672
Other		196,087		198,499		266,702	270,748
Total Loans, before allowance for loan losses	$	4,101,590	$	4,114,022	$	3,632,836 $	3,661,733
Allowance for loan losses	$	(81,430)	$	—	$	(61,037) $	—
Total Loans, net	$	4,020,160	$	4,114,022	$	3,571,799 $	3,661,733
Loans in consolidated VIEs							
Bridge		5,370,251		5,389,535		5,098,539	5,134,790
Fixed rate		790,068		790,967		856,345	856,914
SBA – 7(a)		213,892		227,636		64,226	70,904
Other		257,289		258,029		322,070	322,975
Total Loans, in consolidated VIEs, before allowance for loan losses	$	6,631,500	$	6,666,167	$	6,341,180 $	6,385,583
Allowance for loan losses on loans in consolidated VIEs	$	(20,175)	$	—	$	(29,482) $	—
Total Loans, net, in consolidated VIEs	$	6,611,325	$	6,666,167	$	6,311,698 $	6,385,583
Loans, held for sale, at fair value							
Fixed rate		—		—		60,551	68,280
Freddie Mac		20,955		20,729		13,791	13,611
SBA – 7(a)		59,421		55,769		44,037	41,674
Other		1,223		1,297		5,356	4,414
Total Loans, held for sale, at fair value	$	81,599	$	77,795	$	123,735 $	127,979
Total Loans, net and Loans, held for sale, at fair value	$	10,713,084	$	10,857,984	$	10,007,232 $	10,175,295
Paycheck Protection Program loans							
Paycheck Protection Program loans, held-for-investment		34,432		35,637		186,409	196,222
Paycheck Protection Program loans, held at fair value		165		165		576	576
Total Paycheck Protection Program loans	$	34,597	$	35,802	$	186,985 $	196,798
Total Loan portfolio	$	10,747,681	$	10,893,786	$	10,194,217 $	10,372,093

Loan vintage and credit quality indicators
The Company monitors the credit quality of its loan portfolio based on primary credit quality indicators, such as delinquency rates. Loans that are 30 days or more past due, provide an indication of the borrower's capacity and willingness to meet its financial obligations. Total Loans, net includes Loans, net in consolidated VIEs and a specific

allowance for loan losses of $57.1 million, including $21.4 million of PCD loan reserves as of December 31, 2023, and a specific allowance for loan losses of $32.8 million, including $16.0 million of PCD loan reserves, as of December 31, 2022.

The tables below summarize the classification, UPB, carrying value and gross write-offs of loans by year of origination.

(in thousands)	UPB	Carrying Value by Year of Origination						Total
		2023	2022	2021	2020	2019	Pre 2019	
December 31, 2023								
Bridge	$ 6,837,816	$ 323,648	$ 2,956,697	$ 2,949,521	$ 288,647	$ 166,266	$ 111,303	$ 6,796,082
Fixed rate	1,032,641	4,007	110,800	207,510	90,794	318,077	300,642	1,031,830
Construction	1,212,526	108,218	253,100	182,920	73,370	434,151	128,876	1,180,635
Freddie Mac	9,719	—	—	3,810	5,690	—	—	9,500
SBA - 7(a)	1,230,959	151,878	353,871	318,208	115,019	76,080	189,622	1,204,678
Other	456,528	2,599	4,877	18,549	8,708	43,724	374,776	453,233
Total Loans, before general allowance for loan losses	**$ 10,780,189**	**$ 590,350**	**$ 3,679,345**	**$ 3,680,518**	**$ 582,228**	**$ 1,038,298**	**$ 1,105,219**	**$ 10,675,958**
General allowance for loan losses								**$ (44,473)**
Total Loans, net								**$ 10,631,485**
Gross write-offs		**$ 100**	**$ 950**	**$ 3,236**	**$ 258**	**$ 360**	**$ 25,731**	**$ 30,635**
	UPB	**2022**	**2021**	**2020**	**2019**	**2018**	**Pre 2018**	**Total**
December 31, 2022								
Bridge	$ 7,381,963	$ 2,942,695	$ 3,575,213	$ 355,647	$ 288,957	$ 137,463	$ 27,971	$ 7,327,946
Fixed rate	1,032,199	96,897	154,077	92,080	343,500	134,666	213,406	1,034,626
Construction	448,923	27,532	—	10,000	348,622	42,651	—	428,805
Freddie Mac	9,932	—	3,891	6,149	—	—	—	10,040
SBA - 7(a)	580,576	110,549	79,946	36,853	77,449	89,085	158,378	552,260
Other	593,723	5,893	17,015	10,393	74,762	13,832	465,635	587,530
Total Loans, before general allowance for loan losses	**$ 10,047,316**	**$ 3,183,566**	**$ 3,830,142**	**$ 511,122**	**$ 1,133,290**	**$ 417,697**	**$ 865,390**	**$ 9,941,207**
General allowance for loan losses								**$ (57,710)**
Total Loans, net								**$ 9,883,497**

The tables below present delinquency information on loans, net by year of origination.

(in thousands)	UPB	Carrying Value by Year of Origination						Total
		2023	2022	2021	2020	2019	Pre 2019	
December 31, 2023								
Current	$ 9,632,399	$ 574,507	$ 3,351,046	$ 3,409,643	$ 495,433	$ 881,868	$ 875,348	$ 9,587,845
30 – 59 days past due	172,355	582	59,988	80,684	510	22,586	7,148	171,498
60+ days past due	975,435	15,261	268,311	190,191	86,285	133,844	222,723	916,615
Total Loans, before general allowance for loan losses	**$ 10,780,189**	**$ 590,350**	**$ 3,679,345**	**$ 3,680,518**	**$ 582,228**	**$ 1,038,298**	**$ 1,105,219**	**$ 10,675,958**
General allowance for loan losses								**$ (44,473)**
Total Loans, net								**$ 10,631,485**
	UPB	**2022**	**2021**	**2020**	**2019**	**2018**	**Pre 2018**	**Total**
December 31, 2022								
Current	$ 9,663,456	$ 3,098,103	$ 3,826,008	$ 500,807	$ 1,060,723	$ 298,208	$ 810,085	$ 9,593,934
30 – 59 days past due	111,992	85,403	3,483	1,634	6,654	11,190	1,948	110,312
60+ days past due	271,868	60	651	8,681	65,913	108,299	53,357	236,961
Total Loans, before general allowance for loan losses	**$ 10,047,316**	**$ 3,183,566**	**$ 3,830,142**	**$ 511,122**	**$ 1,133,290**	**$ 417,697**	**$ 865,390**	**$ 9,941,207**
General allowance for loan losses								**$ (57,710)**
Total Loans, net								**$ 9,883,497**

The table below presents delinquency information on loans, net by portfolio.

(in thousands)		Current		30-59 days past due		60+ days past due		Total		Non-Accrual Loans		90+ days past due and Accruing
December 31, 2023												
Bridge	$	6,186,367	$	87,163	$	522,552	$	6,796,082	$	339,073	$	—
Fixed rate		986,755		21,798		23,277		1,031,830		13,928		—
Construction		782,123		49,694		348,818		1,180,635		241,751		82,781
Freddie Mac		9,500		—		—		9,500		2,695		—
SBA – 7(a)		1,179,231		8,619		16,828		1,204,678		30,549		40
Other		443,869		4,224		5,140		453,233		6,005		—
Total Loans, before general allowance for loan losses	$	**9,587,845**	$	**171,498**	$	**916,615**	$	**10,675,958**	$	**634,001**	$	**82,821**
General allowance for loan losses							$	**(44,473)**				
Total Loans, net							$	**10,631,485**				
Percentage of loans outstanding		**89.8%**		**1.6%**		**8.6%**		**100%**		**5.9%**		**0.8%**
December 31, 2022												
Bridge	$	7,120,162	$	94,823	$	112,961	$	7,327,946	$	113,360	$	—
Fixed rate		993,832		8,101		32,693		1,034,626		28,719		—
Construction		372,812		—		55,993		428,805		55,993		—
Freddie Mac		6,947		—		3,093		10,040		3,093		—
SBA – 7(a)		541,378		6,690		4,192		552,260		12,790		—
Other		558,803		698		28,029		587,530		27,544		—
Total Loans, before general allowance for loan losses	$	**9,593,934**	$	**110,312**	$	**236,961**	$	**9,941,207**	$	**241,499**	$	**—**
General allowance for loan losses							$	**(57,710)**				
Total Loans, net							$	**9,883,497**				
Percentage of loans outstanding		**96.5%**		**1.1%**		**2.4%**		**100%**		**2.4%**		**0.0%**

In addition to delinquency rates, the current estimated LTV ratio, geographic distribution of the loan collateral and collateral concentration are primary credit quality indicators that provide insight into a borrower's capacity and willingness to meet its financial obligation. High LTV loans tend to have higher delinquency rates than loans where the borrower has equity in the collateral. The geographic distribution of the loan collateral considers factors such as the regional economy, property price changes and specific events such as natural disasters, which will affect credit quality. The collateral concentration of the loan portfolio considers economic factors or events may have a more pronounced impact on certain sectors or property types.

The table below presents quantitative information on the credit quality of loans, net.

(in thousands)	LTV[1] 0.0 – 20.0%	20.1 – 40.0%	40.1 – 60.0%	60.1 – 80.0%	80.1 – 100.0%	Greater than 100.0%	Total
December 31, 2023							
Bridge	$ 2,308	$ 97,309	$ 756,353	$ 5,781,651	$ 82,517	$ 75,944	$ 6,796,082
Fixed rate	5,222	36,021	449,804	517,628	19,965	3,190	1,031,830
Construction	25,173	94,856	532,730	355,631	119,191	53,054	1,180,635
Freddie Mac	—	—	2,995	6,505	—	—	9,500
SBA – 7(a)	10,627	56,061	172,743	404,102	226,327	334,818	1,204,678
Other	127,310	159,386	81,291	68,451	14,124	2,671	453,233
Total Loans, before general allowance for loan losses	**$ 170,640**	**$ 443,633**	**$ 1,995,916**	**$ 7,133,968**	**$ 462,124**	**$ 469,677**	**$ 10,675,958**
General allowance for loan losses							**$ (44,473)**
Total Loans, net							**$ 10,631,485**
Percentage of loans outstanding	**1.6%**	**4.2%**	**18.7%**	**66.8%**	**4.3%**	**4.4%**	
December 31, 2022							
Bridge	$ 717	$ 104,606	$ 700,835	$ 6,331,353	$ 167,521	$ 22,914	$ 7,327,946
Fixed rate	9,102	35,459	386,040	578,456	17,056	8,513	1,034,626
Construction	10,817	12,910	26,387	349,085	24,142	5,464	428,805
Freddie Mac	—	—	3,056	6,984	—	—	10,040
SBA – 7(a)	7,275	45,366	92,592	189,733	78,577	138,717	552,260
Other	173,720	214,370	115,934	70,124	8,153	5,229	587,530
Total Loans, before general allowance for loan losses	**$ 201,631**	**$ 412,711**	**$ 1,324,844**	**$ 7,525,735**	**$ 295,449**	**$ 180,837**	**$ 9,941,207**
General allowance for loan losses							**$ (57,710)**
Total Loans, net							**$ 9,883,497**
Percentage of loans outstanding	**2.0%**	**4.2%**	**13.3%**	**75.7%**	**3.0%**	**1.8%**	

(1) LTV is calculated by dividing the current carrying amount by the most recent collateral value received. The most recent value for performing loans is often the third-party as-is valuation utilized during the original underwriting process

The table below presents the geographic concentration of loans, net, secured by real estate.

Geographic Concentration (% of UPB)	**December 31, 2023**	**December 31, 2022**
Texas	18.6 %	20.2 %
California	11.4	11.1
Georgia	7.1	7.6
Florida	6.4	6.3
Arizona	6.1	6.8
Oregon	5.9	4.4
New York	4.8	5.5
North Carolina	4.1	4.2
Illinois	3.7	3.9
Washington	3.4	1.6
Other	28.5	28.4
Total	**100.0 %**	**100.0 %**

The table below presents the collateral type concentration of loans, net.

Collateral Concentration (% of UPB)	**December 31, 2023**	**December 31, 2022**
Multi-family	60.9 %	67.0 %
SBA	11.4	5.8
Mixed Use	8.4	8.1
Office	4.4	4.9
Industrial	4.3	5.0
Retail	4.3	5.5
Lodging	1.6	1.6
Other	4.7	2.1
Total	**100.0 %**	**100.0 %**

The table below presents the collateral type concentration of SBA loans within loans, net.

Collateral Concentration (% of UPB)	December 31, 2023	December 31, 2022
Lodging	23.4 %	14.6 %
Gasoline Service Stations	12.8	2.5
Eating Places	6.2	3.7
Child Day Care Services	5.6	5.7
Offices of Physicians	4.1	7.5
General Freight Trucking, Local	3.5	2.5
Grocery Stores	2.3	1.6
Coin-Operated Laundries and Drycleaners	1.9	0.8
Funeral Service & Crematories	1.4	1.2
Beer, Wine, and Liquor Stores	1.3	1.0
Other	37.5	58.9
Total	**100.0 %**	**100.0 %**

Allowance for credit losses

The allowance for credit losses consists of the allowance for losses on loans and lending commitments accounted for at amortized cost. Such loans and lending commitments are reviewed quarterly considering credit quality indicators, including probable and historical losses, collateral values, LTV ratios, and economic conditions.

The table below presents the allowance for loan losses by loan product and impairment methodology.

(in thousands)	Bridge	Fixed Rate	Construction	SBA – 7(a)	Other	Total
December 31, 2023						
General	$ 17,302	$ 7,884	$ 3,722	$ 12,679	$ 2,886	$ 44,473
Specific	18,939	5,714	5,726	5,188	143	35,710
PCD	—	—	21,422	—	—	21,422
Ending balance	**$ 36,241**	**$ 13,598**	**$ 30,870**	**$ 17,867**	**$ 3,029**	**$ 101,605**
December 31, 2022						
General	$ 42,979	$ 2,397	$ 325	$ 10,801	$ 1,208	$ 57,710
Specific	6,926	4,134	1,037	3,498	1,242	16,837
PCD	—	—	15,972	—	—	15,972
Ending balance	**$ 49,905**	**$ 6,531**	**$ 17,334**	**$ 14,299**	**$ 2,450**	**$ 90,519**

The table below presents a summary of the changes in the allowance for loan losses.

(in thousands)	Bridge	Fixed Rate	Construction	SBA – 7(a)	Other	Total
Year Ended December 31, 2023						
Beginning balance	$ 49,905	$ 6,531	$ 17,334	$ 14,299	$ 2,450	$ 90,519
Provision for (recoveries of) loan losses	(13,045)	8,571	6,363	5,598	1,185	8,672
PCD [1]	—	—	32,862	—	—	32,862
Charge-offs and sales	(619)	(1,504)	(25,689)	(2,217)	(606)	(30,635)
Recoveries	—	—	—	187	—	187
Ending balance	**$ 36,241**	**13,598**	**30,870**	**17,867**	**3,029**	**101,605**
Year Ended December 31, 2022						
Beginning balance	$ 19,519	6,861	—	12,180	6,757	45,317
Provision for (recoveries of) loan losses	31,086	(240)	1,362	2,971	(4,225)	30,954
PCD [2]	—	—	15,972	—	—	15,972
Charge-offs and sales	(700)	(90)	—	(1,536)	(82)	(2,408)
Recoveries	—	—	—	684	—	684
Ending balance	**$ 49,905**	**6,531**	**17,334**	**14,299**	**2,450**	**90,519**

(1) Includes impact of measurement period adjustment related to the Broadmark Merger. See Note 5 for further details on assets acquired and liabilities assumed in connection with the Broadmark Merger.
(2) Includes impact of measurement period adjustment related to the Mosaic Mergers. See Note 5 for further details on assets acquired and liabilities assumed in connection with the Mosaic Mergers.

The table above excludes $0.7 million and $3.8 million of allowance for loan losses on unfunded lending commitments as of December 31, 2023 and 2022, respectively. Refer to Note 3 – Summary of Significant Accounting Policies for more information on accounting policies, methodologies and judgment applied to determine the allowance for loan losses and lending commitments.

Non-accrual loans

A loan is placed on nonaccrual status when it is probable that principal and interest will not be collected under the original contractual terms. At that time, interest income is no longer accrued.

The table below presents information on non-accrual loans.

(in thousands)	December 31, 2023	December 31, 2022
Non-accrual loans		
With an allowance	$ 607,292	$ 197,101
Without an allowance	26,709	44,398
Total recorded carrying value of non-accrual loans	$ 634,001	$ 241,499
Allowance for loan losses related to non-accrual loans	$ (50,796)	$ (32,809)
UPB of non-accrual loans	$ 688,282	$ 277,095
Interest income on non-accrual loans for the year ended	$ 12,282	$ 5,721

Loan modifications made to borrowers experiencing financial difficulty

In certain situations, the Company may provide loan modifications to borrowers experiencing financial difficulty. These modifications may include interest rate reductions, principal forgiveness, term extensions, and other-than-insignificant payment delay intended to minimize the Company's economic loss and to avoid foreclosure or repossession of collateral. Substantially all of the loan modifications provided by the Company consisted of a 12-month payment deferral and an 18-month addition to the weighted average life of the original loan term and were deemed to be continuation of the existing loans based on the Company's analysis. As of December 31, 2023, the carrying value of such commercial real estate and SBA – 7(a) loans modified in 2023 were $467.9 million and $1.3 million, respectively or 4.4% of total Loans, net. These modified loans are predominantly comprised of loans secured by mixed use real estate.

The Company's allowance for loan losses reflects estimates of expected life-time loan losses, which considers historical loan losses including losses from modified loans to borrowers experiencing financial difficulty. The Company continues to estimate the allowance for loan losses after modification using loan-specific inputs. Substantially all of the modified loans were performing in accordance with the modified contractual terms as of December 31, 2023.

The remaining elements of the Company's modification programs are generally considered insignificant and do not have a material impact on financial results. On loans for which the Company determines foreclosure of the collateral is probable, expected losses are measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. As of December 31, 2023 and December 31, 2022, the Company's total carrying amount of loans in the foreclosure process was $95.0 million and $34.9 million, respectively.

As of December 31, 2023, lending commitments to borrowers experiencing financial difficulty for which the Company has modified the loan terms was not material.

PCD loans

In 2023, based on updated valuations obtained, the Company recorded a measurement period adjustment of $5.2 million to increase the PCD allowance in connection with the Broadmark Merger. A reconciliation between the PCD asset's UPB and purchase price is presented in the table below. Refer to Note 5 for further details on assets acquired and liabilities assumed in connection with the Broadmark Merger. The table below presents a reconciliation of the Company's purchase price with the par value of the purchased loans.

(in thousands)	Preliminary Purchase Price Allocation	Measurement Period Adjustments	Updated Purchase Price Allocation
UPB	$ 244,932	$ 38,750	$ 283,682
Allowance for credit losses	(27,617)	(5,245)	(32,862)
Non-credit discount	(6,035)	(3,342)	(9,377)
Purchase price of loans classified as PCD	$ 211,280	$ 30,163	$ 241,443

The Company did not acquire any PCD loans during the three months ended December 31, 2023 and December 31, 2022.

Note 7. Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP has a three-level hierarchy that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is impacted by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). The Company's valuation techniques for financial instruments use observable and unobservable inputs. Investments with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Investments measured and reported at fair value are classified and disclosed into one of the following categories:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company has the ability to access.

Level 2 — Pricing inputs are other than quoted prices in active markets, including, but not limited to, quoted prices for similar assets and liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 — One or more pricing inputs is significant to the overall valuation and unobservable. Significant unobservable inputs are based on the best information available in the circumstances, to the extent observable inputs are not available, including the Company's own assumptions used in determining the fair value of financial instruments. Fair value for these investments is determined using valuation methodologies that consider a range of factors including, but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant management judgment.

Valuation techniques of Level 3 investments vary by instrument type, but are generally based on an income, market or cost-based approach. The income approach predominantly considers discounted cash flows which is the measure of expected future cash flows in a default scenario, implied by the value of the underlying collateral, where applicable, and current performance whereas the market-based approach predominantly considers pull-through rates, industry multiples and the unpaid principal balance. Fair value measurements of loans are sensitive to changes in assumptions regarding prepayments, probability of default, loss severity in the event of default, forecasts of home prices, and significant activity or developments in the real estate market.

The fair value of the contingent consideration in connection with mergers and acquisitions was determined using a Monte Carlo simulation model which considers various potential results based on Level 3 inputs, including management's latest estimates of future operating results. Fair value measurements of the contingent consideration liability are sensitive to changes in assumptions related to earnings before tax, discount rate and risk-free rate of return. Contingent consideration also consists of CERs. Pursuant to the CER agreement, if, as of the revaluation date, the sum of the updated fair value of the acquired portfolio less all advances made on such assets, plus all principal payments, return of capital and liquidation proceeds received on such assets exceeds the initial discounted fair value of the acquired portfolio, then the Company will issue to the CER holders, with respect to each CER, a number of shares of common stock equal to 90% of the lesser of the valuation excess and the discount amount, divided by the number of initially issued CERs divided by the Company share value, with cash being paid in lieu of any fractional shares of common stock otherwise due to such holder. In addition, each CER holder will be entitled to receive a number of additional shares of common stock equal to (i) the amount of any dividends or other distributions paid with respect to the number of whole shares of common stock received by such CER holder in respect of such holder's CERs and having a record date on or after the closing of the Mosaic Mergers and a payment date prior to the issuance date of such shares of common stock, divided by (ii) the Company share value. The probability-weighted expected return method ("PWERM") was utilized to estimate the return of capital and liquidation proceeds of the acquired asset portfolio, considering each possible outcome, including the economic and projected performance of each acquired asset, using a probability of 65%-100% return of capital. The discounted cashflow technique was utilized by the Company to assess the updated value of the acquired portfolio as of the revaluation date. The fair value of dividend distributions to the CER holders was determined using a Monte Carlo simulation model which considers various potential results based on the CER payments, volatility of the Company's share value and projected dividend distributions. Refer to Note 5 for further details on assets acquired and liabilities assumed in connection with the Mosaic Mergers.

In certain cases, the inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The table below presents financial instruments carried at fair value on a recurring basis.

(in thousands)	Level 1		Level 2		Level 3		Total
December 31, 2023							
Assets:							
Money market funds [a]	$	100,238	$	—	$	—	$	100,238
Loans, held for sale, at fair value		—		81,599		—		81,599
Loans, net, at fair value		—		—		9,348		9,348
Paycheck Protection Program loans		—		165		—		165
MBS, at fair value		—		27,436		—		27,436
Derivative instruments		—		2,404		—		2,404
Investment in unconsolidated joint ventures		—		—		7,360		7,360
Preferred equity investment [b]		—		—		108,423		108,423
Total assets	$	100,238	$	111,604	$	125,131	$	336,973
Liabilities:							
Derivative instruments		—		212		—		212
Contingent consideration		—		—		7,628		7,628
Total liabilities	$	—	$	212	$	7,628	$	7,840
December 31, 2022							
Assets:							
Money market funds [a]	$	44,611	$	—	$	—	$	44,611
Loans, held for sale, at fair value		—		62,812		60,924		123,736
Loans, net, at fair value		—		—		9,786		9,786
Paycheck Protection Program loans		—		576		—		576
MBS, at fair value		—		32,041		—		32,041
Derivative instruments		—		12,532		—		12,532
Investment in unconsolidated joint ventures		—		—		8,094		8,094
Preferred equity investment [b]		—		—		108,423		108,423
Total assets	$	44,611	$	107,961	$	187,227	$	339,799
Liabilities:							
Derivative instruments		—		1,319		—		1,319
Contingent consideration		—		—		28,500		28,500
Total liabilities	$	—	$	1,319	$	28,500	$	29,819

(a) Money market funds are included in cash and cash equivalents on the consolidated balance sheets
(b) Preferred equity investment held through consolidated joint ventures are included in assets of consolidated VIEs on the consolidated balance sheets

The table below presents the valuation techniques and significant unobservable inputs used to value Level 3 financial instruments, using third party information without adjustment.

(in thousands)	Fair Value	Predominant Valuation Technique (a)	Type	Range	Weighted Average
December 31, 2023					
Investment in unconsolidated joint ventures	$ 7,360	Income Approach	Discount rate	9.0%	9.0%
Preferred equity investment	$ 108,423	Income Approach	Discount rate	10.0%	10.0%
Contingent consideration- Mosaic CER dividends	$ (1,591)	Monte Carlo Simulation Model	Equity volatility | Risk-free rate of return | Discount rate	30.0% | 4.7% | 11.5%	30.0% | 4.7% | 11.5%
Contingent consideration- Mosaic CER units	$ (6,037)	Income approach and PWERM Model	Revaluation discount rate | Discount rate	12.0% | 11.5%	12.0% | 11.5%
December 31, 2022					
Investment in unconsolidated joint ventures	$ 8,094	Income Approach	Discount rate	9.0%	9.0%
Preferred equity investment	$ 108,423	Income Approach	Discount rate	10.5%	10.5%
Contingent consideration- Mosaic CER dividends	$ (4,587)	Monte Carlo Simulation Model	Equity volatility | Risk-free rate of return | Discount rate	35.0% | 4.4% | 11.9%	35.0% | 4.4% | 11.9%
Contingent consideration- Mosaic CER units	$ (14,913)	Income approach and PWERM Model	Revaluation discount rate | Discount rate	12.0% | 11.9%	12.0% | 11.9%

(a)   Prices are weighted based on the unpaid principal balance of the loans and securities included in the range for each class.

Included within Level 3 assets of $125.1 million as of December 31, 2023 and $187.2 million as of December 31, 2022, is $9.3 million and $70.7 million, respectively of quoted or transaction prices in which quantitative unobservable inputs are not developed by the Company when measuring fair value. Included within Level 3 liabilities of $28.5 million as of December 31, 2022 is $9.0 million of quoted or transaction prices in which quantitative unobservable inputs are not developed by the Company when measuring fair value.

The table below presents a summary of changes in fair value for Level 3 assets and liabilities.

	Year Ended December 31,	
(in thousands)	2023	2022
MBS		
Beginning balance	$ —	$ 1,581
Sales / Principal payments	—	(1,352)
Accreted discount, net	—	1
Realized gains (losses), net	—	(1,449)
Unrealized gains (losses), net	—	2,688
Transfer to (from) Level 3	—	(1,469)
Ending balance	**$ —**	**$ —**
Loans, net		
Beginning balance	9,786	10,766
Unrealized gains (losses), net	(438)	(980)
Ending balance	**$ 9,348**	**$ 9,786**
Loans, held for sale		
Beginning balance	60,924	231,865
Purchases or Originations	—	23,470
Sales / Principal payments	(22)	(155,380)
Realized gains (losses), net	—	(16,658)
Unrealized gains (losses), net	(3,887)	(17,188)
Transfer to loans, held for investment	(57,015)	(3,845)
Transfer to (from) Level 3	—	(1,340)
Ending balance	**$ —**	**$ 60,924**
Investments held to maturity		
Beginning balance	—	—
Sales / Principal payments	—	(13,173)
Measurement period adjustment (1)	—	(3,724)
Realized gains (losses), net	—	(156)
Merger (2)	—	17,053
Ending balance	**$ —**	**$ —**
PPP loans		
Beginning balance	—	3,243
Sales / Principal payments	—	(1,400)
Transfer to (from) Level 3	—	(1,843)
Ending balance	**$ —**	**$ —**
Investment in unconsolidated joint ventures		
Beginning balance	8,094	8,894
Unrealized gains (losses), net	(734)	(800)
Ending balance	**$ 7,360**	**$ 8,094**
Contingent consideration		
Beginning balance	(28,500)	(16,400)
Sales / Principal payments	9,000	9,000
Measurement period adjustment (1)	—	59,348
Unrealized losses (gains), net	11,872	3,900
Merger (2)	—	(84,348)
Ending balance	**$ (7,628)**	**$ (28,500)**
Preferred equity investment (3)		
Beginning balance	108,423	—
Merger (2)	—	108,423
Ending balance	**$ 108,423**	**$ 108,423**
Total		
Beginning balance	158,727	239,949
Purchases or Originations	—	23,470
Sales / Principal payments	8,978	(162,305)
Accreted discount, net	—	1
Measurement period adjustment (1)	—	55,624
Realized gains (losses), net	—	(18,263)
Unrealized gains (losses), net	6,813	(12,380)
Merger (2)	—	41,128
Transfer to loans, held for investment	(57,015)	(3,845)
Transfer to (from) Level 3	—	(4,652)
Ending balance	**$ 117,503**	**$ 158,727**

(1) Represents adjustments made subsequent to the determination of the preliminary purchase price allocation at the time of the merger. Refer to Note 5 for further details on assets acquired and liabilities assumed in connection with the Mosaic Mergers.
(2) Includes assets acquired and liabilities assumed as a result of the Mosaic Mergers. Refer to Note 5 for further details on assets acquired and liabilities assumed in connection with the Mosaic Mergers.
(3) Preferred equity investment held through consolidated joint ventures are included in assets of consolidated VIEs on the consolidated balance sheets.

The Company's policy is to recognize transfers in and transfers out as of the end of the period of the event or the date of the change in circumstances that caused the transfer. Transfers between Level 2 and Level 3 generally relate to whether there were changes in the significant relevant observable and unobservable inputs that are available for the fair value measurements of such financial instruments.

Financial instruments not carried at fair value

The table below presents the carrying value and estimated fair value of financial instruments that are not carried at fair value and are classified as Level 3.

(in thousands)	December 31, 2023		December 31, 2022	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:				
Loans, net	$ 10,622,137	$ 10,380,893	$ 9,873,711	$ 9,605,901
PPP loans	34,432	35,637	186,409	196,222
Servicing rights	102,837	113,715	87,117	91,698
Total assets	$ 10,759,406	$ 10,530,245	$ 10,147,237	$ 9,893,821
Liabilities:				
Secured borrowings	2,102,075	2,102,075	2,663,735	2,663,735
PPPLF borrowings	36,036	36,036	201,011	201,011
Securitized debt obligations of consolidated VIEs, net	5,068,453	5,022,057	4,903,350	4,748,291
Senior secured note, net	345,127	317,239	343,355	312,975
Guaranteed loan financing	844,540	889,744	264,889	275,316
Convertible notes, net	—	—	114,397	113,823
Corporate debt, net	764,908	731,104	662,665	614,744
Total liabilities	$ 9,161,139	$ 9,098,255	$ 9,153,402	$ 8,929,895

As of both December 31, 2023 and December 31, 2022, other assets and accounts payable and accrued liabilities are not carried at fair value but generally approximate fair value. Further details are presented in Note 18 – Other Assets and Other Liabilities.

Note 8. Servicing rights

The Company performs servicing activities for third parties, which primarily include collecting principal, interest and other payments from borrowers, remitting the corresponding payments to investors and monitoring delinquencies. The Company's servicing fees are specified by pooling and servicing agreements.

The table below presents information about servicing rights.

(in thousands)	Year Ended December 31,	
	2023	2022
SBA servicing rights, at amortized cost		
Beginning net carrying amount	$ 19,756	$ 22,157
Additions due to loans sold, servicing retained	6,976	7,608
Amortization	(3,450)	(3,817)
Recovery (impairment)	6,254	(6,192)
Ending net carrying amount	$ 29,536	$ 19,756
Multi-family servicing rights, at amortized cost		
Beginning net carrying amount	67,361	62,300
Additions due to loans sold, servicing retained	16,655	14,705
Amortization	(10,715)	(9,644)
Ending net carrying amount	$ 73,301	$ 67,361
Total servicing rights, at amortized cost	$ 102,837	$ 87,117

Servicing rights – SBA and multi-family portfolio. The Company's SBA and multi-family servicing rights are carried at amortized cost and evaluated quarterly for impairment. The Company estimates the fair value of these servicing rights by using a combination of internal models and data provided by third-party valuation experts. The assumptions used in the Company's internal models include forward prepayment rates, forward default rates, discount rates, and servicing expenses.

The Company's models calculate the present value of expected future cash flows utilizing assumptions that it believes are used by market participants. Forward prepayment rates, forward default rates and discount rates are derived from historical experiences adjusted for prevailing market conditions. Components of the estimated future cash flows include servicing fees, late fees, other ancillary fees and cost of servicing.

The table below presents additional information about SBA and multi-family servicing rights.

(in thousands)	As of December 31, 2023		As of December 31, 2022	
	UPB	Carrying Value	UPB	Carrying Value
SBA	$ 1,208,201	$ 29,536	$ 1,019,770	$ 19,756
Multi-family	5,689,872	73,301	4,839,028	67,361
Total	$ 6,898,073	$ 102,837	$ 5,858,798	$ 87,117

The table below presents significant assumptions used in the estimated valuation of SBA and multi-family servicing rights carried at amortized cost.

	December 31, 2023			December 31, 2022		
	Range of input values		Weighted Average	Range of input values		Weighted Average
SBA servicing rights						
Forward prepayment rate	0.0 -	4.5 %	4.4 %	10.2 -	21.6 %	10.6 %
Forward default rate	0.0 -	7.3 %	7.0 %	0.0 -	10.0 %	9.2 %
Discount rate	14.4 -	22.9 %	14.6 %	18.0 -	31.4 %	18.7 %
Servicing expense	0.4 -	0.4 %	0.4 %	0.4 -	0.4 %	0.4 %
Multi-family servicing rights						
Forward prepayment rate	0.0 -	6.5 %	5.4 %	0.0 -	7.2 %	3.5 %
Forward default rate	0.0 -	0.9 %	0.6 %	0.0 -	1.1 %	0.8 %
Discount rate	6.0 -	6.0 %	6.0 %	6.0 -	6.0 %	6.0 %
Servicing expense	0.0 -	0.8 %	0.1 %	0.0 -	0.8 %	0.1 %

Assumptions can change between and at each reporting period as market conditions and projected interest rates change.

The table below presents the possible impact of 10% and 20% adverse changes to key assumptions on SBA and multi-family servicing rights.

(in thousands)	December 31, 2023		December 31, 2022	
SBA servicing rights				
Forward prepayment rate				
Impact of 10% adverse change	$	(543)	$	(578)
Impact of 20% adverse change	$	(1,069)	$	(1,125)
Default rate				
Impact of 10% adverse change	$	(165)	$	(125)
Impact of 20% adverse change	$	(328)	$	(249)
Discount rate				
Impact of 10% adverse change	$	(1,530)	$	(861)
Impact of 20% adverse change	$	(2,922)	$	(1,642)
Servicing expense				
Impact of 10% adverse change	$	(2,047)	$	(1,228)
Impact of 20% adverse change	$	(4,095)	$	(2,455)
Multi-family servicing rights				
Forward prepayment rate				
Impact of 10% adverse change	$	(491)	$	(271)
Impact of 20% adverse change	$	(965)	$	(537)
Default rate				
Impact of 10% adverse change	$	(14)	$	(22)
Impact of 20% adverse change	$	(29)	$	(44)
Discount rate				
Impact of 10% adverse change	$	(2,320)	$	(2,057)
Impact of 20% adverse change	$	(4,524)	$	(4,012)
Servicing expense				
Impact of 10% adverse change	$	(2,587)	$	(2,685)
Impact of 20% adverse change	$	(5,173)	$	(5,370)

The table below presents estimated future amortization expense for SBA and multi-family servicing rights.

(in thousands)	December 31, 2023	
2024	$	14,197
2025		13,165
2026		11,866
2027		10,616
2028		9,494
Thereafter		43,499
Total	$	102,837

Note 9. Discontinued operations and assets and liabilities held for sale

In the fourth quarter of 2023, the Board approved a plan to strategically shift the Company's core focus to LMM commercial real estate lending and government backed small business loans, which contemplates the disposition of assets and liabilities of the Company's residential mortgage banking activities. Accordingly, as of December 31, 2023, the Residential Mortgage Banking segment met the criteria to be classified as held for sale on the consolidated balance sheets, presented as discontinued operations on the consolidated statements of income, and excluded from continuing operations for all periods presented. We expect to consummate this transaction in the first half of 2024.

The table below presents the assets and liabilities of the Residential Mortgage Banking segment classified as held for sale.

(in thousands)		December 31, 2023		December 31, 2022
Assets				
Cash and cash equivalents	$	13,694	$	15,642
Restricted cash		6,314		7,781
Loans, net		2,778		4,511
Loans, held for sale		133,204		134,642
Loans eligible for repurchase from Ginnie Mae		86,872		66,193
Derivative instruments		847		431
Servicing rights[1]		188,855		192,203
Other assets		22,032		17,788
Total Assets	$	**454,596**	$	**439,191**
Liabilities				
Secured borrowings		230,965		182,558
Liabilities for loans eligible for repurchase from Ginnie Mae		86,872		66,193
Derivative instruments		1,321		267
Accounts payable and other accrued liabilities		13,999		22,906
Total Liabilities	$	**333,157**	$	**271,924**

(1) Servicing rights are Level 3 assets that had been measured at fair value using the income approach valuation technique. See Note 7- Fair value measurements for further details.

The table below presents the operating results of the Residential Mortgage Banking segment presented as discontinued operations.

		For the Year Ended December 31,				
(in thousands)		2023		2022		2021
Interest income	$	7,148	$	7,953	$	8,300
Interest expense		(7,655)		(8,414)		(9,193)
Net interest income (loss) before provision for loan losses	$	**(507)**	$	**(461)**	$	**(893)**
Non-interest income						
Residential mortgage banking activities		33,439		23,973		137,297
Net unrealized gain (loss) on financial instruments		(15,426)		46,063		16,921
Servicing income, net of amortization and impairment		37,181		34,497		30,392
Other income		47		38		2,153
Total non-interest income	$	**55,241**	$	**104,571**	$	**186,763**
Non-interest expense						
Employee compensation and benefits		(19,177)		(24,237)		(32,973)
Variable expenses on residential mortgage banking activities		(21,822)		(4,340)		(75,133)
Professional fees		(641)		(791)		(2,951)
Loan servicing expense		(10,130)		(9,222)		(9,417)
Other operating expenses		(6,743)		(7,650)		(8,499)
Total non-interest expense	$	**(58,513)**	$	**(46,240)**	$	**(128,973)**
Income (loss) from discontinued operations before provision for income taxes		(3,779)		57,870		56,897
Income tax (provision) benefit		945		(14,258)		(14,224)
Net income (loss) from discontinued operations	$	**(2,834)**	$	**43,612**	$	**42,673**

Note 10. Secured borrowings

The table below presents certain characteristics of secured borrowings.

Lenders[1]	Asset Class	Current Maturity[2]	Pricing[3]		Facility Size	Pledged Assets Carrying Value	Carrying Value December 31, 2023	2022
3	SBA loans	October 2024 - March 2025	SOFR + 2.82% Prime - 0.82%	$	250,000 $	160,360 $	117,115 $	160,903
1	LMM loans - USD	February 2025	SOFR + 1.35%		80,000	20,956	20,729	111,966
1	LMM loans - Non-USD [4]	June 2026	SONIA + 3.75%		127,318	31,196	12,079	61,596
Total borrowings under credit facilities and other financing agreements				$	**457,318 $**	**212,512 $**	**149,923 $**	**334,465**
9	LMM loans	March 2024 - November 2026	1 MT + 2.00% SOFR + 3.00%		4,295,500	2,670,899	1,677,885	1,905,358
1	LMM loans - Non-USD [4]	January 2025	EURIBOR + 3.00%		220,784	59,630	45,031	—
5	MBS	January 2024 - February 2024	7.15%		229,236	377,542	229,236	423,912
Total borrowings under repurchase agreements				$	**4,745,520 $**	**3,108,071 $**	**1,952,152 $**	**2,329,270**
Total secured borrowings				$	**5,202,838 $**	**3,320,583 $**	**2,102,075 $**	**2,663,735**

(1) Represents the total number of facility lenders.
(2) Current maturity does not reflect extension options available beyond original commitment terms.
(3) Asset class pricing is determined using an index rate plus a weighted average spread.
(4) Non-USD denominated credit facilities and repurchase agreements have been converted into USD for purposes of this disclosure.

In the table above, the agreements governing secured borrowings require maintenance of certain financial and debt covenants. As of December 31, 2023, certain financing counterparties covenants calculations were amended to exclude the PPPLF from certain covenant calculations. As of both December 31, 2023 and December 31, 2022 the Company was in compliance with all debt and financial covenants.

The table below presents the carrying value of collateral pledged with respect to secured borrowings outstanding.

	Pledged Assets Carrying Value	
(in thousands)	December 31, 2023	December 31, 2022
Collateral pledged - borrowings under credit facilities and other financing agreements		
Loans, held for sale	$ 43,365	$ 13,791
Loans, net	169,147	575,075
Total	$ 212,512	$ 588,866
Collateral pledged - borrowings under repurchase agreements		
Loans, net	2,560,725	2,496,880
MBS	20,770	27,015
Retained interest in assets of consolidated VIEs	356,772	753,099
Loans, held for sale	—	60,551
Loans, held at fair value	9,349	3,974
Real estate acquired in settlement of loans	160,455	1,491
Total	$ 3,108,071	$ 3,343,010
Total collateral pledged on secured borrowings	$ 3,320,583	$ 3,931,876

Note 11. Senior secured notes, convertible notes, and corporate debt, net

Senior secured notes, net

ReadyCap Holdings, LLC ("ReadyCap Holdings") 4.50% senior secured notes due 2026. On October 20, 2021, ReadyCap Holdings, an indirect subsidiary of the Company, completed the offer and sale of $350.0 million of its 4.50% Senior Secured Notes due 2026 (the "Senior Secured Notes"). The Senior Secured Notes are fully and unconditionally guaranteed by the Company, each direct parent entity of ReadyCap Holdings, and other direct or indirect subsidiaries of the Company from time to time that is a direct parent entity of Sutherland Asset III, LLC or otherwise pledges collateral to secure the Senior Secured Notes (collectively, the "Guarantors").

ReadyCap Holdings' and the Guarantors' respective obligations under the Senior Secured Notes are secured by a perfected first-priority lien on certain capital stock and assets (collectively, the "SSN Collateral") owned by certain subsidiaries of the Company.

The Senior Secured Notes are redeemable by ReadyCap Holdings' following a non-call period, through the payment of the outstanding principal balance of the Senior Secured Notes plus a "make-whole" or other premium that decreases the closer the Senior Secured Notes are to maturity. ReadyCap Holdings is required to offer to repurchase the Senior Secured Notes at 101% of the principal balance of the Senior Secured Notes in the event of a change in control and a downgrade of the rating on the Senior Secured Notes in connection therewith, as set forth more fully in the note purchase agreement.

The Senior Secured Notes were issued pursuant to a note purchase agreement, which contains certain customary negative covenants and requirements relating to the collateral and our company, including maintenance of minimum liquidity, minimum tangible net worth, maximum debt to net worth ratio and limitations on transactions with affiliates.

As of December 31, 2023, the Company was in compliance with all covenants with respect to the Senior Secured Notes.

Convertible notes, net

On August 9, 2017, the Company closed an underwritten public sale of $115.0 million aggregate principal amount of its Convertible Notes. Pursuant to the terms of the base indenture, dated August 9, 2017, as supplemented by the first supplemental indenture, dated August 9, 2017, between the Company and U.S. Bank National Association, as trustee, the Company could redeem all or any portion of the Convertible Notes on or after August 15, 2021, if the last reported sale price of the Company's common stock was at least 120% of the conversion price in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provided notice of redemption, at a redemption price payable in cash equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest. Additionally, upon the occurrence of certain corporate transactions, holders could have required the Company to purchase the Convertible Notes for cash at a purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest.

The Convertible Notes were convertible only upon satisfaction of one or more of the following conditions: (1) the closing market price of the Company's common stock was greater than or equal to 120% of the conversion price of the respective Convertible Notes for at least 20 out of 30 days prior to the end of the preceding fiscal quarter, (2) the trading price of the Convertible Notes was less than 98% of the product of (i) the conversion rate and (ii) the closing price of the Company's common stock during any five consecutive trading day period, (3) the Company issued certain equity instruments at less than the 10 day average closing market price of its common stock or the per-share value of certain distributions exceeded the market price of the Company's common stock by more than 10%, or (4) certain other specified corporate events (significant consolidation, sale, merger share exchange, etc.) occurred.

At issuance, the Company allocated $112.7 million and $2.3 million of the carrying value of the Convertible Notes to its debt and equity components, respectively, before the allocation of deferred financing costs.

On August 15, 2023, the Company's outstanding Convertible Notes were repaid in full.

Corporate debt, net

The Company issues senior unsecured notes in public and private transactions. The notes are governed by a base indenture and supplemental indentures. Often, the notes are redeemable by us following a non-call period, through the payment of the outstanding principal balance plus a "make-whole" or other premium that typically decreases the closer the notes are to maturity. The Company often is required to offer to repurchase the notes, in some cases at 101% of the principal balance of the notes in the event of a change in control or fundamental change pertaining to our company, as defined in the applicable supplemental indentures. The notes rank equal in right of payment to any of its existing and future unsecured and unsubordinated indebtedness; effectively junior in right of payment to any of its existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness, other liabilities (including trade payables) and (to the extent not held by us) preferred stock, if any, of our subsidiaries. The supplemental indentures governing the notes often contain customary negative covenants and financial covenants relating to maintenance of minimum liquidity, minimum tangible net worth, maximum debt to net worth ratio and limitations on transactions with affiliates.

In addition, in connection with the Broadmark Merger, RCC Merger Sub, a wholly owned subsidiary of the Company, assumed Broadmark's obligations on certain senior unsecured notes. The note purchase agreement governing these notes contain financial covenants that require compliance with leverage and coverage ratios and maintenance of minimum tangible net worth, as well as other customary affirmative and negative covenants.

As of December 31, 2023, the Company was in compliance with all covenants with respect to Corporate debt.

The Debt ATM Agreement

On May 20, 2021, the Company entered into an At Market Issuance Sales Agreement (the "Sales Agreement") with B. Riley Securities, Inc. (the "Agent"), pursuant to which it may offer and sell, from time to time, up to $100.0 million of the 6.20% 2026 Notes and the 5.75% 2026 Notes. Sales of the 6.20% 2026 Notes and the 5.75% 2026 Notes pursuant to the Sales Agreement, if any, may be made in transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act (the "Debt ATM Program"). The Agent is not required to sell any specific number of the notes, but the Agent will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices on mutually agreed terms between the Agent and the Company. During the year ended December 31, 2022, the Company sold an aggregate of 215.3 thousand of the 6.20% 2026 Notes and 5.75% 2026 Notes at an average price of $25.40 per note and $25.05 per note, respectively, for net proceeds of $5.3 million after related expenses paid of $0.1 million through the Debt ATM Program. No such sales through the Debt ATM Program were made during the year ended December 31, 2023.

The table below presents information about senior secured notes and corporate debt.

(in thousands)	Coupon Rate	Maturity Date	December 31, 2023
Senior secured notes principal amount[1]	4.50 %	10/20/2026	$ 350,000
Unamortized deferred financing costs - Senior secured notes			(4,873)
Total Senior secured notes, net			**$ 345,127**
Corporate debt principal amount[2]	5.50 %	12/30/2028	110,000
Corporate debt principal amount[3]	6.20 %	7/30/2026	104,614
Corporate debt principal amount[3]	5.75 %	2/15/2026	206,270
Corporate debt principal amount[4]	6.125 %	4/30/2025	120,000
Corporate debt principal amount[5]	7.375 %	7/31/2027	100,000
Corporate debt principal amount[6]	5.00 %	11/15/2026	100,000
Unamortized discount - corporate debt			(7,121)
Unamortized deferred financing costs - corporate debt			(5,105)
Junior subordinated notes principal amount[7]	SOFR + 3.10 %	3/30/2035	15,000
Junior subordinated notes principal amount[8]	SOFR + 3.10 %	4/30/2035	21,250
Total corporate debt, net			**$ 764,908**
Total carrying amount of debt			**$ 1,110,035**

(1) Interest on the senior secured notes is payable semiannually on April 20 and October 20 of each year.
(2) Interest on the corporate debt is payable semiannually on June 30 and December 30 of each year.
(3) Interest on the corporate debt is payable quarterly on January 30, April 30, July 30, and October 30 of each year.
(4) Interest on the corporate debt is payable semiannually on April 30 and October 30 of each year.
(5) Interest on the corporate debt is payable semiannually on January 31 and July 31 of each year.
(6) Interest on the corporate debt is payable semiannually on May 15 and November 15 of each year; assumed as part of the Broadmark Merger.
(7) Interest on the Junior subordinated notes I-A is payable quarterly on March 30, June 30, September 30, and December 30 of each year.
(8) Interest on the Junior subordinated notes I-B is payable quarterly on January 30, April 30, July 30, and October 30 of each year.

The table below presents the contractual maturities for senior secured notes and corporate debt.

(in thousands)	December 31, 2023
2024	$ —
2025	120,000
2026	760,884
2027	100,000
2028	110,000
Thereafter	36,250
Total contractual amounts	**$ 1,127,134**
Unamortized deferred financing costs, discounts, and premiums, net	(17,099)
Total carrying amount of debt	**$ 1,110,035**

Note 12. Guaranteed loan financing

Participations or other partial loan sales which do not meet the definition of a participating interest remain as an investment in the consolidated balance sheets and the portion sold is recorded as guaranteed loan financing in the liabilities section of the consolidated balance sheets. For these partial loan sales, the interest earned on the entire loan balance is recorded as interest income and the interest earned by the buyer in the partial loan sale is recorded within interest expense in the accompanying consolidated statements of income. Guaranteed loan financings are secured by loans of $845.0 million and $265.6 million as of December 31, 2023 and December 31, 2022, respectively.

The table below presents guaranteed loan financing and the related interest rates and maturity dates.

(in thousands)	Weighted Average Interest Rate	Range of Interest Rates	Range of Maturities (Years)	Ending Balance
December 31, 2023	9.17 %	1.45-10.50 %	2023-2048	$ 844,540
December 31, 2022	6.68 %	1.45-8.50 %	2023-2046	$ 264,889

The table below presents the contractual maturities of guaranteed loan financing.

(in thousands)	December 31, 2023
2024	$ 329
2025	642
2026	2,693
2027	9,124
2028	10,202
Thereafter	821,550
Total	**$ 844,540**

Note 13. Variable interest entities and securitization activities

In the normal course of business, the Company enters into certain types of transactions with entities that are considered to be VIEs. The Company's primary involvement with VIEs has been related to its securitization transactions in which it transfers assets to securitization vehicles, most notably trusts. The Company primarily securitizes its acquired and originated loans, which provides a source of funding and has enabled it to transfer a certain portion of economic risk on loans or related debt securities to third parties. The Company also transfers originated loans to securitization trusts sponsored by third parties, most notably Freddie Mac. Third-party securitizations are securitization entities in which it maintains an economic interest but does not sponsor. The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and is required to consolidate the VIE. The majority of the VIE activity in which the Company is involved in are consolidated within its financial statements. Refer to Note 3 – Summary of Significant Accounting Policies for a discussion of accounting policies applied to the consolidation of the VIE and transfer of the loans in connection with the securitization.

Consolidated VIEs

The Company consolidates variable interests held in an acquired joint venture investment for which it is the primary beneficiary. The equity held by the remaining owners and their portions of net income (loss) are reflected in stockholders' equity on the consolidated balance sheets as Non-controlling interests and in the consolidated statements of income as Net income attributable to noncontrolling interests, respectively. As of December 31, 2023 and December 31, 2022, income and expenses on joint venture investments identified as consolidated VIEs were not material.

The table below presents assets and liabilities of consolidated VIEs.

(in thousands)	December 31, 2023	December 31, 2022
Assets:		
Cash and cash equivalents	$ 671	$ 997
Restricted cash	93,240	77,062
Loans, net	6,611,325	6,311,698
Preferred equity investment [(1)]	108,423	108,423
Other assets	83,486	54,580
Total assets	$ 6,897,145	$ 6,552,760
Liabilities:		
Securitized debt obligations of consolidated VIEs, net	5,068,453	4,903,350
Due to third parties	2,944	3,727
Accounts payable and other accrued liabilities	34	—
Total liabilities	$ 5,071,431	$ 4,907,077

(1) Preferred equity investment held through consolidated VIEs are included in Assets of consolidated VIEs on the consolidated balance sheets.

Securitization-related VIEs

Company sponsored securitizations. In a securitization transaction, assets are transferred to a trust, which generally meets the definition of a VIE. The Company's primary securitization activity is in the form of LMM and SBA loan securitizations, conducted through securitization trusts, which are typically consolidated, as the company is the primary beneficiary.

As a result of the consolidation, the securitization is viewed as a loan financing to enable the creation of the senior security and ultimately, sale to a third-party investor. As such, the senior security is presented in the consolidated balance sheets as securitized debt obligations of consolidated VIEs. The third-party beneficial interest holders in the VIE have no recourse against the Company, with the exception of an obligation to repurchase assets from the VIE in the event that certain representations and warranties in relation to the loans sold to the VIE are breached. In the absence of such a breach, the Company has no obligation to provide any other explicit or implicit support to any VIE.

The securitization trust receives principal and interest on the underlying loans and distributes those payments to the certificate holders. The assets and other instruments held by the securitization trust are restricted in that they can only be used to fulfill the obligations of the securitization trust. The risks associated with the Company's involvement with the VIE is limited to the risks and rights as a certificate holder of the securities retained by the Company.

The consolidation of securitization transactions includes the senior securities issued to third parties which are shown as securitized debt obligations of consolidated VIEs in the consolidated balance sheets.

The table below presents additional information on the Company's securitized debt obligations.

(in thousands)	December 31, 2023 Current Principal Balance	December 31, 2023 Carrying value	December 31, 2023 Weighted Average Interest Rate	December 31, 2022 Current Principal Balance	December 31, 2022 Carrying value	December 31, 2022 Weighted Average Interest Rate
ReadyCap Lending Small Business Trust 2019-2	$ 32,175	$ 32,175	7.6 %	$ 49,031	$ 48,518	4.0 %
ReadyCap Lending Small Business Trust 2023-3	121,527	119,308	8.5	—	—	—
Sutherland Commercial Mortgage Trust 2017-SBC6	1,550	1,532	5.0	7,386	7,273	4.3
Sutherland Commercial Mortgage Trust 2019-SBC8	105,281	103,733	2.9	120,916	119,072	2.9
Sutherland Commercial Mortgage Trust 2021-SBC10	81,214	79,952	1.6	109,622	107,969	1.6
ReadyCap Commercial Mortgage Trust 2015-2	1,902	1,753	5.1	2,726	2,442	5.1
ReadyCap Commercial Mortgage Trust 2016-3	9,038	8,723	5.2	11,950	11,787	5.1
ReadyCap Commercial Mortgage Trust 2018-4	53,052	51,309	4.5	58,838	57,857	4.3
ReadyCap Commercial Mortgage Trust 2019-5	88,520	83,529	4.7	111,184	108,859	4.5
ReadyCap Commercial Mortgage Trust 2019-6	199,379	195,496	3.4	209,930	207,464	3.3
ReadyCap Commercial Mortgage Trust 2022-7	195,866	188,995	4.2	197,498	194,456	4.2
Ready Capital Mortgage Financing 2019-FL3	—	—	—	59,508	59,508	3.5
Ready Capital Mortgage Financing 2020-FL4	—	—	—	192,419	192,213	4.8
Ready Capital Mortgage Financing 2021-FL5	273,681	273,623	6.6	415,166	413,101	3.1
Ready Capital Mortgage Financing 2021-FL6	417,782	416,467	6.4	502,220	497,891	2.9
Ready Capital Mortgage Financing 2021-FL7	586,117	583,771	6.7	743,848	738,246	3.2
Ready Capital Mortgage Financing 2022-FL8	808,671	805,220	7.0	913,675	906,307	3.7
Ready Capital Mortgage Financing 2022-FL9	511,622	505,917	8.1	587,722	579,823	5.9
Ready Capital Mortgage Financing 2022-FL10	654,116	646,141	7.8	651,460	642,578	7.9
Ready Capital Mortgage Financing 2023-FL11	473,481	468,307	8.2	—	—	—
Ready Capital Mortgage Financing 2023-FL12	507,646	500,882	8.0	—	—	—
Total	**$ 5,122,620**	**$ 5,066,833**	**6.9 %**	**$ 4,945,099**	**$ 4,895,364**	**4.3 %**

The table above excludes non-company sponsored securitized debt obligations of $1.6 million and $8.0 million that are included in the consolidated balance sheets as of December 31, 2023 and December 31, 2022, respectively.

Repayment of securitized debt will be dependent upon the cash flows generated by the loans in the securitization trust that collateralize such debt. The actual cash flows from the securitized loans are comprised of coupon interest, scheduled principal payments, prepayments and liquidations of the underlying loans. The actual term of the securitized debt may differ significantly from the Company's estimate given that actual interest collections, mortgage prepayments and/or losses on liquidation of mortgages may differ significantly from those expected.

Third-party sponsored securitizations. For most third-party sponsored securitizations, the Company determined that it is not the primary beneficiary because it does not have the power to direct the activities that most significantly impact the economic performance of these entities. Specifically, the Company does not manage these entities or otherwise solely hold decision making powers that are significant, which include special servicing decisions. As a result of this assessment, the Company does not consolidate any of the underlying assets and liabilities of these trusts and only accounts for its specific interests in them.

Unconsolidated VIEs

The Company does not consolidate variable interests held in an acquired joint venture investment accounted for as an equity method investment as it does not have the power to direct the activities that most significantly impact their economic performance and therefore, the Company only accounts for its specific interest in them.

The table below reflects variable interests in identified VIEs for which the Company is not the primary beneficiary.

(in thousands)	Carrying Amount December 31, 2023	Carrying Amount December 31, 2022	Maximum Exposure to Loss [1] December 31, 2023	Maximum Exposure to Loss [1] December 31, 2022
MBS [2]	$ 26,301	$ 24,408	$ 26,301	$ 24,408
Investment in unconsolidated joint ventures	133,321	118,641	133,321	118,641
Total assets in unconsolidated VIEs	**$ 159,622**	**$ 143,049**	**$ 159,622**	**$ 143,049**

(1) Maximum exposure to loss is limited to the greater of the fair value or carrying value of the assets as of the consolidated balance sheet date.
(2) Retained interest in other third party sponsored securitizations.

Note 14. Interest income and interest expense

Interest income and expense are recorded in the consolidated statements of income and classified based on the nature of the underlying asset or liability. The table below presents the components of interest income and expense.

		Year Ended December 31,				
(in thousands)		2023		2022		2021
Interest income						
Loans						
Bridge	$	654,670	$	414,308	$	148,038
Fixed rate		50,706		54,998		63,061
Construction		93,483		28,234		—
SBA - 7(a)		88,205		43,571		37,540
PPP		10,350		54,518		79,201
Other		33,158		38,797		46,848
Total loans [1]	$	930,572	$	634,426	$	374,688
Held for sale, at fair value, loans						
Fixed rate		2,279		7,581		2,556
Other		620		1,009		4,270
Total loans, held for sale [1]	$	2,899	$	8,590	$	6,826
Investments held to maturity [2]		48		4,386		—
Preferred equity investment [1]		7,854		10,445		—
MBS		4,441		5,370		13,682
Total interest income	$	945,814	$	663,217	$	395,196
Interest expense						
Secured borrowings		(194,423)		(127,388)		(56,519)
PPPLF borrowings		(413)		(1,699)		(7,140)
Securitized debt obligations of consolidated VIEs		(405,013)		(185,047)		(82,249)
Guaranteed loan financing		(44,263)		(14,644)		(13,900)
Senior secured note		(17,539)		(17,503)		(15,472)
Convertible note		(5,418)		(8,752)		(8,752)
Corporate debt		(49,399)		(37,327)		(20,336)
Total interest expense	$	(716,468)	$	(392,360)	$	(204,368)
Net interest income before provision for loan losses	$	229,346	$	270,857	$	190,828

(1) Includes interest income on assets in consolidated VIEs.
(2) Investments held to maturity are included in Other assets on the consolidated balance sheets.

Note 15. Derivative instruments

The Company is exposed to changing interest rates and market conditions, which affect cash flows associated with borrowings. The Company uses derivative instruments to manage interest rate risk and conditions in the commercial mortgage market and, as such, views them as economic hedges. Interest rate swaps are used to mitigate the exposure to changes in interest rates and involve the receipt of variable-rate interest amounts from a counterparty in exchange for making payments based on a fixed interest rate over the life of the swap contract.

For derivative instruments where the Company has not elected hedge accounting, fair value adjustments are recorded in earnings. The fair value adjustments for interest rate swaps, along with the related interest income, interest expense and gains (losses) on termination of such instruments, are reported as a net realized gain on financial instruments in the consolidated statements of income.

As described in Note 3, for qualifying cash flow hedges, the change in the fair value of derivatives is recorded in OCI and not recognized in the consolidated statements of income. Derivative movements impacting earnings are recognized on a consistent basis with the classification of the hedged item, primarily interest expense. The ineffective portions of the cash flow hedges are immediately recognized in earnings.

The table below presents average notional derivative amounts, as this is the most relevant measure of volume, and derivative assets and liabilities by type.

		December 31, 2023			December 31, 2022		
(in thousands)	Primary Underlying Risk	Notional Amount	Derivative Asset	Derivative Liability	Notional Amount	Derivative Asset	Derivative Liability
Interest Rate Swaps - not designated as hedges[1]	Interest rate risk	$ 183,081 $	12,349 $	— $	216,381 $	19,366 $	—
Interest Rate Swaps - designated as hedges[1]	Interest rate risk	416,139	24,463	—	266,139	33,863	—
FX forwards	Foreign exchange rate risk	39,447	—	(212)	47,834	1,123	(1,319)
Total		$ 638,667 $	36,812 $	(212) $	530,354 $	54,352 $	(1,319)

(1) Refer to Note 22 - Offsetting Assets and Liabilities for further details.

The table below presents gains and losses on derivatives.

(in thousands)		Net Realized Gain (Loss)		Net Unrealized Gain (Loss)
Year Ended December 31, 2023				
Interest rate swaps	$	20,116	$	(17,482)
FX forwards		731		(16)
Total	**$**	**20,847**	**$**	**(17,498)**
Year Ended December 31, 2022				
Interest rate swaps	$	9,701	$	50,982
FX forwards		3,548		(802)
Total	**$**	**13,249**	**$**	**50,180**

In the table above:
- Gains (losses) on interest rate swaps and FX forwards are recorded in net unrealized gain (loss) on financial instruments or net realized gain (loss) on financial instruments in the consolidated statements of income.
- For qualifying hedges of interest rate risk on interest rate swaps, the effective portion relating to the unrealized gain (loss) on derivatives are recorded in AOCI.

The table below summarizes the gains and losses on derivatives which have qualified for hedge accounting.

(in thousands)		Derivatives - effective portion reclassified from AOCI to income		Hedge ineffectiveness recorded directly in income		Total income statement impact		Derivatives - effective portion recorded in OCI		Total change in OCI for period
Interest rate swaps										
Year Ended December 31, 2023	$	(1,168)	$	—	$	(1,168)	$	(11,701)	$	(10,533)
Year Ended December 31, 2022	$	(1,412)	$	—	$	(1,412)	$	(3,545)	$	(2,133)

In the table above:
- Forecasted transactions on interest rates consists of benchmark interest rate hedges of SOFR and LIBOR-indexed floating-rate liabilities.
- Hedge ineffectiveness is the amount by which the cumulative gain or loss on the designated derivative instrument exceeds the present value of the cumulative expected change in cash flows on the hedged item attributable to the hedged risk.
- Amounts recorded in OCI for the period represents after tax amounts.

Note 16. Real estate owned, held for sale

The table below presents details on the real estate owned, held for sale portfolio.

(in thousands)		December 31, 2023		December 31, 2022
Acquired Portfolio:				
Mixed Use	$	8,535	$	35,361
Multi-family		73,745		48,768
Lodging		14,010		—
Residential		23,064		—
Office		6,901		—
Land		86,375		—
Total Acquired REO [(1)]	**$**	**212,630**	**$**	**84,129**
Other REO held for sale:				
Single Family		—		24,300
Office		5,983		6,816
Services		1,126		—
Mixed Use		4,247		—
Multi-family		28,139		—
Other		824		1,853
Total Other REO	**$**	**40,319**	**$**	**32,969**
Total real estate owned, held for sale	**$**	**252,949**	**$**	**117,098**

(1) Refer to Note 5 for further details on assets acquired and liabilities assumed in connection with the Broadmark Merger.

In the table above, Other REO excludes $1.9 million and $1.0 million as of December 31, 2023 and December 31, 2022, respectively, of real estate owned, held for sale within consolidated VIEs.

As of December 31, 2023, based on updated valuations obtained, the Company recorded a measurement period adjustment of $5.4 million to decrease the value of real estate owned, held for sale in connection with the Broadmark Merger. Refer to Note 5 for further details on assets acquired and liabilities assumed in connection with the Broadmark Merger.

Note 17. Agreements and transactions with related parties

Management Agreement

The Company has entered into a management agreement with its Manager (the "Management Agreement"), which describes the services to be provided to the Company by its Manager and compensation for such services. The Company's Manager is responsible for managing the Company's day-to-day operations, subject to the direction and oversight of the Board.

Management fee. Pursuant to the terms of the Management Agreement, the Manager is paid a management fee calculated and payable quarterly in arrears equal to 1.5% per annum of the Company's stockholders' equity (as defined in the Management Agreement) up to $500 million and 1.00% per annum of stockholders' equity in excess of $500 million.

The table below presents the management fee payable to the Manager.

	Year Ended December 31,			
	2023		**2022**	
Management fee - total	$	25.1 million	$	19.3 million
Management fee - amount unpaid	$	7.0 million	$	5.2 million

Incentive distribution. The Manager is entitled to an incentive distribution in an amount equal to the product of (i) 15% and (ii) the excess of (a) distributable earnings (which is referred to as core earnings in the partnership agreement of the operating partnership) on a rolling four-quarter basis over (b) an amount equal to 8.00% per annum multiplied by the weighted average of the issue price per share of the common stock or OP units multiplied by the weighted average number of shares of common stock outstanding, provided that distributable earnings over the prior twelve calendar quarters is greater than zero. For purposes of determining the incentive distribution payable to the Manager, distributable earnings is defined under the partnership agreement of the operating partnership in a manner that is similar to the definition of Distributable Earnings described below under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" included in this annual report on Form 10-K but with the following additional adjustments which (i) further exclude: (a) the incentive distribution, (b) unrealized gains or losses on LMM loans (not just MBS and MSRs), (c) depreciation and amortization (to the extent the Company forecloses on any property), and (d) one-time events pursuant to changes in U.S. GAAP and certain other non-cash charges after discussions between the Manager and the Company's independent directors and after approval by a majority of the independent directors and (ii) do not exclude any realized gains or losses on the sales of MBS and on discontinued operations which were excluded from the definition of distributable earnings described under "Non-GAAP Financial Measures".

The table below presents the incentive fee payable to the Manager.

	Year Ended December 31,			
	2023		**2022**	
Incentive fee distribution - total	$	1.8 million	$	3.1 million
Incentive fee distribution - amount unpaid	$	—	$	2.2 million

The Management Agreement may be terminated upon the affirmative vote of at least two-thirds of the Company's independent directors or the holders of a majority of the outstanding common stock (excluding shares held by employees and affiliates of the Manager), based upon (1) unsatisfactory performance by the Manager that is materially detrimental to the Company or (2) a determination that the management fee payable to the Manager is not fair, subject to the Manager's right to prevent such a termination based on unfair fees by accepting a mutually acceptable reduction of management fees agreed to by at least two-thirds of the Company's independent directors. The Manager must be provided with written notice of any such termination at least 180 days prior to the expiration of the then existing term. Additionally, upon such a termination by the Company without cause (or upon termination by the Manager due to the Company's material breach), the management agreement provides that the Company will pay the Manager a termination fee equal to three times the average annual base management fee earned by the Manager during the prior 24 month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination, except upon an internalization. Additionally, if the management agreement is terminated under circumstances in which the Company is obligated to make a termination payment to the Manager, the operating partnership shall repurchase, concurrently with such termination, the Class A special unit for an amount equal to three times the average annual amount of the incentive distribution paid or payable in respect of the Class A special unit during the 24 month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination.

The current term of the Management Agreement will expire on October 31, 2024 and is automatically renewed for successive one-year terms on each anniversary thereafter; provided, however, that either the Company, under the certain limited circumstances described above that would require the Company and the operating partnership to make the payments described above, or the Manager may terminate the Management Agreement annually upon 180 days prior notice.

Expense reimbursement. In addition to the management fees and incentive distribution described above, the Company is also responsible for reimbursing the Manager for certain expenses paid by the Manager on behalf of the Company and for certain services provided by the Manager to the Company. Expenses incurred by the Manager and reimbursed by the Company are typically included in salaries and benefits or general and administrative expense in the consolidated statements of income.

The table below presents reimbursable expenses payable to the Manager.

	Year Ended December 31,	
	2023	2022
Reimbursable expenses payable to Manager - total	$ 12.4 million	$ 11.9 million
Reimbursable expenses payable to Manager - amount unpaid	$ 6.2 million	$ 7.8 million

Co-Investment with Manager

On July 15, 2022, the Company closed on a $125.0 million commitment to invest into a parallel vehicle, Waterfall Atlas Anchor Feeder, LLC (the "Fund"), a fund managed by the Manager, in exchange for interests in the Fund. In exchange for the Company's commitment, the Company is entitled to 15% of any carried interest distributions received by the general partner of the Fund such that over the life of the Fund, the Company receives an internal rate of return of 1.5% over the internal rate of return of the Fund. The Fund focuses on commercial real estate equity through the acquisition of distressed and value-add real estate across property types with local operating partners. As of December 31, 2023, the Company has contributed $61.2 million of cash into the Fund for a remaining commitment of $63.8 million.

Note 18. Other assets and other liabilities

The table below presents the composition of other assets and other liabilities.

(in thousands)	December 31, 2023	December 31, 2022
Other assets:		
Goodwill	$ 38,530	$ 37,818
Deferred loan exit fees	32,271	36,669
Accrued interest	64,504	34,578
Due from servicers	20,780	9,724
Intangible assets	17,749	15,451
Receivable from third party[1]	36,519	15,206
Deferred financing costs	9,544	5,176
Deferred tax asset	—	977
Right-of-use lease asset	2,539	1,687
Investments held to maturity	3,446	3,306
Purchased future receivables, net	9,483	8,246
Other	30,213	14,695
Other assets	$ 265,578	$ 183,533
Accounts payable and other accrued liabilities:		
Accrued salaries, wages and commissions	33,961	31,110
Accrued interest payable	35,373	34,785
Servicing principal and interest payable	6,249	13,163
Deferred tax liability	32,977	30,885
Repair and denial reserve	6,974	10,846
Payable to related parties	7,038	7,815
Accrued PPP related costs	146	4,016
Accrued professional fees[1]	5,354	2,804
Lease payable	8,205	1,778
Other	35,168	16,412
Total accounts payable and other accrued liabilities	$ 171,445	$ 153,614

(1)   Includes $2.0 million as of December 31, 2023, due from insurance in connection with the settlement of claims associated with Anworth.

In the table above, investments held to maturity was $3.4 million and $3.3 million as of December 31, 2023 and December 31, 2022. As of both December 31, 2023 and December 31, 2022 substantially all of the investments held to maturity consisted of multi-family preferred equities with maturities of one through five years and a weighted average interest rate of 10.0%. The provision for credit losses on held to maturity securities was not material for the years ended December 31, 2023 or December 31, 2022.

Goodwill
The table below presents the carrying value of goodwill by reportable segment.

(in thousands)	December 31, 2023		December 31, 2022
LMM Commercial Real Estate	$	27,324	$ 26,612
Small Business Lending		11,206	11,206
Total	**$**	**38,530**	**$ 37,818**

Intangible assets
The table below presents information on intangible assets.

(in thousands)	December 31, 2023		December 31, 2022	Estimated Useful Life
Internally developed software to be sold, leased, or marketed	$	6,795	$ 3,092	5 years
Customer Relationships - Red Stone		5,935	6,293	19 years
Trade name - Red Stone		2,500	2,500	Indefinite life
Internally developed software - Knight Capital		1,161	1,794	6 years
SBA license		1,000	1,000	Indefinite life
Trade name - Knight Capital		269	416	6 years
Broker network - Knight Capital		89	356	4.5 years
Total intangible assets	**$**	**17,749**	**$ 15,451**	

The amortization expense related to intangible assets for both the years ended December 31, 2023 and 2022 was $1.6 million. Such amounts are recorded as other operating expenses in the consolidated statements of income.

The table below presents accumulated amortization for finite-lived intangible assets.

(in thousands)	December 31, 2023	
Internally developed software - Knight Capital	$	2,639
Internally developed software to be sold, leased, or marketed		1,245
Broker network - Knight Capital		1,111
Customer Relationship - Red Stone		865
Trade name - Knight Capital		611
Total accumulated amortization	**$**	**6,471**

The table below presents amortization expense related to finite-lived intangible assets for the subsequent five years.

(in thousands)	December 31, 2023	
2024	$	2,836
2025		2,616
2026		1,966
2027		1,846
2028		839
Thereafter		4,146
Total	**$**	**14,249**

Note 19. Other income and operating expenses

Paycheck Protection Program
In response to the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act" or "Round 1"), signed into law on March 27, 2020, and the Economic Aid to Hard-Hit Small Businesses, Nonprofits and Venues Act (the "Economic Aid Act" or "Round 2"), signed into law on December 27, 2020, established and extended the PPP, respectively. Both the CARES Act and the Economic Aid Act, among other things, provide certain measures to support individuals and businesses in maintaining solvency through monetary relief in the form of financing and loan forgiveness and/or forbearance. The primary catalyst of small business stimulus is the PPP, an SBA loan that temporarily supports businesses to retain their workforce and cover certain operating expenses during the COVID-19 pandemic. Furthermore, the PPP includes a 100% guarantee from the federal government and principal forgiveness for borrowers if the funds are used for defined purposes.

The Company has participated in the PPP as both direct lender and service provider. Under the CARES Act, the Company originated $109.5 million of PPP loans and was a Lender Service Provider ("LSP") for $2.5 billion of PPP loans. For the Company's originations as direct lender, it elected the fair value option and thus, classified the loans as held at fair value on the consolidated balance sheets. Fees totaling $5.2 million were recognized in the period of origination. For loans processed under the LSP, the Company was obligated to perform certain services including: 1) assistance and services to the third-party in the underwriting, marketing, processing and funding of loans, 2) processing forgiveness of the loans with the SBA and 3) servicing and management of subsequently resulting PPP loan portfolios. Such loans are not carried on the consolidated balance sheet and fees totaling $43.3 million were recognized as services were performed. Unrecognized fees as of December 31, 2023 and December 31, 2022 were less than $0.1 million and $0.1 million, respectively. Expenses related to PPP loans under the CARES Act are recognized in the period in which they are incurred.

The table below presents details about the Company's assets and liabilities related to its PPP activities.

(in thousands)	December 31, 2023	December 31, 2022
Assets		
PPP loans	$ 34,432	$ 186,409
PPP loans, at fair value	165	576
PPP fee receivable	283	328
Accrued interest receivable	586	3,196
Total PPP related assets	$ 35,466	$ 190,509
Liabilities		
PPPLF borrowings	36,036	201,011
Interest payable	340	1,176
Deferred LSP revenue	6	122
Accrued PPP related costs	146	4,016
Payable to third parties	735	277
Repair and denial reserve	1,027	4,878
Total PPP related liabilities	$ 38,290	$ 211,480

In the table above,

- Originations of PPP loans under the Economic Aid Act were $2.2 billion. These loans are classified as held-for-investment and are accounted for under ASC 310.
- Total net fees of $123.7 million are deferred over the expected life of the loans and is being recognized as interest income. Unrecognized fees as of December 31, 2023 were $1.2 million.
- As of December 31, 2023 and December 31, 2022, PPPLF borrowings exceeded PPP loans on the balance sheet due to net fees of $1.2 million and $9.8 million, respectively. In addition, PPP loans are forgiven before the related PPPLF borrowings are repaid. These proceeds are unrestricted and held in cash and cash equivalents on the consolidated balance sheet.

The table below presents details about the Company's income and expenses related to its pre-tax PPP activities.

(in thousands)	Year Ended December 31, 2023	Year Ended December 31, 2022	Financial statement account
Income			
LSP fee income	$ 57	$ 5,369	Servicing income
Interest income	10,350	54,518	Interest income
Repair and denial reserve	3,055	7,530	Other income - change in repair and denial reserve
Total PPP related income	$ 13,462	$ 67,417	
Expense			
Direct operating expenses	233	211	Other operating expenses - origination costs
Interest expense	413	1,699	Interest expense
Total PPP related expenses	$ 646	$ 1,910	
Net PPP related income	$ 12,816	$ 65,507	

Other income and expenses

The table below presents the composition of other income and operating expenses.

| (in thousands) | For the Year Ended December 31, | | | | | |
	2023		2022		2021	
Other income:						
Origination income	$	20,866	$	15,672	$	12,415
Change in repair and denial reserve		3,229		6,977		(10,224)
Employee retention credit consulting income		53,622		9,410		—
Other		25,410		18,659		4,665
Total other income	$	**103,127**	$	**50,718**	$	**6,856**
Other operating expenses:						
Origination costs		7,345		12,906		24,337
Technology expense		7,430		6,164		5,154
Impairment on real estate		8,638		4,033		2,293
Rent and property tax expense		5,001		4,519		5,436
Recruiting, training and travel expense		2,782		2,618		1,273
Marketing expense		1,120		706		1,341
Bad debt expense - ERC		8,447		—		—
Other		18,828		16,707		10,069
Total other operating expenses	$	**59,591**	$	**47,653**	$	**49,903**

Note 20. Redeemable Preferred Stock and Stockholders' Equity

Common stock dividends

The table below presents dividends declared by the Board on common stock during the last twelve months.

Declaration Date	Record Date	Payment Date	Dividend per Share	
December 15, 2022	December 30, 2022	January 31, 2023	$	0.40
March 15, 2023	March 31, 2023	April 28, 2023	$	0.40
May 15, 2023	May 30, 2023	June 15, 2023	$	0.26
May 15, 2023	June 30, 2023	July 31, 2023	$	0.14
September 15, 2023	September 29, 2023	October 31, 2023	$	0.36
December 14, 2023	December 29, 2023	January 31, 2024	$	0.30

Stock incentive plans

The Company currently maintains the 2013 Equity Incentive Plan and the 2023 Equity Incentive Plan which authorize the Compensation Committee of the Board to approve grants of equity-based awards to the Company's officers and directors, and employees of the Manager and its affiliates. The 2013 Equity Incentive Plan provided for grants of equity-based awards up to an aggregate of 5% of the shares of the Company's common stock issued and outstanding from time to time on a fully diluted basis. On August 22, 2023, the Company's stockholders approved the 2023 Equity Incentive Plan which replaces the 2013 Equity Incentive Plan and provides for grants of equity-based awards of up to 5.5 million shares of the Company's common stock. As of August 22, 2023, no further awards will be granted under the 2013 Equity Incentive Plan, and the 2013 Equity Incentive Plan remains in effect only for so long as awards granted thereunder remain outstanding. The Company currently settles stock-based incentive awards with newly issued shares. The fair value of the RSUs and RSAs granted, which is determined based upon the stock price on the grant date, is recorded as compensation expense on a straight-line basis over the vesting periods for the awards, with an offsetting increase in stockholders' equity.

In 2023, 2022, and 2021, the Company granted 413,852, 327,692, and 287,787, respectively, of time-based RSAs under the 2013 Equity Incentive Plan and the 2023 Equity Incentive Plan to certain key employees. These awards generally vest ratably in equal annual installments over a three-year period based solely on continued employment or service. Additionally, the 2021 RSAs include the 128,533 shares of common stock issued to Red Stone executives as part of the Company's acquisition of Red Stone, a privately owned real estate finance and investment company that provided innovative financial products and services to multifamily affordable housing. The Company further granted in these years 75,639, 45,162, and 36,968, respectively, of time-based RSAs and RSUs to directors of the Company, which vest ratably in equal installments quarterly over a one-year period. Directors have the option to defer receipt of shares and receive as RSUs at a later settlement date of their choosing. Dividends are paid on all above-mentioned time-based awards, vested and non-vested.

Additionally, as part of the Broadmark Merger, the Company assumed the Broadmark RSU Awards outstanding immediately prior to the Effective Time and converted them into 736,666 Company RSUs after applying the Exchange Ratio. The Broadmark RSU Awards have the same terms and conditions as were applicable to them immediately prior to the Effective Time and, accordingly, are not dividend eligible.

146

The table below summarizes RSU and RSA activity.

	Restricted Stock Units/Awards		
	Number of Shares	Grant date fair value	Weighted-average grant date fair value (per share)
(in thousands, except share data)			
Outstanding, December 31, 2022	827,163	$ 12,258 $	14.82
Granted	441,296	5,728	12.98
Vested	(333,470)	(4,946)	14.83
Forfeited	(4,536)	(61)	13.62
Outstanding, March 31, 2023	**930,453**	**$ 12,979 $**	**13.95**
Granted	782,017	8,005	10.24
Vested	(356,317)	(3,689)	10.35
Forfeited	(8,074)	(108)	13.44
Outstanding, June 30, 2023	**1,348,079**	**$ 17,187 $**	**12.75**
Vested	(349,033)	(3,615)	10.36
Outstanding, September 30, 2023	**999,046**	**$ 13,572 $**	**13.58**
Granted	2,844	29	10.11
Vested	(227,795)	(3,371)	14.80
Forfeited	(26,287)	(342)	12.99
Outstanding, December 31, 2023	**747,808**	**$ 9,888 $**	**13.22**

During the years ended December 31, 2023 and 2022, the Company recognized $7.6 million and $7.5 million, respectively, of non-cash compensation expense related to its stock-based incentive plan in the consolidated statements of income. As of December 31, 2023 and 2022, approximately $9.9 million and $12.3 million, respectively, of non-cash compensation expense related to unvested awards had not yet been charged to net income. These costs are expected to be amortized into compensation expense ratably over the course of the remaining vesting periods.

Performance-based equity awards under the 2013 Equity Incentive Plan

2023 performance-based RSUs. In June 2023, the Company granted, to certain key employees, 222,552 performance-based RSUs which may be earned based on the achievement of performance goals by the end of 2024 in relation to the Broadmark Merger. The awards are allocated 30% to awards that vest based on cost savings in 2024 as a percentage of the pre-merger Broadmark expense run rate, 15% to awards that vest based on the volume of Broadmark product originated from the time of the merger through the end of 2024, 30% to awards that vest based on the generation of incremental liquidity from asset level financing, portfolio run-off, sales or corporate re-levering through the end of 2024, and 25% to awards that vest based on distributable return on equity ("ROE") for 2024. Subject to the level of achievement of these goals during the performance period, the actual number of shares that the key employees receive may range from 0% to 200% of the target award. The fair value of the performance-based RSUs granted is recorded as compensation expense over the vesting period and will vest 2/3rds on December 31, 2024, and 1/3rd on December 31, 2025, with an offsetting increase in stockholders' equity. Any awards earned on December 31, 2024 based on achievement of the applicable performance metrics but vesting on December 31, 2025 will convert into RSAs that are eligible to vest on December 31, 2025 based on the key employee's continued employment or service through that date.

In February 2023, the Company granted, to certain key employees, 92,451 performance-based RSUs which are allocated 50% to awards that may be earned based on achievement of performance goals related to distributable return on equity ("ROE") for the three-year forward-looking period ending December 31, 2025 and 50% to awards that may be earned based on achievement of performance goals related to relative total shareholder return ("TSR") for such three-year forward-looking performance period relative to the performance of a designated peer group. Subject to the distributable ROE metric and relative TSR achieved during the performance period, the actual number of shares that the key employees receive at the end of the performance period may range from 0% to 200% of the target award. The fair value of the performance-based RSUs is recorded as compensation expense over the performance period and will cliff vest at the end of the three-year performance period, with an offsetting increase in stockholders' equity.

2022 performance-based RSUs. In February 2022, the Company granted, to certain key employees, 84,566 performance-based RSUs which are allocated 50% to awards that may be earned based on achievement of performance goals related to distributable ROE for the three-year forward-looking period ending December 31, 2024 and 50% to awards that may be earned based on achievement of performance goals related to relative TSR for such three-year forward-looking performance period relative to the performance of a designated peer group. Subject to the distributable ROE metric and relative TSR achieved during the vesting period, the actual number of shares that the key employees receive at the end of the performance period may range from 0% to 200% of the target award. The fair value of the performance-based RSUs is recorded as compensation expense over the performance period and will cliff vest at the end of a three-year performance period, with an offsetting increase in stockholders' equity.

2021 performance-based RSUs. In February 2021, the Company granted, to certain key employees, 43,327 performance-based RSUs which are allocated 50% to awards that may be earned based on achievement of performance goals related to absolute TSR for the three-year forward-looking period ending December 31, 2023 and 50% to awards that may be earned based on achievement of performance goals related to TSR for such three-year forward-looking performance period relative to the performance of a designated peer group. Subject to the absolute and relative TSR achieved during the performance period, the actual number of shares that the key employees receive at the end of the performance period may range from 0% to 300% of the target award. Following the conclusion of the performance period on December 31, 2023, the Board determined that the relative TSR target goal was achieved and the absolute TSR goal was not achieved. As such, on January 9, 2024 the Board approved the settlement of 29,215 performance-based RSUs. The fair value of the performance-based RSUs granted was recorded as compensation expense over the performance period with an offsetting increase in stockholders' equity.

Preferred Stock

In the event of a liquidation or dissolution of the Company, any outstanding preferred stock ranks senior to the outstanding common stock with respect to payment of dividends and the distribution of assets.

The Company classifies Series C Cumulative Convertible Preferred Stock, or Series C Preferred Stock, on the balance sheets using the guidance in ASC 480-10-S99. The Series C Preferred Stock contains certain fundamental change provisions that allow the holder to redeem the preferred stock for cash only if certain events occur, such as a change in control. As of December 31, 2023, the conversion rate was 1.4188 shares of common stock per $25 principal amount of the Series C Preferred Stock, which is equivalent to a conversion price of approximately $17.62 per share of common stock. As redemption under these circumstances is not solely within the Company's control, the Series C Preferred Stock has been classified as temporary equity. The Company has analyzed whether the conversion features should be bifurcated under the guidance in ASC 815 and has determined that bifurcation is not necessary.

The table below presents details on preferred equity by series.

			Preferential Cash Dividends			Carrying Value (in thousands)
Series	Shares Issued and Outstanding (in thousands)	Par Value	Liquidation Preference	Rate per Annum	Annual Dividend (per share)	December 31, 2023
C	335	0.0001	$ 25.00	6.25%	$ 1.56	$ 8,361
E	4,600	0.0001	$ 25.00	6.50%	$ 1.63	$ 111,378

In the table above,

- Shareholders are entitled to receive dividends, when and as authorized by the Board, out of funds legally available for the payment of dividends. Dividends for Series C Preferred Stock are payable quarterly on the 15th day of January, April, July and October of each year or if not a business day, the next succeeding business day. Dividends for Series E preferred stock are payable quarterly on or about the last day of each January, April, July and October of each year. Any dividend payable on the preferred stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable in arrears to holders of record as they appear on the Company's records at the close of business on the last day of each of March, June, September and December, as the case may be, immediately preceding the applicable dividend payment date.

- The Company declared dividends of $0.1 million and $1.9 million of its Series C Preferred Stock and Series E Preferred Stock during the three months ended December 31, 2023. The dividends were paid on January 12, 2024 for Series C Preferred Stock and on January 31, 2024 for Series E Preferred Stock to the holders of record as of the close of business on December 29, 2023.

- The Company may, at its option, redeem the Series E Preferred Stock, in whole or in part, at any time and from time to time, for cash at a redemption price equal to 100% of the liquidation preference of $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Series E Preferred Stock is not redeemable prior to June 10, 2026, except under certain conditions.

Public and Private Warrants

As part of the Broadmark Merger, the Company assumed public and private placement warrants that represented the right to purchase shares of Broadmark Common Stock. As of December 31, 2023, there were 41.7 million public warrants outstanding, each representing the right to purchase 0.1180825 shares of our common stock, and 5.2 million private placement warrants outstanding, each representing the right to purchase 0.47233 shares of common stock. In the aggregate, the Company has outstanding warrants to purchase approximately 7.4 million shares of common stock at a price of $24.34 per whole share. Settlement of outstanding warrants will be in shares of common stock, unless the Company elects (solely in the Company's discretion) to settle warrants the Company has called for redemption in cash, and subject to customary adjustment in the event of business combinations and certain tender offers. Unless earlier redeemed, the public warrants will expire on November 19, 2024.

The liability for the private placement warrants was less than $0.1 million as of December 31, 2023 and is included in accounts payable and other accrued liabilities in the consolidated balance sheets.

Equity ATM Program

On July 9, 2021, the Company entered into an Equity Distribution Agreement, as amended on March 8, 2022 (the "Equity Distribution Agreement") with JMP Securities LLC (the "Sales Agent") pursuant to which the Company may sell, from time to time, shares of the Company's common stock, par value $0.0001 per share, having an aggregate offering price of up to $150 million, through the Sales Agent either as agent or principal (the "Equity ATM Program"). As of December 31, 2022, the Company sold 1.1 million shares of common stock at an average price of $15.82 per share through the Equity ATM Program, for net proceeds of $17.2 million, after deducting offering related expenses paid of $0.3 million. The Company made no such sales through the Equity ATM Program during the year ended December 31, 2023. As of December 31, 2023, shares representing approximately $78.4 million remain available for sale under the Equity ATM Program.

Other

On January 14, 2022, the Company completed a public offering of 7 million shares of common stock, par value $0.0001 per share, at a price of $15.30 per share. The Company received aggregate net proceeds of approximately $106.6 million, after deducting offering expenses.

Note 21. Earnings per Share of Common Stock

The table below provides information on the basic and diluted EPS computations, including the number of shares of common stock used for purposes of these computations.

		Year Ended December 31,				
(in thousands, except for share and per share amounts)		2023		2022		2021
Basic Earnings						
Net income from continuing operations	$	351,245	$	159,551	$	117,301
Less: Income attributable to non-controlling interest		8,960		8,900		2,230
Less: Income attributable to participating shares		9,284		9,561		9,093
Basic earnings - continuing operations	$	333,001	$	141,090	$	105,978
Basic earnings - discontinued operations	$	(2,834)	$	43,612	$	42,673
Diluted Earnings						
Net income from continuing operations	$	351,245	$	159,551	$	117,301
Less: Income attributable to non-controlling interest		8,960		8,900		2,230
Less: Income attributable to participating shares		9,284		9,561		9,093
Add: Expenses attributable to dilutive instruments		524		9,276		—
Diluted earnings - continuing operations	$	333,525	$	150,366	$	105,978
Diluted earnings - discontinued operations	$	(2,834)	$	43,612	$	42,673
Number of Shares						
Basic — Average shares outstanding		146,841,594		106,878,139		68,511,578
Effect of dilutive securities — Unvested participating shares		1,725,432		10,315,819		149,328
Diluted — Average shares outstanding		148,567,026		117,193,958		68,660,906
EPS Attributable to RC Common Stockholders:						
Basic - continuing operations	$	2.27	$	1.32	$	1.55
Basic - discontinued operations	$	(0.02)	$	0.41	$	0.62
Basic - total	$	2.25	$	1.73	$	2.17
Diluted - continuing operations	$	2.24	$	1.28	$	1.54
Diluted - discontinued operations	$	(0.02)	$	0.37	$	0.62
Diluted - total	$	2.22	$	1.65	$	2.16

In the table above, participating unvested RSUs were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above.

The Company adopted ASU 2020-06, *Debt – Debt with Conversion and other Options and Derivatives and Hedging-Contracts in Entity's Own Equity*, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance eliminates the treasury stock method to calculate diluted EPS for convertible instruments and requires the use of the if-converted method.

Certain investors own OP units in the operating partnership. An OP unit and a share of common stock of the Company have substantially the same economic characteristics in as much as they effectively share equally in the net income or loss of the operating partnership. OP unit holders have the right to redeem their OP units, subject to certain restrictions. The redemption is required to be satisfied in shares of common stock or cash at the Company's option, calculated as follows: one share of the Company's common stock, or cash equal to the fair value of a share of the Company's common stock at the time of redemption, for each OP unit. When an OP unit holder redeems an OP unit, non-controlling interests in the operating partnership is reduced and the Company's equity is increased. As of December 31, 2023 and 2022, the non-controlling interest OP unit holders owned 1,330,582 and 1,593,983 OP units, respectively.

Note 22. Offsetting assets and liabilities

In order to better define its contractual rights and to secure rights that will help the Company mitigate its counterparty risk, the Company may enter into an International Swaps and Derivatives Association ("ISDA") Master Agreement with multiple derivative counterparties. An ISDA Master Agreement, published by ISDA, is a bilateral trading agreement between two parties that allow both parties to enter into over-the-counter ("OTC"), derivative contracts. The ISDA Master Agreement contains a Schedule to the Master Agreement and a Credit Support Annex, which governs the maintenance, reporting, collateral management and default process (netting provisions in the event of a default and/or a termination event). Under an ISDA Master Agreement, the Company may, under certain circumstances, offset with the counterparty certain derivative financial instruments' payables and/or receivables with collateral held and/or posted and create one single net payment. The provisions of the ISDA Master Agreement typically permit a single net payment in the event of default, including the bankruptcy or insolvency of the counterparty. However, bankruptcy or insolvency laws of a particular jurisdiction may impose restrictions on or prohibitions against the right of offset in bankruptcy, insolvency or other events. In addition, certain ISDA Master Agreements allow counterparties to terminate derivative contracts prior to maturity in the event the Company's stockholders' equity declines by a stated percentage or the Company fails to meet the terms of its ISDA Master Agreements, which would cause the Company to accelerate payment of any net liability owed to the counterparty. As of December 31, 2023 and 2022, and for the periods then ended, the Company was in good standing on all of its ISDA Master Agreements or similar arrangements with its counterparties.

For derivatives traded under an ISDA Master Agreement, the collateral requirements are listed under the Credit Support Annex, which is the sum of the mark to market for each derivative contract, the independent amount due to the derivative counterparty and any thresholds, if any. Collateral may be in the form of cash or any eligible securities, as defined in the respective ISDA agreements. Cash collateral pledged to and by the Company with the counterparty, if any, is reported separately in the consolidated balance sheets as restricted cash. All margin call amounts must be made before the notification time and must exceed a minimum transfer amount threshold before a transfer is required. All margin calls must be responded to and completed by the close of business on the same day of the margin call, unless otherwise specified. Any margin calls after the notification time must be completed by the next business day. Typically, the Company and its counterparties are not permitted to sell, rehypothecate or use the collateral posted. To the extent amounts due to the Company from its counterparties are not fully collateralized, the Company bears exposure and the risk of loss from a defaulting counterparty. The Company attempts to mitigate counterparty risk by establishing ISDA agreements with only high-grade counterparties that have the financial health to honor their obligations and diversification by entering into agreements with multiple counterparties.

In accordance with ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, the Company is required to disclose the impact of offsetting of assets and liabilities represented in the consolidated balance sheets to enable users of the consolidated financial statements to evaluate the effect or potential effect of netting arrangements on its financial position for recognized assets and liabilities. These recognized assets and liabilities are financial instruments and derivative instruments that are either subject to enforceable master netting arrangements or ISDA Master Agreements or meet the following right of setoff criteria: (a) the amounts owed by the Company to another party are determinable, (b) the Company has the right to set off the amounts owed with the amounts owed by the counterparty, (c) the Company intends to offset, and (d) the Company's right of offset is enforceable at law. As of December 31, 2023 and 2022, the Company has elected to offset assets and liabilities associated with its OTC derivative contracts in the consolidated balances sheets.

The table below presents the gross fair value of derivative contracts by product type, Paycheck Protection Program Liquidity Facility borrowings and secured borrowings, the amount of netting reflected in the consolidated balance sheets, as well as the amount not offset in the consolidated balance sheets as they do not meet the enforceable credit support criteria for netting under U.S. GAAP.

				Gross amounts not offset in the Consolidated Balance Sheets[1]		
	Gross amounts of Assets / Liabilities	Gross amounts offset	Balance in Consolidated Balance Sheets	Financial Instruments	Cash Collateral Received / Paid	Net Amount
(in thousands)						
December 31, 2023						
Assets						
Interest rate swaps	$ 36,812	$ 34,408	$ 2,404	$ —	$ —	$ 2,404
Total	**$ 36,812**	**$ 34,408**	**$ 2,404**	**$ —**	**$ —**	**$ 2,404**
Liabilities						
FX forwards	212	—	212	—	—	212
Secured borrowings	2,102,075	—	2,102,075	2,102,075	—	—
PPPLF	36,036	—	36,036	34,596	—	1,440
Total	**$ 2,138,323**	**$ —**	**$ 2,138,323**	**$ 2,136,671**	**$ —**	**$ 1,652**
December 31, 2022						
Assets						
FX forwards	1,123	—	1,123	—	—	1,123
Interest rate swaps	53,229	41,820	11,409	—	—	11,409
Total	**$ 54,352**	**$ 41,820**	**$ 12,532**	**$ —**	**$ —**	**$ 12,532**
Liabilities						
FX forwards	1,319	—	1,319	—	—	1,319
Secured borrowings	2,663,735	—	2,663,735	2,663,735	—	—
PPPLF	201,011	—	201,011	186,985	—	14,026
Total	**$ 2,866,065**	**$ —**	**$ 2,866,065**	**$ 2,850,720**	**$ —**	**$ 15,345**

(1) Amounts presented in these columns are limited in total to the net amount of assets or liabilities presented in the prior column by instrument. In certain cases, there is excess cash collateral or financial assets the Company has pledged to a counterparty that exceed the financial liabilities subject to a master netting repurchase arrangement or similar agreement. Additionally, in certain cases, counterparties may have pledged excess cash collateral to the Company that exceeds the Company's corresponding financial assets. In each case, any of these excess amounts are excluded from the table although they are separately reported in the Company's consolidated balance sheets as assets or liabilities, respectively.

Note 23. Financial instruments with off-balance sheet risk, credit risk, and certain other risks

In the normal course of business, the Company enters into transactions in various financial instruments that expose us to various types of risk, both on and off-balance sheet. Such risks are associated with financial instruments and markets in which the Company invests. These financial instruments expose us to varying degrees of market risk, credit risk, interest rate risk, liquidity risk, off-balance sheet risk and prepayment risk.

Market Risk — Market risk is the potential adverse changes in the values of the financial instrument due to unfavorable changes in the level or volatility of interest rates, foreign currency exchange rates, or market values of the underlying financial instruments. The Company attempts to mitigate its exposure to market risk by entering into offsetting transactions, which may include purchase or sale of interest-bearing securities and equity securities.

Credit Risk — The Company is subject to credit risk in connection with its investments in LMM loans and LMM MBS and other target assets it may acquire in the future. The credit risk related to these investments pertains to the ability and willingness of the borrowers to pay, which is assessed before credit is granted or renewed and periodically reviewed throughout the loan or security term. The Company believes that loan credit quality is primarily determined by the borrowers' credit profiles and loan characteristics and seeks to mitigate this risk by seeking to acquire assets at appropriate prices given anticipated and unanticipated losses and by deploying a value-driven approach to underwriting and diligence, consistent with its historical investment strategy, with a focus on projected cash flows and potential risks to cash flow. The Company further mitigates its risk of potential losses while managing and servicing loans by performing various workout and loss mitigation strategies with delinquent borrowers. Nevertheless, unanticipated credit losses could occur, which could adversely impact operating results.

The Company is also subject to credit risk with respect to the counterparties to derivative contracts. If a counterparty becomes bankrupt or otherwise fails to perform its obligation under a derivative contract due to financial difficulties, the Company may experience significant delays in obtaining any recovery under the derivative contract in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy, or other analogous proceeding. In the event of the insolvency of a counterparty to a derivative transaction, the derivative transaction would typically be terminated at its fair market value. If the Company is owed this fair market value in the termination of the derivative transaction and its claim is unsecured, it will be treated as a general creditor of such counterparty and will not have any claim with respect to the underlying security. The Company may obtain only a limited recovery or may obtain no recovery in such circumstances. In addition, the business failure of a counterparty with whom it enters a hedging transaction will most likely result in its default, which may result in the loss of potential future value and the loss of our hedge and force the Company to cover its commitments, if any, at the then current market price.

Counterparty credit risk is the risk that counterparties may fail to fulfill their obligations, including their inability to post additional collateral in circumstances where their pledged collateral value becomes inadequate. The Company attempts to manage its exposure to counterparty risk through diversification, use of financial instruments and monitoring the creditworthiness of counterparties.

The Company finances the acquisition of a significant portion of its loans and investments with repurchase agreements and borrowings under credit facilities and other financing agreements. In connection with these financing arrangements, the Company pledges its loans, securities and cash as collateral to secure the borrowings. The amount of collateral pledged will typically exceed the amount of the borrowings (i.e., the haircut) such that the borrowings will be over-collateralized. As a result, the Company is exposed to the counterparty if, during the term of the repurchase agreement financing, a lender should default on its obligation and the Company is not able to recover its pledged assets. The amount of this exposure is the difference between the amount loaned to the Company plus interest due to the counterparty and the fair value of the collateral pledged by the Company to the lender including accrued interest receivable on such collateral.

The Company is exposed to changing interest rates and market conditions, which affects cash flows associated with borrowings. The Company enters into derivative instruments, such as interest rate swaps, to mitigate these risks. Interest rate swaps are used to mitigate the exposure to changes in interest rates and involve the receipt of variable-rate interest amounts from a counterparty in exchange for making payments based on a fixed interest rate over the life of the swap contract.

Certain subsidiaries have entered into OTC interest rate swap agreements to hedge risks associated with movements in interest rates. Because certain interest rate swaps were not cleared through a central counterparty, the Company remains exposed to the counterparty's ability to perform its obligations under each such swap and cannot look to the creditworthiness of a central counterparty for performance. As a result, if an OTC swap counterparty cannot perform under the terms of an interest rate swap, the Company's subsidiary would not receive payments due under that agreement, the Company may lose any unrealized gain associated with the interest rate swap and the hedged liability would cease to be hedged by the interest rate swap. While the Company would seek to terminate the relevant OTC swap transaction and may have a claim against the defaulting counterparty for any losses, including unrealized gains, there is no assurance that the Company would be able to recover such amounts or to replace the relevant swap on economically viable terms or at all. In such case, the Company could be forced to cover its unhedged liabilities at the then current market price. The Company may also be at risk for any pledged collateral to secure its obligations under the OTC interest rate swap if the counterparty becomes insolvent or files for bankruptcy. Therefore, upon a default by an interest rate swap agreement counterparty, the interest rate swap would no longer mitigate the impact of changes in interest rates as intended.

Liquidity Risk — Liquidity risk arises from investments and the general financing of the Company's investing activities. It includes the risk of not being able to fund acquisition and origination activities at settlement dates and/or liquidate positions in a timely manner at reasonable prices, in addition to potential increases in collateral requirements during times of heightened market volatility. If the Company was forced to dispose of an illiquid investment at an inopportune time, it might be forced to do so at a substantial discount to the market value, resulting in a realized loss. The Company attempts to mitigate its liquidity risk by regularly monitoring the liquidity of its investments in LMM loans, MBS and other financial instruments. Factors such as expected exit strategy for, the bid to offer spread of, and the number of broker dealers making an active market in a particular strategy and the availability of long-term funding, are considered in analyzing liquidity risk. To reduce any perceived disparity between the liquidity and the terms of the debt instruments in which the Company invests, it attempts to minimize its reliance on short-term financing arrangements. While the Company may finance certain investments in security positions using traditional margin arrangements and reverse repurchase agreements, other financial instruments such as collateralized debt obligations, and other longer term financing vehicles may be utilized to provide it with sources of long-term financing.

Off-Balance Sheet Risk —The Company has undrawn commitments on outstanding loans which are disclosed in Note 24.

Interest Rate — Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond the Company's control.

The Company's operating results will depend, in part, on differences between the income from its investments and financing costs. Generally, debt financing is based on a floating rate of interest calculated on a fixed spread over the relevant index, subject to a floor, as determined by the particular financing arrangement. In the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in credit losses to us, which could materially and adversely affect the Company's business, financial condition, liquidity, results of operations and prospects. Furthermore, such defaults could have an adverse effect on the spread between the Company's interest-earning assets and interest-bearing liabilities.

Additionally, non-performing LMM loans are not as interest rate sensitive as performing loans, as earnings on non-performing loans are often generated from restructuring the assets through loss mitigation strategies and opportunistically disposing of them. Because non-performing LMM loans are short-term assets, the discount rates used for valuation are based on short-term market interest rates, which may not move in tandem with long-term market interest rates.

Prepayment Risk — As the Company receives prepayments of principal on its assets, any premiums paid on such assets are amortized against interest income. In general, an increase in prepayment rates accelerates the amortization of purchase premiums, thereby reducing the interest income earned on the assets. Conversely, discounts on such assets are accreted into interest income. In general, an increase in prepayment rates accelerates the accretion of purchase discounts, thereby increasing the interest income earned on the assets.

Note 24. Commitments, contingencies and indemnifications

Litigation
The Company may be subject to litigation and administrative proceedings arising in the ordinary course of its business and as such, has entered into agreements which provide for indemnifications against losses, costs, claims, and liabilities arising from the performance of individual obligations under such agreements. The Company has had no prior claims or payments pursuant to these agreements and the individual maximum exposure is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on history and experience, the risk of loss is expected to be remote. Management is not aware of any other contingencies that would require accrual or disclosure in the consolidated financial statements.

Unfunded Loan Commitments
The table below presents unfunded loan commitments.

(in thousands)	December 31, 2023		December 31, 2022	
Loans, net	$	745,782	$	881,519
Loans, held for sale	$	19,327	$	20,546
Preferred equity investment	$	436	$	1,147

Note 25. Income Taxes

The Company is a REIT pursuant to Internal Revenue Code Section 856. Qualification as a REIT depends on the Company's ability to meet various requirements imposed by the Internal Revenue Code, which relate to its organizational structure, diversity of stock ownership and certain requirements with regard to the nature of its assets and the sources of its income. As a REIT, the Company generally must distribute annually dividends equal to at least 90% of its net taxable income, subject to certain adjustments and excluding any net capital gain, in order for U.S. federal income tax not to apply to earnings that are distributed. To the extent the Company satisfies this distribution requirement but distributes less than 100% of its net taxable income, it will be subject to U.S. federal income tax on its undistributed taxable income. In addition, the Company will be subject to a 4% nondeductible excise tax if the actual amount paid to stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. Even if the Company qualifies as a REIT, it may be subject to certain U.S. federal income and excise taxes and state and local taxes on its income and assets. If the Company fails to maintain its qualification as a REIT for any taxable year, it may be subject to material penalties as well as federal, state and local income tax on its taxable income at regular corporate rates and it would not be able to qualify as a REIT for the subsequent four taxable years. As of December 31, 2023 and 2022, the Company was in compliance with all REIT requirements.

Certain subsidiaries have elected to be treated as taxable REIT subsidiaries ("TRSs"). TRSs permit the Company to participate in certain activities that would not be qualifying income if earned directly by the parent REIT, as long as these activities meet specific criteria, are conducted within the parameters of certain limitations established by the Internal Revenue Code and are conducted in entities which elect to be treated as taxable subsidiaries under the Internal Revenue Code. To the extent these criteria are met, the Company will continue to maintain our qualification as a REIT. The Company's TRSs engage in various real estate - related operations, including originating and securitizing commercial mortgage loans, and investments in real property. Such TRSs are not consolidated for federal income tax purposes but are instead taxed as corporations. For financial reporting purposes, a provision for current and deferred income taxes is established for the portion of earnings recognized by the Company with respect to its interest in TRSs.

The table below presents the composition of income tax provision.

| (in thousands) | Year Ended December 31, | | | | | |
	2023		2022		2021	
Current						
Federal income tax	$	1,605	$	6,878	$	13,423
State and local income tax		214		1,588		1,400
Net current tax provision	$	1,819	$	8,466	$	14,823
Deferred						
Federal income tax		4,314		6,976		3,048
State and local income tax (benefit)		1,041		33		(3,012)
Net deferred tax provision	$	5,355	$	7,009	$	36
Total income tax provision	$	7,174	$	15,475	$	14,859

The table below is a reconciliation of federal income tax determined using the statutory federal tax rate to the reported income tax provision.

| (in thousands) | Year Ended December 31, | | | | |
	2023			2022	
U.S. statutory tax	$	75,268	21.0 %	$ 36,755	21.0 %
State and local income tax		929	0.3	(920)	(0.5)
Income attributable to REIT		(69,019)	(19.3)	(19,916)	(11.4)
Income attributable to non-controlling interests		(1,789)	(0.5)	(1,378)	(0.8)
Permanent items		863	0.2	(844)	(0.5)
Other		922	0.3	1,778	1.0
Effective income tax	$	7,174	2.0 %	$ 15,475	8.8 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are presented net by tax jurisdiction and are reported in other assets and other liabilities, respectively.

The table below presents the tax effects of temporary differences on their respective net deferred tax assets and liabilities.

| (in thousands) | Year Ended December 31, | | | |
	2023		2022	
Deferred tax assets:				
Net operating loss carryforwards	$	22,153	$	13,409
Accruals		6,593		7,369
Depreciation and amortization		2,913		933
Goodwill		17,647		2,064
Compensation		119		33
Other		45		155
Total deferred tax assets	$	49,470	$	23,963
Deferred tax liabilities:				
Loan / servicing rights balance		50,844		45,680
Derivative instruments		56		48
Other taxable temporary difference		5,642		3,457
Unrealized gains		4,820		4,686
Total deferred tax liabilities	$	61,362	$	53,871
Valuation allowance		(21,085)		—
Net deferred tax liabilities	$	(32,977)	$	(29,908)

The Company has approximately $55.8 million of federal and $132.6 million of state net operating loss carryforwards that will begin to expire in 2024.

Additionally, as of December 31, 2023, the Company had federal net operating loss carryforwards of $40.6 million and capital loss carryforwards of $123.1 million obtained in the Broadmark Merger and the acquisition of Anworth that can be used to offset future taxable ordinary income and capital gains, respectively. The net operating loss carryforwards can reduce the Company's REIT distribution requirements.

The Company recognizes deferred tax assets and liabilities for the future tax consequences arising from differences between the carrying amounts of existing assets and liabilities under GAAP and their respective tax bases. The Company evaluates its deferred tax assets for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical profitability and projections of future taxable income.

The provisions of ASC 740 require that carrying amounts of deferred tax assets be reduced by a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result of the acquisition of the Broadmark taxable REIT subsidiary, the Company has recorded net deferred tax assets of $21.1 million as of December 31, 2023. A full valuation allowance was recorded against these deferred tax assets as it is more likely than not that these assets will not be realized.

As of December 31, 2023, the Company concluded the positive evidence in favor of the recoverability of its remaining deferred tax assets outweighed the negative evidence and that it is more likely than not that its remaining deferred tax assets will be realized. The Company's framework for assessing the recoverability of deferred tax assets requires it to weigh all available evidence, including the sustainability of recent profitability required to realize the deferred tax assets, the cumulative net income in its consolidated statements of income in recent years, the future reversals of existing taxable temporary differences, and the carryforward periods for any carryforwards of net operating losses.

The difference between the statutory rate of 21% and the effective income tax rate is primarily due to income attributable to the REIT that is offset by the dividends paid deduction.

As of December 31, 2023 and 2022, the Company had no uncertain tax positions recorded or disclosed in the financial statements. Additionally, it is the belief of management that the total amount of uncertain tax positions, if any, will not materially change over the next 12 months.

The Company and its TRSs are subject to taxation in U.S. federal and multiple state and local tax jurisdictions. Federal tax returns for 2020 and forward are subject to examination. In addition, tax years 2019 and forward remain open in certain state jurisdictions.

Note 26. Segment reporting

The Company reports its results of operations through the following two business segments: i) *LMM Commercial Real Estate* (formerly our SBC Lending and Acquisitions segment) *and* ii) *Small Business Lending*. The Company's organizational structure is based on a number of factors that the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, uses to evaluate, view, and run its business operations, which includes customer base and nature of loan program types. The segments are based on this organizational structure and the information reviewed by the CODM and management to evaluate segment results.

LMM Commercial Real Estate
The Company originates LMM loans across the full life-cycle of an LMM property including construction, bridge, stabilized and agency channels. As part of this segment, the Company originates and services multi-family loan products under the Freddie Mac SBL program. LMM originations include construction and permanent financing activities for the preservation and construction of affordable housing, primarily utilizing tax-exempt bonds, through Red Stone. This segment also reflects the impact of LMM securitization activities. The Company acquires performing and non-performing LMM loans and intends to continue to acquire these loans as part of the Company's business strategy.

Small Business Lending
The Company acquires, originates and services loans guaranteed by the SBA under the SBA Section 7(a) Program. This segment also reflects the impact of SBA securitization activities. The Company also acquires purchased future receivables through Knight Capital.

Corporate- Other

Corporate - Other consists primarily of unallocated activities, including interest expense relating to senior secured and convertible notes, allocated employee compensation from the Manager, management and incentive fees paid to the Manager and other general corporate overhead expenses.

Results of business segments and all other. The tables below present reportable business segments, along with remaining unallocated amounts recorded within Corporate- Other.

(in thousands)	Year Ended December 31, 2023			
	LMM Commercial Real Estate	Small Business Lending	Corporate- Other	Consolidated
Interest income	$ 847,253	$ 98,561	$ —	$ 945,814
Interest expense	(650,624)	(65,844)	—	(716,468)
Net interest income before provision for loan losses	**$ 196,629**	**$ 32,717**	**$ —**	**$ 229,346**
Provision for loan losses	(1,413)	(5,817)	—	(7,230)
Net interest income after provision for loan losses	**$ 195,216**	**$ 26,900**	**$ —**	**$ 222,116**
Non-interest income				
Net realized gain (loss) on financial instruments and real estate owned	34,072	30,936	—	65,008
Net unrealized gain (loss) on financial instruments	8,427	1,291	—	9,718
Servicing income, net	5,819	15,342	—	21,161
Income on purchased future receivables, net	—	2,387	—	2,387
Gain on bargain purchase	—	—	207,972	207,972
Loss on unconsolidated joint ventures	(905)	—	—	(905)
Other income	38,552	62,112	2,463	103,127
Total non-interest income	**$ 85,965**	**$ 112,068**	**$ 210,435**	**$ 408,468**
Non-interest expense				
Employee compensation and benefits	(33,012)	(40,289)	(8,229)	(81,530)
Allocated employee compensation and benefits from related party	(882)	—	(9,955)	(10,837)
Professional fees	(5,369)	(19,535)	(9,834)	(34,738)
Management fees – related party	—	—	(25,103)	(25,103)
Incentive fees – related party	—	—	(1,791)	(1,791)
Loan servicing expense	(40,070)	(741)	—	(40,811)
Transaction related expenses	—	—	(17,764)	(17,764)
Other operating expenses	(24,443)	(27,763)	(7,385)	(59,591)
Total non-interest expense	**$ (103,776)**	**$ (88,328)**	**$ (80,061)**	**$ (272,165)**
Income before provision for income taxes	**$ 177,405**	**$ 50,640**	**$ 130,374**	**$ 358,419**
Total assets	**$ 10,282,531**	**$ 1,395,687**	**$ 308,403**	**$ 11,986,621**

(in thousands)	Year Ended December 31, 2022			
	LMM Commercial Real Estate	Small Business Lending	Corporate- Other	Consolidated
Interest income	$ 565,128	$ 98,089	$ —	$ 663,217
Interest expense	(364,343)	(27,382)	(635)	(392,360)
Net interest income before provision for loan losses	**$ 200,785**	**$ 70,707**	**$ (635)**	**$ 270,857**
Provision for loan losses	(31,471)	(2,971)	—	(34,442)
Net interest income after provision for loan losses	**$ 169,314**	**$ 67,736**	**$ (635)**	**$ 236,415**
Non-interest income				
Net realized gain (loss) on financial instruments and real estate owned	21,813	31,951	—	53,764
Net unrealized gain (loss) on financial instruments	23,321	(1,431)	—	21,890
Servicing income, net	4,623	6,805	—	11,428
Income on purchased future receivables, net	—	5,490	—	5,490
Income on unconsolidated joint ventures	11,661	—	—	11,661
Other income	29,506	20,382	830	50,718
Total non-interest income	**$ 90,924**	**$ 63,197**	**$ 830**	**$ 154,951**
Non-interest expense				
Employee compensation and benefits	(29,417)	(40,546)	(5,026)	(74,989)
Allocated employee compensation and benefits from related party	(955)	—	(8,594)	(9,549)
Professional fees	(7,030)	(5,361)	(4,911)	(17,302)
Management fees – related party	—	—	(19,295)	(19,295)
Incentive fees – related party	—	—	(3,105)	(3,105)
Loan servicing expense	(30,107)	(707)	—	(30,814)
Transaction related expenses	—	—	(13,633)	(13,633)
Other operating expenses	(23,761)	(17,776)	(6,116)	(47,653)
Total non-interest expense	**$ (91,270)**	**$ (64,390)**	**$ (60,680)**	**$ (216,340)**
Income (loss) before provision for income taxes	**$ 168,968**	**$ 66,543**	**$ (60,485)**	**$ 175,026**
Total assets	**$ 10,197,876**	**$ 835,836**	**$ 148,074**	**$ 11,181,786**

(in thousands)	Year Ended December 31, 2021							
	LMM Commercial Real Estate		Small Business Lending		Corporate-Other		Consolidated	
Interest income	$	278,455	$	116,741	$	—	$	395,196
Interest expense		(164,797)		(36,872)		(2,699)		(204,368)
Net interest income before provision for loan losses	**$**	**113,658**	**$**	**79,869**	**$**	**(2,699)**	**$**	**190,828**
Provision for loan losses		(7,387)		(662)		—		(8,049)
Net interest income after provision for loan losses	**$**	**106,271**	**$**	**79,207**	**$**	**(2,699)**	**$**	**182,779**
Non-interest income								
Net realized gain (loss) on financial instruments and real estate owned		24,813		44,068		—		68,881
Net unrealized gain (loss) on financial instruments		19,458		2,999		—		22,457
Servicing income, net		3,113		14,510		—		17,623
Income on purchased future receivables, net		—		10,257		—		10,257
Income on unconsolidated joint ventures		6,916		—		—		6,916
Other income (loss)		13,002		(6,231)		85		6,856
Total non-interest income	**$**	**67,302**	**$**	**65,603**	**$**	**85**	**$**	**132,990**
Non-interest expense								
Employee compensation and benefits		(16,582)		(36,757)		(3,753)		(57,092)
Allocated employee compensation and benefits from related party		(1,203)		—		(10,828)		(12,031)
Professional fees		(4,064)		(3,034)		(6,290)		(13,388)
Management fees – related party		—		—		(10,928)		(10,928)
Incentive fees – related party		—		—		(5,419)		(5,419)
Loan servicing expense		(19,680)		(886)		—		(20,566)
Transaction related expenses		—		—		(14,282)		(14,282)
Other operating expenses		(21,997)		(23,377)		(4,529)		(49,903)
Total non-interest expense	**$**	**(63,526)**	**$**	**(64,054)**	**$**	**(56,029)**	**$**	**(183,609)**
Income (loss) before provision for income taxes	**$**	**110,047**	**$**	**80,756**	**$**	**(58,643)**	**$**	**132,160**
Total assets	**$**	**7,106,206**	**$**	**1,558,641**	**$**	**350,438**	**$**	**9,015,285**

Note 27. Subsequent events

The Company has evaluated subsequent events through the issuance date of the consolidated financial statements and determined that no additional disclosure is necessary.

Ready Capital Corporation
Schedule IV – Mortgage Loans on Real Estate

There are no individual loans that exceed 3% of the total carrying amount of all mortgages. The table below presents the Company's mortgage loans on real estate, categorized by product type.

Product Type	UPB Grouping	Loan Count	Interest Rate	Maturity Date	Carrying Value	UPB	UPB of loans subject to delinquent principal or interest
Bridge							
	0 - 500k	77	8.11 - 10.91%	2024 - 2026	$ 12,934	$ 12,969	$ 26
	500k - 1mm	34	8.49 - 11.61%	2023 - 2026	25,131	25,135	1,287
	1mm - 1.5mm	10	8.91 - 10.29%	2024 - 2025	12,590	12,624	—
	1.5mm - 2mm	13	8.71 - 12.36%	2023 - 2026	22,865	22,920	1,864
	2mm - 2.5mm	10	8.81 - 10.71%	2022 - 2026	22,874	22,978	2,280
	> 2.5mm	367	5.00 - 14.25%	2021 - 2027	6,699,688	6,741,190	623,483
Total		**511**			**$ 6,796,082**	**$ 6,837,816**	**$ 628,940**
Fixed Rate							
	0 - 500k	8	4.69 - 9.20%	2024 - 2043	2,082	2,061	—
	500k - 1mm	27	4.50 - 8.67%	2024 - 2030	22,053	21,878	—
	1mm - 1.5mm	36	4.59 - 10.00%	2019 - 2032	44,256	44,771	3,222
	1.5mm - 2mm	21	4.25 - 6.34%	2024 - 2031	37,028	37,136	1,662
	2mm - 2.5mm	27	4.48 - 8.00%	2023 - 2032	59,299	59,959	2,224
	> 2.5mm	115	3.39 - 8.32%	2019 - 2034	867,112	866,836	42,016
Total		**234**			**$ 1,031,830**	**$ 1,032,641**	**$ 49,124**
Construction							
	0 - 500k	9	10.00 - 18.00%	2022 - 2024	2,568	2,676	1,160
	500k - 1mm	11	8.00 - 12.62%	2022 - 2024	9,335	9,558	3,345
	1mm - 1.5mm	13	5.96 - 12.00%	2021 - 2025	14,656	15,785	10,999
	1.5mm - 2mm	11	9.75 - 12.00%	2020 - 2024	18,911	20,098	16,546
	2mm - 2.5mm	10	10.00 - 12.00%	2021 - 2024	22,177	22,334	11,157
	> 2.5mm	69	0.00 - 18.00%	2022 - 2025	1,112,988	1,142,075	385,358
Total		**123**			**$ 1,180,635**	**$ 1,212,526**	**$ 428,565**
Freddie Mac							
	> 2.5mm	7	3.28 - 6.64%	2026 - 2041	30,455	30,448	—
Total		**7**			**$ 30,455**	**$ 30,448**	**$ —**
SBA - 7(a)							
	0 - 500k	2,690	0.00 - 15.00%	2016 - 2049	241,252	252,460	18,438
	500k - 1mm	336	5.00 - 11.50%	2014 - 2049	236,970	242,092	6,806
	1mm - 1.5mm	128	9.50 - 11.50%	2029 - 2048	154,308	156,094	2,375
	1.5mm - 2mm	75	7.25 - 11.25%	2030 - 2048	127,473	128,858	1,562
	2mm - 2.5mm	42	6.00 - 11.25%	2032 - 2049	94,510	95,133	2,108
	> 2.5mm	114	9.25 - 11.25%	2032 - 2048	409,586	412,091	—
Total		**3,385**			**$ 1,264,099**	**$ 1,286,728**	**$ 31,289**
Other							
	0 - 500k	1,010	1.00 - 12.13%	2004 - 2052	192,653	195,519	6,129
	500k - 1mm	126	3.00 - 11.00%	2023 - 2050	86,918	87,149	2,667
	1mm - 1.5mm	29	1.00 - 11.50%	2023 - 2048	33,207	33,446	1,073
	1.5mm - 2mm	16	3.50 - 10.00%	2025 - 2047	27,475	27,442	—
	2mm - 2.5mm	7	3.88 - 8.56%	2024 - 2037	15,698	15,559	—
	> 2.5mm	13	3.65 - 12.00%	2023 - 2028	98,505	98,710	—
Total		**1,201**			**$ 454,456**	**$ 457,825**	**$ 9,869**
General Allowance for Loan Losses					(44,473)		
Total Loans		**5,461**			**$ 10,713,084**	**$ 10,857,984**	**$ 1,147,787**

The table below presents activity for mortgage loans on real estate, including loans in consolidated VIEs.

(in thousands)	Loans, net		Loans, held for sale		Total Loan Receivables	
Balance as of December 31, 2020	$	4,020,223	$	79,841	$	4,100,064
Origination of loan receivables		3,826,182		989,422		4,815,604
Purchases of loan receivables		137,182		75,666		212,848
Proceeds from disposition and principal payment of loan receivables		(973,111)		(981,456)		(1,954,567)
Loans acquired as part of merger transactions		—		102,798		102,798
Net realized gain (loss) on sale of loan receivables		(7,317)		47,897		40,580
Net unrealized gain (loss) on loan receivables		170		2,844		3,014
Accretion/amortization of discount, premium and other fees		13,232		—		13,232
Foreign currency gain (loss), net		(4,091)		—		(4,091)
Transfers to real estate owned, held for sale		(9,015)		—		(9,015)
Provision for loan losses		(8,727)		—		(8,727)
Balance as of December 31, 2021	$	6,994,728	$	317,012	$	7,311,740
Origination of loan receivables		3,303,318		722,280		4,025,598
Purchases of loan receivables		669,137		—		669,137
Proceeds from disposition and principal payment of loan receivables		(1,471,118)		(914,374)		(2,385,492)
Loans acquired as part of merger transactions		412,745				412,745
Net realized gain (loss) on sale of loan receivables		(9,281)		21,499		12,218
Net unrealized gain (loss) on loan receivables		(980)		(18,695)		(19,675)
Accretion/amortization of discount, premium and other fees		14,618		—		14,618
Foreign currency gain (loss), net		(1,165)		—		(1,165)
Transfers		3,987		(3,987)		—
Transfers to real estate owned, held for sale		(1,598)		—		(1,598)
Provision for loan losses		(30,894)		—		(30,894)
Balance as of December 31, 2022	$	9,883,497	$	123,735	$	10,007,232
Origination of loan receivables		1,005,137		561,997		1,567,134
Payments in kind		42,148		—		42,148
Proceeds from disposition and principal payment of loan receivables		(1,779,990)		(579,309)		(2,359,299)
Loans acquired as part of merger transactions		764,367		—		764,367
Loan receivables from issuance of securitized debt obligation		689,079		—		689,079
Net realized gain (loss) on sale of loan receivables		(9,661)		34,991		25,330
Net unrealized gain (loss) on loan receivables		(437)		8,846		8,409
Accretion/amortization of discount, premium and other fees		34,245		—		34,245
Foreign currency gain (loss), net		2,645		—		2,645
Transfers		68,661		(68,661)		—
Transfers to real estate owned, held for sale		(56,900)				(56,900)
Provision for loan losses		(11,306)		—		(11,306)
Balance as of December 31, 2023	$	10,631,485	$	81,599	$	10,713,084

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

A review and evaluation was performed by the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 10-K. Based on that review and evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's current disclosure controls and procedures, as designed and implemented, were effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, the Company's management used criteria set forth by the 2013 Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on its assessment, the Company's management believes that, as of December 31, 2023, the Company's internal control over financial reporting was effective based on those criteria.

Changes in Internal Control over Financial Reporting

There have been no changes to the Company's internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Our company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of our company's internal control over financial reporting. Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are set forth in Part II, Item 8 of this annual report on Form 10-K.

Item 9B. Other Information

None of our officers and directors entered into, modified or terminated any "Rule 10b5-1 trading arrangements" or "non-Rule 10b5-1 trading arrangements" (each as defined in Item 408(c) of Regulation S-K) during the quarter ended December 31, 2023.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance

The information regarding our executive officers required by Item 401 of Regulation S-K is located under Part I, Item 1 within the caption "Executive Officers of the Company" of this annual report on Form 10-K.

The information regarding our directors and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference to our definitive proxy statement relating to our 2024 annual meeting of stockholders (the "Proxy Statement"), to be filed with the SEC within 120 days after December 31, 2023.

The information regarding compliance with Section 16(a) of the Exchange Act required by Item 405 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

The information regarding our Code of Business Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

The information regarding certain matters pertaining to our corporate governance required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 11. Executive Compensation

The information regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The tables on our equity compensation plan information and beneficial ownership required by Items 201(d) and 403 of Regulation S-K are incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information regarding transactions with related persons, promoters and certain control persons and director independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 14. Principal Accountant Fees and Services

The information concerning principal accounting fees and services and the Audit Committee's pre-approval policies and procedures required by Item 14 is incorporated herein by reference to the Proxy Statement to be filed with the U.S. Securities and Exchange Commission within 120 days after December 31, 2023.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Documents filed as part of the report

The following documents are filed as part of this annual report on Form 10-K:

(1)   Financial Statements:

Our consolidated financial statements, together with the independent registered public accounting firm's report thereon, are set forth on pages 97 through 159 of this annual report on Form 10-K and are incorporated herein by reference. See Item 8, "Financial Statements and Supplementary Data," filed herewith, for a list of financial statements.

(2)   Financial Statement Schedule:

All financial statement schedules have been omitted because the required information is not applicable or deemed not material, or the required information is presented in the consolidated financial statements and/or in the notes to consolidated financial statements filed in response to Item 8 of this annual report on Form 10-K.

(3)   Exhibits Files:

Exhibit number	Exhibit description
2.1*	Merger Agreement, by and among Ready Capital Corporation, Ready Capital, RC Mosaic Sub, LLC, a Delaware limited liability company, Sutherland Partners, L.P., a Delaware limited partnership, Mosaic Real Estate Credit, LLC, a Delaware limited liability company, Mosaic Real Estate Credit TE, LLC, a Delaware limited liability company, MREC International Incentive Split, LP, a Delaware limited partnership, Mosaic Real Estate Credit Offshore, LP, a Cayman Islands exempted limited partnership, MREC Corp Sub 1 (VO), LLC, a Delaware limited liability company, MREC Corp Sub 2 (LA Office), LLC, a Delaware limited liability company, MREC Corp Sub 3 (Superblock), LLC, a Delaware limited liability company, Mosaic Special Member, LLC, a Delaware limited liability company, Mosaic Secured Holdings, LLC, a Delaware limited liability company, and MREC Management, LLC, dated as of November 3, 2021 (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K filed November 9, 2021).
2.2*	First Amendment to Merger Agreement, dated February 7, 2022, by and among Ready Capital Corporation, Sutherland Partners, L.P., RC Mosaic Sub, LLC, Mosaic Real Estate Credit, LLC, Mosaic Real Estate Credit TE, LLC, MREC International Incentive Split, LP, Mosaic Real Estate Credit Offshore, LP, MREC Corp Sub 1 (VO), LLC, MREC Corp Sub 2 (LA Office), LLC, MREC Corp Sub 3 (Superblock), LLC, Mosaic Special Member, LLC, Mosaic Secured Holdings, LLC and MREC Management, LLC (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K filed February 7, 2022).
2.3*	Agreement and Plan of Merger, dated as of February 26, 2023, by and among Ready Capital Corporation, RCC Merger Sub, LLC and Broadmark Realty Capital Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K filed February 28, 2023).
3.1*	Articles of Amendment and Restatement of ZAIS Financial Corp. (incorporated by reference to Exhibit 3.1 of the Registrant's Form S-11, as amended (Registration No. 333-185938).
3.2*	Articles Supplementary of ZAIS Financial Corp. (incorporated by reference to Exhibit 3.2 of the Registrant's Form S-11, as amended (Registration No. 333-185938).
3.3*	Articles of Amendment and Restatement of Sutherland Asset Management Corporation (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed November 4, 2016).
3.4*	Articles of Amendment of Ready Capital Corporation (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on September 26, 2018).

162

3.5*   Articles Supplementary to the Articles of Amendment of Ready Capital Corporation designating the shares of 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (incorporated by reference to Exhibit 3.7 to the Registrant's Registration Statement on Form 8-A filed on March 19, 2021).

3.6*   Articles Supplementary to the Articles of Amendment of Ready Capital Corporation designating the shares of 6.50% Series E Cumulative Redeemable Preferred Stock, $0.0001 par value per share (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 10, 2021).

3.7*   Articles Supplementary to the Articles of Amendment of Ready Capital Corporation designating the shares of Class B-1 Common Stock, $0.0001 par value per share, Class B-2 Common Stock, $0.0001 par value per share, Class B-3 Common Stock, $0.0001 par value per share, and Class B-4 Common Stock, $0.0001 par value per share (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-3 filed with the SEC on March 21, 2022).

3.8*   Amended and Restated Bylaws of Ready Capital Corporation (incorporated by reference to Exhibit 3.2 to the Registrant's Form 8-K filed on September 26, 2018).

3.9*   Certificate of Notice, dated May 11, 2022, relating to the automatic conversion of the Class B-1 Common Stock, $0.0001 par value per share, Class B-2 Common Stock, $0.0001 par value per share, Class B-3 Common Stock, $0.0001 par value per share, and Class B-4 Common Stock, $0.0001 par value per share, into Common Stock, $0.0001 par value per share (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed on May 10, 2022).

3.10*   Articles Supplementary to the Articles of Amendment of Ready Capital Corporation reclassifying and designating the Class B-1 Common Stock, $0.0001 par value per share, Class B-2 Common Stock, $0.0001 par value per share, Class B-3 Common Stock, $0.0001 par value per share, and Class B-4 Common Stock, $0.0001 par value per share, as Common Stock, $0.0001 par value per share (incorporated by reference to Exhibit 3.2 to the Registrant's Form 8-K filed on May 10, 2022).

4.1*   Indenture, dated February 13, 2017, by and among ReadyCap Holdings, LLC, as issuer, Sutherland Asset Management Corporation, Sutherland Partners, L.P., Sutherland Asset I, LLC and ReadyCap Commercial, LLC, each as guarantors, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed February 13, 2017).

4.2*   First Supplemental Indenture, dated February 13, 2017, by and among ReadyCap Holdings, LLC, as issuer, Sutherland Asset Management Corporation, Sutherland Partners, L.P., Sutherland Asset I, LLC, ReadyCap Commercial, LLC, each as guarantors and U.S. Bank National Association, as trustee and as collateral agent, including the form of 7.5% Senior Secured Notes due 2022 and the related guarantees (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed February 13, 2017).

4.3*   Indenture, dated as of August 9, 2017, by and between Sutherland Asset Management Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed August 9, 2017).

4.4*   Second Supplemental Indenture, dated as of April 27, 2018, by and between Sutherland Asset Management Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed April 27, 2018).

4.5*   Third Supplemental Indenture, dated as of February 26, 2019, by and between Ready Capital Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.7 of the Registrant's Annual Report on Form 10-K filed March 13, 2019).

4.6*   Amendment No. 1, dated as of February 26, 2019, to the First Supplemental Indenture, dated as of August 9, 2017, by and between Ready Capital Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.8 of the Registrant's Annual Report on Form 10-K filed March 13, 2019).

4.7*   Amendment No. 1, dated as of February 26, 2019, to the Second Supplemental Indenture, dated as of April 27, 2018, by and between Ready Capital Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.9 of the Registrant's Annual Report on Form 10-K filed March 13, 2019).

4.8*   Fourth Supplemental Indenture, dated as of July 22, 2019, by and between Ready Capital Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed July 22, 2019).

4.9*   Fifth Supplemental Indenture, dated as of February 10, 2021, by and between Ready Capital Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed February 10, 2021).

4.10*   Sixth Supplemental Indenture, dated as of December 21, 2021, by and between Ready Capital Corporation and U.S. Bank National Association, a Sixth Supplemental Indenture, dated as of December 21, 2021, by and between Ready Capital Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed December 21, 2021) as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed December 21, 2021).

4.11*   Seventh Supplemental Indenture, dated as of April 18, 2022, by and between Ready Capital Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed April 18, 2022).

4.12*   Eighth Supplemental Indenture, dated as of July 25, 2022, by and between Ready Capital Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed on July 25, 2022).

4.13*   Specimen Common Stock Certificate of Ready Capital Corporation (incorporated by reference to Exhibit 4.1 to the Registrant's Form S-4 filed on December 13, 2018).

4.14*   Specimen Preferred Stock Certificate representing the shares of 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (incorporated by reference to Exhibit 4.13 of the Registrant's Registration Statement on Form 8-A filed on March 19, 2021).

4.15*   Specimen Preferred Stock Certificate representing the shares of 6.50% Series E Cumulative Redeemable Preferred Stock, $0.0001 par value per share (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 10, 2021).

4.16*   Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to Broadmark Realty Capital Inc.'s Form 8-A12B filed with the SEC on November 14, 2019).

4.17*   Warrant Agreement, dated as of May 14, 2018, between Trinity Merger Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to Broadmark Realty Capital Inc.'s Form 8-A12B filed with the SEC on November 14, 2019).

4.18*   Amendment to Warrant Agreement, dated November 14, 2019, by and among Broadmark Realty Capital Inc., Continental Stock Transfer & Trust Co., and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.4 to Broadmark Realty Capital Inc.'s Form 8-K filed with the SEC on November 20, 2019).

4.19*   Second Amendment to Warrant Agreement, dated November 14, 2019, by and among Broadmark Realty Capital Inc., Continental Stock Transfer & Trust Co., and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.5 to Broadmark Realty Capital Inc.'s Form 8-K filed with the SEC on November 20, 2019).

4.20*   Third Amendment of Warrant Agreement, dated May 31, 2023, by and among Ready Capital Corporation, RCC Merger Sub, LLC, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.21 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2023).

4.21   Description of Ready Capital Corporation's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

10.1*   Amended and Restated Management Agreement, dated as of May 9, 2016, among ZAIS Financial Corp, ZAIS Financial Partners, L.P., ZAIS Merger Sub, LLC, Sutherland Asset I, LLC, Sutherland Asset II, LLC, SAMC REO 2013-01, LLC, ZAIS Asset I, LLC, ZAIS Asset II, LLC, ZAIS Asset III, LLC, ZAIS Asset IV, LLC, ZFC Funding, Inc., ZFC Trust, ZFC Trust TRS I, LLC, and Waterfall Asset Management, LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed May 9, 2016).

10.2*   First Amendment to Amended and Restated Management Agreement, dated as of December 6, 2020, by and among Ready Capital Corporation, Sutherland Partners, LP and Waterfall Asset Management, LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed December 8, 2020).

10.3*   Third Amended and Restated Agreement of Limited Partnership of Sutherland Partners, L.P., dated as of March 5, 2019, by and among Ready Capital Corporation, as General Partner, and the limited partners listed on Exhibit A thereto (incorporated by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K filed March 13, 2019).

10.4*   Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed September 9, 2019).

10.5*   Ready Capital Corporation 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K filed March 13, 2019).

10.6*   Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.11 of the Registrant's Annual Report on Form 10-K filed March 13, 2019).

10.7*   Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)

10.8*   Equity Distribution Agreement, dated July 9, 2021, by and among Ready Capital Corporation, Sutherland Partners, L.P., Waterfall Asset Management LLC and JMP Securities LLC (incorporated by reference to Exhibit 1.1 of the Registrant's Current Report on Form 8-K filed July 9, 2021).

10.9*   First Amendment to the Equity Distribution Agreement, dated March 8, 2022, by and among Ready Capital Corporation, Sutherland Partners, L.P., Waterfall Asset Management LLC, and JMP Securities LLC (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed on March 8, 2022).

10.10*   Interest Exchange Agreement, dated as of November 3, 2021, by and among Ready Capital Corporation, Sutherland Partners, L.P., MREC Management, LLC and Mosaic Special Member, LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed November 9, 2021)***

10.11*   Amended and Restated Contingent Equity Rights Agreement, dated as of March 21, 2023, by and among Ready Capital Corporation, Sutherland Partners, L.P., and Computershare Inc. and its affiliate Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023).

10.12*   Assignment and Assumption Agreement, dated May 31, 2023, between RCC Merger Sub, LLC and Broadmark Realty Capital Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023).

10.13*   Ready Capital Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Registrant's registration statement on Form S-8 filed with the SEC on September 8, 2023).

10.14	Form of Restricted Stock Unit Award Agreement under the Ready Capital Corporation 2023 Equity Incentive Plan.
10.15	Form of Restricted Stock Award Agreement under the Ready Capital Corporation 2023 Equity Incentive Plan.
19.1	Ready Capital Corporation Insider Trading Policy.
21.1	List of Subsidiaries of Ready Capital Corporation
23.1	Consent of Deloitte & Touche LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of the Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Ready Capital Corporation Incentive Compensation Recovery Policy.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Scheme Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

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* Previously filed.
** This exhibit is being furnished rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K.
*** Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules have been omitted. Ready Capital agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

READY CAPITAL CORPORATION

Date: February 28, 2024	By: /s/ Thomas E. Capasse
	Thomas E. Capasse
	Chairman of the Board, Chief Executive Officer and Chief Investment Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Thomas E. Capasse, Jack J. Ross and Andrew Ahlborn, and each of them, with full power to act without the other, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K and any and all amendments thereto, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 28, 2024	By:/s/ Thomas E. Capasse
	Thomas E. Capasse
	Chairman of the Board, Chief Executive Officer and Chief Investment Officer (Principal Executive Officer)
Date: February 28, 2024	By:/s/ Jack J. Ross
	Jack J. Ross
	President and Director
Date: February 28, 2024	By:/s/ Andrew Ahlborn
	Andrew Ahlborn
	Chief Financial Officer (Principal Accounting and Financial Officer)
Date: February 28, 2024	By:/s/ Frank P. Filipps
	Frank P. Filipps
	Director
Date: February 28, 2024	By:/s/ Todd M. Sinai
	Todd M. Sinai
	Director
Date: February 28, 2024	By:/s/ J. Mitchell Reese
	J. Mitchell Reese
	Director
	By:/s/ Gilbert Nathan
Date: February 28, 2024	Gilbert Nathan
	Director
Date: February 28, 2024	By:/s/ Andrea Petro
	Andrea Petro
	Director
Date: February 28, 2024	By:/s/ Dominique Mielle
	Dominique Mielle
	Director

Date: February 28, 2024	By:/s/ Meredith Marshall
	Meredith Marshall
	Director
Date: February 28, 2024	By:/s/ Daniel J. Hirsch
	Daniel J. Hirsch
	Director
Date: February 28, 2024	By:/s/ Kevin M. Luebbers
	Kevin M. Luebbers
	Director
Date: February 28, 2024	By:/s/ Pinkie D. Mayfield
	Pinkie D. Mayfield
	Director